ANNUAL REPORT 2013



AFRICAN DEVELOPMENT BANK GROUP

1964 2014
50 YEARS SERVING AFRICA

REGIONAL AND NON-REGIONAL MEMBER COUNTRIES

ALGERIA
ANGOLA
BENIN
BOTSWANA
BURKINA FASO
BURUNDI
CABO VERDE
CAMEROON
CENTRAL AFRICAN REPUBLIC
CHAD
COMOROS
CONGO
CONGO, DEMOCRATIC REPUPLIC
CÔTE D'IVOIRE
DJIBOUTI
EGYPT
EQUATORIAL GUINEA
ERITREA
ETHIOPIA
GABON
GAMBIA, THE
GHANA
GUINEA
GUINEA-BISSAU
KENYA
LESOTHO
LIBERIA
LIBYA
MADAGASCAR
MALAWI
MALI
MAURITANIA
MAURITIUS
MOROCCO
MOZAMBIQUE
NAMIBIA
NIGER
NIGERIA
RWANDA
SÃO TOMÉ & PRÍNCIPE
SENEGAL
SEYCHELLES
SIERRA LEONE
SOMALIA
SOUTH AFRICA
SUDAN
SWAZILAND
TANZANIA
TOGO
TUNISIA
UGANDA
ZAMBIA
ZIMBABWE

ARGENTINA
AUSTRIA
BELGIUM
BRAZIL
CANADA
CHINA
DENMARK
FINLAND
FRANCE
GERMANY
INDIA
ITALY
JAPAN
KUWAIT
NETHERLANDS, THE
NORWAY
PORTUGAL
SAUDI ARABIA
SOUTH KOREA
SPAIN
SWEDEN
SWITZERLAND
TURKEY
UNITED ARAB EMIRATES (MEMBER OF THE ADF ONLY)
UNITED KINGDOM
UNITED STATES OF AMERICA

AFRICAN DEVELOPMENT BANK GROUP

AFRICAN DEVELOPMENT BANK
AFRICAN DEVELOPMENT FUND

BOARDS OF GOVERNORS

ADB
Forty-Ninth
Annual Meeting

ADF
Fortieth
Annual Meeting

Kigali, Rwanda
May 19-23, 2014

REPORT

by the
Boards of Directors
of the
African Development Bank
and the
African Development Fund
Covering the period
January 1 to December 31, 2013

ADB-ADF/BG/AR/2013

Acknowledgments

This Annual Report was prepared by the Department of Development Research of the Chief Economist Complex under the guidance of the Board's Annual Report Committee, comprising: M. S. Khan, Chairperson; H. Tuunanen, Vice Chairperson; Members: F. Kruger, A. Msa, P.M.N. Mwangala and H. Babaammi.

Report Team: M. Ncube, Chief Economist and Vice President; S. Kayizzi-Mugerwa, Director; A. Salami, B. Barungi, and F. Bangurah, Development Research Department; B. Kokil, Manager; F. Lawson, P. Lartey and L. Kouakou, Statistics Department; P. Quarcoo (Consultant), A. Portella (Consultant), T. Wasswa (Consultant) and P. de Castelnau (Consultant).

Translation and Editing Team: O. L. Pinzi, Director; J. Edjangue, Manager; E. Alexander, Manager; A. Rutayisire and B. Lo (French Translators); E. W. Goro (English Editor), Language Services Department; and D. Short (Consultant).

Finance Team: A. Odukomaiya, Director; N. Ngwenya, Manager; H. B. Othman and S. Oppong, Financial Control Department.

The Annual Report Team acknowledges the guidance of the Senior Management Coordinating Committee during the Report's preparation. It also acknowledges comments and contributions from Departments and Organizational Units in the various Complexes of the Bank.

Cover Design and Photographs: Communications and External Relations Department.

Department of Development Research
African Development Bank
Temporary Relocation Agency (TRA)
BP 323, 1002 Tunis Belvédère
Tunis, TUNISIA
Tel: (216) 71 10 21 75
Fax: (216) 71 83 24 09

Website: http://www.afdb.org

ISSN – 1737-8990

Design/Layout and Printing by PhoenixDesignAid
ISO 14001 certified and EMAS-approved

Contents

Fast Facts
African Development Bank Group

Constituent Institutions	The African Development Bank (ADB) The African Development Fund (ADF) The Nigeria Trust Fund (NTF)
Shareholders	53 African countries (Regional Member Countries) 25 non-African countries (non-Regional Member Countries)
Mission	To promote sustainable economic growth and reduce poverty in Africa
Authorized Capital as of December 31, 2013 (ADB)	UA 66.98 billion
Subscribed Capital as of December 31, 2013 (ADB)	UA 65.21 billion
Paid-up Capital as of December 31, 2013 (ADB)	UA 4.96 billion
Callable Capital as of December 31, 2013 (ADB)	UA 60.25 billion
Total Reserves as of December 31, 2013 (ADB)	UA 2.86 billion
Approved Operations, 2013	317 operations totalling UA 4.39 billion, financed as follows: ADB: UA 1.83 billion ADF: UA 2.27 billion NTF: UA 31.2 million Special Funds*: UA 253.4 million
Of which:	
Loans	UA 2.86 billion (93 operations)
Grants	UA 697.0 million (114 operations)
HIPC	UA 22.3 million (2 operations)
Equity Participation	UA 99.5 million (10 operations)
Guarantees	UA 431.7 million (6 operations)
Loan Reallocation	UA 17.8 million (1 operation)
Special Funds*	UA 253.4 million (91 operations)
Loan and Grant Approvals by Sector, 2013	**Infrastructure:** UA 2.05 billion (57.6 percent) **Multisector:** UA 449.2 million (12.6 percent) **Agriculture and Rural Development:** UA 428.7 million (12.0 percent) **Social:** UA 334.8 million (9.4 percent) **Finance:** UA 288.0 million (8.1 percent) **Environment:** UA 9.2 million (0.3 percent) **Urban development:** UA 0.3 million (0.01 percent)
Total Cumulative Loan and Grant Approvals, 1967–2013	4,003 loans and grants totalling 67.22 billion

Notes:
** Special Funds: These are the approvals for the operations of the African Water Facility, the Rural Water Supply and Sanitation Initiative, the Global Environment Facility, the Global Agriculture and Food Security Program, the Climate Investment Fund, the Sustainable Energy Fund for Africa, the Middle East and North Africa Transition Fund, the Congo Basin Forest Fund, the Fund for African Private Sector Assistance, the Microfinance Capacity Building Fund, the Governance Trust Fund, the Trust Fund for Countries in Transition, the Africa Trade Fund, the Zimbabwe Multi-Donor Trust Fund, and the Migration and Development Trust Fund.*

AFRICAN DEVELOPMENT BANK GROUP

TEMPORARY RELOCATION AGENCY
15, Avenue du Ghana
Angle des rues Pierre de Coubertin et Hedi Nouira
BP 323 1002
Tunis Belvédère
TUNISIA
Telephone: (216) 71 333 511
Fax: (216) 71 351 933

April 17, 2014

The Chairperson,
Boards of Governors
African Development Bank
African Development Fund

Dear Mr. Chairperson,

In accordance with Article 32 of the Agreement Establishing the African Development Bank and Articles 8, 11 and 12 of the General Regulations made thereunder, and pursuant to Article 26 of the Agreement Establishing the African Development Fund and Articles 8, 11 and 12 of the General Regulations made thereunder, I have the honor, on behalf of the Boards of Directors of the Bank and of the Fund, to submit the audited financial statements of the African Development Bank and the audited special purpose financial statements of the African Development Fund for the financial year ended December 31, 2013.

This Joint Report includes the administrative budget for the period commencing January 1, 2014 and ending December 31, 2014, as approved by the Boards of Directors, as well as a review of developments in the African economy and in the operational activities of the Bank Group during 2013.

Please accept, Mr. Chairperson, the assurances of my highest consideration.

Donald Kaberuka
President
of the
African Development Bank Group
and
Chairperson of the
Boards of Directors

The President and the Executive Directors
African Development Bank Group



BANQUE AFRICAINE DE DEVELOPPEMENT
AFRICAN DEVELOPMENT FUND
FONDS AFRICAIN DE DEVELOPPEMENT

First row from left to right: Mr. Mohamed Samy ZAGHLOUL (Egypt); Mr. Amadou KONE (Côte d'Ivoire); Ms. Mulu KETSELA (Ethiopia); Mr. Moegamat Shahid KHAN (South Africa); Mr. Shehu YAHAYA (Dean of Board Members-Nigeria); Mr. Donald KABERUKA (President of the Bank Group and Chairperson of the Boards of Directors); Mr. Abdelmajid MELLOUKI (Morocco); Mr. François KRUGER (France); Ms. Petronella MWANGALA (Zambia); Mr. Hau Sing TSE (Canada); and Mr. Hadji BABAAMMI (Algeria).

Second row from left to right: Mr. Heikki TUUNANEN (Finland); Mr. Abdul-Magid GADAD (Libya); Mr. Dominic O'NEILL (United Kingdom); Mr. Abdallah MSA (Comoros); Ms. Elizabeth MORRIS (United States); Mr. Mahomed R. J. MAHOMED (Mozambique); Mr. Alieu Momodou NGUM (The Gambia); Mr. Tomoya ASANO (Japan); Mr. Christoph KOHLMEYER (Germany); and Mr. Leonard SENTORE (Burundi).

Composition of the Boards of Directors
as of December 31, 2013

The Board of Directors of the African Development Bank	
Chairperson: Donald KABERUKA	
Executive Directors	**Alternate Executive Directors**
Tomoya ASANO (Japan)	Henrique PISSAIA de SOUZA (Brazil)
Hadji BABAAMMI (Algeria)	Alfredo Paulo MENDES (Guinea-Bissau)
Abdul-Magid GADAD (Libya)	M. M. OULD HAMMA KHATTAR (Mauritania)
Vacant (U.S.A.)	Elisabeth H. MORRIS (U.S.A.)
Mulu KETSELA (Ethiopia)	Vacant
Moegamat Shahid KHAN (South Africa)	Motena Ernestine TSOLO (Lesotho)
Christoph KOHLMEYER (Germany)	Vacant
Amadou KONE (Côte d'Ivoire)	Bernardo ABAGA NDONG MAYIE (Equatorial Guinea)
François KRUGER (France)	Gauthier BOURLARD (Belgium)
Mahomed R.J. MAHOMED (Mozambique)	Heinrich Mihe GAOMAB II (Namibia)
Abdelmajid MELLOUKI (Morocco)	Vacant
Abdallah MSA (Comoros)	Ousman Sougui ABAKAR (Chad)
Petronella M. N. MWANGALA (Zambia)	Cornelius Karlens DEKOP (Botswana)
Alieu Momodou NGUM (The Gambia)	Miata BEYSOLOW (Liberia)
Dominic O'NEILL (U.K.)	Vacant
Leonard SENTORE (Burundi)	Vacant
Hau Sing TSE (Canada)	Jangro LEE (Republic of Korea)
Heikki TUUNANEN (Finland)	Gabriel SAMUELSSON (Sweden)
Shehu YAHAYA (Nigeria)	Maria da Neves C. B. de SOUSA (São Tomé & Príncipe)
Mohamed Samy S. ZAGHLOUL (Egypt)	Ali MOHAMED ALI (Djibouti)
The Board of Directors of the African Development Fund	
Chairman: Donald KABERUKA	
Executive Directors	**Alternate Executive Directors**
Tomoya ASANO (Japan)	Abdulrahman ABUBAKR (Saudi Arabia)
Vacant (U.S.A.)	Elizabeth H. MORRIS (U.S.A.)
Mulu KETSELA (ADB)	Vacant
Christoph KOHLMEYER (Germany)	Vacant
François KRUGER (France)	Gauthier BOURLARD (Belgium)
Abdelmajid MELLOUKI (ADB)	Vacant
Petronella M. N. MWANGALA (ADB)	Cornelius Karlens DEKOP (Botswana)
Alieu Momodou NGUM (ADB)	Miata BEYSOLOW (Liberia)
Dominic O'NEILL (U.K.)	Vacant
Leonard SENTORE (ADB)	Vacant
Hau Sing TSE (Canada)	Jangro LEE (Republic of Korea)
Heikki TUUNANEN (Finland)	Gabriel SAMUELSSON (Sweden)
Shehu YAHAYA (ADB)	Maria da Neves C. B. de SOUSA (São Tomé & Príncipe)
Mohamed Samy S. ZAGHLOUL (ADB)	Ali MOHAMED ALI (Djibouti)

Source: AfDB Secretary General.

Message from the President of the African Development Bank Group and Chairperson of the Boards of Directors



Donald Kaberuka
President of the African Development Bank Group

I am pleased to submit the Bank Group's Annual Report for 2013. The global economy, though still weak, shows some signs of a modest recovery. However, the unwinding of monetary stimulus has potential downside risks on growth in the emerging economies.

In 2013, growth for most African countries continued to be robust and is expected to accelerate in 2014. However, sustainability requires that the benefits are shared more equitably. Job creation remains an acute priority everywhere.

In 2013, the Bank committed USD 6.7 billion to projects and programs in member countries, an increase of some 3 percent in real terms over the previous year in accordance with our strategy—the bulk of the investments were in infrastructure. The lower overall lending at the Bank window was more than compensated for by higher levels of financing from our concessional window, the African Development Fund (ADF).

I would like to express my appreciation to member states contributing to the ADF. Despite tough budgets everywhere, the ADF-13 was successfully replenished in September, 2013. I welcome Libya, Angola and Turkey as new contributors to the ADF and look forward to more African countries doing the same in the future.

The year marked the beginning of the implementation of the Bank's Ten-Year Strategy. We have made progress on our goal of creating a new vehicle for mobilizing resources from Africa and elsewhere to finance infrastructure projects on the continent. I am equally pleased to report steady progress on decentralization. This proximity to the countries is impacting positively on our operations and country dialogue.

Despite the unfavourable global economic environment, the Bank has maintained a strong financial position. Our risk-bearing capacity remains robust. The four major rating agencies once again reaffirmed their AAA rating of the Bank's senior debt, with a stable outlook. This confirms the Bank's capital adequacy, prudent financial and risk management, solid shareholder support, and preferred creditor status.

2014 is a pivotal year for the Institution. After ten years of relocation to Tunis, the process of returning the Bank to its headquarters in Abidjan, Côte d'Ivoire, is well underway, in accordance with the roadmap agreed upon in Marrakech. All efforts are being made by the teams in Tunis and Abidjan to ensure an orderly return of the Bank and minimal disruption to its operations. Business continuity will be given maximum attention. I wish to thank the authorities of both Côte d'Ivoire and Tunisia for providing all the support required to ensure the smooth completion of this exercise.

Finally, I would like to thank our shareholders, and our partners for their continued support. A special thanks to the Boards of Directors for skilfully steering the Bank through the year, and Management and staff for contributing to the results achieved. We can look forward to another successful year for the Bank Group, in fulfilling its mandate.



Donald Kaberuka
President, African Development Bank Group,
Chairperson of the Boards of Directors

Executive Summary

Performance and Prospects

Economic performance. In 2013, Africa continued to demonstrate resilience in the face of slow recovery of the global economy, although with broad variation across countries and regions. Growth in sub-Saharan Africa was 5 percent, and excluding South Africa, about 6 percent (Figure 0.1). West Africa registered the highest rates of growth, about 7 percent (same level as recorded in 2012), followed closely by East Africa with about 6 percent, about 2 percentage points above those of 2012. Central Africa grew at about 4 percent (compared to 6 percent in 2012) with the eruption of armed conflict in the Central African Republic reducing growth prospects for the sub-region in the near term. North Africa grew by 1.9 percent, a decline of approximately 8 percentage points compared with 2012. In Southern Africa, growth averaged 3.0 percent, indicating little change from 2012. Low-Income Countries (LICs), including Fragile States, grew by about 5 percent on average. Among major oil exporters, growth was highest for Angola, Gabon and Nigeria, at 5 percent or above. The investment-driven economies, that is countries transitioning toward manufacturing and services as drivers of the economy, grew at between 3 to 7 percent.

Macroeconomic management. Africa's average inflation fell by 2 percentage points to 6.7 percent in 2013, compared to 2 percent in the US and the EU, and to a global average of 6 percent. Overall, countries maintained a cautious fiscal stance. The average fiscal deficit as a percent of GDP rose to 3.9 percent in 2013 from 2.9 percent in 2012. The current account deficit increased to 2.5 percent of GDP in 2013 from 1.5 percent in 2012. Net oil-exporting countries saw their current account surplus as a percentage of GDP fall from 2.3 percent in 2012 to 0.8 percent in 2013, while the current account deficit was 8 percent of GDP for oil importers, compared to 7.6 percent in 2012.

Figure 0.1
Africa's Economic Growth and Projections



Growth Rate (%)
Africa
Sub-Saharan Africa
North Africa
8
6
4
2
0
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 (e) 2014 (p) 2015 (p)

Source: AfDB Statistics Department.
Note: (e) estimates; (p) projections.

External financing. In spite of the financial crisis, remittances and Foreign Direct Investment (FDI) have continued to flow to Africa in relatively high volumes in recent years. Remittances reached some USD 65 billion in 2013, an increase of 5 percent over 2012. They have reflected a resilience that is beginning to attract the interest of governments and the private sector in Africa. Net FDI flows grew by about 9 percent to USD 57 billion in 2013. The latter reflects the search for value by investors in the West in a climate of generally low interest rates. The bulk of the FDI went to mineral prospecting and capacity building in the extractive industries across Africa. However, in spite of the shortage of capital for investment on the continent, substantial amounts of resources continue to flow out of the countries illicitly.

Growth prospects. Africa's growth is projected to be about 4.8 percent in 2014 and 5.7 percent in 2015. Growth in Central Africa is expected to be about 6 percent in 2014 and 2015, although the armed conflict in the Central African Republic as noted to above has lowered prospects. East Africa is expected to grow at about 6 percent in 2014, but rates might rise with the new oil and gas discoveries in the region, and expectations of increased investment in prospecting and transport infrastructure. North Africa is expected to grow by 3.1 percent in 2014 and 5.5 percent in 2015, contingent on the socio-economic developments in the region. Southern Africa as a whole is expected to grow at 4 percent in 2014 and 4.4 percent in 2015, with some countries such as Zambia posting growth rates of above 7 percent. South Africa, the regional motor, is projected to grow at 2.7 percent and 3 percent in 2014 and 2015, respectively—that is somewhat higher than in the recent past. Average growth in West Africa is projected at about 7 percent in 2014 and 2015, on the back of expanding natural resource sectors and diversification efforts.

Post-MDG Agenda

Although Africa has made some progress towards meeting the Millennium Development Goals, including reduction in child and maternal mortality, attainment of universal primary education, and improvement in gender parity, countries are looking toward a Post-MDG agenda that emphasizes economic inclusion and structural transformation. In 2011, the Bank, the African Union Commission (AUC), the Economic Commission for Africa (ECA), and the United Nations Development Program (UNDP) initiated a series of consultations on the Post-2015 Development Agenda. The emerging "Africa's Common Position" underlines the following

four items: (1) structural transformation and green growth; (2) innovation and technology transfer; (3) human capital development; and (4) sustainable financing and partnerships.

Global Value Chains and the Bank's Response

Global value chains are an important and dynamic tool that Africa could use to industrialize and integrate beneficially into the global economy. The concept dictates that being part of the chain of production can be of greater value than controlling the entire production process. However, countries will need to examine the costs and benefits of GVCs to avoid being locked into low productivity value chains, or to be subjected to environmental degradation. GVCs could also erode regional trade arrangements. Success will require an innovative and far-sighted approach that takes full advantage of Africa's vast natural resources, youthful population and growing middle class to industrialize and diversify the economy. At the operational level, a number of Bank projects and activities with implications for GVCs have been implemented in agriculture, transport, and ICT. The Bank's Ten-Year Strategy, 2013-2022, highlights the importance of GVCs in linking Africa to the global economy. Bank policies and strategies in the private sector, regional integration, agriculture and human development also indicate the same thrust. Recent examples of private sector operations with high potential for boosting GVCs include Bank support for Nigerian manufacturing and agribusiness, the Trade Finance Program, worth USD 1 billion set up in 2013, and lending to transport and energy projects in East and Southern Africa. Studies and other knowledge work touching on GVCs have also been undertaken in the Bank.

Bank Group Operations

Overview. In 2013, total Bank Group operations amounted to UA 4.39 billion, an increase of about 3 percent compared to 2012 (Figure 0.2). ADF operations amounted to UA 2.27 billion, an increase of about 20 percent compared to 2012. ADB operations declined by 12 percent to UA 1.83 billion in 2013, due mainly to economic and political disruptions among key borrowers from the ADB window. The Bank explored a number of options to boost business development, including whether to amend the Bank's credit policy to allow low-income Regional Member Countries (RMCs) direct access to the ADB sovereign window under well stipulated conditions; scaling up public-private partnerships and co-financing opportunities; and exploring new financing sources, including equity, pension funds and the emerging economies.

Aligning to the Ten-Year Strategy. During 2013, the Bank financed a number of projects that fit in well within the twin objectives of the Ten-Year Strategy—inclusive growth and transition to green growth. Examples include support for a project for inclusive growth and competitiveness in Senegal, sanitation projects in ten countries financed by the African Water Facility, and projects promoting skills and human development, agriculture and rural development. The latter incorporated segments are targeted at women and the youth. In the area of green growth, the Bank approved six projects, including a thermal power project in Djibouti and a project to scale up energy access in Rwanda. The Bank's Climate Investment Funds financed agricultural projects targeted at reducing emissions caused by deforestation and forest degradation (REDD+) in Ghana, Burkina Faso and the Democratic Republic of the Congo.

Bank Group Operations by Priority and Areas of Special Emphasis

Infrastructure approvals, mostly transport and energy, received the bulk of the Bank Group resources (Figure 0.3), although

Figure 0.2
Bank Group Total Approvals by Window*, 2008-2013 (UA billion)



Bank Group
ADB
ADF
*NTF Approvals not shown
8
6
4
2
0
3.53
1.81
1.67
8.06
5.60
2.43
4.10
2.58
1.46
5.72
3.69
1.82
4.25
2.08
1.89
4.39
1.83
2.27
2008
2009
2010
2011
2012
2013

Source: AfDB Statistics Department.

Figure 0.3
Bank Group Loan and Grant Approvals by Sector, 2013 (UA 3.56 billion)



Environment 0.3%
Multisector 12.6%
Finance 8.1%
Agriculture 12.0%
Social 9.4%
Water Supply & Sanitation 8.4%
Energy 16.0%
Communication 1.0%
Transport 32.2%

Source: AfDB Statistics Department.

other core priorities such as private sector development, agriculture, and multisector operations (for governance and accountability) also received support.

Infrastructure. During the year, Bank Group infrastructure approvals amounted to UA 2.05 billion (57.6 percent) of which transport was the dominant subsector (32.2 percent). The Bank undertook projects worth UA 1.18 billion in the areas of transport, ICT and related infrastructure. The Walvis Bay Container Terminal Project in Namibia (worth UA 198.4 million) will provide a high-quality link to the sea for many landlocked countries in the region.

Energy operations. In 2013, the Bank Group's energy operations (public and private sector loans and grants) amounted to UA 569.1 million, with public sector operations accounting for 57.9 percent of the total. The Bank financed an electricity network interconnection project for Côte d'Ivoire, Liberia, Sierra Leone, and Guinea, valued at UA 128.2 million that will have important implications for regional integration. The Grand Inga 3 hydroelectric project in the Democratic Republic of the Congo is another important project in that regard. The Bank contributed UA 44.4 million towards the preparation of the first phase of the project. Eventually the project will generate 4,800 MW and be able to supply electricity at home and for export to the Republic of South Africa.

Water supply and sanitation. During the year, Bank Group approvals for water supply and sanitation operations amounted to UA 356.8 million, including special funds. The special funds, namely the Rural Water Supply and Sanitation Initiative, the African Water Facility, and the Multi-Donor Water Partnership Program, supported projects in 18 RMCs.

Regional operations. Total approvals for regional operations amounted to UA 1.32 billion in 2013, a 37.8 percent increase over 2012. The largest share went to infrastructure (51.8 percent), closely followed by the financial sector (40.5 percent), for lines of credit, trade finance and equity financing. The Bank also supported socio-economic initiatives in the Sahel, the Horn of Africa, and the Mano River region, in partnership with other agencies. In November 2013, the President of the Bank, together with other dignitaries including the United Nations Secretary-General visited the Sahel region to get a first-hand assessment of the situation in the region and how the international community could assist.

Private sector and Africa50. In 2013, the Bank financed 37 private sector operations, worth UA 1.05 billion, a 39.4 percent increase over 2012. Finance, mainly in the form of guarantees, lines of credit and equity participation, accounted for 65.5 percent of the operations. Energy accounted for 22.9 percent, comprising mostly renewable energy, such as the Lake Turkana Wind Power project in Kenya. Agriculture accounted for 11.3 percent of the total, including projects in agribusiness and fertilizer production. During the year, the Bank embarked on the creation of Africa50, as an innovative financing vehicle for infrastructure. It aims at mobilizing private financing to accelerate the speed of infrastructure delivery, thereby creating a new platform for Africa's growth.

Governance. The Bank Group approved 54 projects and programs in support of good governance across 30 countries for a total of UA 465.7 million during 2013. The focus was on strengthening policies and institutions for increased effectiveness, transparency and accountability in the management of public finances, and the improvement of the investment climate for private sector led growth.

Skills and human development. During 2013, the Bank Group approved some UA 337.9 million to improve skills and promote human development. Two projects were approved for Morocco for a program to ensure that skills training matches the needs of the employers, and a program for the reform of medical insurance coverage. Also important were projects for skills development for Rwanda and Senegal, targeting the youth.

Areas of special emphasis: agriculture and food security, gender and Fragile States. Total project approvals for agriculture and food security amounted to UA 530.5 million, including special funds of UA 101.9 million in 2013. This comprised operations in infrastructure rehabilitation for crop, fisheries and livestock production; construction of access and feeder roads; biodiversity conservation; strengthening climate resilience; and sustainable forest management and conservation. The draft Gender Strategy was completed during 2013 and awaits Board approval in early 2014. During the year, a Special Envoy on Gender was appointed to provide leadership for the Bank's gender agenda. Moreover, the preparation of Country Strategy Papers for Liberia, Sierra Leone, Mauritius, DRC, Ivory Coast and Kenya, with gender experts on mission teams, was a key step in mainstreaming gender in all Bank operations. On the other hand, the Fragile States Unit was transformed into a full-fledged Department. The Report of the High-Level Panel on Fragile States, led by the President of Liberia, was presented at the African Union Summit in January 2014. It provides new thinking on the way forward in resolving socio-economic fragility in Africa.

The Bank's Key Corporate Reforms and Governance

Institutional reforms. The Ten-Year Strategy was approved in April 2013 and was followed soon afterwards by the fine-tuning of the Bank's institutional structure to ensure alignment with the new policy thrust. A new position of Group Chief Risk Officer was created, as well as an African Natural Resources

Centre (ANRC), new departments dedicated to business and financial development, and a delivery and performance office. A number of departments were adjusted or merged and there was considerable staff movement. Notably, the field office for Nigeria became a country office, headed by a director. The Bank's field presence increased further in 2013, from 34 to 37 countries, although with only 31 Field Offices. A number of staff are embedded in other agencies or oversee countries from neighbouring Field Offices. In the area of human resource management, a People Strategy (2013-17) was launched and a staff survey undertaken. The preliminary results indicate increased staff satisfaction and motivation.

Policies and strategies. A number of policies, strategies and guidelines were introduced during 2013, meant to help operationalize the Ten-Year Strategy (TYS). They include: Guidelines on the Cancellation of Eligible Non-Sovereign Operations; Private Sector Development Policy; and accompanying Private Sector Development Strategy; and the Independent Evaluation Strategy. The Amendment to the Bank Group Credit Policy will be brought to the Board for consideration during 2014.

Development effectiveness. In December 2013, the Bank adopted the Integrated Safeguards System (ISS) to promote growth that is socially inclusive and environmentally sustainable, in line with the TYS. Furthermore, the Bank introduced an evidence-based and results-focused method for assessing project performance, making the new Implementation Progress and Results Report (IPR) and the revised Project Completion Report (PCR) mandatory aspects of project reporting. The Bank's quality-at-entry standards developed in 2010 were also updated. The new set of criteria for use in the readiness review became effective from 1 January 2014.

The ADF-13 replenishment. In September 2013, the replenishment of ADF-13 was finalized. Participants reaffirmed their commitment to supporting Africa's economic transformation and agreed to a total replenishment level of UA 5.345 billion for the period 2014 to 2016. The Performance Based Allocation formula was preserved, although a means to account for the infrastructure deficit was introduced.

Intermediate recourse mechanisms. During 2013, the Office of the Auditor General continued to monitor the impact of changes in policies and procedures on Bank performance. A new Staff Integrity and Ethics Office (SIEO) was created by the Bank as part of the fine-tuning exercise. Ethics officers will continue to provide advice and counsel to staff, while Integrity officers will investigate, and prosecute, through the Bank's internal justice system, staff that violate rules or prescribed standards. The exception will be cases of corruption, which will be handled by the Integrity and Anti-Corruption Department (IACD). During the year the IACD introduced a two-tier sanctions regime composed of a sanctions entity that is independent of the investigative office, in line with the Agreement for Mutual Enforcement of Debarment Decisions.

Operations evaluation. During the year, the Boards of Directors approved the Bank Group's Independent Evaluation Strategy, 2013–2017. It will promote learning, accountability, and an evaluation culture for the Bank in support of the overarching goal of improving development effectiveness in countries. Compared to previous years, the number of thematic, sector, corporate and country strategy evaluations increased, while those for stand-alone projects have decreased. Moreover, attempts were made throughout the year to create synergies between project level work and thematic and sector-level evaluations.

Boards' oversight and strategic responsibilities. The Boards of Directors discharged their oversight and strategic responsibilities in several areas during 2013. Key strategies and policies were approved, notably the Ten-Year Strategy for 2013 to 2022 and the ADF-13 replenishment was successfully concluded. The monitoring of the budget, including its mid-term review, was a key oversight instrument. In March 2013, the Boards of Directors approved the Return to Headquarters Roadmap Matrix. To ensure an orderly return, the Boards worked with Management to oversee its implementation, including making trips to Abidjan. On their part, the Boards of Governors met at the 2013 Annual Meetings held in Marrakech, Morocco, in May 2013 to deliberate on a number of issues. During their Governors' Dialogue, they examined the issue of structural transformation and natural resource management in Africa, and how the continent could maximize benefits from its own resources. They welcomed the Bank's Africa50 initiative for private financing of infrastructure, and encouraged the Bank to complete all the practical details to enable its launch. The Board of Governors adopted the resolution for the return of the African Development Bank to its Headquarters in Abidjan.

Sound Financial Management

Strong financial position. In spite of the long-drawn global recession and unfavourable situation in financial markets in 2013, the Bank continued to exercise sound financial management as acknowledged by the four rating agencies: Standard & Poor's, Moody's, Fitch Ratings, and the Japan Credit Rating Agency. They once again reaffirmed their AAA and AA+ rating of the African Development Bank's senior debt, with a stable outlook. Their ratings reflect the Bank's strong membership support, its preferred creditor status, sound capital adequacy and prudent financial management, and lending policies. As at 31 December 2013, the Bank's paid-up capital was UA 4.96 billion, the same as in 2012. The Bank's callable capital at year-end at UA 60.25 billion was also the same as at end 2012.

Table 0.1
Summary of Bank Group Operations, Resources and Finance, 2004-2013
(UA million)

	2004	2005	2006	2007	2008	2009*	2010	2011	2012	2013	Cumulative Total (a)
Operations											
Bank Group Approvals [b/]											
Number	124	102	137	100	133	181	139	184	199	**317**	**4,501**
Amount	2,786.70	2,293.63	2,596.88	3,097.64	3,528.73	8,064.49	4,099.75	5,720.29	4,253.75	**4,385.78**	**76,588.54**
of which HIPC	1,009.13	508.68	257.49	153.17	159.87	372.56	202.95	1,350.85	248.00	**22.32**	**6,111.32**
Disbursements	1,315.54	1,289.81	1,239.03	1,615.68	1,860.91	4,083.59	2,510.70	3,174.11	3,379.53	**3,133.95**	**45,258.10**
ADB Approvals [b/]											
Number	23	34	38	29	58	84	59	59	48	**65**	**1,431**
Amount	1,519.54	868.73	1,045.37	1,670.06	1,807.01	5,604.07	2,581.13	3,689.43	2,080.46	**1,831.70**	**43,609.66**
of which HIPC	707.77	75.99	102.21	-	113.75	112.77	144.14	1,178.04	134.58	**9.64**	**3,158.22**
Disbursements	630.23	595.35	548.44	884.75	727.53	2,352.29	1,339.85	1,868.79	2,208.17	**1,430.78**	**26,049.33**
ADF Approvals [b/]											
Number	99	65	84	54	62	77	65	87	98	**156**	**2,728**
Amount	1,257.91	1,421.71	1,544.57	1,381.75	1,665.34	2,426.96	1,456.72	1,831.86	1,890.17	**2,269.55**	**31,699.77**
of which HIPC	301.37	429.49	155.28	153.17	17.95	259.09	29.99	171.93	112.21	**12.68**	**2,889.95**
Disbursements	680.50	691.06	685.16	725.00	1,124.92	1,726.43	1,165.84	1,296.65	1,169.60	**1,702.21**	**18,970.32**
NTF Approvals											
Number	2	3	-	-	2	3	2	3	3	**5**	**93**
Amount	9.25	3.19	-	-	28.16	5.70	29.53	10.88	14.10	**31.17**	**427.48**
of which HIPC	-	3.19	-	-	28.16	0.70	28.83	0.88	1.20	**-**	**63.15**
Disbursements	4.81	3.39	5.43	5.94	8.45	4.87	5.02	8.67	1.76	**0.96**	**238.46**
Special Funds Approvals [c/]											
Number	-	-	15	17	11	17	13	35	50	**91**	**249**
Amount	-	-	6.94	45.83	28.21	27.76	32.38	188.12	269.03	**253.36**	**851.63**
Resources and Finance (at year's end)											
ADB											
Authorized Capital	21,870.00	21,870.00	21,870.00	21,870.00	21,870.00	22,120.00	67,687.46	66,054.50	66,975.05	**66,975.05**	
Subscribed Capital [d/]	21,597.90	21,717.67	21,794.00	21,693.16	21,765.14	21,817.58	23,924.62	37,322.00	65,215.04	**65,210.13**	
Paid-up Portion [d/]	2,223.26	2,269.06	2,357.78	2,351.53	2,356.01	2,359.32	2,375.63	3,289.06	4,962.68	**4,962.34**	
Callable Portion	19,374.63	19,367.00	19,436.76	19,341.63	19,409.14	19,458.25	21,548.99	34,032.95	60,252.36	**60,247.80**	
Borrowing (gross)	6,057.52	6,560.11	6,088.75	6,803.17	7,160.81	10,703.22	12,231.34	12,231.39	13,373.32	**13,326.00**	
Outstanding Debt [e/]	5,638.89	5,940.40	5,870.47	6,198.87	6,707.28	10,580.64	11,980.57	12,902.96	13,278.80	**12,947.44**	
Cumulative Exchange Adjustment on Subscriptions [f/]	(147.20)	(151.76)	(155.74)	(160.08)	(161.03)	(161.97)	(162.57)	(160.63)	(166.83)	**(172.65)**	
Reserves [g/]	1,486.44	2,266.39	2,305.48	2531.8	2475.47	2552.96	2627.28	2536.18	2667.44	**2,856.88**	
Cumulative Currency Translation Adjustment	(467.97)	-	-	-	-	-	-	-	-		
Gross Income	446.67	479.61	542.85	578.62	564.45	518.88	519.32	489.18	553.64	**470.20**	
Net Income [h/]	143.53	221.32	194.03	323.67	304.66	231.16	213.66	164.51	198.62	**180.33**	
ADF											
Subscriptions [i/]	12,654.44	13,261.76	14,314.51	15218.76	16566.02	17,854.02	19,030.32	20428.32	21622.28	**23,084.05**	
Other Resources [j/]	(571.34)	(476.02)	(776.38)	(703.50)	(656.59)	(493.44)	(437.23)	(375.27)	(400.28)	**(401.16)**	
NTF											
Resources (gross) [g/]	366.93	409.08	286.12	273.47	286.78	156.73	160.86	162.74	164.62	**165.77**	

Sources: AfDB Statistics Department for data on operations; AfDB Financial Control Department for data on Resources and Finance.

Notes:
a/ The cumulative figures go back to the initial operations of the three institutions (1967 for ADB, 1974 for ADF and 1976 for NTF).
b/ Approvals include loans and grants, private and public equity investments, emergency operations, HIPC debt relief, loan reallocations, guarantee and Post-Conflict Country Facility.
c/ These are approvals on the operations of the African Water Facility and Rural Water Supply and Sanitation Initiative, Global Environment Facility, the Global Agriculture and Food Security Program, the Climate Investment Fund, the Congo Basin Forest Fund, the Fund for African Private Sector Assistance, the Trust Fund for Countries in Transition, the Africa Trade Fund, the Zimbabwe Multi-Donor Trust Fund, and the Migration and Development Trust Fund.
d/ Subscribed capital and paid-up capital for 2005 were restated to exclude shares to be issued upon payment of future installments.
e/ Outstanding debt for 2004 was restated for fair-value option.
f/ Cumulative Exchange Adjustment on Subscriptions were restated in 2001 for prior years to adjust for translation gains and losses on subscriptions.
g/ Net Income before appropriation to Special Reserve. For 2001, operating income (i.e. net income less the IAS 39 adjustment) has been used, to present the 2001 results on the same basis as in prior years, thereby ensuring comparability between 2001 figures and those of prior years.
h/ For the years 2001 to 2003, net income excluded net gains/losses on non-trading derivatives (IAS 39 adjustments). Also for the years 2005 and 2006 net income excluded income transfers approved by the Board of Governors, thereby insuring comparability between current year figures and those of prior years.
i/ Subscriptions = Restated for the years 1997-2005 to the amounts paid instead of amounts pledged.
j/ Other Resources = Accumulated Reserves/Loss + Net Income/Loss for the year + Miscellaneous.

The conversion rates are those for 31 December of each year.
The conversion rates of the ADB, ADF and NTF Unit of Account (UA) to US dollar for various years are as follows:

2004 1 UA = 1.55301 US dollars	*2009 1 UA = 1.56769 US dollars*
2005 1 UA = 1.42927 US dollars	*2010 1 UA = 1.54003 US dollars*
2006 1 UA = 1.50440 US dollars	*2011 1 UA = 1.53527 US dollars*
2007 1 UA = 1.58025 US dollars	*2012 1 UA = 1.53692 US dollars*
2008 1 UA = 1.54027 US dollars	*2013 1 UA = 1.54000 US dollars*

Percentages in the charts and tables of the Report may not add up to 100 due to rounding-up.

Table 0.2
Summary of Bank Group Approvals, 2013
(UA million)

Bank Group Approvals by Sector

	ADB		ADF		NTF		Bank Group	
Sector	**Number**	**Amount**	**Number**	**Amount**	**Number**	**Amount**	**Number**	**Amount**
Agriculture and Rural Development	8	140.02	17	282.17	1	6.50	26	428.68
Social	7	205.88	13	128.88	-	-	20	334.76
Education	2	101.7	6	83.91	-	-	8	185.57
Health	2	102.23	-	-	-	-	2	102.23
Other	3	1.99	7	44.97	-	-	10	46.96
Infrastructure	13	564.90	74	1,466.30	3	19.67	90	2,050.86
Water Supply and Sanitation	1	0.20	14	298.23	-	-	15	298.43
Energy Supply	4	239.57	28	316.32	2	13.17	34	569.06
Communication	1	27.47	2	7.50	-	-	3	34.97
Transport	7	297.65	30	844.25	1	6.50	38	1,148.40
Finance	10	288.00	-	-	-	-	10	288.00
Multisector	11	226.20	44	218.01	1	5.00	56	449.21
Industry, mining and quarrying	-	-	-	-	-	-	-	-
Urban Development	1	0.33	-	-	-	-	1	0.33
Environment	-	-	4	9.23	-	-	4	9.23
A. Total Loans and Grants	**50**	**1,425.33**	**152**	**2,104.58**	**5**	**31.17**	**207**	**3,561.08**
B. Other Approvals	**15**	**406.37**	**4**	**164.96**	**-**	**-**	**110**	**824.70**
HIPC Debt Relief	1	12.68	1	9.64	-	-	2	22.32
Post Conflict Country Facility	-	-	-	-			-	-
Equity Participation	10	99.55	-	-	-	-	10	99.55
Guarantees	4	294.15	2	137.50	-	-	6	431.65
Loan Reallocation	-	-	1	17.82	-	-	1	17.82
Special Funds	-	-	-	-	-	-	91	253.36
Total Approvals (A + B)	65	1,831.70	156	2,269.55	5	31.17	317	4,385.78

Bank Group Approvals by Financing Instrument

	ADB		ADF		NTF		Bank Group	
Financing Instrument	**Number**	**Amount**	**Number**	**Amount**	**Number**	**Amount**	**Number**	**Amount**
Project Lending	**25**	**1,101.20**	**52**	**1,322.37**	**5**	**31.17**	**82**	**2,454.74**
Public and Publicly Guaranteed	7	455.03	52	1,322.37	5	31.17	64	1,808.57
Project Loans	7	455.03	52	1,322.37	5	31.17	64	1,808.57
Sector Investment and Rehabilitation	-	-	-	-	-	-	-	-
Lines of Credit	-	-	-	-	-	-	-	-
Private Non-Publicly Guaranteed	18	646.16	-	-	-	-	18	646.16
Project Loans	9	377.96	-	-	-	-	9	377.96
Lines of Credit	9	268.20	-	-	-	-	9	268.20
Policy-Based Lending	**3**	**309.69**	**5**	**76.66**	**-**	**-**	**8**	**386.35**
Sector Adjustment	1	194.64	1	2.00	-	-	2	196.64
Structural Adjustment	-	-	-	-	-	-	-	-
Budget Support	2	115.05	4	74.66	-	-	6	189.71
Grants	**22**	**14.44**	**92**	**682.59**			**114**	**697.03**
Technical Assistance	13	8.81	45	242.00	-	-	58	250.81
Project Cycle Activities	-	-	26	135.84			26	135.84
Institutional Support	-	-	19	106.16	-	-	19	106.16
Private Sector	-	-	-	-	-	-	-	-
Middle Income Countries Grant	13	8.81	-	-	-	-	13	8.81
Project Grants	-	-	7	180.68	-	-	7	180.68
Structural Adjustment Grant	-	-	-	-			-	-
Budget Support Grant	-	-	5	55.24	-	-	5	55.24
African Food Crisis Response Grant	-	-	-	-			-	-
Fragile States Facility Grant	-	-	35	204.68			35	204.68
Special Relief Fund	9	5.63	-	-	-	-	9	5.63
Emergency Assistance	9	5.63	-	-	-	-	9	5.63
Emergency Postconflict	-	-	-	-	-	-	-	-
Special Debt Relief Grant	-	-	-	-	-	-	-	-
Loans for Institutional Capacity Building	**-**	**-**	**1**	**22.22**	**-**	**-**	**1**	**22.22**
Project Preparation Facility	**-**	**-**	**2**	**0.74**	**-**	**-**	**2**	**0.74**
Debt and Debt Service Reduction	**1**	**12.68**	**1**	**9.64**	**-**	**-**	**2**	**22.32**
SFM Debt Alleviation	-	-	-	-	-	-	-	-
HIPC Debt Relief	1	12.68	1	9.64	-	-	2	22.32
Post Conflict Country Framework	-	-	-	-	-	-	-	-
Equity Participation	**10**	**99.55**	**-**	**-**	**-**	**-**	**10**	**99.55**
Public Equity	-	-	-	-	-	-	-	-
Private Equity	10	99.55	-	-	-	-	10	99.55
Guarantees	**4**	**294.15**	**2**	**137.50**	**-**	**-**	**6**	**431.65**
Public Guarantees	-	-	2	137.50	-	-	2	137.50
Partial Risk Guarantees	-	-	2	137.50	-	-	2	137.50
Private Guarantees	4	294.15	-	-	-	-	4	294.15
Loan Reallocations	**-**	**-**	**1**	**17.82**	**-**	**-**	**1**	**17.82**
Special Funds	**-**	**-**	**-**	**-**	**-**	**-**	**91**	**253.36**
Total Approvals	65	1,831.70	156	2,269.55	5	31.17	317	4,385.78

Source: AfDB Statistics Department.

Figure 0.4
Bank Group Loan and Grant Approvals and Disbursements, 2004-2013 (UA million)



Loan and Grant Approvals
Disbursements
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Figure 0.5
Cumulative Bank Group Loan and Grant Approvals by Institution, 1967-2013



NTF 0.5%
ADB 57.4%
ADF 42.1%

Figure 0.6
Cumulative Bank Group Loan and Grant Approvals by Sector, 1967-2013 (%)



Other Sectors
Communication
Industry
Water Supply & Sanitation
Energy
Social
Finance
Multisector
Transport
Agriculture
0
10
20
30

Figure 0.7
ADB Net Income, 2004-2013 (UA million)



300
250
200
150
100
50
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Source: AfDB Statistics Department.



Part I

Unlocking Africa's Global Potential


WA380

Chapter 1

Africa's Socio-Economic Performance

The continent has demonstrated considerable resilience in the face of the slow recovery of the global economy, with growth well spread out in all its sub-regions. Natural resources continued to power growth in 2013, especially among major oil producing regions. But also notable was the good performance of countries that are not richly endowed with natural resources, depending increasingly on good policies to attract domestic and foreign investment. Isolated examples of economic setbacks indicate the need for diligence in addressing deep-seated economic inequalities and in the provision of social services. Economic prospects look good on the whole, given the strengthening of the global economic recovery. Africa is expected to grow at 4.8 and 5.7 percent during 2014 and 2015 respectively. Future growth needs to be higher and more diversified to create a firmer basis for structural transformation. This chapter reviews Africa's economic performance during 2013. It looks specifically at growth performance and prospects, macroeconomic management, and the mobilization of resources, both internal and external. It concludes with a discussion of MDGs and the post-MDG Agenda.

1.1 Growth Performance

Africa's growth compared favourably with that of other developing regions of the world and the major economies. Domestic demand has been an important growth factor, but so has better macroeconomic management. With a few exceptions, countries have maintained relatively low rates of inflation, while fiscal deficits have been manageable. The higher inflows of financial resources to Africa in recent years, both from remittances and foreign direct investment (FDI), have more than compensated for the generally low levels of domestic savings. A key driver of growth has been high demand for Africa's minerals, oil and gas from the emerging markets.

Real GDP growth. Africa grew by about 4 percent in 2013, a reduction of some two percentage points compared to 2012. Growth in sub-Saharan Africa was 5 percent, and excluding South Africa, about 6 percent (Figure 1.1). Africa's performance compares favourably with that of the rest of the world in 2013, given declining growth among emerging economies in Asia (6.6 percent) and Latin America and the Caribbean (3 percent), and slow recovery in the developed world—notably the US (1.5 percent), the eurozone (where it actually fell by 0.4 percent) and Japan (2 percent). Growth on the continent has also been well distributed among sub-regions.

The prices of oil, gas and other commodities (Figure 1.2) have been key factors in Africa's recent growth, and the continent's mineral and oil exporters continued to register trade surpluses, although prices are unlikely to return to the highs of the past decade. However, new natural resource projects are emerging in more places in Africa than ever before, and they will continue to reflect on the growth picture for years to come. It should be borne in mind that Africa, as a whole, needs to maintain average growth rates of above 7 percent in the medium to long term to generate the employment and incomes required to reduce mass poverty.

Africa's growth typologies 2013. Africa is a continent of wide variations in terms of economic structure, natural resource endowment, and level of development. While average growth rates provide a good overall assessment of Africa's current and medium-term prospects, they obscure a number of features crucial for understanding the nature of its recent progress. In Table 1.1 Regional Member Countries (RMCs) have been divided into four broad categories, which though not exclusive, do provide good examples of variations in performance across the continent: (i) those that can access the Bank's Fragile States Facility, typically countries with low average scores on the Country Policy and Institutional Assessment (CPIA); (ii) factor-driven economies (usually low income and exporters of raw commodities); (iii) major oil exporters; and (iv) investment-driven economies (also called emerging economies, typically countries in transition towards manufacturing and services as basis for the economy). We have also placed each country in one of five growth brackets during 2013, ranging from below 1 percent to more than 7 percent.

Figure 1.1
Africa's Economic Growth and Projections


Growth Rate (%)
Africa
Sub-Saharan Africa
North Africa
8
6
4
2
0
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 (e) 2014 (p) 2015 (p)

Source: AfDB Statistics Department.
Note: (e) estimates; (p) projections.

Figure 1.2
Changes in International Commodity Prices (January 2010=100)


Energy
Agriculture
Food
Metals & Minerals
150
100
50
0
Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 Jan-11 Jan-12 Jan-13 Jan-14

Source: AfDB Statistics Department.

Growth in post-conflict and conflict-affected economies was relatively high in 2013. For instance, growth rates of above 8 percent were recorded for the Democratic Republic of Congo, Côte d'Ivoire, Liberia, Sierra Leone and South Sudan. Natural resources, which were sometimes in the past a cause of conflict for many of these countries are now providing a basis for reconciliation and national reconstruction in some of them. Fourteen of the eighteen countries that can access the Bank's Fragile States Facility (not all chose to do so) posted growth rates of 3 percent or above in 2013. The Central African Republic was the exception with growth declining by over 10 percent in 2013. It is also significant that many Low-Income Countries (also known as factor-driven) that depend more on agriculture, minerals, other than oil, and light manufacturing, performed well in 2013, in spite of weak global demand. Table 1.1 shows that seventeen such countries, led by Ethiopia (above 7 percent), and drawn from most parts of the continent, registered growth that was above 3 percent on average. Ten countries in this category grew between 5 and 7 percent.

Among major oil exporters, growth was highest for Angola, Gabon and Nigeria, at above 5 percent. Equatorial Guinea saw growth fall in 2013 to below 1 percent, compared to above 5 percent in 2012. A major oil field has reached its peak, and is in decline, while new prospects under development are yet to be completed. In the case of Libya, socio-economic disruptions during the year prevented the rolling out of new investment, and led to growth falling below one percent.

The economies referred to as investment-driven registered growth rates that were, at about 4 percent on average, comparable to those of their peers—Low- and Middle-Income Economies—elsewhere in the world. Six countries were in this category, posting growth rates of 3 percent and above. The tourist sectors in Kenya, Morocco and Seychelles continued to perform well, but manufacturing performance was below expectations. Typically Foreign Direct Investment (FDI) flows remained low. Cabo Verde, Egypt, South Africa and Tunisia grew at below 3 percent.

Regionally, Central Africa grew by 3.7 percent compared to about 6 percent in 2012. But prospects had worsened significantly by the end of 2013 as armed conflict ensued in the Central African Republic. East Africa grew by 6.2 percent on average, about 2 percent higher than 2012. In North Africa



Table 1.1
Africa's Growth by Country and Structural Grouping, 2013*

Growth Bracket/Grouping	Can Access Bank's Fragile States Facility*	Factor-Driven/ Low Income	Major Oil Exporter	Investment-Driven Economies
Above 7%	Congo, Dem. Republic Côte d'Ivoire Liberia Sierra Leone South Sudan	Ethiopia	Nigeria	
5% - 7%	Djibouti Togo	Benin Burkina Faso Gambia Malawi Mali Mauritania Mozambique Tanzania Uganda Zambia	Angola Gabon	Botswana
3% - 4.9%	Burundi Chad Comoros Congo São Tomé & Príncipe Sudan Zimbabwe	Cameroon Ghana Lesotho Niger Rwanda Senegal	Algeria	Kenya Mauritius Morocco Namibia Seychelles Swaziland
1% - 2.9%	Eritrea Guinea	Madagascar		Cabo Verde Egypt South Africa Tunisia
Below 1%	Central African Republic Guinea-Bissau		Equatorial Guinea Libya	

Source: AfDB Statistics Department.
*Note: * Excluding Somalia for lack of data.*

growth was 1.9 percent in 2013, a decline of more than 8 percentage points compared with 2012, owing to social unrest in some countries. Southern Africa's growth averaged 3.0 percent in 2013, indicating little change from 2012. West Africa grew by 6.7 percent, a decrease of 0.2 percent on the previous year.

1.2 Macroeconomic Management

African policy makers continued to pursue cautious macroeconomic policies in 2013, characterized by low inflation and, on the whole, manageable fiscal positions. It is notable that fiscal discipline was exercised by countries in all sub-regions, including those well-endowed by natural resources. Resource mobilization was a key preoccupation, although revenue effort for many countries remained below that in other developing regions.

Inflation. On the whole, African governments continued to pursue cautious monetary and fiscal policies in 2013. Coupled with sluggish global demand, average inflation rates improved by 2 percentage points to 6.7 percent in 2013; compared to global rates of 6 percent, and rates of less than 2 percent in the US and the EU (Figure 1.3). Inflation in WAEMU and CAEMC member countries was at about 2 percent, close to the eurozone average, resulting from the pegging of the local currency, the CFA, to the euro. Elsewhere in Africa, inflation rates were more varied, but remained generally within single digits as in 2012. Exceptions were countries such as Sudan and Malawi that experienced economic shocks during 2013, and saw inflation rates rising to approximately 30 percent. In East Africa, inflation fell to about 12 percent from about 20 percent in 2012. In terms of underlying structures, net oil-exporting countries experienced higher inflation than net oil-importing countries—with a margin of 2 percentage

Figure 1.3
Average Inflation in Africa and other Regions (%)


Africa
Emerging and Developing Countries
Euro Area
10
8
6
4
2
0
2000
2002
2004
2006
2008
2010
2012
2014(p)

Source: AfDB Statistics Department.
Note: (p) projections.

Figure 1.4
Oil-exporting African Countries: Surplus/Deficit (% of GDP)


Current Account
Fiscal Balance
15
10
5
0
-5
-10
2000
2002
2004
2006
2008
2010
2012
2014(p)

Source: AfDB Statistics Department.
Note: (p) projections.

Figure 1.5
Oil-importing African Countries: Surplus/Deficit (% of GDP)


Current Account
Fiscal Balance
0
-2
-4
-6
-8
-10
2000
2002
2004
2006
2008
2010
2012
2014(p)

Source: AfDB Statistics Department.
Note: (p) projections.

points between them. African inflation is expected to remain moderate in the medium term.

Fiscal and current account balances. Africa experienced some deterioration in its current account and fiscal balances for 2013, with notable differences between net oil-exporters and net oil-importers (Figures 1.4 and 1.5). Net oil-exporting countries saw their current account surplus as a percentage of GDP fall from 2.3 percent in 2012 to 0.8 percent in 2013, while the current account deficit was 8 percent of GDP for oil-importers, compared to 7.6 percent in 2012. Africa's overall fiscal deficit as a percent of GDP increased from 2.9 percent in 2012 to 3.9 percent in 2013. But there was considerable variation: countries experiencing social disruptions of various kinds, witnessed more fiscal and current account pressures than others.

1.3 External Financing

One of the remarkable stories of the past decade is the global shift in sentiment regarding investing in Africa. The rapid rise in foreign direct investment (FDI) since the early 2000s and increases in remittances have compensated for Africa's relatively low rates of savings. FDI inflows fell well short of what the continent requires for its structural transformation. Innovative approaches to funding Africa's development are urgently needed. One such effort is to curb the illicit flow of finances out of the continent.

Three interrelated factors explain the large and sustained inflows of external financing to Africa in recent years—in spite of the deep recession that affected developed countries and the decline of development assistance. The first is the natural resource boom, including oil and gas, from which a number of African countries have benefitted in the past decade, and which have attracted financing from China and other emerging economies. Second has been the search for value by investors from developed countries in Africa's frontier markets as returns in mature markets declined. Third, remittances from the African Diaspora have been rising steadily in the past decade in response to increasing investment opportunities, including the real estate sector—and have become the most important source of financial flows to Africa, surpassing both FDI and Official Development Assistance (ODA) (Figure 1.6).

However, Africa's financing gap remains large and countries in most parts of the continent are looking for ways to enhance

Figure 1.6
Africa: External Financial Resources (USD billion)



Remittances
FDI (net inflows)
ODA (net inflows)
60
50
40
30
20
10
0
1980
1985
1990
1995
2000
2005
2010
2011
2012
2013 (e)
2014 (p)

Source: AfDB Statistics Department.
Notes: e) estimates; (p) projections

domestic resource mobilization. The natural resource boom and the political economy of election cycles have sometimes eroded domestic revenue raising efforts. However, the long global recession, which weakened donor budgets, has forced many African countries to find other avenues for financing their public sector activities, including reduction in subsidies, strengthening tax efforts and setting realistic tariffs for utilities, including electricity.

Remittances. In spite of the global financial crisis, remittances witnessed only a mild decline, and then continued to rise (Figure 1.6). They grew to USD 65 billion in 2013, up by 5 percent over 2012. They are expected to reach USD 67 billion in 2014. The bulk of remittances went to North and West Africa, the regions with the largest number of diaspora communities abroad. The two regions received about 80 percent of total remittances. As a source, Europe accounted for 40 percent of the remittance inflows, the United States for 28 percent, Africa itself for 13 percent, and the Middle East for 9 percent.

Official Development Assistance (ODA). ODA amounted to about USD 55 billion in 2013, about the same as 2012, indicating a small decline in real terms. It continues to be an important source of financing for many countries in Africa, particularly conflict-affected and post-conflict countries. Among the latter, ODA financed upwards of 40 percent of total budgets and a considerable part of their public sector capital spending in 2013.

Foreign direct investment. Net FDI flows to the continent as a whole were some USD 57 billion in 2013, an increase of about 14 percent over the previous year. The increase reflects the search for value by investors in the West, in a climate of generally low interest rates and slow recovery. The bulk of these investments went to mineral prospecting and building new capacities in the extractive industries across Africa.

For comparative purposes, the size of foreign direct investment as a percentage of GDP in 2013 has been presented in three categories in Table 1.2: (i) the high FDI category, with 10 countries with ratios exceeding 10 percent; (ii) the medium FDI category, with 23 countries with ratios between 3 and 10 percent; and (iii) the low FDI category, with 19 countries with ratios below 3 percent. It can be noted, in contrast, that net FDI to OECD countries amounted to only about 2.4 percent of GDP in 2013, indicating that size effects matter.

The high FDI category comprised many mineral-rich countries, notably the Democratic Republic of the Congo, or those currently developing new oil or gas deposits, such as Mozambique. However, only Gabon and Equatorial Guinea belong to the group of mature oil exporters—although Congo also exports oil in large quantities. In most of these countries, investments from emerging economies dominated FDI inflows. The medium FDI category includes a larger and more varied group of countries with at least four investment-driven economies, but with a number of factor-driven ones as well, though not necessarily dominated by natural resource economies. The low FDI category contains a number of large countries such as South Africa, which get substantial amounts of FDI in nominal terms, but which are low relative to the size of their GDP.

Among the countries receiving relatively high levels of FDI, Mozambique's offshore gas finds in the Indian Ocean, and rich mineral resources in the Democratic Republic of the Congo and Mauritania have been important targets. Among medium level recipients of FDI, agriculture and manufacturing have attracted considerable attention.

While there are many factors that affected the flow of FDI to Africa as a whole and to regions and countries in particular in 2013, a number of important features are summarized below:

- FDI net inflows to South Africa fell by some 20 percent in 2013, adding to a decline of a similar magnitude in 2012.
- There was a sizeable flow of South African FDI to other parts of Africa, mostly in finance and utilities.
- In West Africa, inadequate port capacities raised production costs and were a disincentive to FDI in some countries. Many countries, including Nigeria, embarked on projects to rectify port congestion and to improve turnaround times.
- Although the buoyancy of investments in the oil and gas sectors in Africa is unmistakable, the regulatory environment is still inadequate in many countries. The Bank's African

Table 1.2
Africa: Foreign Direct Investment as Percent of GDP, 2012/2013

	Countries		Observations
High: More than 10% of GDP	Congo Republic Congo, Democratic Republic Equatorial Guinea Gabon Guinea	Liberia Mauritania Mozambique Niger Sierra Leone	At least 5 countries highly dependent on mineral extraction, and a number of countries with new mineral discoveries.
Medium: Between 3-10% of GDP	Cabo Verde Central African Republic Chad Comoros Djibouti Gambia Ghana Lesotho Madagascar Malawi Mali Mauritius	Morocco Namibia Seychelles São Tomé & Príncipe Sudan Tanzania Togo Tunisia Uganda Zambia Zimbabwe	Many countries in this category are more dependent on agriculture, non-oil minerals and light manufacturing than on oil.
Low: Less than 3% of GDP	Algeria Angola Benin Botswana Burkina Faso Burundi Kenya Cameroon Côte d'Ivoire Egypt	Eritrea Ethiopia Guinea-Bissau Libya Nigeria Rwanda Senegal South Africa Swaziland	Group consists of a number of major oil producers, investment-driven economies, and notably South Africa.

Source: AfDB Statistics Department.

Legal Support Facility (ALSF) has been helping a number of countries to formulate regulatory frameworks for their oil, gas and mining sectors.

- Countries, notably in East Africa, are recognizing the importance of collaboration, over regulatory frameworks, and sharing costs in the development of ports, and related infrastructure, to deepen markets and enable regional participation in global value chains.

New sources of external financing. A large number of African countries have tapped into the international bond markets in recent years. In 2013 alone, Nigeria, Ghana, Tanzania and Rwanda raised some USD 4 billion, while Kenya, Angola and Uganda were planning to go to the markets in 2014. However, there has been concern that the reversal of the policy of quantitative easing, primarily in the US, might disrupt the growth of emerging economies and scuttle international bond markets. Already, the end of 2013 saw the return of volatility of capital flows to emerging economies, lowering growth prospects in China, and by implication in Africa.

Illicit financial flows. While Africa is eager to attract financial resources for development, many governments are concerned that large sums of money have been taken out of the continent illicitly. The methods used range from underpricing of export commodities to various forms of financial fraud. It has been estimated that reducing illicit flows, even by a limited amount, could greatly contribute to the resources available for investment on the continent, and hence for poverty reduction. However, the approaches and systems required to stem the flow demand a high level of commitment by governments, the private sector and other stakeholders, including the international community.

1.4 Economic Prospects

Africa's medium-term prospects are good. Above-average growth is expected, in light of slow, but improving global economic recovery. Natural resources will continue to be important determinants of performance. But equally important will be Africa's ability to attract FDI and to embark on sustainable industrialization and trade in manufactured goods.

Real GDP growth. Africa's average GDP growth is expected to be 4.8 and 5.7 percent during 2014 and 2015, respectively, buttressed by an improving global economy. Map 1.1 presents Africa's regional growth projections for 2014. As in

previous years, growth will be sustained by strong domestic demand, associated in many countries with investments in infrastructure and expansion of export capacities.

Growth in Central Africa was expected to be about 6 percent in 2014 before the armed conflict in the Central African Republic, but is likely to be lower in the medium term. The Democratic Republic of the Congo has the potential to grow at 8 percent or more during 2014 and 2015. The Republic of Congo, on the other hand, is well positioned to bolster growth by attracting investment into its natural resource-rich economy. Chad is projected to grow at close to 9 percent in the medium term, driven by investments in oil and agriculture. In East Africa, economies are expected to grow at about 6 percent on average. But the dynamics are changing with the new oil and gas discoveries in the region, which are expected to attract FDI in prospecting and construction of infrastructure. Armed conflict in South Sudan has disrupted business in the region, but is not expected to have a lasting impact on performance. North Africa is expected to grow by 3.1 percent in 2014 and by 5.5 percent in 2015. However, political developments in the region will be a key determining factor.

In Southern Africa, South Africa is projected to grow at 2.7 percent and 3 percent in 2014 and 2015, respectively. The impact of South Africa's growth on the region will be marked during the next cycle of global recovery. Other countries in the region, notably Zambia, are expected to post higher growth rates, above 7 percent. In particular, Zimbabwe is expected to return to more normal capacities, growing at around 4 percent, following serious reform attempts in the past few years. Growth in Mozambique is expected to rise substantially in the medium term, to above 8 percent. Botswana, Lesotho and Swaziland are expected to post growth rates of between 2 and 6 percent.

West Africa will continue to demonstrate Africa's best prospects for growth in the medium term. Average growth is projected at about 7 percent in 2014 and 2015, respectively. This will mainly be due to the rich natural resource endowment and the reaping of the peace dividend, including higher tourism flows. Structural reforms and the consolidation of peace will help ensure regional stability and high growth.

Macroeconomic outcomes. Inflation is expected to be moderate in the medium term, at about 7 percent in both 2014 and 2015, reflecting continuing disinflation in Low-Income Countries and projected good weather patterns. Fiscal deficits are expected to increase in 2014 and 2015, respectively, as countries adjust to demanding fiscal environments, with expenditures exceeding revenue. The deterioration is expected to be sharper for oil and mineral exporters, which could face weaker commodity prices in the medium term. Shale

Map 1.1
Africa's Growth Projections, 2014, by Sub-region


3.1%
NORTH AFRICA
7.2%
WEST AFRICA
6.0%
EAST AFRICA
6.2%
CENTRAL AFRICA
4.0%
SOUTHERN AFRICA

Source: AfDB Statistics Department.

oil discoveries in the US are, for example, a major cause of concern. They are expected to impose a cap on oil prices globally, which might lower them in real terms over the next few years. Countries that export oil will nevertheless record trade surpluses equivalent to 6.2 percent of GDP in 2014, while oil-importing countries will record deficits equivalent to 11.1 percent of GDP in the same year.

Looking ahead, there are three areas of medium-term policy concern:

Risks of slowdown of the global economy. Although the global recovery is well underway, it is subdued and subject to significant downside risks. The return of economic volatility among emerging economies, especially in China and other emerging markets (Brazil, India, Argentina and Turkey), could well weaken exports and FDI flows. Besides, any further weakening of the OECD economies is likely to reduce donor flows to Africa, already adversely affected by the global economic crises.

Reversal of capital flows. In the wake of the monetary tapering by the US Federal Reserve, there is concern that FDI flows to Africa might slow down considerably. The return of

economic volatility among emerging economies could well weaken exports and FDI flows. Already, emerging markets are witnessing a toughening of market conditions and the coupon values for their bond issuances are no longer as attractive as before.

Home-grown risks. Contagion and neighbourhood effects have been fairly contained in Africa in recent years, as a result of more peaceful conditions and improving governance. However, political upheaval in several Regional Member Countries, if not resolved, could threaten the gains made during a decade of robust growth.

1.5 Progress Toward a Post-MDG Agenda

Africa's Post-MDG Agenda builds on lessons learnt during implementation of the MDGs. Issues of economic inclusion and structural transformation will be at the centre of the debate.

Achievement to date. Africa has made progress towards meeting the Millennium Development Goals (MDGs). The proportion of people living in extreme poverty (on less than USD 1.25 a day) has fallen from 56.5 percent in 1990 to below 48 percent today. Though poverty has not been halved, the reduction is still significant. Most countries have achieved universal primary enrolment, with rates of 90 percent or higher, even though the quality of delivery is often below what is required for the steady development of human capital. In the area of HIV/AIDS, the rate of spread has been halted and even reversed in some countries. In the area of political representation by gender, the proportion of seats held by women in African national parliaments stands at about 20 percent on average, which is much higher than in more developed countries in the West.

Unfinished agenda. Although the MDGs have been an important anti-poverty push in Africa as a whole, success has been far from universal. In sub-Saharan Africa, countries in conflict or post-conflict situations have seen a steady worsening of their access to modern services and increasing levels of poverty. In the worst cases, the situation of women has deteriorated markedly, leading to high levels of maternal and child mortality—resulting from malnutrition, and disease. As the target date of 2015 for achieving the MDGs draws near, there has been much reflection on measures that should be adopted in the medium- to long-term to complete the unfinished agenda. It can be argued, in hindsight, that a number of issues indispensable to enhancing human development should have been included in the MDGs:

- *Protection of human rights*—vulnerable groups and minorities tend to be subjected to gross human rights abuses in many countries, especially in states of war, with little or no redress. Domestic mechanisms offer limited protection in such cases, while the international community can be slow in responding to emergencies.
- *Peace, security and disarmament*—in the absence of mechanisms for ensuring permanent peace, many conflict-affected African countries tend to swing between war and peace. Defunct armies require alternative livelihoods, which when not forthcoming force them back into armed rebellion. "Truth and reconciliation frameworks" though much talked about, have not worked effectively outside South Africa.
- *Environmental sustainability and climate change*—environmental issues and climate change are given top priority by countries and development agencies in the course of policy dialogue, but resources and budgetary allocations to address them are quite limited.
- *Inequality, job creation and access to services*—MDGs were largely silent on the issues of inequality, including spatial and gender inequalities, especially manifested in disparities in access to social services, and income-generating opportunities. They also did not consider the issue of economic transformation explicitly.

1.6 Africa's Common Position on the Post-2015 Development Agenda

African countries have agreed on a common position on the Post-2015 Development Agenda that emphasizes structural transformation and inclusive green growth, the use of innovative technologies, human capital development, and productive financing partnerships.

In 2011, the African Development Bank, the African Union Commission, the United Nations Economic Commission for Africa and the UN Development Program jointly initiated a series of consultations at sub-regional and continental levels, with the goal of articulating a common African position on the Post-2015 Development Agenda. To date, four meetings have taken place—in Ghana, Kenya, Senegal and Tunisia. The meeting in Tunisia produced the first draft African Common Position on the Post-2015 Development Agenda.

So far, the consultation process has identified four broad development outcomes and a set of enablers as Africa's priorities for the post-2015 Development Agenda:

- ***Structural economic transformation and inclusive green growth.*** Growth should be people-centred, diversified, promoting green activities and targeted at reducing inequality by integrating the poor into productive sectors. Africa will benefit greatly from an environment that is conducive to industrialization, through the development of value chains across sectors, and private sector development, including promoting the transformation of the informal sector. Equity

should be measured using disaggregated outcome indicators, with a view of integrating them into the goals.

- ***Innovation and technology transfer.*** Access to energy and ICT is critical for Africa's economic and social transformation, as is basic infrastructure. Africa must seize the technological and digital innovations in the areas of mobile technology, cloud computing, biotechnology, e-governance etc., to expand business opportunities.

- ***Human capital development.*** There should be emphasis on equality, improving food security, social protection and health for all, adequate shelter and access to water, sanitation and hygiene, gender parity, and eradication of poverty. It is vital to implement comprehensive policies that include capacity building and promote market-relevant curricula to help young people obtain decent and well-paid jobs. To this end, the quality of education and service delivery should be measured with emphasis on building core skills that are relevant to the labour market.

- ***Financing and partnerships.*** A Post-2015 Development Agenda requires adequate financing and an enabling global environment. Aid flows have been declining in relative terms and new modalities to support development are needed. Rather than continued dependence on aid and global partnerships, Africa must focus more on attracting domestic and foreign investment and mobilization of domestic revenue. Focus must be placed on strengthening financial intermediation, broadening the tax net and improving revenue generation capacity through innovative financing mechanisms, curtailment of illicit financial flows, and efficient use of existing resources.

1.7 Conclusion: From Resilience to Transformation

This chapter has painted the picture of a resilient Africa, in the context of a prolonged global recession. Many countries on the continent continued to register above average growth rates, and for some there are signs of the beginning of a process of structural transformation. High demand for Africa's natural resources from the emerging economies has been a key growth engine in the past decade. However, to push growth to another level and to ensure a sustainable development process will require that Africa does more to extract value from its products, including involvement in their value chains. The following two chapters discuss the issue of global value chains (GVCs), which has received much attention in recent years, and how Africa could benefit. They also look at the role that the Bank could play in promoting GVCs, including advising countries on the appropriate entry strategies and how to avoid some of the negative consequences.


ZN STAIN
REAGENTS



Chapter 2

Global Value Chains and Africa's Integration into the Global Economy

In the pursuit of Africa's industrialization and further integration into the global economy, the logic of global value chains (GVCs) dictates that being part of the chain of production and maximizing on the component over which countries and their firms enjoy comparative advantage can be of greater value than controlling the entire production process. However, joining existing GVCs will not in itself guarantee immediate benefits nor will global value chains be a panacea for existing weaknesses in economic management and strategic planning. Countries will need to examine the costs and benefits carefully to avoid being locked into low productivity value chains and therefore into low-level development trajectories. Success will require an innovative and far-sighted approach on the part of policymakers, development partners and the private sector to take full advantage of Africa's vast natural resources, its youthful population and its growing middle class to industrialize and diversify its economies. Above all, countries will need to learn how to best position themselves, including through collaboration with their neighbours, to draw maximum advantage from links to the rapidly changing global economy. This chapter discusses global value chains as an additional avenue for Africa's development and the benefits of linking to the global economy. It also looks at the structural and policy challenges that must be addressed, including risks to self-determination, regional integration and the environment. The chapter also underscores the importance of adequate preparation, and of the support of governments for success.

2.1 Global Value Chains: What They Are and How Africa Can Benefit

As a concept "global value chains" derives from the observation that all production entails a number of steps and actors, with each instance delivering on the basis of its own resource endowment, and existing logistical capacity, or geography, and the speed at which it can get to market, at the country level. Therefore, elements of the final product can be produced in many parts of the world and assembled into the final product in other parts, according to demand conditions, cost of production and ease of market access. For Africa, and indeed for the Bank Group, the key question is how to exploit current and emerging global value chains, while avoiding pitfalls.

Africa has posted annual growth rates of about 6 percent during much of the past decade. Of the 10 fastest growing economies in the world during this period, 6 were from Africa. As noted in Chapter 1, the natural resource boom and associated activities have been key factors, with demand from the emerging economies spurring South-South trade and investment, and creating potential for links to global value chains. With a large and expanding group of middle income consumers and increasingly interlocking regional economies, Africa could well become a global growth pole in its own right within a generation. But alongside Africa's promising prospects are concerns over rising inequality and limited economic inclusion for the poorer majority. The pursuit of GVCs can be an important additional instrument in Africa's broader search for structural transformation and sustainable development.

The emergence of GVCs in the world today is a direct response to technological innovations and competitive pressures arising from globalization. Many firms in the world have increased their cross-border collaboration, in many cases even directly integrating their production into that of other companies, to enjoy economies of agglomeration. GVCs are thus networks of borderless business systems that comprise a range of activities performed by firms in different geographical locations—regionally or globally. Each firm is assigned a specific role in the process, to bring products or services to market from conception to final use. Upstream activities, like mining, are typically only a small component of the chain, with considerably more value to be garnered ahead during further processing. The goal for

Figure 2.1
Components of a Value Chain


Upstream Activities
Downstream Activities
Primary Inputs
Intermediate Inputs
Main Product/ Service
Sales/ Marketing
Distribution
After Sales Services
End-Use
Research & Development
Marketing Research & Innovation

countries is to participate more actively in these downstream activities that create more opportunities for value addition. Figure 2.1 presents components of a typical value chain.

Global value chains have been exploited to considerable advantage by multinational companies (MNCs) and global conglomerates for a number of business and strategic goals. Companies like the US aircraft manufacturer Boeing have been able to outsource the bulk of their production to specialized companies across the world, including developing countries. The individual companies are in turn able to outsource to even smaller companies in their host countries. Ultimately, modern planes are produced not by one, but by many companies, each coming on board within a specific global value chain, including, for instance, power systems, computer systems, and steering and navigation systems. The ultimate producer of the product is an assembler of the final product from the pieces produced by other firms around the world—but its own involvement has important implications for product design, quality and branding, which in turn raises the prestige of the brand, and strengthens the whole of the value chain.

For a country to link profitably to a regional or global value chain, improved logistics and good information networks are required. Countries and regions that have invested in new transport, information and communication technologies are best placed to benefit from trade in goods and services, owing to lower costs of transport, and access to information. This has facilitated the spatial division of labour among global value chain participants, with certain production processes located in particular geographical locations according to their competitive advantage.

2.2 Development Impact of GVCs

Global value chains have become a key feature of international trade. Major manufacturers source intermediate inputs from a variety of companies spread all over the world. Experiences have shown that linking up to GVCs has notable development impact, including in technological and skills development. But there are potential risks too, including being locked into low-productivity chains and exposure to environmental and social distress in the absence of adequate regulatory measures and preparation.

Although the practice of global value chains has been highlighted in recent years, the concept itself is not new, linked in previous decades to the activities of multinational corporations, which control global trade. The source of contention then was that much of the value in the chain was realized in the richer

countries where the MNCs had their headquarters. The major difference today is that considerable emphasis is placed on value chain governance, which is having some impact, notably in the garment industry. Apart from the potential for increasing trade and development, experience from other developing areas indicates that participation in GVCs has helped countries to vastly expand capacities at all levels, including technology adaptation, skills enhancement, and marketing. This in turn creates a firmer basis for longer-term industrial upgrading. Indeed participation in GVCs is strongly correlated with growth performance, within regions where they have taken hold, notably in Asia, with growth gaps between participants and non-participants of up to 2 percent of GDP.

Despite offering exciting opportunities, participation in GVCs involves some risks, including being trapped in low level value chains that could delay graduation to more productive levels, disruption of regional integration initiatives and negative environmental and social impacts. African governments, like their counterparts in other developing regions, notably Asia, must undertake cost-benefit analyses and other measures to assess the benefits that could derive from their pursuit of GVCs as a development vehicle, with the factors listed below as a guide.

- The GVCs' contribution to job creation and growth will be quite limited if the country is unable to capture a substantial share of the value-added created in the chain. Undue focus on upstream activities could lock the country into low productivity chains with limited potential for economic transformation.
- In the absence of active public interest, assessment and follow-up, mere participation in the GVCs will not lead to technology dissemination, nor will it lead to the generation of enhanced technological skills. Therefore, GVCs should be seen as part of a broader policy effort for economic and industrial development.
- Environmental and social impacts of GVC activities—including working conditions and job security, and health and occupational safety—should be concerns for the whole chain. But this is often not the case, with participants downstream able to extricate themselves from such responsibilities.
- GVCs have the potential to distort regional arrangements and associated value chains, choosing to locate where incentives, such as tax holidays, are most attractive. This poses the risk of regional races to the bottom, reducing the impact of job creation and distorting regional cooperation.

To avoid pitfalls, participation in global value chains requires thoughtful preparation and planning by both firms and countries from research and development to industrial policies and support for physical infrastructure. As isolated projects sponsored by individual firms or government departments, GVC projects have performed far below expectation in many African countries. The involvement of African firms in GVCs as defined above is relatively low, and even then, mostly on the lower rungs of the ladder in the extractive industries and agriculture. Therefore, the bulk of the value-added in the chains still accrues to firms in richer countries—examples include cocoa, coffee and tea within the agricultural sector, and copper and iron ore in



mining. Part of the problem has tended to be the lopsided tariff structures and the use of trade-distorting subsidies in global trade that would, for example, allow tariff-free entry for raw cocoa beans and impose prohibitive tariffs for semi-processed cocoa paste or copper bars and wire. Serious impediments to full participation in the past include weak implementation, and in instances, the absence of industrial policies and strategies for taking advantage of the available opportunities.



Today, a confluence of factors, including cost considerations, strategic location, and Africa's emergence as a serious consumer of goods and services make it a place where GVCs could thrive. Africa has an indisputable comparative advantage in natural resources; they could provide a viable entry point into GVCs. Additionally, given its current level of development, Africa must attract labour-intensive industries, possibly from Asia, where rising production costs are forcing firms to search for cheaper locations for parts of their production.

In pursuing GVCs, lessons from Asia point to the need for specialized skills involving technical training, and the pursuit of science and technology. Such skills are prerequisite for involvement in high-level global value chains associated with industries such as information technology, electronics and pharmaceuticals. Most importantly, however, countries must learn to trade competitively. Examples from across the world indicate that regional trade is the basis for strong global value chain development. Africa, which has the lowest level of intra-regional trade, will start from a low base. But it is precisely for this reason that it could benefit greatly from a rolling-out of global value chains, especially for products targeted at the continent itself.

Specifically, Africa must raise its share in the global trade in services, including tourism. The continent accounts for only about 3 to 5 percent of global tourism, or about 60 million visitors per year. Although many global hotel chains are setting up in Africa, much more could be done to attract domestic and regional tourism and to improve linkages to the rest of the economy, especially the food sector. The experience of India and the Philippines shows that many African countries could enhance their capabilities and scale up their involvement in service value chains, which range from basic to sophisticated outsourcing services within IT, banking, administrative support, legal services, and health insurance services. For example between 2008 and 2009, India exported USD 26.6 billion in computer-based support services. Indeed the country is now one of the global leaders in the provision of business process outsourcing services, a market that was valued at USD 304 billion in 2013. Many African countries have shown interest in providing these types of services and are creating the required infrastructure.

Therefore, apart from exploiting their comparative advantages in the natural resources sector, notably agriculture and mining, African countries should strive for niche areas that will place them higher up in the GVC and enable them to reap gains from trade. As noted above, this will only be successful if GVCs are seen as part of a broader strategy for enabling countries to benefit fully from the new opportunities in the global economy. GVCs have to be accompanied by skills and infrastructure development and good economic management.

2.3 Financing and Governance

Access to finance for companies is a key constraint to the expansion of GVCs in many African countries. Many indigenous firms have historically been relegated to the informal sector. However, financial sector reforms have been useful in providing new financing modalities, although a substantial financing gap remains. On the other hand, the governance of GVCs remains a key challenge, especially owing to lack of regulatory frameworks on labour standards and the environment, and the ability of MNCs to bring pressure to bear and to cut deals at the local level. The adoption

of a number of international best practices could help in addressing these and related issues.

Global Value Chain Financing

Cost competitiveness, including in financing, is a crucial factor for successful participation in global value chains. Many large corporations, retailers and traders at the top of global value chains have succeeded in building strong networks for financing their operations over the years. However, in the high-risk environment in which many African countries operate, there are very few financing outlets for firms. Resources in government-sponsored agencies, notably development banks, are rationed to a great extent, while the situation at commercial banks and similar institutions is equally stringent. Many local firms, especially small and medium-sized enterprises (SMEs), are relegated to the informal sector, where borrowing costs are much higher.

Governments in many African countries have embarked on a number of reforms within their financial sectors with the goal of cutting the cost of doing business. A recent innovation has been the creation of central registries for borrowers in the belief that this would ultimately lower the risk of lending and hence the cost of borrowing. The impact, however, has so far been limited, and rates continue to be very high. Within the natural resources sector, governments and the private sector are developing a number of modalities. In many cases and as part of the Public Private Partnership (PPP) contract, the governments encourage the main contractors, often foreign firms, to take on smaller local firms as suppliers or sub-contractors. They believe that this type of indirect financing will not only encourage learning-by-doing, but will also enable the local firms to raise their local profile and enhance their access to financing at reasonable cost. In other sectors, such as cut flowers, which are exported directly, governments in many African countries provided soft loans to farmers in the earlier stages, to help them learn the trade. This has not prevented the bulk of the flower-exporting firms from collapse—as lack of finance was clearly not the only constraint. Those that have remained viable, following consolidation, have been able to sustain the sector's expansion and have become quite profitable.

Still, a general absence of long-term credit and venture capital financing in many African countries implies that access to value chain financing will vary from country to country and from situation to situation, depending on local circumstances. Current examples include small loans for inputs from government or donor agencies for the crafts industry, to complex loan products and related marketing services from collaborating foreign companies in mining.

Whatever their size, value chain financing structures are crucial to the survival of the chain and its local impact. It can help reduce costs, improve risk management and build trust along the whole chain. Since GVCs cannot develop in isolation from the rest of the economy, chain financing is also critical for the development of the financial sector more generally, as it adds depth and sophistication to financial products and advisory services.

Global Value Chain Governance

Global value chains have expanded in the last decade, with unprecedented levels of geographical dispersal and transnational coordination in the organization of corporate activities. Equally, so have concerns over value chain governance. Value chains previously organized and regulated in domestic settings have become integrated into global management systems through complex inter- and intra-firm network arrangements. The governance of these chains, notably in the area of natural resource exploitation, including production location decisions, contractual and technical arrangements, and value distribution, now extend beyond the control of governments, and sub-national institutions. Real control tends to increasingly gravitate towards transnational management spheres, with opaque accountability to governments in the host country of the chain in question.

Therefore, there is an underlying fear that unbridled profit making and shareholder value considerations could circumscribe existing social and environmental regulations, which are often weak and poorly enforced at the national level—leading to exploitation and environmental degradation especially in parts of the global industries based in Low-Income Countries (LICs). Stakeholder groups have accused MNCs of neglecting international labour conventions at the local level. They have also been blamed for the displacement of rural families from land with little or no compensation, and in the horticultural industry, of exhausting and polluting water resources with pesticides and other dangerous chemicals.

African governments can respond to these challenges by making efforts to reach formal agreements over global value chains, for example with key transnational companies to set a precedent, subject to open scrutiny by domestic and other stakeholders.

At the international level, a number of institutions and instruments could help countries establish domestic compliance agencies with respect to supporting responsible business conduct in GVCs. They include the ILO Tripartite Declaration, the United Nations Global Compact, and the OECD Guidelines for Multinational Enterprises. The International Conference on the Great Lakes Region-OECD-UN Forum on Due Diligence offers a good example of how to coordinate the actions of business, civil society, home and host-state governments, as well as donor agencies, to ensure adherence to good business practices in mineral supply chains.

2.4 Pathway to Job Creation and Industrialization?

Examples from across Africa indicate that GVCs can indeed create jobs, and provide profitable local niches. However, whether they can, on their own, tip African countries towards industrialization and economic diversification, is not clear. This is because industrialization emerges from the confluence of policies and other actions by stakeholders—including appropriate infrastructure development as well as availability of skilled labour. Actions by a few successful firms might not be enough to generate momentum, hence the need for a joint, big push from the government and the private sector.

The attraction of global value chains to Africa's policymakers lies partly in their variety and in the range of economic issues that they could help resolve. Firms participating in these chains could range from micro-enterprises employing a limited number of employees to multinational corporations with thousands of employees. The environments in which they undertake their activities, even within a single country, are equally wide ranging. A global value chain, such as in the beer industry, might involve a direct link between rural producers and urban processing at the domestic level in a developing country and via global transport links and marketing, to supermarkets and consumers in developed countries. There is inevitably a feedback loop in terms of investment and inputs from the developed country to the industry of the developing one. Important dynamics lie within such chains and they could be harnessed for development.

Africa's main interest in GVCs ultimately lies in their potential for industrialization and job creation, especially for its youthful population. The natural point of reference is Asia, which undertook policies specifically targeted at industrialization—among them, special economic zones (SEZs) that helped plug those economies into global value chains. The SEZs, popularized by China, were areas within countries set up under special regulations and economic incentives designated for promoting industrialization. SEZs were often established along the coast to maximize export opportunities, but there are also a number of cases of inland SEZs, including in a number of African countries. Most often, the goal is to organize production around processing and manufacturing activities, especially for the export market. Another important goal is job creation. With China and other Asian countries moving to higher-value industrial and service production, Africa could potentially benefit from the inevitable shift of some of the manufacturing capacity from China to countries with lower costs of production and access to markets. Parts of Africa seem to satisfy both criteria. Examples include Chinese investment in Egypt's electronics industry for the production of TVs, and a Hong Kong-based company investing in the production of plastics, steel, ceramic tiles, and leather in Nigeria. Similar examples are found across Africa.

Economic Diversification and Job Creation

Africa's recent growth, powered by natural resources, has not led to significant job creation. The generation of an adequate number of jobs will require structural transformation. This would involve targeted actions at national and regional levels to establish production and trade links, and synergies between different actors along the entire economy through the provision of incentives for bolstering private sector investments and competitiveness.

With regard to leveraging GVCs to create jobs, add value and upgrade skills, Africa has had some notable examples. They demonstrate the importance of comparative advantage as determined by logistics, geography, and market proximity, but also the importance of active government support and advocacy. Two examples provided here include the production of flowers in Kenya (Box 2.1) and the auto-parts industry in Morocco (Box 2.2). Box 2.3 describes GVC opportunities in the mining, oil and gas sectors in Africa.

Box 2.1
Kenya Flower Industry

Kenya's flower industry is one of the largest in the world and is a key foreign exchange earner. The country is now a lead exporter of cut rose flowers to the European Union with a market share of about 38 percent. Approximately 65 percent of its exported flowers are sold through Dutch auctions to the United Kingdom, Japan, USA, Russia, France and Germany. In 2013, exports from the cut flower sector are expected to reach some USD 1 billion, compared to USD 692 million in 2011.

Kenya's cut-flower industry has performed well in terms of employment, attracting investment, and adoption of efficient production methods. The bulk of cut flower processing is done in Kenya and the industry now employs close to half a million people. Notably, smallholder farmers in the flower industry tend to profit more than those in the tea and coffee sectors.

The country has invested heavily in greenhouses, machinery, irrigation systems, and in cold storage facilities. This vertically-integrated value chain has allowed quick adjustment to market conditions and the rapid response to changing consumer preferences and international competition. The cut-flower business associations in the country have not only become strong industry lobbyists, but also act as important agencies of self-regulation, introducing codes of practice benchmarked to international best practices. The associations work closely with government in promoting an enabling environment for the development of the sector.

Box 2.2
Morocco's Auto-Parts Industry

Morocco has identified the auto-parts industry as one of its most promising job-creating sectors. It created the Tangier Automotive City and the Atlantic Free Zone dedicated to the automotive industry, and introduced tax and other incentives to attract investors. It has become, within a relatively short time, Africa's most important auto producer after South Africa. The country has also in the process become one of Africa's most diversified economies, with skilled labour and good infrastructure. It is well positioned to benefit greatly from the exploitation of this value chain. It has set itself the goal of becoming a major and cost effective supplier of automotive industry products to Europe.

By 2012, it was producing automobiles and spare parts through the Société Marocaine de Constructions Automobiles, which has the capacity to manufacture 90,000 vehicles a year, the majority for export. On the other hand, Renault's car factory in Tangiers has the capacity to produce 400,000 vehicles a year.

Direct benefits to the wider economy have included the jobs generated by the delivery of spare parts and finished vehicles to Renault's global network. Local suppliers provide 42 percent of parts in Moroccan-made Renault cars. The sector employs some 60,000 people and supports many more jobs indirectly, including within the transport and shipping industry.

Though attractive as a concept, Special Economic Zones (SEZs) have had a difficult history in Africa, mostly because in the past they were seen in many countries as bureaucratic initiatives, and not businesses ventures that would return a profit or pay their way. Coupled with controls in the rest of the economy, SEZs failed to deliver. However, in the much changed policy environment of today, with a firm belief in the value of competition and real business incentives in much of Africa, SEZs could have a new lease of life. They have recently gained attention in terms of economic diversification and job creation. China is playing a large role in the development of African SEZs, and the United States and the European Union are also lending support.

Preliminary evidence from the new round of SEZs in Africa indicates that they are creating new jobs, with workers in these zones paid better than workers employed elsewhere. Ethiopia is a good example—it has prioritized light manufacturing growth, including the leather industry, as part of its economic transformation program. For example, a SEZ run by a Chinese firm outside the capital, Addis Ababa, is producing designer shoes for the US and EU markets. Up to 25,000 jobs have been created by linking production directly to global value chains. In Ghana, the Tema Free Zone, a 480-hectare industrial park outside the capital, Accra, has created 30,000 jobs. Smaller companies use the zone as a platform to link to global production networks.

Box 2.3
GVC Opportunities in Mining, Oil and Gas in Africa

The mining, oil and gas industries are among the most promising areas for GVC development in the medium term. A cross-sectional review of African countries reveals efforts to ensure that more value-added accrues to the host countries. In Zambia, the government has taken a close look at royalties and taxes within its mining sector—mainly copper—to ensure that the sector makes a healthy contribution to the domestic economy, in terms of revenue and also employment. Botswana closed the diamond value chain by bringing the diamond cutting and sales division to the country. Large gas discoveries have prompted the Government of Mozambique to look at ways of retaining some of the benefits within country, and such initiatives are apparent in the oil value chain in Equatorial Guinea and Gabon.

In East Africa, the discovery of oil and gas has led to a number of activities aimed at greater economic integration and capturing as much value from these activities as possible. Kenya has embarked on a new standard gauge railway line from Mombasa, which will be extended subsequently to Uganda and Rwanda. It has also broken ground on the construction of a new port at Lamu that will service the northern parts of the country, South Sudan and Ethiopian outlets to the sea. Uganda has delayed the exploitation of crude oil from its new discoveries to the west of the country to build a refinery to retain more of the value of the oil in the country.

Nigeria is looking to retain value within the country. Here, the most notable examples have been Nigerian banks, but new ventures have been launched in cement, oil and gas, including with the participation of foreign investors.

The ability to generate value in the oil and gas sectors by domestic and international players has helped countries such as Libya, Egypt and Côte d'Ivoire preserve investor interest in their economies during turbulent periods.

Global Value Chains and Industrial Development

Industrialization is a challenge and an opportunity for Africa. Many countries are looking closely at the opportunities offered by GVCs. At the lower end of the spectrum, African countries are well integrated through their supply of basic inputs and raw materials. More than 70 percent of Africa's exports are intermediate inputs from the extractive industries, for global production of such items as copper wire, steel and petroleum. Africa's ambition is to surpass this stage, and ensure more value addition to their production processes via fully-fledged industrialization. Today, for example, Africa only adds value to 14 percent of its exports compared with 27 percent for emerging Asia and 31 percent for developed economies.

While Africa is the world's largest producer of cocoa beans, 90 percent of the crop is exported in raw or semi-processed form. The grinding of cocoa is done abroad. Cocoa growers in West Africa receive approximately 5 percent of the price of the finished chocolate bar. The bulk of the value in the cocoa value chain accrues to firms outside producing countries.

Retaining more value from its natural resources within Africa is important for the continent's future development and prosperity. The issue is how to position production on the continent in such a way as to create a profitable link with the much bigger and stronger chains in the global economy.

In sum, how global value chains in Africa can serve as vehicles for economic transformation is an important issue—the further example of Lesotho is described in Box 2.4. Manufacturing and related investments within value chains can be critical sources of demand for other sectors of the economy such as transport, banking, insurance and communication services. They are highly important for Low-Income Countries. They can create a basis for the development of agro-processing, with considerable impact on job creation and reducing rural poverty.

Box 2.4
The Apparel Sector in Lesotho

The apparel sector has assumed an important role in Lesotho's economy. The country has benefited from the evolution of two distinct value chain investments. The first, run by South African and other foreign investors, is based on producing for export to the United States through the African Growth and Opportunity Act (AGOA) initiative and has developed sophisticated global sourcing and merchandising networks. The bulk of its exports comprise casual and work-related apparel. In contrast, the second is composed of firms that have left South Africa in search of lower production costs. The firms involved here generally target the home market, tend to respond quickly to shifts in demand there and supply products that have moderately higher fashion content than in the first set. For South African firms operating in Lesotho and exporting to the home market, the monetary arrangements within the region imply that there are no currency and related risks. The apparel sector now accounts for 18 percent of the GDP of Lesotho, and the bulk of its manufacturing and exports. It employs 50 percent of the workforce.

2.5 GVCs and Industrialization: Key Features for Public Policy

Success in the pursuit of GVCs for industrialization and structural transformation will require well-defined actions by governments to create an enabling and competitive environment. GVCs will not happen in a vacuum and governments will play a key role in formulating regulations, providing infrastructure and ensuring that GVCs are well linked to the rest of the economy. Information and knowledge on GVCs and trade more generally will be crucial for planning and implementation.

The sections above have looked at a number of factors related to the GVCs and how they can impact development in Africa by unlocking its global potential, especially through the export of goods and services with higher value added. In this subsequent section, we discuss four implications for public policy.

The role of the state. Experience shows that breaking into global markets does not simply happen by accident. It is the product of careful planning, execution, and monitoring, involving close collaboration between the government and the private sector. The case of Morocco in the auto-parts industry, detailed above, is a good example. It requires sequenced movement from national competences to regional and global ones. In all cases, a degree of experimentation will be required, and success is not always assured. But there are rewards to patience, flexibility and good execution. The role of the state will also be crucial in reducing the cost of doing business through physical infrastructure provision, especially power, and ensuring an adequate pool of skilled and educated people.

Competitive environment. The "new" industrial policy sees a crucial role for the government in promoting industrialization, but the creation of a competitive environment is still the most important factor in the process. African countries need to know (i) what works "locally" in efforts to improve the performance of existing industries, including issues of infrastructure provision, access to financing, and ways of establishing effective PPPs, (ii) what works "regionally and globally" including "strategic bets" on new regional industries, and (iii) how to create international coalitions to enable Africa to make a real breakthrough in global trade. That will make it possible for the continent to grow sectors where it enjoys a comparative advantage—notably agro-processing.

Leveraging knowledge. The emergence of a knowledge-based economy is the real difference between past industrialization strategies and those of today. There is real time information on the many changes taking place in the global economy, making the process of adoption rapid, but also providing the opportunity for rapid learning-by-doing and helping countries to leapfrog to more sophisticated and productive niches. This will dismantle barriers to entry, promote local research and development, and encourage cross-fertilization of ideas across countries, and regions.

Trade as gate opener. Unlocking Africa's potential will depend to a large extent on the Continent's ability to trade globally and regionally. Integration into global value chains

will require the expansion of trade networks to benefit from scale economies. Simplifying trade and tariff policies between African countries is also important.

2.6 Conclusion

This chapter has shown that GVCs have potential in Africa. However, their full potential will not be realized, while African countries are hampered by trade and investment difficulties, including those with their immediate neighbours. It is important to underline the importance of lowering trade barriers, investing in people, building high quality infrastructure to foster competition and enforcing contract compliance within the private sector, while still considering social risk management and environmental safeguards.

GVCs, however, are only one element in a much broader strategy for Africa's transformation. They must, at a minimum, directly support Africa's most important sectors, namely agriculture, mining, oil and gas, manufacturing, and the SME sector. Today, Africa is in a much better position to design initiatives that will foster participation in GVCs than in the past, particularly given the economic changes on the continent, including its rising importance as a global consumer. To have lasting impact however, GVCs must be able to help countries create jobs. This will be the best way to ensure that the benefits of growth are widely shared. The next chapter looks at how the Bank is supporting GVCs through its projects and programs and how it envisages their integration in its Ten-Year Strategy.



Chapter 3

Enhancing Africa's Global Potential: Bank's Response

Global value chains are an important means for linking countries to global production and trade. For them to have a positive impact on Africa's transformation agenda, including industrialization, adequate preparation by countries and their development partners, including the Bank Group will be required. The issues to consider are how best to maximize benefits, such as technological upgrading and employment creation, from links to the global economy and how to enable even those at the lowest rungs of the chains to benefit, such as farmers and employees in urban industry. This chapter looks at what the Bank is doing through its own policies, programs and operations, and its international partnerships and advocacy, to enable RMCs benefit from GVCs, while avoiding the pitfalls identified in chapter 2, notably the risk of being locked into low productivity chains. It also examines the relevance of the Bank's Ten-Year Strategy, and policies related to the promotion of GVCs.

3.1 Policy Framework and Context

In 2013, the Bank launched its Ten-Year Strategy (TYS) with the two pillars of inclusive growth and t he transition to green growth to guide its work. A number of sector-focused policies to accompany the TYS were also prepared to address issues such as private sector development, regional integration, agriculture and human development. Each of these areas is important in the promotion of global value chains as well as regional ones.

In terms of strategy and policy, Bank operations over the next decade—including support for GVCs—will be guided by the Bank's Ten-Year Strategy covering the period 2013-2022. The main thrust of the strategy is Africa's transformation, as the key means of improving social welfare and quality of growth and development. It emphasizes inclusive growth, and the transitioning to green growth. The TYS has five priority areas: infrastructure, regional integration, private sector development, governance and accountability, and skills and technology; it also focuses on three areas of special emphasis: Fragile States, gender, and agriculture and food security. Besides the TYS, the Bank has also introduced a number of sector strategies that provide further detail on the quality of the Bank's interventions in the medium term to ensure a holistic approach. With regard to GVCs and industrialization, the most important of these strategies are those for Private Sector Development, Regional Integration, Human Capital Development and the Agricultural Sector (Box 3.1). The Bank is formulating a new Regional Integration Strategy for the period 2014 to 2023, which emphasizes the role of GVCs. Energy, for which a new strategy has been developed by the Bank, is also important. However, as mentioned in chapter 2, GVCs cannot be undertaken in isolation and strategies and policies linked to other areas such as transport and communications, governance and institutional development are also crucial for success.

The Bank and other financiers have helped some Regional Member Countries create the physical and policy structures needed to support GVC-related projects. For example, it has provided direct funding or advisory services during the construction of a number of special economic zones (SEZs) in Ethiopia, Ghana, Morocco, and Zambia. SEZs provide employment and incomes.

3.2 Bank Group Operations and GVCs

Bank operations show that even when not designated as GVC-promoting initiatives, they have much in common with the idea of enabling countries to maximize the benefits of their comparative advantage and links to the global economy. A number of Bank projects and activities, with implications for GVCs, have been registered in agriculture, transport, ICT and other publicly-financed operations, as well as within the private sector. Still, a more formal approach to GVCs, backed up by a stock of knowledge work within the Bank, will be required to realize the ambition of enhancing Africa's global potential.

The Bank recognizes the importance and value of GVCs for the continued development of Africa in a globalizing world. Within the Bank, a number of activities with implications for GVCs have been registered in the areas of agriculture, transport, ICT and other public operations, as well as within its private sector operations. These are discussed in the sections that follow:

Agriculture and related areas. The Bank's current agriculture portfolio demonstrates the success achieved through the use of the integrated value chain approach to strengthen its operations in Africa's agriculture and food industry. The approach emphasizes strong linkages between agricultural production and market outlets, with a view to job creation, higher household incomes, and food security. It also promotes product diversification and provides a basis for industrialization. This has in turn strengthened linkages between farmers and agro-industries, enhanced supply-chain efficiencies and reduced post-harvest losses. Examples of Bank operations in agriculture include the Community Agriculture and Infrastructure Improvement Project in Uganda, which won the US Treasury Award in 2013 for the impact it had on the lives of farmers, through its value chain approach; and the Nigerian Agricultural Transformation Agenda Support Program. The latter supports the Nigerian Government's ambition to create value chains in agriculture from farm-level production to finished manufactured products. These examples resonate with the Bank's Ten-Year Strategy which views agriculture as a business rather than merely as a development project.

However, domestic value chains in agriculture have been slow in acquiring a global dimension. This is partly due to constraints on global food trade, for example those on bananas and manufactured food products, but also due to insufficient knowledge of the opportunities in the marketplace. In the coffee sector, for example, better marketing targeted at the final consumer in developed and emerging economies has expanded product outlets and increased the income of coffee farmers in a number of African countries. This more activist approach to creating value for African products at the global level will require more structured support in the medium term.

Private sector. The Bank's private sector operations are a key conduit for support, directly or indirectly, to GVCs in Africa. Many recent operations in trade finance as well as co-financing operations with other institutions have been designed with this dimension in mind. One of the most important interventions here is the Bank's support for funds for Africa's small and medium-sized enterprises (SMEs), through direct lending or equity participation or lines of credit to more commercially-oriented banks. Private sector financing of Africa's modernizing agricultural sector is an important feature. For example, in 2012, the Bank established the Agvance Africa Fund of Funds to help scale up private sector financing to African agriculture—focusing on the value chain approach to cover the whole of the production and marketing chain. Such assistance has the potential to link African value chains more directly to their global counterparts, bringing on board the efficiencies and knowledge needed for global competitiveness. Other recent examples of private sector operations related to agriculture, with high potential to enhance GVCs, include direct support

Box 3.1
Global Value Chain Links in Bank Group Strategies

Ten-Year Strategy, 2013-2022. The strategy touches on a number of aspects closely related to global value chains, including how private sector-led development can accelerate value chain development, particularly in the extractive and agribusiness sectors. It emphasizes the importance of transforming primary products into manufactured products and underlines the importance of integrating value chains in agriculture to ensure food security and livelihoods. It also sees infrastructure development as a key component for enhancing value chain development.

Private Sector Development Strategy, 2013-2017. This strategy emphasizes market access, particularly for small and medium-sized enterprises (SMEs) in agribusiness and support for regional value chain development to promote regional integration. It advocates raising capacities through better access to information and knowledge and developing local skills and technological capabilities to improve competitiveness. The strategy also lays a sound basis for Bank financing of large multinational infrastructure projects, through co-financing and public-private partnerships.

Agricultural Sector Strategy, 2010-2014. The focus of this strategy is to raise agricultural productivity and increase incomes and employment through the introduction of new technologies. It also seeks to boost SMEs in agribusiness. The strategy highlights the importance of developing, packaging and processing functions, improving storage and rural infrastructure facilities, and reducing post-harvest losses. It also suggests how best to link producers to local and regional markets through the value chain approach—from production to processing, packaging and storage, and transportation to market.

Regional Integration Strategy, 2009-2013. The strategy envisions the integration of macroeconomic policy and infrastructure policies, especially transport and power interconnections, to boost regional value chains and link Africa to global value chains. The strategy supports intra-regional trade and investment, and mechanisms to increase the share of African exports in world trade, thereby enhancing Africa's presence in the global marketplace. Among the crucial factors to consider are sound national and sub-regional macroeconomic and trade policies—including realistic convergence criteria—and the attraction of foreign direct investment flows to accelerate technology transfer. The new Regional Integration Strategy, 2014-2023, is under preparation.

Human Capital Development Strategy, 2012-2016. The experience of emerging economies has shown that a well-trained and skilled labour force enhances competitiveness. This points to the importance of developing human resources through better education and healthcare, if countries wish to move up the value chain and become efficient and innovation driven economies. This will require investment in education, nutrition and health, and in science and technology. The strategy also considers investments in social protection measures.

> **Box 3.2**
> **AfDB Trade Finance Program**
>
> In 2013, the Bank Group established the Trade Finance Program, worth USD 1 billion, to cover an initial period of four years. The program provides three products: risk participation, soft commodity financing and trade finance lines of credit. The bulk of the operations is targeted at Low-Income Countries, local African banks, small and medium enterprises in agriculture, agribusiness, light-manufacturing and intermediate and capital goods production. The goal of the program is to reduce the trade finance gap in Africa by "crowding in" global banks and strengthening African financial institutions that are critical to the promotion of trade. The program also seeks to promote regional integration and intra-African trade.
>
> The Bank approved seven operations amounting to USD 592.6 million under this program in 2013. For details see http://www.afdb.org/en/topics-and-sectors/initiatives-partnerships/trade-finance-program/

to Nigeria's fertilizer production (Indorama Fertilizer Plant) and agribusiness (Olam Group Africa Program). The Bank has also established a Trade Finance Program to address issues related to the shortage of trade finance in Africa revealed during the economic and financial crises (Box 3.2).

Africa50 and other financing instruments. In 2013, the Bank Group initiated the Africa50 fund, which will draw financing from African sources, for example, pension funds, supplemented by targeted investment from abroad to finance "game-changing" projects in infrastructure on the continent. Through this, Africa50 will be inextricably linked to the development of GVCs. The Bank's Microfinance Capacity Building Trust Fund is helping to promote financial inclusion, intra-regional trade, and the facilitation of migrant remittances—increasing the security of flows while drastically lowering transaction costs. The Bank's Africa Trade Fund, established with support from the Canadian government, is an important facility for enhancing trade performance in RMCs.

Regional integration and trade. The promotion of global value chains is also important within the scope of regional integration. In 2009, the Bank introduced Regional Integration Strategy Papers (RISPs) as a framework for driving Bank activities in the area of economic integration. The Bank's emphasis has been mainly on regional infrastructure, principally power and transport, with the goal of reducing the cost of doing business and linking landlocked countries to the sea. The Bank also hosts a number of Africa-wide initiatives targeting integration. Such initiatives include the implementation of the Program for Infrastructure Development in Africa (PIDA); the facility for project preparation for regional infrastructure projects (NEPAD-IPPF), and, in general, issues of trade facilitation and financial integration. Also notable is the Infrastructure Consortium for Africa (ICA), a knowledge and information-sharing platform established by the G8 and endorsed by the G20 to facilitate access to information on infrastructure on the continent.

Support to Regional Economic Communities (RECs). The Bank's support for Regional Economic Communities has included capacity-building programs, notably the Tripartite Capacity Building Program for the Southern African Development Community (SADC), the Common Market for Eastern and Southern Africa (COMESA) and the East African Community (EAC). There is also direct support to trade-related institutions in countries emerging from political and economic fragility, such as Liberia. Support for financial integration has focused on payments systems; harmonization of capital markets and bond regulations; development of innovative financial products and vehicles, and supporting systems for macroeconomic convergence.

3.3 Bank's Knowledge Management, Capacity Building and Advocacy

As a development finance institution, the Bank undertakes research and capacity building, provides advisory services, and conducts policy dialogue with member countries. It partners with institutions in Africa and elsewhere to impart knowledge on best practices in development. It also collects statistics that are useful in conducting research on Africa's trade and industrialization. During 2013, the Bank undertook a number of studies on global value chains and related issues.

Much of the knowledge work pursued in the Bank Group in 2013 was closely related to the theme of this Annual Report—the various ways of enhancing Africa's global potential, including through GVCs. The Bank's Evaluation Department (OPEV) has also undertaken a number of knowledge studies, based on the Bank's project cycle.

In particular, the ***African Development Report*** for 2013/14 looks at regional integration, with a particular focus on GVCs. The ***African Economic Outlook 2014,*** undertaken in collaboration with the the Organisation for Economic Co-operation and Development (OECD) and the United Nations Development Program (UNDP), has a thematic focus on global value chains and their implications for Africa's structural transformation and development. The themes also featured in the year's ***African Competitiveness Report,*** and issues of the ***African Development Review.*** The Bank has completed a new ***Governance Strategic Framework and Action Plan,*** the vision of which is an Africa governed by transparent, accountable and responsive governments, including strong institutions capable of driving inclusive and sustainable growth. It also completed the ***Annual Development Effectiveness***

Review, which stresses that Africa's longer-term growth trajectory is closely tied to the sustainable management of its natural resources. The Bank held the African Economic Conference 2013 in Johannesburg in October, with the theme of regional economic integration.

The Bank undertook joint studies with other institutions on regional integration and trade; education and skills; and social protection, among others. In particular, it studied the paradox of why there is so little industrialization in Africa, in spite of similar conditions in Asia, when that region embarked on its own transformation process. Box 3.3 outlines results from the project "learning to compete" in Africa.

In 2013, the Bank's African Development Institute (EADI) pursued a number of initiatives for capacity building, many of them directly related to the theme of raising Africa's global potential. It established the eInstitute, http://einstitute.afdb.org; and the EADI knowledge portal, http://institute.afdb.org, to contribute to this agenda. It worked with African think-tanks to debate Africa's development, including a seminar at the African Economic Conference held in 2013, on the subject of regional integration.

The growing importance of Islamic financing instruments such as Sukuk, and the increased interest among the RMCs in leveraging them, has prompted the Bank to develop the capacity of Bank staff and the RMCs in this domain through workshops, learning events and knowledge products. In this regard, the Bank has developed collaborative partnerships for capacity development with the Islamic Research and Training Institute of the Islamic Development Bank and the International Islamic Liquidity Management Corporation.

The Bank continues to be a leading supporter of statistical capacity building in the RMCs. Apart from direct support to sub-regional institutions and in-country statistical training centres to improve data dissemination systems, the Bank has also provided technical assistance to countries on macroeconomic data dissemination, including sharing the Open Data Platform, in partnership with the International Monetary Fund. The Bank also compiled data on intra-regional trade. In particular, it created a harmonized consumer price index, which is very important for assessing the level of regional economic integration and convergence. Recognizing the importance of infrastructure, the Bank hosts the Africa Infrastructure Knowledge Program, which supports the collection of infrastructure statistics and the monitoring of the fiscal implications of infrastructure in RMCs.

The importance of knowledge management for the Bank's operations and capacity building and policy dialogue necessitated the establishment of a Knowledge Management Strategy (KMS) to cover 2014-2018. The goal of the KMS is to leverage knowledge Bank-wide to enhance the development impact of lending operations, and raise the quality and effectiveness of its policy dialogue and advice to African countries. Above all, the KMS will emphasize knowledge generation as a key part of Bank operations, subject to the same measures of effectiveness and relevance as other Bank activities.

Closely linked to knowledge activities is the Information Disclosure Policy of the Bank, which was rolled out during 2013. The policy reinforces the Bank's policy of transparency in line with other multilateral development banks, and is in accordance with international best practice.

Box 3.3
"Learning to Compete": Results From a Collaborative Research Project

The purpose of this collaborative research project between the Bank, the Brookings Institution and the UN's World Institute for Development Economics Research was to examine why industrialization has been so slow to happen in Africa, when much of the rest of the world has successfully industrialized, most recently Asia.

The study responds to five queries: the role of exports in Africa's industrialization process, whether lack of skills constrains Africa's ability to compete, whether Africa can compete without industrial clusters, how FDI can help build Africa's industrial capacity, and the role of industrial policy. The study is based on nine country cases drawn from all of Africa's sub-regions.

The study notes that Africa has actually been "de-industrializing" in the past decade. Its exports are less diverse and less sophisticated than they were 30 years ago. It argues that Africa's "employment problem" is an industrialization problem. It argues further that the economies of agglomerations for industrialization and ability to compete are important and must be encouraged. Above all, the study underlines the importance of governance. Reducing the level and incidence of bribery by public officials facilitates a more efficient allocation of capital and supports nimbler firms that can handle the challenges of GVCs and globalization.

3.4 Looking Ahead

GVCs have become an important means of production and trade. The Bank's support to the process is already evident in the emphasis of its strategies as well as its lending. African countries will need all the support they can get to link to GVCs in a profitable manner, especially in gauging points of entry and the viability of the chains in terms of development needs. Research and analytical work as well as the sharing of experiences will be vital.

This chapter has reviewed what the Bank Group is doing to boost Africa's global potential, in particular, how its operations

and policy advice are helping to link countries to global value chains. GVCs are complex and multifaceted mechanisms, with the right mix of policies and instruments varying from country to country, continent to continent, and from one market to the other. What might be good for the coffee value chain might be very different from what is good for bananas or flowers. The composition of actors, including governments, the private sector, and households, also varies with product type. There is therefore no "right policy", or "interventions mix" when it comes to GVCs, thereby enabling a fair amount of domestic innovation and experimentation. However, two important factors are the supportive role of the public sector, especially in undertaking cost benefit analyses and regulatory frameworks, and the importance of taking into account the regional dimension—experience indicates that countries in a given region tend to move together when it comes to GVCs.

The Bank's support to GVCs is already implicit in its operations, from its support for large infrastructure projects that lower the cost of doing business, to targeted support for key aspects of the agriculture value chain, and to its support for regional integration. But as GVCs become a strong factor in Africa's participation in the global economy, the Bank Group's interventions will have to be scaled up, and become explicit and better targeted. The review above suggest that while countries and regional communities are willing to engage in GVCs, much needs to be done at national and regional levels to enhance the planning as well as capacity building, required for success. For the Bank Group, making GVCs a reality will call for a "One Bank approach" that brings on board the full complement of its resources, from lending to capacity building and technical assistance, to help countries extract maximum benefits from the chains. The Bank's support for "soft" infrastructure, including legal and regulatory systems, and good governance and accountability, especially in the management of natural resources, will be important.

Knowledge generation and dissemination will also be important for the success of GVCs and for raising Africa's global potential. Upstream analytical work with strong links to Bank operations as well as cutting-edge research on GVCs will be required. Such work will be disseminated widely through workshops at the national and regional levels to generate ideas and implementation strategies.

Part II of the report, which follows, presents the Bank's operational and corporate activities in 2013. It highlights the most innovative initiatives undertaken during the year in response to the changing needs of African countries, and how the Bank and its partners are helping to enhance Africa's global potential.

Further Reading:

African Development Bank (2010), ***Agriculture Sector Strategy: 2010-2014.*** Tunis, AfDB.

African Development Bank (2011), ***Human Capital Development Strategy: 2012-2016.*** Tunis, AfDB.

African Development Bank (2013a), ***At the Centre of Africa's Transformation: Strategy for 2013-2022.*** Tunis, AfDB.

________ (2013b), ***Supporting the Transformation of the Private Sector in Africa: Private Sector Development Strategy: 2013-2017.*** Tunis, AfDB.

________ (2013c), ***Agricultural Value Chain Financing and Development for Enhanced Export Competiveness.*** Tunis, AfDB

African Development Bank (2014), ***African Development Report 2013/14: Leveraging Regional Integration for Inclusive Growth.*** Tunis, AFDB.

African Development Bank, the United Nations Development Programme and the Organization for Economic Co-operation and Development (2014), ***African Economic Outlook 2014.*** Paris, New York and Tunis, AfDB, OECD, and UNDP.

African Union, with support from African Development Bank and Economic Commission for Africa (2013), ***"Africa 2063"—Framework for Structural Transformation,*** Mimeo. Addis Ababa and Tunis.



Part II

Bank Operations, Effectiveness and Governance



Chapter 4
Bank Group Operations

The overall performance of the Bank Group in 2013 remained largely unchanged from that in 2012. However, the operational environment was more difficult, with some traditionally strong clients affected by economic and social disruption. The decline in ADB window operations, in spite of robust private sector lending, highlighted the need to take action to find new clients, create new modalities and to develop strong business pipelines in the period ahead. The year witnessed a strong performance from the African Development Fund, while the Bank Group also completed a successful ADF-13 Replenishment. 2013 marked the first year of the implementation of the Bank's Ten-Year Strategy for 2013 to 2022, approved by the Board in April, with the two objectives of economic inclusion and transition to green growth. Selectivity and focus continued to be major themes. During the year, the Bank received two awards from the US Treasury's competition for multilateral development banks, the first time two projects from the same Bank have won in the same year.

4.1 Overview of Bank Group Operations

Overall, there was little change in Bank Group operations in 2013 compared to 2012, although there were notable variations between the ADB and ADF windows. The sovereign part of the ADB window saw a reduction, while its private sector counterpart met its targets. During 2013, ADF lending exceeded that of the ADB for the first time in the Bank Group's history. In 2013, total Bank Group operations amounted to UA 4.39 billion, an increase of 3.1 percent compared to 2012. ADF operations amounted to UA 2.27 billion in 2013, an increase of 20.1 percent over 2012. ADB operations amounted to UA 1.83 billion, a decline of 12.0 percent compared to 2012, due to the disruptions mentioned above. Infrastructure, mostly transport and energy, received the bulk of the resources.

Overview. Total approvals during 2008-2013 indicate that the Bank Group played an important counter-cyclical role in financing its Regional Member Countries in the past decade. For example, total lending as presented in Figure 4.1 was UA 8.06 billion in 2009, the peak of the global financial crisis. The Bank devised measures, including quick disbursing budget support operations, and short-term trade and liquidity facilities to meet increased demand from RMCs. Bank Group approvals have since returned to normal levels, with total annual approvals between UA 4 billion and 6 billion. For 2013, approvals amounted to UA 4.39 billion, an increase of 3.1 percent compared to 2012. Total ADF approvals were UA 2.27 billion, an increase of 20.1 percent over 2012. However, ADB approvals amounted to UA 1.83 billion, representing a reduction of 12.0 percent compared to 2012. Of the Bank Group approvals of UA 4.39 billion, UA 3.56 billion (81.2 percent) was in the form of loans and grants, and the remaining UA 824.7 million (18.8 percent) comprised debt relief, private sector equity participation, guarantees, reallocation and allocations to Special Funds.

Economic and political disruption affected major borrowers from the ADB window, and led to downward adjustments in their ratings with implications for Bank lending. Although the ADB sovereign window achieved only 39.4 percent of its UA 1.7 billion target, the ADB private sector window met its target of UA 1.1 billion. The challenge ahead is how to generate new business for both the sovereign and private sector windows. During 2013, the Bank's management explored a number of

Figure 4.1
Bank Group Total Approvals by Window*, 2008-2013 (UA billion)


Bank Group
ADB
ADF
*NTF Approvals not shown
8
6
4
2
0
3.53
1.81
1.67
8.06
5.60
2.43
4.10
2.58
1.46
5.72
3.69
1.82
4.25
2.08
1.89
4.39
1.83
2.27
2008
2009
2010
2011
2012
2013

Source: AfDB Statistics Department.

approaches. They are still under consideration, but provide the following useful pointers to the options available to the Bank:

(i) Amend the Bank's credit policy to allow countries, currently confined to the ADF window to, under well-stipulated conditions, access ADB resources;
(ii) Scale-up public-private partnerships and co-financing opportunities to increase sovereign financing from the ADB window; and
(iii) Explore new sources of financing and partnerships ranging from equity and pension funds to engaging key emerging countries.

During 2013, approvals from the Nigeria Trust Fund window more than doubled to UA 31.2 million, compared to UA 14.1 million in 2012.

Approvals from Special Funds amounted to UA 253.4 million in 2013, a decline of 5.8 percent compared to 2012. Special Funds are an important element of Bank operations, supporting a range of initiatives crucial to meeting targets. In 2013, Special Funds included the African Water Facility, the Rural Water Supply and Sanitation Initiative, the Global Environment Facility, the Global Agriculture and Food Security Program, the Climate Investment Funds, the Sustainable Energy Fund for Africa, the Middle East and North Africa Transition Fund, the Congo Basin Forests Fund, the Fund for African Private Sector Assistance, the Microfinance Capacity Building Fund, the Governance Trust Fund, the Trust Fund for Countries in Transition, the Africa Trade Fund and the Zimbabwe Multi-Donor Trust Fund.

In 2013, Comoros reached the Highly Indebted Poor Countries (HIPC) completion point, and qualified for irrevocable debt relief of UA 22.32 million under the enhanced HIPC initiative: UA 12.68 million debt relief from the ADB window and UA 9.64 million from the ADF window, respectively.

Summary of Bank Group operations by sector. Bank Group operations by sector, presented in Figures 4.2(a), 4.2(b) and 4.2(c), with details in Table 4.1, indicate that selectivity and a focus on results continued to guide Bank Group operations in 2013.

Infrastructure approvals amounted to UA 2.05 billion (57.6 percent of total approvals). It accounted for 39.6 percent (UA 564.9 million) of ADB approvals and 69.7 percent (UA 1.47 billion) of ADF approvals. Transport was the dominant subsector followed by energy, and water and sanitation (Figure 4.2(a)).

Finance operations comprising lines of credit, trade finance, and support for small and medium-sized enterprises (SMEs) were significant in the ADB window, but not in the ADF window.

Figure 4.2a
Bank Group Loan and Grant Approvals by Sector, 2013 (UA 3.56 billion)


Environment 0.3%
Multisector 12.6%
Finance 8.1%
Agriculture 12.0%
Social 9.4%
Water Supply & Sanitation 8.4%
Transport 32.2%
Energy 16.0%
Communication 1.0%

Source: AfDB Statistics Department.

Figure 4.2b
ADB Loan and Grant Approvals by Sector, 2013 (UA 1.43 billion)


Multisector 15.9%
Agriculture 9.8%
Social 14.4%
Finance 20.2%
Energy 16.8%
Transport 20.9%
Communication 1.9%

Source: AfDB Statistics Department.

Figure 4.2c
ADF Loan and Grant Approvals by Sector, 2013 (UA 2.10 billion)


Environment 0.4%
Multisector 10.4%
Agriculture 13.4%
Social 6.1%
Water Supply & Sanitation 14.2%
Transport 40.1%
Energy 15.0%
Communication 0.4%

Source: AfDB Statistics Department.

Table 4.1
Bank Group Approvals by Sector, 2013 (UA million)

Sector	ADB		ADF		NTF		Bank Group	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Agriculture and Rural Development	**8**	**140.02**	**17**	**282.17**	**1**	**6.50**	**26**	**428.68**
Social	**7**	**205.88**	**13**	**128.88**	**-**	**-**	**20**	**334.76**
Education	2	101.7	6	83.91	-	-	8	185.57
Health	2	102.23	-	-	-	-	2	102.23
Other	3	1.99	7	44.97	-	-	10	46.96
Infrastructure	**13**	**564.90**	**74**	**1,466.30**	**3**	**19.67**	**90**	**2,050.86**
Water Supply and Sanitation	1	0.20	14	298.23	-	-	15	298.43
Energy Supply	4	239.57	28	316.32	2	13.17	34	569.06
Communication	1	27.47	2	7.50	-	-	3	34.97
Transport	7	297.65	30	844.25	1	6.50	38	1,148.40
Finance	**10**	**288.00**	**-**	**-**	**-**	**-**	**10**	**288.00**
Multisector	**11**	**226.20**	**44**	**218.01**	**1**	**5.00**	**56**	**449.21**
Industry, Mining and Quarrying	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Urban Development	**1**	**0.33**	**-**	**-**	**-**	**-**	**1**	**0.33**
Environment	**-**	**-**	**4**	**9.23**	**-**	**-**	**4**	**9.23**
A. Total Loans and Grants	**50**	**1,425.33**	**152**	**2,104.58**	**5**	**31.17**	**207**	**3,561.08**
B. Other Approvals	**15**	**406.37**	**4**	**164.96**	**-**	**-**	**110**	**824.70**
HIPC Debt Relief	1	12.68	1	9.64	-	-	2	22.32
Post Conflict Country Framework	-	-	-	-			-	-
Equity Participation	10	99.55	-	-	-	-	10	99.55
Guarantees	4	294.15	2	137.50	-	-	6	431.65
Loan Reallocation	-	-	1	17.82	-	-	1	17.82
Special Funds*	-	-	-	-	-	-	91	253.36
Total Approvals (A + B)	**65**	**1,831.70**	**156**	**2,269.55**	**5**	**31.17**	**317**	**4,385.78**

Source: AfDB Statistics Department.
** Special Funds cover operations of the African Water Facility, the Rural Water Supply and Sanitation Initiative, the Global Environment Facility, the Global Agriculture and Food Security Program, the Climate Investment Funds, the Sustainable Energy Fund for Africa, the Middle East and North Africa Transition Fund, the Congo Basin Forest Fund, the Fund for African Private Sector Assistance (FAPA), the Microfinance Capacity Building Fund, the Governance Trust Fund, the Trust Fund for Countries in Transition, the Africa Trade Fund, and the Zimbabwe Multi-Donor Trust Fund.*

On the other hand, approvals for water supply and sanitation were only significant at the ADF window.

Bank Group interventions in agriculture and rural development amounted to UA 428.7 million or 12 percent of total approvals. They encompassed a range of projects and programs in irrigation, water storage and management; rural power supply; rural and community roads (including maintenance); marketing and storage facilities; and agro-processing. Multisector operations, involving two or more sectors, accounted for UA 449.2 million or 12.6 percent of total approvals in 2013. They targeted improvements in public financial management and institutional reforms. Finance sector operations accounted for UA 288 million (8.1 percent) for the Bank Group, consisting of lines of credit targeted at SMEs, equity participation, and financial guarantees to private enterprises and to multinational projects to promote regional integration. Bank Group lending targeted at the environment amounted to UA 9.2 million.

The Nigeria Trust Fund. This is an initiative of the Federal Republic of Nigeria, introduced in 1976, with the goal of providing additional concessional resources to deserving

Figure 4.3
NTF Loan and Grant Approvals by Sector, 2013 (UA 31.2 million)


Agriculture 20.9%
Multisector 16.0%
Transport 20.9%
Energy 42.3%

Source: AfDB Statistics Department.

Figure 4.4
ADB Loan and Grant Approvals by Country, 2013 (UA million)


Private
Public
Nigeria
Multinational
Morocco
Namibia
Mauritius
Kenya
Zambia
Cabo Verde
Côte d'Ivoire
Tunisia
Seychelles
Ghana
Niger
Tanzania
0
100
200
300
400

Source: AfDB Statistics Department.
Note: Private sector amounts exclude Equity Participation, Special Funds and Guarantees.

Bank clients. In 2013, infrastructure (energy and transport) represented the largest share of total NTF approvals, amounting to UA 19.7 million or 63.1 percent (Figure 4.3). Smaller amounts went to agriculture and multisector operations.

ADB loan and grant approvals by country. Total ADB loan and grant approvals amounted to UA 1.43 billion in 2013, with 55 percent going to sovereign and the rest to private sector operations. Figure 4.4 indicates that the largest recipients were Nigeria, Morocco and Namibia. Multinational operations, notably equity participation and trade finance, were also significant. Private sector resources supported a number of ADF recipients, Kenya, Zambia, Côte d'Ivoire, Ghana, Niger and Tanzania.

Figure 4.5
ADF Loan and Grant Approvals by Country, 2013 (UA million)


Grants
Loans
Congo, Dem. Rep
Kenya
Mali
Nigeria
Ethiopia
Senegal
Burkina Faso
Uganda
Madagascar
Rwanda
Benin
Tanzania
Cameroon
Liberia
Zambia
Malawi
South Sudan
Mozambique
Sudan
Angola
Guinea
Sierra Leone
Cote d'Ivoire
Lesotho
Burundi
Comoros
Zimbabwe
São Tomé & Principe
Chad
Djibouti
Somalia
Congo
Mauritania
Togo
Gambia
0
50
100
150
200

Source: AfDB Statistics Department.

ADF loan and grant approvals by country. Figure 4.5 shows that 35 countries had access to ADF-financed operations. The Democratic Republic of the Congo, Kenya and Mali led the group, with a number of other countries receiving smaller amounts from this concessional window. In total, ADF loan and grant approvals amounted to UA 2.10 billion, 67.6 percent in loans and the rest in grants.

Bank Group disbursements. The rate of disbursement of Bank Group loans and grants slowed during 2013, recording UA 3.13 billion as opposed to UA 3.38 billion in 2012. As at end December 2013, cumulative disbursements (including non-sovereign loans) amounted to UA 45.66 billion (UA 42.53 billion in 2012). At the end of 2013 a total of 2,943 loans had been fully disbursed, amounting to UA 38.2 billion, and representing 83.7 percent of cumulative disbursements (87.7 percent in 2012).

Leveraging resources and partnerships. The Bank manages a total of 31 Trust Funds: 16 thematic and 15 bilateral. Finland, Japan, India, Korea, Nigeria and Portugal have designated bilateral trust funds. At the end of 2013, total commitments of bilateral trust funds amounted to UA 7.03 million. Total approvals from these funds were UA 3.37 million in 2013.

Figure 4.6
Bilateral Trust Fund Approvals – Sectoral Distribution, 2013


Green Growth 11.7%
Skills & Knowledge Products 20.0%
Private Sector 1.5%
Governance 2.9%
Agriculture 29.2%
Infrastructure 34.7%

Source: AfDB Resource Mobilization and External Finance Department.

Figure 4.7
Thematic Trust Funds Mobilized – Sectoral Distribution, 2013


Cross-cutting 4.6%
Energy 12.8%
Transport & Communication 33.1%
Agriculture 23.8%
Health 5.2%
Water & Sanitation 20.4%

Source: AfDB Resource Mobilization and External Finance Department.

Figure 4.6 indicates that the approvals were well aligned with the priorities of the Ten-Year Strategy, with the largest share going to infrastructure, followed by agriculture, skills and knowledge products, green growth, governance and private sector development.

Thematic trust funds mobilized UA 72.2 million from seven donor agencies in 2013. They were the Austria Development Agency, the UK's Department for International Development, the Swedish International Development Cooperation Agency, the US Agency for International Development, the Norwegian Agency for Development Cooperation, the Global Alliance for Vaccine and Immunization, and the Nordic Development Fund. Other contributions were from Switzerland, Denmark and The Netherlands. Figure 4.7 shows that their support was well aligned with the TYS.

A matrix of thematic and bilateral trust funds is provided in Annex IV.

The Bank Group and the HIPC process. Over the past 15 years, the Bank Group has supported the enhanced Heavily Indebted Poor Countries Initiative (HIPC) and the Multilateral Debt Relief Initiative (MDRI). Comoros reached the HIPC completion point and qualified for irrevocable debt relief and debt cancellation, in which the Bank participated as indicated above. Simultaneously, Comoros also benefitted from the cancellation of its ADF loans amounting to USD 30 million under the MDRI. Thus, by the end of 2013, 29 out of 33 RMCs eligible for HIPC/MDRI debt relief had received support. Chad is the only country from the interim phase of the HIPC process that has yet to reach completion point. Three pre-decision point countries—Eritrea, Somalia, and Sudan—have not yet embarked on the process of qualifying for debt relief under the Initiative. Zimbabwe could be added to the list of countries eligible for HIPC assistance, if ongoing assessments confirm its eligibility.

4.2 Bank Group Operations by Sub-region

The year 2013 witnessed substantial variation in Bank Group operations by sub-region. North Africa, as already indicated, experienced further socio-economic disruption, which affected operations. Southern Africa, another region with a number of Middle-Income economies, was making considerable efforts to return to high growth. For the Bank Group, it offered prospects for operational diversification. West Africa continued to enjoy a prolonged natural resource boom, with spillovers into the financial and manufacturing sectors, which resulted in higher demand for resources from the Bank. East Africa's economies kept a relatively high pace of Bank operations, with many multinational projects financed as well. Central Africa, with a concentration of conflict-affected economies, witnessed a reduction of Bank investment. Private sector lending was well distributed in most sub-regions.

Bank Group loan and grant approvals by sub-region. Figure 4.8 shows the distribution of Bank Group operations by sub-region, while Table 4.2 provides a more detailed overview.

Central Africa. The sub-region has eight countries. Of these, Gabon and Equatorial Guinea are the only category C countries in the group, eligible to borrow from the sovereign resources of the ADB window, while the rest are ADF-only (Table 4.2). They can, like other ADF-only countries, nevertheless borrow from the ADB window to finance private sector operations and enclave projects. Among the ADF-only countries, five are post-conflict and/or conflict-affected countries. These are Central African Republic, Chad, the Republic of Congo, the Democratic

Table 4.2
Bank Group Loan and Grant Approvals by Sub-region, 2012-2013

Sub-regions	Countries		2012 UA million	2012 Share	2013 UA million	2013 Share	% Change in Approvals 2013
Central Africa	Cameroon Central African Rep. Chad Congo	Congo, Dem. Rep. Equatorial Guinea* Gabon* São Tomé & Príncipe	323.0	9.0	243.9	6.8	-24.5
East Africa	Burundi Comoros Djibouti Eritrea Ethiopia Kenya Rwanda	Seychelles* Somalia South Sudan Sudan Tanzania Uganda	447.2	12.4	597.3	16.8	33.6
North Africa	Algeria* Egypt* Libya*	Mauritania Morocco* Tunisia*	1,115.50	31.0	228.8	6.4	-79.5
Southern Africa	Angola* Botswana* Lesotho Madagascar Malawi Mauritius*	Mozambique Namibia* South Africa* Swaziland* Zambia Zimbabwe	464.0	12.9	615.2	17.3	32.6
West Africa	Benin Burkina Faso Cabo Verde* Côte d'Ivoire Gambia Ghana Guinea Guinea-Bissau	Liberia Mali Niger Nigeria** Senegal Sierra Leone Togo	441.2	12.2	991.0	27.8	124.6
Multinational			812.0	22.5	884.9	24.8	9.0
Total			3,602.9	100.0	3,561.1	100.0	

Source: AfDB Statistics Department.
Notes: (*) ADB countries (**) Blend country ( ) ADF countries

Figure 4.8
Bank Group Loan and Grant Approvals by Sub-region, 2013



Multiregional 24.8%
North Africa 6.4%
West Africa 27.8%
Central Africa 6.8%
Southern Africa 17.3%
East Africa 16.8%

Source: AfDB Statistics Department.

Republic of the Congo, and São Tomé & Príncipe. In 2013, total loan and grant approvals for the sub-region declined by 24.5 percent to UA 243.9 million due to socio-economic disruptions that impeded operations. Operations were in three sectors: infrastructure (water and sanitation, transport and energy), accounting for 79.5 percent, multisector (13.6 percent) and agriculture and rural development (6.9 percent).

East Africa. The sub-region has 12 countries, with Seychelles being the only country eligible to borrow from the ADB sovereign window. In 2013, total loan and grant approvals amounted to UA 597.3 million, an increase of 33.6 percent over 2012 (Table 4.2). Infrastructure accounted for 80.2 percent of total approvals, including transport, energy, and water and sanitation. The private sector component of the Lake Turkana Wind Power Project in northern Kenya, at UA 98.3 million, is the largest non-sovereign Bank operation,

approved in the sub-region so far. The project will reduce the energy gap in the country, enhance energy diversification and prevent the emission of 16 million tons of CO_2 compared to a fossil fuel-fired power plant. On completion, it will be the largest wind power project in Africa. Notably, the Uganda Community Agricultural Infrastructure Program (CAIIP-1) was one of two Bank operations that won a US Treasury Award for its inclusiveness and overall impact on poverty reduction in 2013.

North Africa. This sub-region constitutes six countries; all are ADB-only countries with the exception of Mauritania, which is an ADF-only country. Libya has never borrowed from the Bank, while Algeria suspended borrowing from multilateral and bilateral donors in 2006. Owing to the political disruptions mentioned above, the share of North Africa in total borrowing from the Bank declined from 31 percent in 2012 to 6.4 percent in 2013, equivalent to UA 886.7 million. Bank interventions were mainly in the social sector (89.6 percent), but agriculture received 8.5 percent. Infrastructure, the main basis for previous lending, did not feature in the lending to the region in 2013.

Southern Africa. Of the 12 countries in this sub-region, six are ADB-only countries while the other six are ADF-only countries (Table 4.2). Total approvals amounted to UA 615.2 million and infrastructure (transport, energy, ITC, water and sanitation) received 62.6 percent, followed by finance with 16.3 percent. These included two infrastructure projects in Zimbabwe and one green growth project in Zambia. The Zimbabwe projects funded by the Zimbabwe Multi-Donor Trust Fund included: (i) Urgent Water Supply and Sanitation Rehabilitation Project and, (ii) Emergency Power Infrastructure Rehabilitation Project. The Zambia project funded by the Climate Investment Funds is for strengthening climate resilience in the Kafue Sub-Basin.

West Africa. This sub-region has a total of 15 countries, five of which are considered to be fragile states, or countries emerging from conflict, and hence with access to the Bank's Fragile States Facility, a curve-out from the ADF. Apart from Cabo Verde, which recently graduated to ADB country status, and Nigeria, which is a blend with access to both windows, the rest are ADF-only countries. Total approvals amounted to UA 991 million in 2013. Infrastructure (energy, water and sanitation, and transport) received 31.9 percent, followed by multisector with 30.2 percent, and agriculture and rural development, with 26 percent. Interventions in Nigeria, which helped boost the total for the sub-region, included projects in transport and governance, and support for agricultural transformation. In addition, a fertilizer project was supported by the private sector.

4.3 Bank Group Operations by Priority and Areas of Special Emphasis

The Ten-Year Strategy (TYS) for 2013 to 2022 lays out the Bank's priorities and areas of special emphasis. Their implementation called for broad collaboration across the Bank, innovative approaches in project implementation and policy dialogue, and for the Bank's full complement of experience, partnerships and knowledge.

Inclusive growth and transition to green growth. The Bank financed a number of operations that meet the TYS's two objectives of inclusive growth and transition to green growth during 2013. The Inclusive Growth and Economic Competitiveness Support Program in Senegal, a budget support program, was jointly financed by an ADF loan (UA 25.5 million) and an International Development Association loan (UA 19.9 million). The aim of the project is to promote efficiency, equity and transparency in public resource management, with a gender dimension for all public policies. The African Water Facility is undertaking sanitation projects in ten RMCs that incorporate women and youth, and the goal is to enhance income equality between social groups, especially with a focus on gender balance. Of the nearly 1,000 jobs expected from the projects, almost half will go to women. By targeting cities in conflict-affected countries, new small-scale businesses, suitable for young entrepreneurs, will be created in the sanitation sector.

In the area of green growth, the Bank Group is working with Djibouti to develop a 50 MW power plant to boost the country's capacity for energy generation from renewable resources. It is also assisting Comoros to develop a 20 MW geothermal plant. In Ethiopia, Rwanda, and Tanzania, the Bank is providing support for policy development, including the preparation of geothermal development roadmaps. The Bank also undertook dialogue and advocacy on green growth at various international meetings. Bank staff attended the United Nations Framework Convention on Climate Change held in Warsaw, Poland, in November 2013 and addressed Africa's transition to green growth. During the year, the Bank's Climate Investment Funds financed a number of environment and climate change related projects. Six projects in the area of green growth were approved with total funding of UA 82.9 million. The Climate Investment Funds also financed projects in agriculture. These projects in Ghana, Burkina Faso and the Democratic Republic of the Congo are focused on reducing emissions from deforestation and forest degradation (REDD+), and hence include integrated REDD+ elements such as addressing the drivers of deforestation, carbon sequestration through afforestation, reforestation and forest management, sustainable agriculture and other livelihood improvement activities.

Transport, ICT and related infrastructure. Approvals for infrastructure amounted to UA 2.05 billion, of which transport

Figure 4.9
Infrastructure Loan and Grant Approvals by Sub-sector, 2013


Communication 1.7%
Water Supply & Sanitation 14.6%
Transport 56.0%
Energy 27.7%

Source: AfDB Statistics Department.

Box 4.1
Namibia: New Port of Walvis Bay Container Terminal Project

The port of Walvis Bay is Namibia's main port, but it is also a gateway to international markets for the SADC region, especially Botswana, South Africa, Zambia, Zimbabwe and the Democratic Republic of the Congo. The expansion program financed by the Bank will raise the container throughput capacity from 355,000 TEUs to 1,005,000 TEUs and will be implemented over a period of three years. On completion, the port will be generally more efficient and handle a higher volume of cargo. Knock-on benefits will include better regional trade and integration, development of the private sector in Namibia, along the corridor and in the interior, and employment creation. The Bank will contribute UA 198.4 million, representing more than 86 percent of the total project cost of UA 229.6 million.

was the dominant subsector (Figure 4.9), followed by energy, water and sanitation, and communication. The Bank Group undertook projects worth UA 1.18 billion in transport, ICT and related infrastructure, including 20 national projects worth UA 758.9 million (64.1 percent), and 8 multinational projects for UA 425 million (35.9 percent). The Walvis Bay Container Terminal Project in Namibia will provide a high quality link to the sea for many landlocked countries in the region (See Box 4.1). Financing was also provided to the Cabo Verde Technology Park to support the country's ambition to become an innovation hub. A road project connecting Tanzania and Kenya will be undertaken in two phases at a combined total cost of UA 154.9 million.

Energy supply. Total Bank Group energy operations amounted to UA 569.1 million with UA 329.5 million (57.9 percent) at the sovereign window and UA 239.6 million (42.1 percent) at the private sector window. Including special funds, guarantees and studies, worth UA 148.2 million, public sector energy operations amounted to UA 477.7 million overall. Highlights of the major public and private sector energy operations approved in 2013 are presented in Map 4.1.

The Côte d'Ivoire, Liberia, Sierra Leone, and Guinea Electricity Networks Interconnection Project is a notable multinational project to be implemented between 2014 and 2017. It is worth UA 128.2 million, financed by the ADF, the Fragile States Facility and the NTF. It will involve the construction of about 1,400 km of HV line to connect the national networks, and the construction of 11 sub-stations and two regional control centres. The project will increase the average rate of access to electricity in the four countries from 28 to 33 percent, electrifying 125 locations along the transmission line. As a result, it will bring energy to 70 schools, 30 health centres and almost 1,500 small commercial and industrial craft enterprises, of which 25 percent is held by women. Some 24 million inhabitants in the impact area will enjoy reliable electric power at reasonable cost.



Map 4.1
Highlights of Public and Private Sector Energy Projects Approved in 2013


NIGERIA
Energy Sector Partial Risk Guarantee for Independent Power Producers, UA 122.0 million
• Generate 1,380 MW more power by 2016
• Increase population access to more reliable electricity from 41% to 50% by 2016
• Mitigate political risk to crowd-in financing of new private infrastructure projects
CÔTE D'IVOIRE – LIBERIA – SIERRA LEONE – GUINEA
Electricity Interconnection, UA 128.15 million
• Increase the average rate of access to energy in the 4 countries from 28% to 33%.
• Connect 125 locations, including 70 schools, 30 health centers & 1,500 SMEs
• Reduce CO_2 emissions of 5.6 million tons per year
KENYA
Lake Turkana Wind Power Private & Public Project, UA 115.8 million
• Provide 300 MW additional power
• Increase access to energy in rural Kenya of about 10% by 2020
• Reduce CO_2 emissions of 1.5 million tons per year
• Construct 428 km public transmission line to connect project to national grid
DEMOCRATIC REPUBLIC OF CONGO
Inga Site Development & Electricity Access Support Project, UA 44.4 million
• First Phase of 4,800 MW Inga 3 development
• Foundation for future 44,800 MW Grand Inga development—half of continent's capacity needs
• Connect 25,000 households in the semi-urban areas of Kinshasa.
BURUNDI – RWANDA – TANZANIA
Regional Rusumo Falls Hydro-Power Project, UA 64.49 million
• Increase in the installed capacity and access to electricity in the 3 countries.
• Benefit 1.5 million inhabitants
ZAMBIA
Maamba Collierie Power Generation Private Sector Project, UA 97.78 million
• Provide 300 MW power generation capacity in support of copper & high-growth industries.
• Increase access of electricity from 20% in 2012 to 30% in 2015
• Use suitable coal-fired technology, reduction in green house gas (GHG) emissions
• Improve job creation, infrastructure, health & education

Source: Energy, Environment and Climate Change Department.

Box 4.2

Inga Site Development and Electricity Access Support Project (PASEL)

The Grand Inga Hydro Power Plant is located on the banks of the River Congo in the Democratic Republic of Congo. It is estimated that when the multi-dam project is fully developed it could have a power generation capacity exceeding 44,000 MW—half Africa's current installed electricity capacity. Inga is one of the game-changing projects of the future.

PASEL will finalize the preparation of the first phase of Inga 3, which will include the development of a power-generating capacity of 4,800 MW on the Inga site and the building of power transmission lines to supply electricity to the country and for export to South Africa. The proposed project will increase access to more reliable and cheaper energy in the DRC, raise coverage from the current 9 to over 40 percent by 2020. It is also expected to improve the business climate and productivity of the economies of the region. The demand for electricity is high throughout the region, guaranteeing a market for the energy produced. South Africa has already signed an agreement with the DRC to import about half of the electricity generated.

Another multinational project on which the Bank has embarked in a public-private-partnership is the Grand Inga 3 Hydroelectric project in the Democratic Republic of Congo. The Bank has contributed UA 44.4 million towards the preparation of the first phase of the project which will eventually have a power-generating capacity of 4,800 MW on the Inga site and power transmission lines that will supply electricity at home and also export to South Africa (Box 4.2).

Water and sanitation. In 2013, Bank Group approvals for water supply and sanitation operations amounted to UA 356.8 million, including the use of special funds of UA 58.3 million. The funds are channeled through three complementary initiatives hosted by the Bank: the Rural Water Supply and Sanitation Initiative (RWSSI), the African Water Facility (AWF), and the Multi-Donor Water Partnership Program (MDWPP). The initiatives enhance the effectiveness of the Bank's work and provide resources for increasing access to safe water and sanitation, promoting innovative technologies and supporting water-related knowledge management activities (Box 4.3).



Box 4.3
The Three Water Initiatives

The Rural Water Supply and Sanitation Initiative (RWSSI). The aim of RWSSI is to increase access to drinking water and sanitation in rural Africa to attain the African Water Vision of 2025 and the MDG targets for 2015. Since its launch in 2003, the Bank has invested on its part UA 860 million in co-financing 39 programs in 29 countries. The Initiative has been able to leverage more than UA 3.1 billion from other donors, governments and communities while the RWSSI Trust Fund has contributed UA 107 million. This funding has provided water to 66 million people and sanitation to 49 million. In 2013, six new RWSSI projects were approved for the Democratic Republic of the Congo, Djibouti, Lesotho, Mauritania, Sierra Leone, and São Tomé & Príncipe. The funds will boost sector coordination and governance, strengthen country-led monitoring and evaluation, and promote sanitation at both the community and household levels. To improve learning and enhance the sustainability of rural water and sanitation investments, the Bank has encouraged knowledge sharing and the dissemination of good practices across the whole RWSSI portfolio.

The African Water Facility (AWF). The AWF is a multilateral special water fund, established in 2004 at the request of the African Ministers' Council on Water (AMCOW), and hosted and administered by AfDB. It is a catalytic instrument focused on leveraging investments to help achieve the objectives of the Africa Water Vision 2025. To date, about EUR 935 million has been mobilized. On average, each euro contributed by the AWF has attracted EUR 30 more in additional follow-up investment from donors and co-financiers, including the Bank. Since inception, a total of 90 projects have been approved, worth EUR 106 million, with 15 projects approved in 2013. Owing to water's close link to climate change and green growth, a large share of the AWF's portfolio also addresses climate adaptation and mitigation issues, and is well aligned with the Bank's TYS. Significantly, the AWF Water Fund has received EUR 156 million in contributions from three African countries (Algeria, Burkina Faso and Senegal), nine non-Regional Member States (Canada, UK, Sweden, France, Spain, Norway, Australia, Denmark and Austria), the European Union, the Bill and Melinda Gates Foundation, as well as the Bank.

The Multi-Donor Water Partnership Program (MDWPP). The MDWPP is the core facility for developing the Bank's and the RMCs' capacity in integrated water resources management as well as in promoting learning and innovation across a range of water sector issues. In 2013, the facility supported the following activities: (i) a study of the Bank's role in achieving regional integration through trans-boundary water basins development and management; (ii) support for regional dialogue on water security issues; and (iii) support for the Permanent Interstate Committee for Drought Control in the Sahel to operationalize a coalition for water in that region. The new strategy to guide the implementation of the next phase of the program (2013-2015) is under preparation.

Figure 4.10
Sectoral Composition of Multinational Approvals Financed in 2013


Agriculture 4.1%
Environment 0.2%
Multisector 1.1%
Social 2.3%
Energy 19.1%
Water Supply & Sanitation 0.3%
Transport 32.4%
Finance 40.5%

Source: AfDB Statistics Department.

Regional economic integration. In 2013, total approvals for multinational operations, made up of loans and grants, special funds, and private equity participation, amounted to UA 1.32 billion, compared to UA 956.2 million in 2012, representing an increase of 37.8 percent. The largest share went to infrastructure (51.8 percent) particularly transport and energy supply, followed by the finance sector (40.5 percent), notably for lines of credits, trade finance, and equity financing. Smaller shares (7.7 percent) went to agriculture social and environment sectors (Figure 4.10).

The Bank has also participated actively in seeking solutions to the socio-economic challenges of the Sahel region, the Horn of Africa, and the Mano River region, among others. Problems in these areas often require a broader international effort so the Bank has sought active partnerships with others. In November 2013, the President of the Bank and a number of dignitaries, including the United Nations Secretary-General, the chairperson of the African Union Commission, the World Bank President, and President of the European Commission, visited the Sahel region to discuss a common vision for its security, stability and economic development. Emphasis was placed on challenges in agriculture, food security, water, regional integration and infrastructure. For its part, the Bank has initiated programs in the Sahel, the Horn of Africa and the Mano River region in response to their challenges (Box 4.4).

Private sector operations. In 2013, the Bank committed UA 1.05 billion to finance 37 new private sector operations, an increase of 39.4 percent over the UA 753 million approvals in 2012. Finance attracted 65.5 percent of operations, mainly in the form of guarantees, lines of credit and equity participation (Figure 4.11). The Bank also provided trade finance for two multinational operations, Ecobank Transnational (UA 64.9 million) and Shelter Afrique Habitat and Housing (UA 13.0 million), and

Box 4.4
Initiatives in the Sahel, the Horn and Mano River

The Sahel Program. The Bank is developing the Response to the Food Crisis in the Sahel Program covering 13 countries: Benin, Burkina Faso, Chad, Côte d'Ivoire, Cabo Verde, Gambia, Guinea, Guinea-Bissau, Mali, Mauritania, Niger, Senegal, and Togo. The program includes interventions aimed at restoring the resilience of households against natural disasters and chronic food insecurity, building rural infrastructure, gender mainstreaming, climate change adaptation and promoting disaster-risk reduction measures. The program involves collaboration with national and regional stakeholders over two five-year phases.

The Horn of Africa Initiative. This multi-phase program covers the eight most vulnerable countries in the Horn of Africa: Djibouti, Eritrea, Ethiopia, Kenya, Somalia, South Sudan, Sudan and Uganda. It is the first phase of the broader Drought Resilience and Sustainable Livelihoods Program worth USD 125 million approved in 2012. The first phase involved improving modalities for managing natural resources, enhancing the livestock market infrastructure and animal health systems, improving livelihoods for agro-pastoralists, gender mainstreaming, and boosting regional cooperation for the management of trans-boundary natural resources. These initiatives have received broad support, including during the Brussels Conference on Somalia in 2013.

The Mano River Forest Ecosystems Conservation Program (MARFOP). The overall objective of this program is the sustainable management of the Upper Guinea forest ecosystems for global ecological balance, including carbon sequestration, climate change mitigation, gender mainstreaming and improved livelihoods of local communities. The targeted transboundary forest sites cover about two million hectares in the four beneficiary countries (Côte d'Ivoire, Guinea, Liberia and Sierra Leone) and provide a wide variety of public goods and services, including serving as water catchments for major river systems; as a habitat for wildlife; for carbon sequestration, and improved amenities.

Figure 4.11
Private Sector Operations by Sector, 2013



Multisector 0.2%
Social 0.1%
Agriculture 11.3%
Energy 22.9%
Finance 65.5%

Source: AfDB Statistics Department.

Figure 4.12
Private Sector Operations by Recipient Category, 2013



Regional 53.6%
Middle Income Countries 20.6%
Low Income Countries 25.7%

Source: AfDB Statistics Department.

one national project, UT Bank in Ghana (UA 13.3 million). Energy accounted for 22.9 percent, comprising mostly renewable energies, such as the Lake Turkana Wind Power in Kenya (UA 98.3 million). Agriculture also saw a number of private sector operations in 2013 (11.3 percent), including projects to boost fertilizer production in Africa such as the Indorama Fertilizer Plant (UA 65.1 million), and value addition, such as the Olam Group Africa Program (UA 53.5 million). Emphasis on the creation of linkages to local SMEs to promote their growth and expansion is an important feature of the Bank's private sector lending.

Figure 4.12 indicates that regional projects received the highest share (53.6 percent) of private sector resources, with 25.7 percent allocated to Low-Income Countries, including conflict-affected states such as Côte d'Ivoire and Niger. Moreover, the Bank provided letters of credit to African banks and development finance institutions, and engaged in equity participation in regional funds, with a sizeable number operating in Mauritius and other Middle-Income Countries, for on-lending for projects in ADF-only countries. Through these measures the Bank has minimized its risk exposure, while supporting projects in Low-Income Countries.

Innovative financing instruments. During the year, the Bank created two new innovative financing instruments, the ADF Partial Credit Guarantee (PCG) instrument and the Private Sector Credit Enhancement Facility (PSF), to leverage the Bank's capital and enhance non-sovereign lending in ADF-eligible countries. The two instruments were considered by the ADF Board in July 2013, and endorsed by Deputies during the ADF-13 replenishment consultations in September 2013. The PCG, when approved, will cover a portion of the scheduled repayments of private loans or bonds against all risks in the ADF-eligible RMCs. A related instrument, the Partial Risk Guarantee (PRG), which is already operational, covers private

Box 4.5
Africa50 Infrastructure Fund

In 2012, African Heads of State called for innovative solutions to accelerate infrastructure delivery in Africa, hence the continent-wide Program for Infrastructure Development in Africa (PIDA). The Bank, in response, has embarked on the creation of Africa50 as a vehicle for mobilizing private financing for infrastructure development in Africa. Africa50 will focus on high-impact national and regional projects in the energy, transport, ICT and water sectors. It is structured as a development-oriented yet commercially-operated entity. It will be complementary to, but legally independent of the Bank and other existing development finance institutions in Africa.

It is estimated that Africa50 will need an equity investment of USD 10 billion to be in a position to leverage USD 100 billion worth of resources from local and international investors, including development finance institutions, pension funds, sovereign wealth funds and governments. Africa50 will target an investment grade rating of single A and will establish two business segments, one for project development, and the other for project finance. The program aims to cut the period between project conception and financial close from seven to three years, radically changing the infrastructure delivery process in Africa.

Together with the Made in Africa Foundation, the Bank introduced Africa50 to the international financial community at a promotional event at the NASDAQ Stock Exchange in New York in September 2013.

Box 4.6
African Legal Support Facility Activities in 2013

2013 was transformative for the ALSF. It saw increased demand for its services by RMCs, which has necessitated re-defining its priorities, while strengthening its delivery methods. In 2013, ALSF launched its Medium-Term Strategy for 2013 to 2017. It will enable it to respond effectively to the growing requests for assistance and to ensure effective delivery. The outlook for the years ahead is promising, and the Facility will continue to build on its good record to strengthen its institutional capacity, operational responsiveness, and enhance its role in the promotion of Africa's development.

The work of the ALSF was acknowledged by leaders at the G8 meeting held in the UK in June 2013, who encouraged the international community to support the Facility. At the completion of the ADF-13 replenishment in late 2013, the Facility was granted access to ADF resources for its work in Fragile States during 2014-2016.

ALSF's projects include creditor litigation services, particularly relating to vulture funds, advisory services in contract negotiations, such as on large-scale infrastructures (particularly transport and energy), agriculture and extractive industries (including mining, coal, oil and gas), sovereign debt management and restructuring, operations of sovereign asset recovery, and capacity building activities. The Facility has 56 members, including 50 states and six international organizations. In 2013, it registered 48 new requests for assistance, from which 17 were approved. This raised the overall portfolio to 32 diverse projects, targeting 23 countries drawn from all regions of Africa.

lenders against the risk of a government or a publicly-owned agency failing to meet its obligations vis-à-vis a private project.

The Bank has used the Partial Risk Guarantee Program to support two key private sector operations in 2013: (i) the Lake Turkana Wind Power (transmission line) project in Kenya, and (ii) the privatization of the power sector in Nigeria. In Kenya, the PRG will provide partial risk mitigation to Lake Turkana Wind Power Limited and the providers of debt financing to the project for risks associated with construction delays. The objective of the Turkana Wind Power Project is to provide clean, reliable, and low-cost power. It will strengthen Kenya's national grid by increasing its capacity by about 17 percent. In Nigeria, the goal is to catalyse private sector investment and commercial financing to the country's power sector through the provision of partial risk guarantees to private investors. It is estimated that the independent power producers eligible for coverage under the program could help generate an additional 1,380 MW of power by 2016. The program is projected to increase access to more reliable and affordable electricity from 41 percent to 50 percent by 2016.

The Board of Governors endorsed the creation of Africa50, as a stand-alone agency for infrastructure development in Africa (Box 4.5), although its operational modalities are still under preparation. The Bank sees Africa50 as its contribution to the continent-wide vision, Africa 2063, on which the African Heads of State have deliberated. An equally important driver of the concept is the continent-wide Program for Infrastructure Development in Africa (PIDA).

Africa's expanding and profitable extractive industry is changing the nature of many African economies and has attracted interest from investors from around the world. To help deal with the contractual and legal complexities that have accompanied Africa's natural resource boom and associated financial flows, the ADB Board of Directors endorsed the establishment of the African Legal Support Facility (ALSF) in 2008 and agreed to provide UA 10 million for its activities over a three-year period. The ALSF started operations in March 2010 (Box 4.6).

Supporting economic and governance reforms. In 2013, the Bank Group approved 54 projects and programs in support of good governance across 30 countries with total approvals of UA 465.7 million. This was done through Policy Based Lending

Operations (PBOs), Institutional Support Programs (ISPs), and non-lending activities, including analytical work and advisory services. During the year, support focused on strengthening policies and institutions towards increased effectiveness, transparency and accountability in the management of public finances, and improving the business and investment climate for private-sector led growth. The operations supported governance reforms and improvements in the business environment. Examples include a transport sector and economic governance program in Nigeria (UA 193.9 million) which will increase transparency and accountability of public expenditure management and improve governance more generally. Support for governance and economic competitiveness in Tanzania (UA 38.4 million) will help improve access to electricity with positive impact on household welfare, and the business environment. A similar project in Senegal (UA 25.5 million) will support the creation of an enabling environment for private sector development. In Zimbabwe, the Bank supported a governance and institutional reform project (UA 5.2 million) targeted at youth participation in tourism. It will also finance the drawing up of Zimbabwe's transport master plan. This demonstrates the Bank's commitment to stay engaged in Zimbabwe as the country emerges from economic disruption and slow growth.

Promoting skills and human development. During the year, Bank Group approvals for the social sector and human development operations totalled UA 337.9 million, including special funds (UA 3.1 million). Two projects were approved for Morocco with a focus on matching training for employment, and another to enhance medical insurance coverage in the country. Two other projects were also supported in Rwanda and Senegal with emphasis on skills development for increased employability, entrepreneurship, and the promotion of women and youth. Some salient features of the Rwanda project are described in Box 4.7. Youth employment was one of the main areas of focus for the Bank Group's human development activities during 2013. Moreover, Bank staff members were trained during two workshops conducted by the International Training Centre of the International Labour Office (ILO) on mainstreaming youth employment into Bank operations. The training focused not only on understanding the challenge of youth employment, but also on policy options, areas for technical intervention and best practices.

Besides the five operational priorities of the Ten-Year Strategy, the Strategy also focuses on three areas of special emphasis, namely, support for agriculture and food security; gender mainstreaming; and fragile states. Operational activities in these areas during 2013 are reviewed below.

Agriculture and Food Security. Total project approvals for agriculture and food security amounted to UA 530.5 million, including special funds (UA 101.9 million). The projects included rehabilitation of infrastructure for crop, fisheries and livestock production, construction of access and feeder roads, biodiversity conservation, strengthening climate resilience, and sustainable forest management and conservation. The approvals also included two emergency relief operations in Benin and Madagascar. The Agricultural Transformation Agenda Support Program for Nigeria (Box 4.8) is a good example of the interventions undertaken by the Bank in this area.

Box 4.7
Rwanda: Skills, Employability and Entrepreneurship

The program focuses on skills and employability as well as entrepreneurship development for accelerated growth and poverty reduction. It reinforces reforms that address critical skills gaps, identifies relevant education and skills development modalities for the job market, and creates an environment that supports entrepreneurship. Expected outputs include (i) increased private sector participation in education reform, (ii) incentives for the acquisition of skills that are on demand; (iii) mechanisms to monitor the relevance of training for the labour market; (iv) innovative funding and information to support entrepreneurship; and (v) improved coordination of entrepreneurship development programs.

Box 4.8
Nigeria: Agricultural Transformation Agenda Support Program

This program, financed by a loan and a grant from the ADF worth UA 99.1 million, was approved in November 2013. It is a programmatic and multi-sectoral operation that is adopting a commodity value-chain approach to agricultural production and marketing in Adani-Omor, Bida-Badeggi, Kano-Jigawa and Kebbi-Sokoto. The program will focus on rice, cassava and sorghum. Its objective is to increase the income of farmers and rural entrepreneurs engaged in the production, processing, storage and marketing of these crops, on a sustainable basis.

On completion, the program will have rehabilitated water conveyance in irrigation canals, feeder roads, units of hydraulic structures, community markets, primary schools and community health centres. It also plans to provide potable water and sanitation systems to communities and to establish technology demonstration centres. To ensure sustainability, it will build the capacity of public, private and community-based institutions and actors in the agricultural value chain. Beneficiaries will be taught how to avoid post-harvest losses, and to acquire skills in food processing, entrepreneurship, and competences in combating animal and human diseases.

A total of 45,300 farmers and rural entrepreneurs participating in commercial agricultural value chains will benefit directly. The program is expected to create 120,000 jobs. Seventy percent will be women already linked to the value chains of rice, cassava and sorghum. The domestic food supply will gain an additional 20 million metric tonnes of these key food items each year.



The Bank provided assistance to RMCs to prepare funding proposals for the Global Agriculture and Food Security Program (GAFSP). Of the 16 RMCs that selected the Bank as supervising entity, seven—Niger, Liberia, The Gambia, Malawi, Senegal, Mali and Zambia—obtained GAFSP grants worth USD 255.4 million. The projects will strengthen livelihoods for vulnerable groups by improving food and nutrition security and increasing rural incomes through enhanced market access.

Putting Gender at the Center of Bank operations. The year 2013 saw the Bank Group moving forward on its goal to put gender concerns at the center of its operations. In 2013, the draft Gender Strategy was finalized and Board approval is expected in the first quarter of 2014. The strategy emphasizes gender mainstreaming in all Bank operations, Country Strategy Papers (CSPs) and Regional Integration Strategy Papers (RISPs). The Strategy envisages that Regional Resource Centres and Field Offices will play a critical role in policy dialogue on gender issues in the field, with emphasis on projects which are sensitive to gender needs and perspectives.

The Gender Strategy emphasizes three main pillars—women's legal and property rights, women's economic empowerment, and knowledge management and capacity building for gender equality. Within the framework, the *internal strategy* will seek

Box 4.9

Award Winning Multisector Gender Support Project in Côte d'Ivoire

Côte d'Ivoire's political crisis in 2001 adversely affected the humanitarian situation there, with gender-based violence harming women's livelihoods, and in particular sexual violence used as a weapon of war. In the absence of supportive institutions, including access to legal redress and services, women and girl children were seriously disempowered.

This multisector gender support project is a good example of the Bank's work in Fragile States. The project was approved by the Board in December 2007 and completed in December 2012. It received an award from the US Treasury in 2013 for the promotion of gender equality. The project focuses on the provision of services to victims of gender-based violence in Côte d'Ivoire, empowering them and making a difference to their lives. The component targeted to these victims benefitted some 3,500 women directly, and indirectly, thousands more. The project has since embarked on a more holistic provision of support through a number of schemes. The service centres offer an integrated package of medical, psychosocial, economic, legal and judiciary services for survivors of gender-based violence. Moreover, women are encouraged to join income-generating projects. This helps empower them economically and reduces their social isolation and stigma.

to increase the Bank's credibility, authority, and reputation as a gender responsive and supportive institution, while the external strategy will focus on the reduction of gender inequalities in Africa, through Bank operations and programs. In addition, in implementing the strategy the Bank will consult closely with gender experts to provide capacity on the basis of need, while also drawing on the skills of socio-economists and operations' specialists among staff to support the integration of gender work in the Bank's operations.

As part of the organizational fine-tuning, a Special Envoy on Gender was appointed to provide strategic leadership and oversight for the implementation of the Bank's agenda on gender as set out in the Strategy. Country Strategy Papers will be used as a portal for enhancing gender awareness in Bank operations. Recent CSP missions to Liberia, Sierra Leone, Mauritius, DRC, Côte d'Ivoire and Kenya have had gender experts on their teams. A multisector gender support project in Côte d'Ivoire was set up with Bank support to address the issues related to social and economic re-integration of conflict-affected populations, promotion of awareness and establishment of institutions to deal effectively with gender-based violence, and which empower women through income-generating activities (Box 4.9).

Bank's work in Fragile States. In 2012, the Bank set up a High-Level Panel on Fragile States, led by the President of Liberia, to guide its thinking on its work on Fragile States. The report of the Panel (Box 4.10) was presented at the AU Heads of State and Government Summit in Addis Ababa in January 2014. The critical role of the Bank in Africa's Fragile States was emphasized at the ADF-13 replenishment consultations during 2013. It was acknowledged that they present some of the most intractable problems in development. During the fine-tuning exercise in 2013, the Fragile States Unit was upgraded to a department with an increased staffing level. During the year, resources from the Fragile States Facility (FSF) were allocated to 12 eligible countries. In addition, 10 operations worth UA 124.77 million were approved in seven countries. These were: a project for the maintenance of the watershed and improvement of climate resilience in Burundi; a road transport and energy project in Liberia which is part of the Côte d'Ivoire, Liberia, Sierra Leone and Guinea multinational electricity networks interconnection project; rural water supply and sanitation projects in Sierra Leone; and an energy sector project in the Comoros. Furthermore, there were two projects in the Democratic Republic of Congo: the Inga site development and electricity access support project, and the project for the reinforcement of socio-economic infrastructure in the central region of the country. In Sudan, there was the public financial and macro-economic management capacity-building project. In South Sudan, two projects were approved: a water supply and sanitation feasibility study, and technical assistance for the development of the transport sector.

Box 4.10
Report of the High Level Panel on Fragile States

In October 2012, the Bank established the High Level Panel (HLP) on Fragile States led by the President of Liberia. The Report of the Panel was completed in 2013, and presented at the AU Summit on 30 January 2014. The Report's main recommendations are as follows:

- Develop new strategies for promoting youth employment, including supporting the demobilization, disarmament and reintegration (DDR) of young combatants, and promoting youth entrepreneurship through finance and training programs;
- Develop new instruments for supporting private investment in fragile contexts by blending concessional funds with the Bank's private sector window to support strategic investments with a wider social return;
- Support women's empowerment through the participation of women in peace-building and state-building processes at all levels, and provide targeted finance and training to help women transform their micro-businesses into cooperatives and small firms;
- In partnership with other agencies, contribute to the provision of the economic aspects of security and justice by funding infrastructure for police and other civil agencies;
- Promote resilience through regionalism by helping build the capacity of RECs to address drivers of fragility in trans-boundary water resources and the extractive industries;
- Review rules and procedures of the Bank so as to enable significant improvements in the speed and flexibility of its response to countries emerging from conflict, and also develop new, more flexible forms of capacity-building assistance in transition contexts; and
- Invest more effort into building partnerships with other institutions on issues of conflict and fragility, both at the policy level with the African Union, the UN system, regional institutions and civil society, and at the country level.

In anticipation of the qualification of Somalia, Sudan and Zimbabwe for arrears clearance, UA 362.29 million from the ADF-12 had been set aside, in FSF Pillar II, which is dedicated to that purpose. Because the countries did not meet the criteria, these FSF Pillar II resources were not utilized in 2013, the final year of the ADF-12 cycle. During the ADF-13 replenishment consultations last year, the ADF Deputies agreed to roll over these resources to be used for arrears clearance during the ADF-13 cycle (2014-2016), assuming that the three countries will be in a position to satisfy the required conditions. During the year, the FSF also provided targeted support (FSF Pillar III) for technical assistance and institutional capacity-building assistance to eligible fragile states and regional organizations. The regional organizations included those from the Mano River Union, the International Conference of the Great Lakes Region, and the Indian Ocean Commission.


BAD
ADB

Chapter 5

Institutional Reforms and Corporate Management

The year saw the launch of the Ten-Year Strategy for 2013 to 2022 followed by the fine-tuning of the institutional structure to ensure that its goals would be achieved. This chapter reviews these institutional reforms and the policies and sector strategies introduced alongside the strategy. It also looks at the Bank's development effectiveness and quality assurance, and activities of the independent operations evaluation function. The ADF-13 replenishment, a key event during the year, is also examined, especially the commitments made by the Bank and their implications for operations. The deployment of human resources is presented alongside the activities of the Bank's agencies for internal control, integrity and compliance. The chapter also examines the issue of the Bank's return to its Headquarters in Abidjan.

5.1 Institutional Reforms

The Bank undertook a fine-tuning exercise to align the institutional structure with the needs of the Ten-Year Strategy. It also developed a People Strategy to guide its human resource management between 2013 and 2017 with the goal of positioning the Bank as the most desirable workplace for professionals in Africa. Decentralization remained high on the agenda, with further refinements made to the Bank's representation in its field and country offices across the continent.

Fine-tuning the organizational structure. In September 2013, the Bank's organizational structure was changed with the following objectives to:

- Effectively address the emerging needs and priorities as a result of the new Ten-Year Strategy;
- Facilitate the speed of decision making and control at the higher executive level;
- Attain best practice in risk management to maintain the Bank's AAA credit rating;
- Achieve effective and efficient handling of required adjustments as a result of the implementation of the decentralization program;
- Enhance performance management and monitoring; and
- Meet the targets and commitments made under both the GCI-VI and ADF-13 replenishment.

Among the key changes was the creation of a new position of Group Chief Risk Officer in line with best practices on risk governance in the corporate world and in other multilateral development banks (MDBs). The Officer will have responsibility for ensuring compliance with risk-related issues with respect to credit, operational matters, the market, reputational issues, safeguards, internal controls, and business continuity. This Officer reports directly to the President, and exercises this function independently from the risk-taking departments. The Bank created the African Natural Resources Centre (ANRC) to enable it to scale up work in natural resource management, in light of the importance of oil, gas and other minerals in Africa's emerging economy. The ANRC will work closely with the African Legal Support Facility (ALSF) in providing support to countries.

The Bank also created departments dedicated to business and financial development to guide the initiation and growth of its business within a rapidly-changing African landscape. They will have an important part to play in the development of Africa50, described earlier, and the growth of Africa's financial sector. Departments were also created in the Secretary General's Complex, while a Delivery and Performance Office was established to manage the "Executive Dashboard" and provide early warning on areas of slippage.

Additionally, the Bank upgraded the Fragile States Unit to a Department as noted above, to strengthen internal capacity in dealing with issues related to conflict-affected countries. The Nigerian Field Office was upgraded to a Office headed by a Director, to allow for more effective engagement with that country. The Bank also upgraded the External Relations and Communication Unit to a Department. Similarly a Staff Integrity and Ethics Department was created. A number of mergers and movements of staff were also made.

Decentralization. In 2013, the Bank Group increased its presence in Regional Member Countries (RMCs) from 34 to 37 countries, although the number of Field Offices (FOs) remained unchanged at 31. The Bank now has a field presence in Benin, Guinea (Conakry), and Mauritania, without establishing Field Offices. The staff are embedded in other agencies. The



Bank has similarly reinforced its presence in Guinea-Bissau, Mauritius and São Tomé & Príncipe. Of particular emphasis has been the need to enhance support to RMCs in fragile situations. Examples include designating staff for Comoros, Guinea-Bissau, and Somalia at Bank offices in neighbouring countries.

During 2013, the share of professional staff based in the field increased to 38 percent compared to 36 percent in 2012. Overall, the increase in the number of field–based staff, coupled with the delegation of authority, led to improvements in the management of country portfolios. The number of projects managed from Field Offices is now close to 50 percent, compared to 44 percent in 2012. Similarly, the number of project supervisions led by Field Offices rose to 42 percent in 2013 from 32 percent in 2012.

In November 2013, the Bank initiated a mid-term review of the Decentralization Roadmap to assess its implementation and how much has been accomplished. In particular, it will assess the impact on: (i) portfolio management, (ii) capacity for field-based analytical work, and (iii) Bank participation in policy dialogue, donor coordination and harmonization. Finally, it will provide a perspective on the way forward and the lessons learnt.

Return to the Headquarters. The Board of Directors approved the budget for the "Return to Abidjan" exercise. The Board of Governors approved the Roadmap at the Annual Meetings in May 2013. The Roadmap has five key triggers: security, housing, office infrastructure, education, and health facilities. A Director for the Department overseeing the return to Abidjan (DIRA) was appointed and a monitoring and advisory committee (COSRA) was established and mandated to take any measures necessary to keep the process on course. The Board of Directors is working closely with Management to oversee the implementation of the monitoring matrix. It is expected that a large number of staff will relocate to Abidjan during 2014.

Budget management. During 2013, the Bank continued to implement phase 3 of the budget reforms approved by the Board in 2007. The purpose of the reforms is to improve the budgetary planning process and to ensure that work program agreements between Regional and Sector Departments are respected. Key components include: (i) the Cost Accounting System; (ii) the Activity Time Recording System; and (iii) Country Budget Management. The budget reforms implemented so far have continued to provide managers with the required flexibility of reallocating resources to priority areas, while focusing on results. Moreover, by following up systematically on the extent to which key performance indicator targets (KPIs), for a range of units, are met, the budget function is now in a good position to link budgets to deliverables.

Information technology. The Bank has been implementing its Information Technology Strategy (ITS) 2013-2016 since the beginning of 2013. The Strategy has six programs in support of the Bank's business strategy, including its return to its Headquarters in Abidjan.

The implementation of the IT Strategy is on track. Notable progress includes the completion of the Bank's backbone connecting Abidjan, Tunis, Pretoria and Nairobi, and the upgrading of the SAP production environment in the first quarter of 2013 under the Project Africa 2.0. Achievements in 2013 include the following:

- The Bank's information technology department, CIMM, has been revitalized, with capabilities to plan, build and run IT services efficiently to meet its business needs.
- By providing high-speed connection to the data centres in Tunis and Pretoria, the Bank's backbone allows it to duplicate its data for a better Business Continuity Plan.
- The introduction of modern communication IT infrastructure has changed the way business is conducted in the Bank. Staff, member countries and business partners can now access each other anywhere and at anytime as long as an Internet connection is available to them.
- Connectivity to systems and between staff, for sharing documents and collaborating on the Bank's business, has significantly improved, bringing efficiency and effectiveness to the Bank operations.

- The SAP technical upgrade has provided an up-to-date environment to run the Bank's core business processes. This step provides the platform from which functional process improvements can be launched and deployed across the Bank.

Business continuity management. In light of the challenges faced at its Temporary Relocation Agency (TRA) in Tunis and its HQ in Abidjan, the Management of Business Continuity is a key consideration for the Bank. Despite the occasional disturbances at the TRA and in the field, the Bank continued to meet all its important obligations vis-à-vis its stakeholders. Notable achievements included: (1) relocation, evacuation and/or transfers of international staff and family members from the Central African Republic and Mali Field Offices following adverse political events there to safer locations, (2) voluntary relocation of TRA staff family members following events in Tunis, and (3) creation of a Business Continuity site in South Africa that is completely outfitted and has been ready for use since April 2013. The Bank's Business Continuity Plan (BCP) preparedness has played a key role in the evaluation exercises of the rating agencies. They are assured of the Bank's capacity to ensure business continuity in the face of any disruptions in its business environment.

5.2 Policies and Strategies

The Boards of Directors approved a number of policies, strategies and guidelines during 2013 to guide Bank Group operations in response to the rapidly-changing global environment and circumstances and the needs of the Bank's clients. The new policies, strategies and guidelines will help operationalize the Bank's Ten-Year Strategy for 2013 to 2022.

Guidelines on the Cancellation of Eligible Non-Sovereign Operations (approved in January 2013). The purpose of these Guidelines is to improve the non-sovereign operations (NSOs) cancellation process and its governance framework with a view to enhancing utilization of Bank resources. More specifically, they are aimed at setting out suitable criteria and procedures for cancellation of loans, lines of credit, agency lines, equity investments and guarantees. All mandate letters and transaction documents of all new NSOs fall under these new Guidelines, as regards cancellation issues. The new Guidelines have also cleared the way for improved facilitation and coordination on cancellation issues within the Bank itself as well as between the Bank, co-financiers and their private counterparties. As at end of December 2013, one equity investment project (UA 16.5 million) and one FAPA technical assistance grant (UA 0.7 million) had been cancelled, in line with the new Guidelines, as the operations had not been signed for more than 365 days.

Private Sector Development Policy (approved in May 2013). The Policy benefitted from the findings of the independent evaluation of the Bank Group's Non-Sovereign-Guaranteed Operations for the period 2006-2011. The goal of the new policy is to enhance the private sector's contribution to strong and inclusive economic growth in Africa that leads to economic transformation.

Independent Evaluation Strategy, 2013-2017 (approved in June 2013). The Independent Evaluation Strategy provides a roadmap for realizing the three evaluation policy objectives of accountability, learning, and promotion of an evaluation culture with the ultimate goal of enhancing the Bank's development effectiveness. The strategy proposes a shift in product mix geared towards more country and regional strategy evaluations, corporate evaluations and sector and thematic evaluations. It also advocates a shift from stand-alone project performance evaluations to cluster evaluations of projects. The strategy clarifies the Bank's enhanced role in supporting the development of an evaluation culture across the Bank and in Regional Member Countries. The first of its kind among MDBs, the strategy forges the links needed between long-term policy goals, evaluation activities, evaluation skills, and resource requirements. The strategy aims to ensure that the independent evaluation function remains relevant and responsive to its internal and external drivers of change, as well as to the Bank and to its clients, and that it balances its core objectives. The strategy addresses the important issues of ensuring impact, quality, credibility and timeliness of evaluations.

Private Sector Development Strategy (approved in July 2013). Its thrust is threefold. First, it aims to improve Africa's investment and business climate by supporting the efforts of countries to strengthen the legal and regulatory environment in relation to business, nationally and regionally. Second, it aims at the expansion of business access to social and economic infrastructure, both hard—transport, telecommunications, water, power systems, and fixed assets needed to provide education, health and sanitation, and soft—legal and regulatory frameworks, payments clearance and settlement systems, financial intermediaries and capital markets, collateral registries, credit rating agencies, and skills development. Third, it aims at the promotion of enterprise development through improved access to finance, skills enhancement and value addition. Closely aligned to the Ten-Year Strategy, further goals include supporting Fragile States with emphasis on achieving quick and tangible results. Moreover, it aims to put emphasis on support to women as well as to agriculture and rural development.

Amendment to the Bank's Credit Policy. This amendment has already been discussed by the Senior Management Coordination Committee (SMCC), but not yet approved. The Policy, initially adopted in 1998, is being considered for

amendment to enable eligible ADF countries, on a case-by-case basis and under well-stipulated conditions, to have greater access to ADB sovereign window financing. This would enable the Bank to respond to the high demand for non-concessional borrowing from ADF countries, but without compromising the financial stability of the Bank. When approved, the new credit policy will help diversify the Bank's client base and mitigate concentration risk.

5.3 Development Effectiveness and Quality Assurance

During 2013, further progress was made by the Bank Group in its efforts to enhance the quality of operations, establish quality social and environmental safeguards, and strengthen its ability to measure and manage for development results.

The Annual Development Effectiveness Review (ADER) 2013 explored the theme of Africa's transition towards a sustainable growth path and the Bank Group's contribution to that process. The Report argues that Africa's growth trajectory is closely tied to the sustainable management of its natural resources. It notes that strong economic growth has reduced income poverty, with the share of the population living below the poverty line falling from 51 percent in 2005 to 39 percent in 2012. The Bank recognizes that a major challenge today is how to address rising inequality and exclusion. The Report concludes that through its investments in infrastructure, agriculture and support for regional integration, the Bank has been able to deliver tangible development results for Africa.

Enhancing the quality of operations. In January 2013, the Bank introduced an evidence-based and results-focused method for assessing project performance by making the new Implementation Progress and Results Report (IPRR) and the revised Project Completion Report (PCR) mandatory aspects of reporting. Compliance with the new systems and the quality of IPRRs and PCRs are monitored through quarterly progress reports. The Bank now has an integrated and comprehensive rating system that captures information on all public sector operations through the various phases of the project cycle: operational performance can be tracked at entry through the readiness review (RR) method, during implementation through the IPRR rating and at completion through the PCR rating. As of end December 2013, about 66 percent of eligible public sector operations complied with the new rating method. The Bank's quality-at-entry standards developed in 2010 were updated. The new set of criteria used in the readiness review became effective from January 1, 2014.

Ensuring social and environmental safeguards. The Bank and its Regional Member Countries have put considerable emphasis on sustainable development, notably the protection of the environment and livelihoods during the development process. Safeguards are a powerful tool for identifying risks, reducing development costs, and improving project sustainability, with direct benefits to communities and helping to preserve the environment. In December 2013, the Boards adopted the Integrated Safeguards System (ISS)—the cornerstone of the Bank's strategy to promote growth that is socially inclusive and environmentally sustainable. It was developed after extensive consultations. Five regional workshops—in Nairobi, Lusaka, Libreville, Abuja and Rabat—provided the opportunity to listen, to and address concerns raised by various stakeholders, including civil society. The ISS not only promotes best practices in these areas, but also encourages greater transparency and accountability. It provides a process for the people, especially the most vulnerable communities, to express their views, by providing, for example, project-level grievance and redress mechanisms.

Tables 5.1 and 5.2 below use a traffic lights system to depict scores on the progress made at four levels. For Level 1, Africa's relative performance is measured by comparing its progress with that of Africa's peer group (Low-and Middle-income countries around the world); for Level 2 the Bank's performance is measured by comparing expected and actual achievements for all operations that have been completed; for Levels 3 and 4 the Bank's progress is measured against its progress in achieving its 2013 targets set out in the Bank's Results Measurement Framework. Level 2 scores indicate that the Bank has made good progress in its support of Africa's infrastructure, private sector, and skills and technology development. It has made moderate progress in its support of governance and accountability and regional integration. A more detailed account is provided in Table 5.2 which presents the contribution the Bank is making to development through its operations in Africa.

Table 5.1
Summary Performance Scorecard, 2013

LEVEL 1:
IS AFRICA MAKING DEVELOPMENT PROGRESS?

Inclusive growth	Transition towards green growth
Economic inclusion	Building resilience
Spatial inclusion	Managing natural assets
Social inclusion	Reducing waste and pollution
Political inclusion	
Sustaining growth	

LEVEL 2:
ARE AfDB OPERATIONS MAKING AN IMPACT?

Regional integration	Private sector development
Cross-border transport	Private sector
Cross-border energy	Agriculture

Infrastructure development	Skills & technology	Governance & accountability
Transport	Vocational training	Financial management
Water	Education	Public sector transparency
Energy	Health	Competitive environment
ICT		

LEVEL 3:
ARE AfDB OPERATIONS MANAGED EFFECTIVELY?

Country-level results	Effective & timely operations	Gender & climate change
Country engagement	Learning from operations	Gender-informed operations
Aid effectiveness	Portfolio performance	Climate-informed operations
	Quality of operations	

LEVEL 4:
IS AfDB AN EFFICIENT ORGANISATION?

Moving closer to our clients	Engaging & mobilising staff	Value for money
Decentralisation	Human resources	Cost-efficiency
Connectivity	Gender	IT services

Source: AfDB Department for Quality Assurance and Results.

Legend:

- ***Good progress:*** *On average the group improved over baselines or reference groups.*
- ***Moderate progress:*** *Results are mixed, on average the group of indicators show moderate improvement.*
- ***Progress stalled or regressed:*** *On average the group of indicators stalled or regressed.*
- ***Progress could not be measured.***

Table 5.2
How well AfDB is contributing to Africa's Development (Level 2)

	2011-2013			2014-2016
	Expected	Delivered		Expected
INFRASTRUCTURE DEVELOPMENT				
Transport-Roads constructed, rehabilitated or maintained (km)	9,127	8,192	90%	18,904
Transport-Staff trained/recruited for road maintenance	9,280	9,506	102%	24,736
Transport-People educated in road safety, etc.	536,987	544,996	101%	1,171,568
Transport-People with improved access to transport	27,612,000	26,484,000	96%	41,659,000
of which women[1]		13,149,000		16,278,000
Energy-Power capacity installed (MW)	994	978	98%	2,164
of which renewable (MW)	325	324	100%	1,064
Energy-Staff trained/recruited in the maintenance of energy facilities	1,537	1,543	100%	1,729
Energy-People with new or improved electricity connections	8,542,000	9,743,000	114%	18,939,000
of which women[1]		4,970,000		6,667,000
Energy-CO_2 emissions reduced (tons per year)	524,000	524,000	100%	2,598,000
Water-Drinking water capacity created (m^3/day)	125,912	125,899	100%	300,277
Water-Workers trained in maintenance of water facilities	10,777	10,721	99%	74,441
Water-People with new or improved access to water and sanitation	8,096,000	8,261,000	102%	35,470,000
of which women[1]		4,180,000		18,445,000
ICT-People benefiting from improved access to basic ICT services	32,000	31,000	97%	2,738,000
of which women[1]		16,543		...
REGIONAL INTEGRATION				
Transport-Cross-border roads constructed or rehabilitated (km)	136	129	95%	2 933
Energy-Cross-border transmission lines constructed or rehabilitated (km)	467	465	100%	734
PRIVATE SECTOR DEVELOPMENT				
Government revenue from investee projects and sub-projects (USD million)[2]	1,053	1,060	101%	1,143
SME effect (turnover from investments) (USD million)[2]	...	208	...	600
Microcredits granted (number)	192,838	156,477	81%	34,629
Microfinance clients trained in business management	10,266	10,054	98%	34,131
Jobs created	1,043,597	1,014,000	97%	1,171,000
of which jobs for women[1]		254,000		281,000
People benefiting from investee projects and microfinance	4,547,134	4,560,000	100%	5,070,000
of which women[1]		2,394,000		1,825,000
Agriculture-Land with improved water management (ha)	76,305	52,003	68%	201,879
Agriculture-Land whose use has been improved: replanted, reforested (ha)	725,014	809,503	112%	430,760
Agriculture-Rural population using improved technology	1,012,000	1,456,000	144%	1,665,000
Agriculture-People benefiting from improvements in agriculture	17,918,000	18,896,000	105%	33,532,000
of which women[1]		8,522,000		17,353,000
SKILLS & TECHNOLOGY				
People benefiting from vocational training	97,977	94,141	96%	78,747
of which women[1]		53,473		36,395
Classrooms and educational support facilities constructed	2,919	2,560	88%	1,037
Teachers and other educational staff recruited/trained	71,800	55,051	77%	22,252
People benefiting from better access to education	2,794,000	2,772,126	99%	1,117,000
of which female[1]		1,611,000		502,000
Primary, secondary and tertiary health centres	788	971	123%	485
Health workers trained	14,027	14,114	101%	77,445
People with access to better health services	32,292,000	28,628,000	89%	14,749,000
of which female[1]		18,075,000		6,275,000

Table 5.2
How well AfDB is contributing to Africa's Development (Level 2)

	2011-2013			2014-2016
	Expected	Delivered		Expected
GOVERNANCE AND ACCOUNTABILITY[3]				
Countries with improved quality of budgetary and financial management	27	20	74%	
Countries with improved quality of public administration	10	9	90%	
Countries with improved transparency, accountability and corruption mitigation in the public sector	31	23	74%	
Countries with improved procurement systems	2	1	50%	
Countries with improved competitive environment	14	11	79%	

Source: AfDB Department for Quality Assurance and Results.

Definitions:
... = data not available
ha = hectares
km = kilometres
MW = megawatts
m^3 = cubic metres
SME = small or medium-sized enterprise
USD = United States dollars
ICT = Information and communication technology

Notes:
1 Gender disaggregated figures are extrapolated from a subset of projects that have available data with baseline and actual data built in. As more projects have started to include gender informed design, this data is expected to become increasingly robust and complete.
2 Original UA figures converted at 1 UA = USD 1.53.
3 The performance indicator for governance applies different thresholds. Given the nature and attribution distance, the levels for the traffic lights are different from other indicators: green, 75% and above, amber, 50-75%, and red, below 50%.

Legend:
- *Bank operations achieved 95% or more of their targets*
- *Bank operations achieved 60-94% of their targets*
- *Bank operations achieved less than 60% of their targets*
- *Data are not available to measure performance*

5.4 ADF-13 Replenishment

Activities related to the 13th Replenishment of the ADF (2014-2016) were important in 2013. Consultations were held over three rounds, with the final round held in Paris in September 2013. The Bank Group called on development partners to ensure a strong replenishment that would not only help to sustain growth and reduce poverty, but would also advance the transformation of Africa as envisioned in the Ten-Year Strategy. At the final meeting, participants commended the Fund for meeting the needs of its clients during the ADF-12 period. There was general recognition that the Fund had made a tangible impact, particularly in the areas of infrastructure, governance, support for Fragile States, and regional integration.

Ultimately, participants reaffirmed their support for Africa's economic transformation and agreed to a total replenishment level of UA 5.345 billion for the period 2014 to 2016 (Box 5.1). Given the deep crisis in the world economy and the tough fiscal situation faced by State participants, this was a significant achievement. It signalled strong shareholder support for the Bank and for Africa's transformation agenda. Participants welcomed the fact that African countries increased their role in the ADF, with Libya and Angola joining South Africa and Egypt as contributors to the Fund.

Box 5.1
ADF-13 Replenishment

The ADF Deputies agreed on the ADF-13 replenishment level of UA 5.345 billion. When the technical gap is excluded, the total resources available for the ADF-13 period, 2014-2016, amount to UA 4,820.935 million*. The specific amounts for the components of the replenishment level are as follows:

- Donor subscriptions = UA 3,789.330 million
- Supplementary contributions = UA 55.684 million
- Technical gap (12.04%) = UA 524.091 million
- Advance Commitment Capacity = UA 975.921 million

Total (ADF-13 replenishment level) = UA 5,345.026 million

Participants agreed that 21 percent of the ADF-13 resources would be allocated to the Regional Operations (RO) envelope, and UA 662 million to the Fragile States Facility (FSF). In addition, seed capital worth UA 165 million would be provided to the new Private Sector Credit Enhancement Facility (PSF), which is one of the innovative financing instruments created to mitigate the risks associated with lending to Low-Income Countries.

** As noted in paragraph 5.10 of the ADF-13 Report, under Burden Sharing: "In a replenishment, the technical gap serves to (1) accommodate the subscriptions of new State participants or donors; (2) allow increased or additional subscriptions during the life of the replenishment, without impacting the burden shares of all participants; and (3) offer State participants the flexibility to increase their burden sharing during a particular replenishment without exceeding the target replenishment level."*

Box 5.2

ADF-13 Reforms – Amended Performance-Based Allocation (PBA) Formula

At the final meeting of the ADF-13 replenishment consultations, the Deputies reaffirmed that the main determinants of the PBA formula will continue to be country need and country performance. However, the PBA formula will be adjusted with the addition of the Africa Infrastructure Development Index (AIDI) to the formula's current needs component to better address the infrastructure gap on the continent. At least 91.6 percent of ADF-13 resources will be allocated based on country performance through direct PBA (62 percent), and PBA-linked set-asides (29.6 percent)—FSF Pillar I and Regional Operations (RO) envelopes. Additional elements of the formula include provisions that:

- Individual country allocations may not exceed 10 percent of all resources available.
- A minimum allocation of UA 15 million per cycle will be applied for all countries, with the exception of countries in transition to blend or ADB-only status.
- Each blend country will continue to receive 50 percent of what it would receive had it been an ADF-only country, subject to the minimum allocation of UA 15 million for all ADF-eligible countries.

A set of reforms was agreed, including improving the system for allocating resources to ADF-eligible Regional Member Countries (Box 5.2); strengthening the Bank Group's capacity to respond to the challenges of fragility throughout the continent; and leveraging ADF resources through two new innovative financing instruments (the ADF Partial Credit Guarantee (PCG) and the Private Sector Credit Enhancement Facility (PSF)). Moreover, under ADF-13, a revised results framework has also been developed for measuring and reporting development results.

5.5 Independent Evaluation of Bank Operations

The Operations Evaluation Department (OPEV) finalized an Independent Evaluation Strategy that will guide its work in the medium term. It also completed a number of project, sector, thematic, corporate and country level evaluations and undertook several knowledge sharing activities.

During 2013, the Board of Directors approved the Bank Group's Independent Evaluation Strategy, 2013–2017 (see section 5.2). This Strategy aims to promote learning, accountability, and an evaluation culture within the Bank in support of the overarching goal of improving development effectiveness among the Bank's Regional Member Countries.

Compared to previous years, the number of thematic, sector, corporate and country strategy evaluations increased markedly, while those for stand-alone projects decreased. At the same time, attempts were made to ensure greater synergies between project level work and high-level evaluations by conducting project cluster evaluations, strategically selected to feed into on-going high level evaluations. Several independent evaluations were completed during 2013 including:

Project Level Evaluations: Road sustainability (covering ten road projects) and regional integration (covering four multinational and international projects); *Thematic and Sector Evaluations:* Independent Evaluation of Non-sovereign Operations, 2006-2011, Review of the Bank's Economic and Sector Work, Evaluation of the Bank's Integrated Water Resource Management, Institutional Strengthening Projects in Governance, Transport Sector, and Microfinance; *Corporate Evaluations:* Procurement (first phase), Trust Fund Management at the African Development Bank (2012), Additionality and Development Outcome Assessment, and Quality at Entry of public sector projects; *Country Strategy Evaluations* (CSEs), Botswana (2013), Chad (2012), and Kenya (2013).

Reinforcing feedback from evaluations into Bank operations is a key concern for the Bank's independent evaluation function. Throughout the year, OPEV actively disseminated evaluation results to the Bank's stakeholders, and engaged with, and shared evaluation knowledge with them. It implemented two key actions aimed at strengthening the uptake of evaluation results into the Bank's operations: (i) designed a Management Action Record System (MARS) which was approved by the Board in October 2013. A software program for the implementation of the system will soon be developed; and (ii) finalized an Evaluation Results Database designed to facilitate rapid recall of lessons, recommendations, findings and ratings produced during self and independent evaluations of Bank operations. The database contains more than 1,000 lessons learnt, covering the period 1998-2013.

The following key independent evaluation activities also took place during 2013:

- Development of a departmental website to facilitate access to evaluative knowledge;
- Organization of several face-to-face events under the auspices of the Evaluation Community of Practice, with participation from across the Bank, to facilitate knowledge exchange;
- Organization of regional learning events to facilitate knowledge sharing among experts and beneficiaries;
- Development of enhanced knowledge sharing tools and approaches, including videos and use of social media to meet the needs of different target audiences;
- Publication of four issues of *eVALUAtion Matters* (a quarterly knowledge publication that presents different perspectives on development evaluations).

Comprehensive Evaluation of the Bank. In October 2013, the Board's Committee on Operations and Development Effectiveness (CODE) requested a comprehensive evaluation of the Bank's work. It underscored the fact that the organization's specific challenges, its new strategic direction, upcoming events, and other changes as well as ongoing work would inform such an evaluation. It selected an option with two separate products: (1) a review of the implementation of commitments—to be delivered in mid-2015; and (2) a comprehensive evaluation of development results— to be delivered in 2016.

Implementation of GCI and ADF commitments. This evaluation aims to serve both accountability and learning purposes. It seeks to respond to GCI and ADF contributors' request for independent reviews of the implementation of commitments. It will review the processes for agreeing and implementing commitments as a whole; and will look at the Bank as a whole, not only at issues related to one specific funding instrument.

Making a Difference in Africa – A Comprehensive Evaluation of the Bank's Development Results. This evaluation aims to address key stakeholders' need for better assessment and reporting of development results at the Bank. While studies have been done to address the Bank's organizational effectiveness and efficiency, there is a dearth of credible and evidence-based information on development results achieved by the Bank on the ground, particularly in terms of final development outcomes such as real improvements in people's lives; how the Bank's development results relate and contribute to higher-level RMC goals in infrastructure, private sector or social development; and how their impact could be enhanced in the future, given the mandate and resources of the Bank and a rapidly-changing environment for development aid. This evaluation aims to provide answers to these questions and to provide lessons for the Bank going forward, rather than to simply record backwards.

In addition to the comprehensive evaluation, the following evaluations are also underway: Quality at Entry; Energy Sector and Food Security Evaluations; The Bank's Assistance to SMEs (2013); Private Sector Equity; and Public-Private Partnerships; and the second phase of the Procurement Evaluation.

5.6 Procurement and Fiduciary Services

As in previous years, the Bank's procurement functions and fiduciary services touched on the design, preparation, appraisal, supervision and completion of all projects and programs financed by the Bank. Through dedicated capacity building, countries have received direct assistance in public financial management, including procurement, with positive impacts on other areas of the Bank's work, such as project implementation and financial governance.

In 2013, the Bank Group continued to roll out its Delegation of Authority Matrix (DAM), a central plank in its decentralization efforts. But equally important was the exercise to determine new International Competitive Bidding (ICB) thresholds through empirical analyses of historical data. It is expected that the Bank Group will be able to make savings in procurement processing time of some 5.5 months per project, per year, through this exercise. It is also now in a position to execute the Agreement for Mutual Enforcement of Debarment Decisions having reached agreement with other MDBs on cross-debarment. A total of 122 Bank staff received training on procurement issues.

In the specific area of financial management, the focus has been on creating guidelines to deal with the complexities related to working in a decentralized environment, notably in Field Offices, while maintaining the highest levels of fiduciary standards. The emphasis on timely submission of project audits has yielded results with on-time submission of these reports rising from 29 percent in 2012 to more than 90 percent in 2013. Along with improved timeliness, there has been a sharp reduction in the backlog of reporting and increases in the quality of the reports. Less than 10 percent of the reports are now rejected on quality grounds, compared to more than 30 percent in the past.

5.7 Intermediate Recourse Mechanisms and Administrative Tribunal

The Office of the Auditor General, the Staff Integrity and Ethics Office, the Ombudsman's Office, the Integrity and Anti-Corruption Department, Compliance Review Mechanism and the Administrative Tribunal played important roles in the Bank Group as intermediate recourse mechanisms and agencies of corporate restraint and responsibility in 2013.

Audit. During 2013, the Office of the Auditor General reviewed a number of areas where Management's attention was required to bring about changes in policies and procedures. The full automation of internal audit working papers has now become standard practice in the Office, with all staff trained. Likewise, the Office has carried out intensive training in treasury auditing, SAP, data mining techniques, cloud computing and procurement practices to raise its analytical capacity and efficiency. Finally, closer cooperation has occurred with other oversight mechanisms within the Bank with a view to paying close attention to all potential risks and to the formulation of mitigation measures. The Office has helped enhance the Bank Group's capacity to bring a systematic and disciplined approach to the evaluation and improvement of risk management, and control and governance processes. In that regard, the Office sees its strategic objective as being an effective third line of defence in the prudential management of the Bank Group.

Staff Integrity and Ethics. During the year, a new Staff Integrity and Ethics Office (SIEO) was created as part of the fine-tuning exercise. While the new Integrity Unit is housed together with Ethics, the roles of the two are different. Ethics Officers will continue to provide advice and counsel to staff. Integrity staff, on the other hand, will investigate, and prosecute, through the Bank's internal justice system, staff who violate rules or whose conduct falls short of prescribed standards. The exception will be cases of corruption, which will continue to be handled by the Integrity and Anti-Corruption Department (IACD). The Staff Integrity and Ethics function completes the Bank's internal justice system, to defend staff rights as enshrined in the Bank's rules and regulations.

During the year, the Bank embarked on the review of the current Code of Conduct, and launched a Bank-wide consultation process, whereby all staff members were invited to present suggestions for inclusion in the new Code. The Office also seeks to inculcate an ethical culture in every sphere of Bank business, both at Headquarters and in the Field Offices. In this respect, the Office is continuously developing, aligning and introducing programs aimed at reaching out to all staff and Management across the Bank.

By the creation of the Staff Integrity and Ethics Office function, the Bank has aligned with practices in other MDBs. It is also a member of the Ethics and Compliance Officers Association (ECOA), which brings together ethics practitioners from private, public and international organizations, and that of the Ethics Network of Multilateral Organizations (ENMO).

Ombudsman. The office of the Ombudsman handled a number of grievances during 2013 ranging from abuse of authority to lack of career development and job security concerns. In all, about 7 percent of staff at post, with a total of 167 cases, approached the Ombudsman for assistance in 2013. The Office was able to close about 63 percent of the cases brought to its attention in about four weeks, and the total caseload closed by year-end 2013. The Office has also actively put in place measures to prevent work-related grievances before they arise. During 2013, the Office took part in the induction of 109 new staff and also undertook missions to Field Offices and Regional Resource Centres to impart information on the merits of the informal recourse mechanisms and conflict prevention in the workplace. Also important, the Office trained eight values promotion champions and organized the 2013 Conflict Competency Week.

Integrity and Anti-Corruption. In 2013, the Integrity and Anti-Corruption Department sought to operationalize the Cross Debarment Agreement which the Bank signed with other MDBs in 2010. It introduced a two-tier sanctions regime composed of a sanctions entity that is independent of the investigative office. The first tier, which is the Sanctions Office, is headed by a Sanctions Commissioner who is an external expert, and whose appointment was approved in February 2013 by the Board of Directors. The first batch of investigation reports was submitted to the Sanctions Commissioner in August 2013. The Sanctions Appeals Board (SAB) is the second tier of the sanctions process. It considers cases as they are received (on a de novo basis). At the beginning of 2013, the number of investigative cases brought forward from the previous year was 49, while the number of new cases registered during the year was 32, bringing the total number of cases in progress to 81 for 2013.

In addition, the Bank participated in a number of seminars and conferences organized in Regional Member Countries, including at the Bank Group. Notably, in September the Bank hosted the 14th Conference of International Investigators at its TRA in Tunis. This annual meeting allowed participants from international organizations to discuss issues relating to the prevention of corruption and fraud and to share new techniques and know-how. Some 155 investigators attended the conference.

Compliance Review and Mediation. The Compliance Review and Mediation Unit administers the Independent Review Mechanism (IRM) focused on the handling of several mediation and compliance review cases, training of Bank staff and outreach to improve the visibility of the IRM. The IRM receives and responds to complaints from people adversely affected by Bank-financed projects.

In 2013, requests were received related to the Road Support Project II in Tanzania and the Dakar-Diaminiadio Highway Project in Senegal, and these were brought to a satisfactory conclusion through the intermediation of IRM. Progress was also made in the handling of a complaint, through compliance review, about the Medupi power project in South Africa. Several of the issues raised by the people affected were resolved by the South African electricity public utility, ESKOM, the project promoter. The Boards of Directors approved a formal process for the IRM to monitor the action plan for this project that was jointly agreed by the parties involved.

During the year, an extensive institutional outreach program resulted in improved awareness among Executive Directors, Management and other Bank staff of the mandate and function of the IRM. Bank staff has benefitted from training on mediation and problem-solving techniques. Moreover, the Bank also reached out to affected people, local communities, civil society organizations, project beneficiaries, project implementation units, governments and private sector entities.

Administrative Tribunal. The Administrative Tribunal, an autonomous body of the Bank, performs its role as an

independent organ of last resort in matters of disputes between staff and Management, and its decisions are binding, final and without appeal. Over the 2012-2013 period, the Tribunal registered three cases, one of which was withdrawn, while the third case was carried forward to 2014. Apart from its judicial work, the Tribunal played an active role in activities of other Intermediate Recourse Mechanisms of the Bank in 2013 in order to enhance their efficacy and to avoid litigation. It also organized outreach programs in collaboration with the Staff Appeals Committee and the Staff Council through training and information seminars which covered seven Field Offices and the Bank's Office in Abidjan, representing approximately 250 staff in total.

5.8 Deployment of Human Resources

The Human Resources Department, which has been at the centre of the many changes affecting the Bank Group in the recent past, continued to strengthen its client focus model and significantly increased its efficiency, services provision and support for the decentralization process. The People Strategy and an accompanying action plan were launched in 2013. The provision of critical training to Bank staff has become a key ingredient of the Bank's approach to the operationalization of the Strategy.

People Strategy. A key engagement in 2013 was the development and launch of the People Strategy 2013–2017. It was approved by the Board in May 2013, and is well aligned with the Bank's Ten-Year Strategy. It has four pillars: leadership; performance and accountability; employee engagement and communication; and developing a workforce of the future. The action plan to operationalize the People Strategy was also launched. Its goal is to position the Bank as the employer of choice for those working on African growth and development.

Subsequently, the Bank completed a staff survey in November 2013, based on the four pillars of the People Strategy. The survey will enable the Bank to assess how well managers are delivering on the People Strategy and also form the basis for performance contracts. Preliminary results of the staff survey indicate that the Bank has made steady and significant improvement since the "fully-fledged" Staff Survey of 2007, in areas such as (i) AfDB as a place of work; (ii) sense of accomplishment that the job provides to staff; (iii) clarity about expectations; and (iv) whether AfDB inspires the best output from staff. It also indicates that the Bank's mission continues to be a source of pride and inspiration, and Bank staff feel that the Institution inspires them to do their best.

Human Resource Action Plan. The Bank is preparing a Human Resource Action Plan to set targets for what is expected in terms of deliverables from the People Strategy. In terms of targets, the Bank has achieved a 7.9 percent vacancy rate for professional level positions, better than the target of 9 percent for end-December 2013.

In 2013, the Human Resources Business Partners scheme was reinforced through continuous training and now provides dedicated services to all Complexes. Efficiency in meeting staffing needs was enhanced with a new recruitment strategy pilot scheme. The time taken to fill a vacancy was reduced by 23 percent. The Bank staff complement increased by 4.1 percent to 2065 at end-December 2013, including 1,387 professional staff, 27.4 percent of whom were female, and 678 general service staff (41 percent male). There were 19 Executive Directors and 39 Advisors at post. Female Managerial staff including two Vice Presidents totalled 44 (25.6 percent of Managerial Staff). See Table 5.3 for the details.

Staff training has been a key human resource development activity at the Bank. The goal has been to maximize the impact of the training budget on Bank operations and programs. Several training packages were introduced through in-house and on-site activities in 2013, the focus being on enhancing staff competences, ensuring peer-to-peer learning, and transfer of knowledge. The broader goal is to create communities of learning at the Headquarters and in the field that will translate these learning opportunities into an internal Bank resource for ideas and skills development. The Knowledge and Learning Management System has provided access to learning and training in all areas of Bank operations, to a broad spectrum of staff members.

Return to Abidjan. The decision to return to the Bank's Headquarters in Abidjan has been an important preoccupation for Bank Management, and the Human Resources Department, touching on many of its activities and those of the rest of the Bank Group. The Bank held several town hall meetings and familiarization exhibitions for the benefit of staff and their families, and involving key stakeholders from Abidjan (schools, banks, service providers, relocation agencies, real estate agencies and logistics experts). The Bank has also provided important feedback to staff on preparations for the return and has undertaken reconnaissance visits to Abidjan to establish the level of preparedness with respect to accommodation, schools, medical facilities and the social environment. Moreover, conscious of the emotive nature of the exercise, regular and well-crafted communications on issues pertaining to the return have been undertaken, particularly to inform staff on progress, allay fears and manage staff concerns. A handbook on "arriving and living" in Abidjan has also been compiled. Besides, the Bank also continued to provide support for the decentralization agenda, particularly with regard to staff working conditions in Fragile States.

Table 5.3
Staffing Ratio by Country (Management, Professional and General Services Staff) as of December 31, 2013

Regional Member Countries	Management and Professional Staff At post as of December 31, 2013									Other Bank Staff At post		
					Field Office Based Staff					GS Staff		
					International							
	VP/EL3	Dir.	Man.	Other PL	Res Rep	PL	Local PL	Total EL/ PL	% of total PL	HQ Reg GS	FO Local GS	SABD Advisors to EDs
Algeria	-	-	-	11	1	-	2	14	1.0%	6	5	1
Angola	-	-	-	1	-	-	2	3	0.2%	-	5	-
Benin	-	-	3	22	-	5	-	30	2.2%	20	-	-
Botswana	-	1	-	4	-	6	-	11	0.8%	-	-	-
Burkina Faso	-	2	2	36	1	3	6	50	3.7%	20	7	-
Burundi	1	-	2	9	-	1	3	16	1.2%	-	4	-
Cabo Verde	-	-	-	-	1	-	1	2	0.1%	1	-	-
Cameroon	1	3	6	30	3	4	7	54	4.0%	9	10	1
Central African Republic	-	1	-	2	-	-	2	5	0.4%	-	5	-
Chad	-	-	-	9	1	2	5	17	1.3%	7	7	-
Comoros	-	-	-	2	-	-	-	2	0.1%	-	-	-
Congo	-	1	1	8	-	1	-	11	0.8%	-	-	-
Côte d'Ivoire	-	4	4	72	1	7	-	88	6.5%	116	-	1
Democratic Republic of Congo	-	2	-	4	1	-	8	15	1.1%	4	9	1
Djibouti	-	-	2	4	-	2	-	8	0.6%	-	-	-
Egypt	1	1	-	10	-	1	7	20	1.5%	-	7	2
Equatorial Guinea	-	-	-	-	-	-	-	-	0.0%	-	-	-
Eritrea	-	-	-	-	-	1	-	1	0.1%	1	-	-
Ethiopia	-	-	4	16	-	6	12	38	2.8%	6	7	-
Gabon	-	-	-	4	-	3	5	12	0.9%	2	6	1
Gambia	-	2	2	14	1	2	-	21	1.6%	-	-	-
Ghana	1	1	2	22	-	9	7	42	3.1%	27	7	1
Guinea	-	-	1	10	-	2	-	13	1.0%	7	-	1
Guinea Bissau	-	-	-	3	-	2	-	5	0.4%	-	2	-
Kenya	-	-	3	36	1	8	10	58	4.3%	8	9	-
Lesotho	-	-	-	3	-	2	-	5	0.4%	-	-	1
Liberia	-	-	-	4	-	-	2	6	0.4%	1	5	-
Libya	-	-	-	1	-	-	-	1	0.1%	-	-	2
Madagascar	-	-	-	7	-	-	6	13	1.0%	1	8	1
Malawi	-	-	-	12	1	7	6	26	1.9%	1	7	1
Mali	-	-	3	19	1	5	8	36	2.7%	6	8	-
Mauritania	1	-	-	8	2	3	-	14	1.0%	1	-	-
Mauritius	-	1	1	7	-	-	-	9	0.7%	-	-	1
Morocco	-	2	-	9	1	-	7	19	1.4%	3	6	-
Mozambique	-	-	-	-	1	2	8	11	0.8%	-	8	-
Namibia	-	-	-	1	-	-	-	1	0.1%	-	-	-
Niger	-	-	3	9	-	2	-	14	1.0%	2	-	1
Nigeria	1	4	5	38	-	4	10	62	4.6%	21	8	2
Rwanda	-	-	2	16	-	5	7	30	2.2%	3	7	1
São Tomé & Príncipe	-	-	-	1	-	-	-	1	0.1%	-	-	-
Senegal	-	-	7	28	1	7	10	53	3.9%	10	8	-
Seychelles	-	-	-	-	-	-	-	-	0.0%	-	-	-
Sierra Leone	-	-	-	9	1	1	8	19	1.4%	7	5	1
Somalia	-	-	-	1	-	-	-	1	0.1%	-	-	-
South Africa	2	-	1	7	-	3	1	14	1.0%	-	6	-
Sudan	-	-	3	4	-	2	5	14	1.0%	-	6	-
Swaziland	-	-	-	-	-	1	-	1	0.1%	-	-	1
Tanzania	-	-	1	15	-	4	9	29	2.2%	3	6	1
Togo	-	-	1	6	-	2	2	11	0.8%	7	5	1
Tunisia	-	1	2	31	1	2	-	37	2.7%	157	-	1
Uganda	1	2	-	18	1	12	8	42	3.1%	2	5	-
Zambia	-	1	5	11	1	7	6	31	2.3%	-	6	-
Zimbabwe	1	-	1	16	1	5	1	25	1.9%	3	6	1
Total Regional Member Countries	**10**	**29**	**67**	**610**	**23**	**141**	**181**	**1,061**	**78.7%**	**462**	**200**	**25**

Table 5.3 (continued)
Staffing Ratio by Country (Management, Professional and General Services Staff) as of December 31, 2013

Non Regional Member Countries	Management and Professional Staff At post as of December 31, 2013									Other Bank Staff At post		
					Field Office Based Staff					GS Staff		
					International							
	VP/EL3	Dir.	Man.	Other PL	Res Rep	PL	Local PL	Total EL/ PL	% of total PL	HQ Reg GS	FO Local GS	SABD Advisors to EDs
Argentina	-	-	-	-	-	-	-	-	0.0%	-	-	1
Austria	-	-	-	2	-	-	-	2	0.1%	-	-	1
Belgium	-	1	1	5	-	1	-	8	0.6%	-	-	1
Brazil	-	-	-	-	-	-	-	-	0.0%	-	-	-
Canada	1	1	-	33	1	7	-	43	3.2%	2	-	-
China	-	-	1	4	-	1	-	6	0.4%	-	-	1
Denmark	-	1	-	4	-	1	-	6	0.4%	-	-	-
Finland	-	-	-	2	-	-	-	2	0.1%	-	-	-
France	-	3	8	54	2	7	-	74	5.5%	9	-	-
Germany	-	-	-	13	-	3	-	16	1.2%	1	-	-
India	-	3	-	13	-	1	-	17	1.3%	-	-	1
Italy	-	-	-	7	-	-	-	7	0.5%	-	-	1
Japan	-	1	-	7	-	1	-	9	0.7%	-	1	-
Korea (Republic)	-	-	-	3	-	1	-	4	0.3%	-	-	-
Kuwait	-	-	-	-	-	-	-	-	0.0%	-	-	1
Netherlands	-	-	-	4	-	-	-	4	0.3%	-	-	1
Norway	-	-	-	-	-	1	-	1	0.1%	-	-	-
Portugal	-	-	-	4	-	1	-	5	0.4%	-	-	1
Saudi Arabia	-	-	-	1	-	-	-	1	0.1%	-	-	-
Spain	-	-	1	5	-	-	-	6	0.4%	-	-	1
Sweden	-	1	-	3	1	-	-	5	0.4%	-	-	1
Switzerland	-	-	-	5	-	1	-	6	0.4%	-	-	1
United Kingdom	1	3	2	14	-	1	-	21	1.6%	2	1	-
United States of America	-	3	6	29	-	6	-	44	3.3%	-	-	2
Total Non Regional Member Countries	**2**	**17**	**19**	**212**	**4**	**33**	**-**	**287**	**21.3%**	**14**	**2**	**14**
Grand Total	**12**	**46**	**86**	**822**	**27**	**174**	**181**	**1,348**	**100%**	**476**	**202**	**39**
Number of Female Staff per Category	**4**	**7**	**25**	**264**	**8**	**29**	**33**	**370**		**310**	**89**	**15**
Percentage of Female Staff per Category	**33.3%**	**15.2%**	**29.1%**	**32.1%**	**29.6%**	**16.7%**	**18.2%**	**27.4%**		**65.1%**	**44.1%**	**38.5%**

Source: AfDB Human Resources Management Department.

Notes:
VP / EL3: including Vice Presidents and Directors with grade EL3; Dir.: Directors (including employees with grade EL4 and EL5); Man: Managers (including Division Managers and Head of Units); Res Rep: Resident Representative; FO: Field Offices; HQ: Headquarters; PL: Professional Level; EL: Executive Level; GS: General Staff; SABD: Staff Assigned to the Boards of Directors; Reg.: Regular Staff.



Chapter 6

Boards' Oversight Functions and Strategic Responsibilities

During 2013, the Bank Group's Boards of Directors and the Boards of Governors responded with vigour to Africa's rapidly changing economic and structural challenges and its implications for Bank Group interventions, as reflected by their deliberations through the year. They encouraged the Bank to be innovative and strategic and to focus on results in its operations, and to seek new opportunities in the rapidly-changing economic environments of its Regional Member Countries. While the 78-member Board of Governors is the Bank's apex policy-making organ, with a representative drawn from each of the member countries—53 Regional and 25 non-Regional—the day-to-day oversight functions are delegated to a Resident Board of Directors (20 members in total, each generally representing a constituency of member states). The ADF's Board of Governors has 79 members, and its Board of Directors has 14.

6.1 Boards of Directors

The Executive Directors provided oversight and strategic direction to the Bank Group during an eventful year for the institution and its RMC clients. Key strategies and policies were approved, notably the Ten-Year Strategy for 2013 to 2022. In addition, the ADF-13 replenishment was successfully concluded. The monitoring of the budget, including its Mid-Term Review, was a key preoccupation, as were discussions on the Bank's return to Abidjan.

The Boards of Directors discharged their functions through seven specialized committees, including the Committee of the Whole which oversees the budget process. They also consulted widely with the Chair of the Boards in informal sessions, and with Bank staff members through formal seminars chaired by the Bank President. In 2013, the Boards oversaw the work of the Office of the Auditor General, Integrity and Anti-Corruption, Operations Evaluation, Compliance Review and Mediation Unit and Administrative Tribunal to ensure corporate restraint and responsibility. These Organizational Units work at arms-length from the rest of the Bank. In line with these responsibilities, the Boards exercised oversight over the following areas:

- Financial management, accounting, risk and internal controls, procurement, integrity and anti-corruption activities of the Bank Group;
- Selection, compensation, independence and performance of the Bank Group External Auditors;
- Financial reporting process, including the internal control structure and procedures for financial reporting and monitoring the integrity and reliability of the Bank's financial statements;
- Ensuring the independence and efficient performance of the Bank Group's internal audit and the integrity and sanctions functions;
- Guiding the evaluation function of the Bank Group; and
- Ensuring best practice in procurement of goods and services and contracting consultants, including corporate procurement.

The Boards of Directors also took note of the work of the Independent Review Mechanism, which ensures that the Bank Group complies with its own policies and procedures. The successful conclusion of a number of cases, reported in Chapter 5 with respect to the work of the Compliance Review and Mediation Unit, was a fitting testament to the rigour and transparency of the process, which has been commended by both beneficiaries and donor countries.

Monitoring the Institution's budget process during 2013 was an important key oversight function. In discussing the 2014-2016 Rolling Plan and Budget Proposals, the Boards provided guidance on how the Bank would achieve a higher level of cost efficiency without undue impact on its core activities. Board Members also provided views and advice on the fine tuning of the Bank Group's organizational structure to support the Ten-Year Strategy. They argued that Africa's structural transformation required the Bank Group to further enhance its efficiency and capacity for delivery.

More than half of the Boards of Directors completed their terms of office in 2013 and were replaced by new members following the general election of Executive Directors by the Boards of Governors at the Annual Meetings in Marrakech.

Key assignments for the Executive Board in 2013. The Boards met in January 2013 to discuss their agenda for the year. The Chair outlined five key assignments:

- *Continued implementation of the decentralization road-map*—the Bank saw considerable progress during the year, including among others, mergers of Regional Departments, consolidation of Resource Centres, and the creation of a Nigeria Country Office;
- *Approval of the Bank's return to its Headquarters in Abidjan by the Boards of Governors*—this was duly done, with preliminary departure dates for staff back to Abidjan set by the end of 2013;
- *Replenishment of the ADF, which in light of the difficult global economic environment was expected to be quite a difficult task*—the exercise in September proved more successful than thought earlier;
- *Approval and implementation of the Ten-Year Strategy*—duly done in the course of the year; and
- *Organization of the Annual Meetings*—held successfully during May/June in Marrakech, Morocco.

Boards of Directors Retreat in 2013. At the beginning of 2013, the Boards of Directors held a two-day retreat in Tunis with the theme "Inclusive Growth through Structural Transformation". This proved to be a prelude to addressing the matter at the Bank's Annual Meetings in Marrakech. The subject was timely as it highlighted Africa's reality—at the threshold of structural transformation, but with inequality and exclusion being still a threat to progress. The Board members made the following recommendations on the role that the Bank can play to support inclusive and transformative growth in Africa:

First, dialogue with RMCs on the importance of prudent public finance management, the provision of safety nets, upholding of property rights and adequate access to finance was absolutely necessary for sustainable growth and for the improvement of general welfare. Second, it was necessary to help RMCs in building capacities in all these areas, including through sharing best practices. Such outreach efforts should also include local civil society organizations, and project the importance of good leadership, promotion of civil liberties, and inclusion of women and the youth in economic and political life. Third, the Boards underlined the importance of embarking on actions to speed up regional integration. Fourth, they argued that private sector growth required innovative financing, including lines of credit that also reach SMEs.

Selected themes from Board discussions during 2013. This section highlights some of the key themes and areas of emphasis emerging from Board discussions during 2013 and provides a general view of the nature and range of Board guidance on the various policies and programs as follows:

(i) *Assist RMCs to pursue inclusive policies and share the benefits of Bank support with their populations.* The Board noted, for example, that the Medical Coverage Reform Support Program for Morocco, aimed at improving social and medical protection for vulnerable and remote communities, was a good model for other African countries—a basis for ensuring social cohesion. The Board also praised the Inclusive Growth and Economic Competitiveness Support Program for Senegal for its focus, donor coordination and incorporation of gender issues from the outset. The Board wondered, however, why discussion of regional integration was not included in a project focusing on issues of competitiveness. In discussing the Skills, Employability and Entrepreneurship Program for Rwanda, the Board observed the need for a holistic approach to development to ensure that agriculture and the rural sector are not drained of competent workers.

(ii) *ADF Replenishment.* The year marked the 13th Replenishment of ADF resources. The Boards participated actively in all the preliminary preparations and meetings with ADF Deputies held in Tunis. The Board commented and provided guidance on all the background and framework papers and Board Members attended the final pledging meeting held in Paris.

(iii) *Pursue innovative financing and other new ways of doing business—including leveraging the Bank's AAA status.* The Bank Group established two new forms of instruments: first, the ADF Partial Credit Guarantee and Private Sector Enhancement Facility to leverage the Bank's capital and enhance non-sovereign lending in ADF eligible countries with low and moderate risk of debt distress. Second, the year saw the establishment of a Trade Finance Program and Business Plan with three components—Trade Finance Lines of Credit; Soft Commodity Finance Facilities, and Risk Participation Agreements (Guarantee). The Board lauded the Management's use of the partial risk guarantee instrument to mitigate risks for private sector investors during the privatization of the electricity sector in Nigeria and for the evacuation of power from the Lake Turkana Wind Power Project. It also noted that the trade finance risk participation facilities (on an unfunded basis) extended to CommerzBank AG and Citibank-NA to finance private sector operations in Africa were catalytic. The line of credit and subordinated debt to the Mauritius Commercial Bank to finance private sector operations in the Region was another example of the Bank Group's leverage. The Africa50 project was presented to the Boards for preliminary discussion. They appreciated the innovative nature of this vehicle for infrastructure financing, which aims to reduce the funding gap for Africa's infrastructure

development, providing impetus to economic growth and development.

(iv) *Support Fragile States to boost resilience.* Discussing a programming brief for Somalia, the Board commended Management for its strategic interventions and support for the consolidation of peace and national unity. Board members urged further that flexible ways to engage the country be found, although the evolution of the situation should be monitored carefully. The Board requested that Management develop internal capacity to deal effectively with similar cases among RMCs. The proposed support to Mali was commended for seeking to strengthen the capacities of central government as was the agricultural infrastructure rehabilitation project for Madagascar for its gender mainstreaming, notably ensuring that women obtained titles for their land holdings. A recurring question in Board discussions on Fragile States was how to ensure a sustained flow of resources to conflict-affected countries to help them emerge out of fragility. The Board noted that the Energy Sector Support Project for Comoros met this need as it addressed inadequate power supply on the islands, and would also allow the country to tap into its vast renewable energy potential.

(v) *Highlight role and importance of Bank's private sector operations in RMCs.* In discussing the Private Sector strategy, the Board argued especially for the importance of highlighting the Bank Group's catalytic role in leveraging private sector resources, and to include the private sector in solutions for infrastructure maintenance and agricultural development. Further, the Board requested that governance issues and aspects of inclusive growth and the green economy be incorporated explicitly. More specifically, the Board requested Management to involve small and medium-sized enterprises (SMEs) in all private sector projects as it is important for job creation and the livelihoods of the low-income earners. Also important, the Board requested that the Private Sector Strategy be clearer on the sector's role in Africa's structural transformation. The Bank's Africa SME Program received praise for its emphasis on job creation, although the Board underlined the risks inherent in complex regional programming. The Board praised the private sector financed Indorama Fertilizer Project in Nigeria for its potential for agricultural transformation as well as creating dynamic linkages to the rest of the economy. On the other hand, the Board supported the private sector operations cancellation guidelines—but emphasized that they should be seen as measures of last resort and that the role of the Field Offices in this regard be strengthened.

(vi) *Strengthen fiscal and financial management in RMCs to ensure value for money for Bank-supported projects.* The Board commended the Transport Sector and Economic Governance Reform Project for Nigeria for its promotion of inclusive growth through better transport sector governance as well as enhancing transparency in public finance management. It underlined the importance of road maintenance and that of developing a transport master plan for the country. The Bank made similar comments on smaller projects supporting public sector reforms in the Gambia and Malawi.

(vii) *Country Strategy Papers (CSPs).* Various CSPs were presented to the Board in 2013 and the key issues raised at Board related to how closely aligned they were to the umbrella Ten-Year Strategy, although the link to the Private Sector Strategy also arose frequently. The Board saw the the Nigerian CSP for 2013-2017 as a good test for the operationalization of the Ten-Year Strategy, with two pillars: (i) creation of a sound policy environment, and (ii) infrastructure development. The Board requested more emphasis on selectivity and gender mainstreaming. In contrast, some other CSPs were found to have too many pillars—or pillars that in effect covered many sectors. This threatened focus and implementation. Likewise, the Board insisted that CSPs should discuss more explicitly how the implementation of Bank strategies, notably the Ten-Year Strategy, for the country in question was envisioned. In the case of the CSP for Sierra Leone, the Board suggested that a deeper review of the country's fragility be undertaken, with a view to understanding how it could benefit from its vast natural resources. For the Malawi CSP, the concern was how best to address the slow pace of macroeconomic reforms and the country's increasing aid dependency. The Board has also made it clear that its involvement in the CSP should come much earlier in the process to enable it provide guidance at an early stage.

(viii) *Scaling-up infrastructure access.* The Board was supportive of a variety of infrastructure projects brought for consideration in 2013. However, as in the case of the Scaling-up Energy Access Project for Rwanda, the Board expressed concern over issues of affordability and viability. The Board also raised environmental concerns with respect to the Maamba Collieries Power Generation Project in Zambia, but was subsequently satisfied that the project was fully in line with the Bank's Energy Policy.

(ix) *Multinational projects should have a strong element of inclusion.* Discussing the Ndende-Dolisie Road and

Libreville-Brazzaville Corridor Transport Facilitation Project (Phase 1), the Board noted that the proposed project was inclusive, providing access to rural areas, while increasing trade. It also noted that for the project to be sustainable required the free movement of goods and people in the region. Discussing support for roadworks in Kenya and Tanzania, the Board underlined the importance of proper road maintenance on both sides of the border. They noted that feeder roads were needed to ensure that adjacent districts also benefitted from the new road infrastructure. Similar sentiments on inclusion were voiced with respect to the Trans-Sahara Highway (Algeria/Niger/Chad) and the Biodiversity program for Central Africa targeted at elephant protection. In comments on the Pan African University project, the Board noted with satisfaction that considerable emphasis was placed on gender equality.

(x) *Human resources and institutional reforms.* The Boards approved and endorsed the new People Strategy, 2013–2017, and Human Resource Action Plan, 2013—2015, respectively, as a means to attract and retain the best talent while remaining competitive in the labour market. The aim of the strategy is to position the Bank as the employer of choice for professionals working on African growth and development. In comments, the Board emphasized the importance of strengthening linkages between the People Strategy and the Ten-Year Strategy.

(xi) *Safeguards.* The Board approved the measures introduced by the Bank to put into operation the Integrated Safeguards System (ISS). It will enable the Bank to put all its safeguards policies into one easy–to-access platform to ensure policy coherence and effective implementation by clients and project coordinators. This will minimize the effort required to have a broad view of the Bank's safeguards system, and eliminate past misunderstandings.

(xii) *Return to Abidjan.* The Boards of Directors approved the Return to Headquarters Roadmap Matrix in March 2013, which was subsequently adopted by the Boards of Governors at the Annual Meetings in Marrakech. The Boards of Directors oversee the implementation of the monitoring matrix based on the key triggers: security, office infrastructure, housing, education and health. The Boards established a sub-committee to provide guidance on this important exercise.



Board visits, consultations and other interactions in 2013. The Boards accepted the invitation from the Ivorian Authorities to visit the country in February, 2013. The visit was highly symbolic as it was the first meeting of the full complement of the Board of Directors in Abidjan in ten years. Board members had the opportunity to discuss a range of issues with the Ivorian Authorities and were able to assess the progress made with respect to triggers for the Bank's return to its Headquarters. The conclusions of their mission provided the basis for the adoption of the Roadmap by the Boards of Governors.

As in previous years, Board members visited a number of RMCs, chosen on the basis of the insights that they would bring to the Board's understanding of the nature and conditions under which the Bank operates. The visits provided an opportunity for Board members to listen to the views of the authorities and what more the Bank could be doing on the ground. Board members travelled to Togo, Mauritania, Cameroon and Ghana and were able to consult with a good number of authorities and other stakeholders. An important conclusion from these visits was the need to tailor Bank support more closely to the needs of the countries, as they have a number of specificities that preclude uniform treatment. They noted that even fragile states have sections of their economies that are quite robust and could benefit from private sector financing and engagement. The Executive Directors also visited a number of Bank-funded activities to evaluate results on ground.

In Tunis, the Boards of Directors interacted formally and informally with the President of the Bank, including at tea sessions and lunches, enabling a free exchange of views. There were also a number of dignitaries who addressed the Board during visits to the Bank in 2013. They included Dr. Nkosazana Dlamini-Zuma, the Chairperson of the African Union Commission, President Ellen Johnson Sirleaf of Liberia, Dr. Carlos Lopes, the Executive Secretary of the UN Economic Commission for Africa, the 2006 Nobel Peace Prize Laureate and global micro-credit promoter, Professor Muhammud Yunus from Bangladesh, Former President, Federal Republic of Nigeria, Chief Olusegun Obasanjo, Dr. Nizar Baraka, former Minister of Economy and Finance of Morocco, and Dr. Kumi Naidoo, Executive Director, Greenpeace International.

6.2 Boards of Governors

The Boards of Governors considered the key elements of Structural Transformation and Natural Resource Management in Africa, and endorsed the concept of an African Infrastructure Financing Facility.

The 2013 Annual Meetings of the Boards of Governors of the African Development Bank and of the Africa Development Fund were held in Marrakech, Morocco from May 27 to 31, 2013 on the theme, *Africa's Structural Transformation* which was highlighted during several of the sessions. The Governor's Dialogue examined the modalities of structural transformation and natural resource management in Africa and the key elements needed to attain that objective. The Dialogue broadened the discussion to all natural resources. The Governors emphasized good governance, generally and in natural resource management in particular, including bold fiscal measures and aggressive investment in human capital and infrastructure, as key prerequisites for structural transformation. With regard to funding Africa's transformation, Governors welcomed the Bank's initiative to create Africa50 to finance Africa's infrastructure, and encouraged the Bank Group to work out the financial and regulatory details of the initiative for its work to begin as soon as possible.

The Board of Governors approved the Roadmap and adopted the resolution for the return of the African Development Bank to its Headquarters, as well as other recommendations of the Governors' Consultative Committee. Its recommendations urged close collaboration between the two host countries, Côte d'Ivoire and Tunisia, in implementing the Roadmap, and the examination of the Business Continuity Plan of the Bank, including any changes in security alert levels, which might have an impact on the process. The Board of Governors also took note of the Roadmap's monitoring and evaluation framework and the budget for its implementation. The Board of Governors emphasized the importance of carefully managing the period of transition, bearing in mind the need to ensure the security and welfare of staff and their families and to minimize disruptions to Bank Group operations.

Other resolutions by the Boards of Governors related to the adoption of the following: (i) the Annual Reports and Audited Financial Statements for the ADB and the ADF for the Financial Year ended December 2012; and (ii) the dates and venues for the Annual Meetings of the ADB and ADF for 2014, 2015 and 2016, respectively.



Part III

Financial Management and Financial Statements

Chapter 7

ADB, ADF, and NTF Financial Management and Financial Statements

Management's Report Regarding the Effectiveness of Internal Controls Over External Financial Reporting

External Auditor's Report Regarding the Effectiveness of Internal Controls Over External Financial Reporting

African Development Bank

Financial Management

Financial Results

Financial Statements and Report of the Independent Auditor

Administrative Budget for Financial Year 2014

African Development Fund

Financial Management

Financial Results

Special Purpose Financial Statements and Report of the Independent Auditor

Administrative Budget for Financial Year 2014

Nigeria Trust Fund

Financial Management

Financial Results

Financial Statements and Report of the Independent Auditor

AFRICAN DEVELOPMENT BANK GROUP

Management's Report Regarding the Effectiveness of Internal Controls Over External Financial Reporting

Date: March 26, 2014

The Management of the African Development Bank Group ("The Bank Group") is responsible for the preparation, fair presentation and overall integrity of its published financial statements. The financial statements for the African Development Bank and the Nigeria Trust Fund have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, while those of the African Development Fund were prepared on a special purpose basis.

The financial statements have been audited by the independent audit firm KPMG, who were given unrestricted access to all financial records and related data, including minutes of all meetings of the Boards of Directors and committees of the Boards. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors' reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal controls over external financial reporting in conformity with the basis of accounting. The system of internal control contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for external financial reporting are subject to ongoing scrutiny and testing by management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of the financial statements.

There are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, an effective internal control system can provide only reasonable, as opposed to absolute, assurance with respect to financial statements' preparation and presentation. Furthermore, the effectiveness of an internal control system can change over time.

The Boards of Directors of the Bank Group have established an Audit and Finance Committee (AUFI) to assist the Boards, among other things, in their oversight responsibility for the soundness of the Bank Group's accounting policies and practices and the effectiveness of internal controls. AUFI, which is comprised entirely of selected members of the Boards of Directors, oversees the process for the selection of external auditors and makes recommendation for such selection to the Boards of Directors, which in turn make recommendation for the approval of the Boards of Governors. AUFI meets periodically with management to review and monitor matters of financial, accounting or auditing significance. The external auditors and the internal auditors regularly meet with AUFI to discuss the adequacy of internal controls over financial reporting and any other matter that may require AUFI's attention.

The Bank's assessment of the effectiveness of internal controls was based on the framework provided by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this assessment, Management asserts that the Bank Group maintained effective internal controls over its financial reporting as contained in the financial statements as of December 31, 2013. Management is not aware of any material control weakness that could affect the reliability of the 2013 financial statements.

In addition to providing an audit opinion on the fairness of the financial statements for 2013, the external auditors of the Bank Group conducted an independent assessment of the effectiveness of the Bank Group's internal control over financial reporting as of December 31, 2013 and their opinion thereon is presented separately in this annual report.

Donald Kaberuka
PRESIDENT

Charles O. Boamah
VICE PRESIDENT, FINANCE

Anthony O. Odukomaiya
CONTROLLER

15, Avenue du Ghana, Angle des Rues Pierre de Courbertin et Hédi Nouira – BP 323 – 1002 Tunis Belvédère – Tunisia
Tel: (216) 71 333 511 – Fax: (216) 71 351 933 – Email: afdb@afdb.com – Internet: www.afdb.org

KPMG Audit
Le Belvédère
1 Cours Valmy
CS 50034
92923 Paris La Défense Cedex
France

Téléphone : +33 (0)1 55 68 68 68
Télécopie : +33 (0)1 55 68 73 00
Site internet : www.kpmg.fr

African Development Bank Group
Temporary Relocation Agency
15 Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor's Report to the Board of Governors of the African Development Bank Group regarding the effectiveness of internal control over financial reporting

Year ended 31 December 2013

Scope
We have examined the internal control over financial reporting of the African Development Bank (ADB), the African Development Fund (ADF) and the Nigeria Trust Fund (NTF) (together the "Bank Group") as of 31 December 2013, based on criteria established in "*Internal Control – Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibilities
The management of the Bank Group is responsible for implementing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of such internal control. Management has asserted the effectiveness of internal controls over financial reporting as of December 31st 2013.

Independent Auditor's responsibilities
Our responsibility is to express an opinion on the Bank Group's internal control over financial reporting based on our procedures.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain reasonable assurance about whether, in all material respects, effective internal control was maintained over financial reporting.

An assurance engagement includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. It also includes performing such other procedures as considered necessary in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Inherent limitation

An entity's system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. An entity's system of internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Bank Group, in all material respects, maintained effective internal control over financial reporting as of 31st December 2013, based on criteria established in "*Internal Control – Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have audited the financial statements of the African Development Bank, the African Development Fund and the Nigeria Trust Fund as of and for the year ended December 31, 2013, in accordance with the International Standards on Auditing, and we have expressed unqualified opinions on those financial statements.

Paris La Défense, 26th March 2014

KPMG Audit
A division of KPMG S.A.

Valéry Foussé
Partner

THE AFRICAN DEVELOPMENT BANK

Financial Management

Capital Subscription

The capital stock of the Bank is composed of paid-up and callable capital. The paid-up capital is the amount of capital payable over a period determined by the Board of Governors' resolution approving the relevant General Capital Increase. The Bank's callable capital is subject to payment as and when required by the Bank to meet its obligations on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. This acts as protection for holders of bonds and guarantees issued by the Bank in the unlikely event that it is not able to meet its financial obligations. There has never been a call on the callable capital of the Bank.

Following the Board of Governors' approval of a 200 percent increase of the Bank's capital base in 2010, the authorized capital of the African Development Bank was increased to UA 67.69 billion with the creation of 4,374,000 new shares with a par value of UA 10,000 each. Six percent of the shares created under this Sixth General Capital Increase (GCI-VI), (UA 2.62 billion), are paid-up, while ninety-four percent, (UA 41.12 billion), are callable. In accordance with the resolution governing this capital increase, the GCI-VI shares were allocated to regional and non-regional members in such proportions that, when fully subscribed, the regional group holds 60 percent of the total capital stock and the non-regional group 40 percent. As at December 31, 2013, the subscriptions of 71 member countries (49 regional countries and 22 non-regional countries) have become effective.

The paid-up portion of the GCI-VI subscription is payable in eight equal annual installments for non-regional member as well as Regional Member Countries eligible to borrow from ADB, and twelve equal annual installments for Regional Member Countries eligible to borrow only from ADF. Some member countries have elected to pay their subscription in fewer installments, opting for an advance payment scheme, and will receive a discount on their GCI-VI subscription payment accordingly.

The special capital increase of 16,975 shares to permit the membership of Turkey was approved in 2008 under Resolution B/BG/2008/07 and on the same terms and conditions as the shares authorized in the Fifth General Capital Increase of the Bank (GCI-V). On October 29, 2013, the Republic of Turkey was formally admitted as the 78th member country of the Bank - the 25th non-regional member country. Also in 2012, there was a special capital increase of 111,469 shares to permit the membership of South Sudan.

A member country's payment of the first installment triggers the issuance of the shares corresponding to the entire callable capital portion, and shares representing the paid-up portion of subscriptions are issued only as and when the Bank receives the actual payments for such shares. Table 7.1 below summarizes the evolution of the Bank's authorized, paid-up, callable and subscribed capital as at the end of the three past financial periods.

As at December 31, 2013, the paid-up capital of the Bank amounted to UA 4.96 billion, with a paid-in capital (i.e. the portion of paid-up capital that has been actually paid) level of UA 3.15 billion, compared with UA 4.96 billion and UA 2.84 billion of paid-up and paid-in capital, respectively, at the end of 2012. The Bank's callable capital at December 31, 2013 stood at UA 60.25 billion including UA 21.25 billion from non-borrowing member countries rated A- and higher, compared with UA 60.25 billion and UA 21.18 billion, respectively, as at the end of the previous year.

In accordance with the Bank's Share Transfer Rules, shares for which payment have become due and remain unpaid are forfeited after a prescribed period and offered for subscription to member countries within the same membership group (i.e. regional or non-regional).

Details of the Bank's capital subscriptions at December 31, 2013 are shown in the Statement of Subscriptions to the

Table 7.1
Bank Authorized and Subscribed Capital, 2011-2013
(in UA millions)

	2013	2012	2011
Authorized Capital	**66,975**	**66,975**	**66,055**
Paid-up Capital	4,962	4,963	3,289
Callable Capital	60,248	60,252	34,033
Total Subscribed Capital	**65,210**	**65,215**	**37,322**

Capital Stock and Voting Powers, which forms part of the Financial Statements included elsewhere in this Report.

Bank Rating

The Bank monitors and manages its key financial strength metrics in a stringent manner and is rated by four major rating agencies. For 2013, the rating agencies, Standard & Poor's, Moody's, Fitch Ratings, and the Japan Credit Rating Agency have once again reaffirmed their AAA and AA+ rating of the African Development Bank's senior and subordinated debts respectively, with a stable outlook. Their rating reflects and confirms the Bank's strong liquidity and capital position, strong membership support, its preferred creditor status, sound capital adequacy and prudent financial management and policies.

Borrowings

The Bank endeavors to raise funds from the capital markets at the best possible cost to support its lending activities. The top-notch credit ratings enjoyed by the Bank enables it to issue securities at cost-effective levels. Its borrowing activities are guided by client and cash flow requirements, asset and liability management goals, and risk management policies.

For 2013, the Board of Directors of the Bank approved a borrowing ceiling of UA 3.76 billion, including up to UA 130 million under the Enhanced Private Sector Assistance (EPSA) for Africa facility. Actual borrowings in 2013 amounted to UA 3.68 billion, with a weighted average maturity of 5.3 years.

Borrowings in 2013 were in line with the Bank's funding strategy to maintain a regular presence in the Global benchmark market and strategic domestic markets such as the Australian Dollar market. Early in 2013, the Bank issued a USD 1 billion 5-year Global benchmark bond which was increased three times following strong investor interest, bringing the total size to USD 2.18 billion. This was followed by a second USD 1 billion 5-year Global benchmark in October. In the Australian dollar market, the Bank was able to start a new 5-year fixed-rate line with an initial issue size of AUD 300 million that was subsequently increased by a further AUD 200 million. The Bank was also able to start a new 10-year line with an outstanding size of AUD 275 million as of December 31, 2013.

The Bank has also been active with various private placements, African currency-linked notes and Uridashi transactions in Japan. Euro Commercial Paper borrowings complete the range of products utilized during the year. The Bank conducts regular buyback operations of notes to facilitate liquidity. As at December 31, 2013, the Bank's outstanding borrowing portfolio stood at UA 12.95 billion.

The 2014 borrowing program was approved by the Board of Directors for a maximum amount of UA 3.19 billion, comprising up to UA 3.06 billion to be raised in the capital markets, and an envelope of UA 130 million under the EPSA facility.

Socially Responsible Bond Issuance

The Bank issued, in late 2013, its debut syndicated "green" bond transaction, raising USD 500 million that will be allocated to support the financing of low carbon and climate resilient projects in line with the Bank's long-term strategy which focuses on inclusive and green growth. The transaction saw strong interest from socially responsible investment portfolios, with 84 percent of the deal bought by investors motivated by the green format. The success of this transaction underscores the growing demand from institutional investors for green bonds from triple-A rated supranational entities. It also demonstrates the Bank's commitment to financing Africa's transition to green growth and the expected project pipeline.

Table 7.2 provides a breakdown of the specific projects benefitting from the proceeds of the Bank's green bonds.

Outside of its green bond program, the Bank continues to be active in issuing uridashi bonds linked to various social themes. Demand from Japanese retail investors in 2013 has been focused around the theme of education with the Bank successfully issuing two education-linked uridashi bonds in Brazilian Real and raising UA 148 million in the process. Under the terms of the bonds, an amount equal to the net proceeds of the sales are directed on a 'best-efforts' to lending to projects related to the relevant theme, subject to and in accordance with the Bank's lending standards and guidelines.

Table 7.3 provides a snapshot of the Bank's activity in the two sectors financed.

Financial Products

The ADB offers an attractive and diversified menu of financial product options that allows borrowers to tailor their financing requirements to their circumstances. The Bank's financial products comprise loans (including those denominated in local currency, and syndicated loans), lines of credit (including for trade finance), agency lines, guarantees, equity and quasi-equity, trade finance, and risk management products. In addition to the aforementioned financial products, the Bank provides technical assistance to its clients through grant funds. Each of these products is briefly discussed below:

Loans

The ADB provides loans to its clients on non-concessional terms. The Bank's standard loans are categorized either as Sovereign-Guaranteed Loans (SGLs) or Non-Sovereign-Guaranteed Loans (NSGLs). SGLs are loans made to Regional Member Countries (RMCs) or public sector enterprises from RMCs supported by the full faith and credit of the RMC in whose territory the

Table 7.2
Projects Benefiting from the Proceeds of the Bank's Green Bonds (USD thousands)

Project	Country	Estimated Total Project Cost	ADB Finance	Disbursed & Outstanding ADB Loan Balance at December 31, 2013
Africa Renewable Energy Fund (AREF)	Multinational	200,000	25,000	-
Lake Turkana Wind Farm	Kenya	809,524	146,460	-
Ouarzazate I	Morocco	1,489,000	240,000	13,783
ONE Wind/Hydro Energy	Morocco	2,389,000	448,391	71,485
Ithezi Tezhi Hydro	Zambia	239,000	35,000	-
Eskom Renewable Energy Project - Sere Wind Facility	South Africa	369,600	44,367	4,294
Eskom Renewable Energy Project - Upington CSTP	South Africa	967,120	216,909	-
Cabeolica Wind Power	Cabo Verde	84,704	19,853	18,446
Gabal El-Asfar Wastewater Treatment Plant - Stage II, Phase II Project	Egypt	327,466	74,782	17,649
The Electricity Distribution Networks Rehabilitation and Restructuring Project	Tunisia	80,711	65,204	50,916
Power Transmission and Distribution Development Project	Morocco	187,942	154,000	52,214
The National Irrigation Water Saving Programme Support Project (PAPNEEI)	Morocco	94,647	73,960	17,007

Table 7.3
Socially Responsible Uridashi Bonds (Amounts in UA millions)

	Pipeline/ Undisbursed Amounts	Cumulative Disbursements (2010-2013)	Total Bonds Issued	Total Bonds Outstanding	Maturity Range of Bonds
Education	195.0	31.5	310.4	220.2	3 to 6 years
Water	1,294.0	111.5	39.5	39.5	4 years
Total	**1,489.0**	**143.0**	**349.9**	**259.7**	

borrower is domiciled. Multinational institutions are eligible for SGLs if they are guaranteed by an RMC or by RMCs in whose territory or territories the projects will be executed.

NSGLs are loans made either to public sector enterprises, without the requirement of a sovereign guarantee or to private sector enterprises.

The Bank's standard loan product has evolved over time, with terms that are increasingly more accommodating and responsive to client needs. The current standard loan product offered to sovereign and sovereign-guaranteed clients is the Enhanced Variable Spread Loan (EVSL) which gives borrowers a high degree of flexibility to manage their interest rate risks. For non-sovereign-guaranteed clients the loan product offered is the Fixed Spread Loan (FSL).

The lending rate on the EVSL comprises a floating base rate (6-month LIBOR for USD and YEN, 6-month EURIBOR for Euro and 3-month JIBAR for ZAR), a funding margin that is a function of the Bank's cost of funding relative to LIBOR, EURIBOR or JIBAR computed every six months, and a contractual spread, that was set at 60 basis points (bps) with effect from January 1, 2011. At a borrower's request, the EVSL offers a free option to convert the floating base rate into a fixed base rate (amortizing swap rate set at borrower's request for disbursed loan balances). The repayment period for sovereign and sovereign-guaranteed loans is up to 20 years, including a grace period not exceeding 5 years.

The lending rate on the FSL comprises a floating base rate (6-month LIBOR for USD and YEN, 6-month EURIBOR for Euro and 3-month JIBAR for ZAR) which remains floating until maturity date or a fixed base rate plus a risk-based

credit spread. NGSLs have repayment periods up to 15 years including a grace period not exceeding 5 years.

In December 2013, the ADB Board of Directors approved the introduction of the Fully Flexible Loan (FFL) product to the suite of products available to sovereign and sovereign-guaranteed borrowers. The FFL embeds risk management features currently offered through the Bank's Risk Management Products in SGLs, thereby providing full customization flexibility in interest rate and currency conversion to borrowers. It also introduces a maturity-based pricing structure and increases the maximum tenor, grace period and average loan maturity of SGLs from the current 20, 5 and 12.75 years to 25, 8 and 17 years, respectively. Consequently, this allows borrowers to select loan profiles that match their funding needs and debt management capacities.

The lending rate of the FFL product is consistent with that of the EVSL plus a maturity premium, where applicable. With maturity-based pricing, loans with maturity less than or equal to 12.75 years will not attract a maturity premium. However, loans with maturity greater than 12.75 years but less than or equal to 15 years will attract a 10 bps maturity premium, while loans with maturity greater than 15 years will attract a 20 bps maturity premium.

The FFL will be available as the Bank's standard loan product offered to sovereign and sovereign-guaranteed borrowers, starting from the date of approval of the conversion guidelines to be issued by Management in 2014.

Other loan structures offered by the Bank include parallel and A/B loan syndications, and local currency loans. In December 2012, the President approved the introduction of five additional African currencies - Franc CFA currencies (XOF and XAF), Tanzanian Shilling, Zambian Kwacha and Ghanaian Cedi to the existing selection of lending currencies of Regional Member Countries. Lending in these currencies is only offered if the Bank is able to fund efficiently in the relevant local currency market. These local currency loans are offered under the FSL pricing framework with a cost-pass-through principle for the loans to ensure that the overall cost of funds is fully covered.

Lines of Credit

The development of a dynamic small and medium-size enterprises (SMEs) sector in the continent is an important objective of the Bank as is the development of private financial institutions (PFIs). To this end the Bank offers lines of credit for loans to PFIs for on-lending to SMEs. The terms of the lines of credit specify the conditions under which Bank funds will be provided to the PFI for on-lending. The credit risks of the sub-loans are borne by the PFIs.

Agency Lines

The Bank makes resources available for SMEs under agency arrangements with local financial intermediaries. The selection of individual projects for Bank support is largely delegated to the intermediaries, which draw on Bank resources to make loan or equity investments for the Bank's account in projects meeting pre-agreed criteria. As part of an agency agreement, financial intermediaries are required to commit their own funds in each investment in parallel with the Bank and to supervise the investee companies. The financial intermediary acts only in an agency capacity for the Bank when investing the latter's funds and assumes no risk in this regards. The credit risk of the borrower is borne by the Bank.

Guarantees

Through the guarantee product, the Bank seeks to leverage its preferred creditor status to assist eligible borrowers to obtain financing from third party lenders, including capital markets. Guarantees also enable borrowers to obtain financing in their own local currency where the Bank is not able to provide such financing directly from its own resources. The Bank's guarantees can generally be classified into two categories: Partial Credit Guarantees (PCGs) and Partial Risk Guarantees (PRGs). PCGs cover a portion of scheduled repayments of private sector loans or bonds against all risks. PRGs cover private lenders against the risk of a government, or a government-owned agency, failing to perform its obligations vis-à-vis a private sector project.

Risk Management Products

The Bank offers Risk Management Products (RMPs) to its borrowers only in respect of obligations outstanding to the Bank or new Bank loans to enable them to hedge their exposure to market risks including interest rate, currency exchange and commodity price risks, thus allowing them to optimize their debt management strategies. RMPs offered by the Bank include interest rate swaps, currency swaps, commodity swaps and interest rate caps and collars. These products are available to borrowers at any time during the life of the loan.

Equity and Quasi-Equity Participations

In addition to its participation in the ADF, the Bank takes equity positions in qualifying business enterprises in its RMCs as part of its strategic development financing mandate. The Bank's ability to provide risk capital through equity and quasi-equity is a key element of its resource mobilization role. The use by the Bank of equity and quasi-equity participation as instruments of investment have the objectives of promoting the efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders to financially viable projects as well as promoting new activities and investment ideas. The Bank may invest in equities either directly or indirectly, through appropriate funds and other investment vehicles. Additionally, it may choose

to invest via quasi-equity instruments including redeemable preference shares, preferred stock, subordinated loans or convertible loans.

Trade Finance Program

In February 2013, the Board approved a Trade Finance Program (the "Program") of up to USD 1 billion for a 4-year initial phase, to address the shortage of trade finance for Regional Member Countries (RMCs) and to address the structural gap between the demand for trade finance and the market supply through provision of liquidity and risk mitigation solutions to financial institutions actively involved in trade finance in Africa.

The Program provides to eligible clients, funded and unfunded products including: (a) Risk Participation Agreements (Guarantee), (b) Trade Finance Lines of Credit, (c) Soft Commodity Finance Facilities.

Risk Participation Agreement

The Risk Participation Agreement (RPA) is both a funded and a non-funded trade finance product that enables the Bank to share risk with a select group of international and regional confirming banks, who provide documentary credit confirmation services to African issuing banks, with the objective of supporting and expanding trade in Africa. Under this product the Bank shares trade finance credit risk (generally no more than 50 percent of a trade transaction exposure) on a portfolio of eligible Issuing Bank trade transactions of partner confirming banks. RPAs operate on a portfolio basis and do not require the Bank to sign direct agreements with the local Issuing Banks.

Trade Finance Lines of Credit

The Trade Finance Line of Credit (TFLOC) is similar to the conventional line of credit offered by the Bank to local financial institutions except that the TFLOC will be used to finance exclusively trade-related transactions in RMCs. TFLOC is used to finance trade transactions, which include among others, pre-shipment and post-shipment financing, capital expenditure, letters of credit discounting, factoring/forfaiting, import and export trade finance. Capital expenditure refers mainly to purchase of machinery and plant/warehouse extensions that are directly related to growth in international trade business. These are capital investments used in the production of tradable goods.

Considering that most trade transactions have maturities of less than one year, the intermediary financial institutions would utilize the line of credit as a revolving credit facility to trade finance clients until the final maturity of the TFLOC itself, which in any case will not exceed 3.5 years. The facility is available to local banks engaged in trade finance in Africa.

Soft Commodity Finance Facility (SCFF)

The Soft Commodity Finance Facility (SCFF) is a funded trade finance product that is used to support mainly the import and export of agricultural commodities and inputs across RMCs. This will include, for instance, the provision of pre-export financing to commodity aggregators for the purchase and export of soft commodities. Commodity finance is usually structured and has credit protection in such forms as pledge of underlying commodity, assignment of proceeds, letters of credit, and private or state guarantees. SCFF is provided directly to entities such as commodity aggregators, which are not necessarily financial institutions. These entities could include state-owned commodity boards or agricultural cooperatives that meet the eligibility criteria for Bank private sector borrowing. Intermediaries such as commodity traders would not be direct counterparties of the Bank.

Other Financial Services

In addition to the products described above, the Bank may occasionally offer technical assistance through grant funds to supplement its financial products for both the public and private sector windows. The Bank's technical assistance is primarily focused on increasing the development outcomes of its operations raising the effectiveness of project preparation which is vital in ensuring the best developmental and poverty-reducing outcomes for projects that receive Bank financing. In addition, technical assistance may aim to foster and sustain efforts in creating enabling business environment in order to promote private sector investment and growth.

Risk Management Policies and Processes

The Bank's development operations are undertaken within a risk management framework which includes: (i) a clearly defined risk appetite statement for lending credit risk, (ii) a capital adequacy and exposure management policy (iii) credit policy; (iv) risk management governance framework; (iii) credit risk management guidelines; and (iv) an end-to-end credit process.

The Bank seeks to minimize its exposure to risks that are not essential to its core business of providing development finance and related assistance. Accordingly, the Bank's risk management policies, guidelines and practices are designed to reduce exposure to interest rate, currency, liquidity, counterparty, legal and other operational risks, while maximizing the Bank's capacity to assume credit risks to public and private sector clients, within approved risk limits.

Over the past few years the Bank has considerably enhanced its risk management framework and end-to-end credit processes to ensure that its risk management functions remain robust. Some of the specific measures taken have included: (i) creation of the office of Group Chief Risk Officer, reporting

directly to the President of the Bank; (ii) strengthening of the Credit Risk Committee; (iii) enhancement of the credit risk assessment skills of Bank staff through training and hiring of experienced and competent credit officers; (iv) implementation of robust and optimized credit risk assessment models; (v) strengthening of the credit risk infrastructure by improving quality at entry; and, (vi) implementation of best-of-breed solutions in the form of an integrated and workflow-driven software platform that allows all stakeholders involved in the credit risk assessment process to streamline their work in order to enhance efficiency. The Bank has, additionally, strengthened the monitoring of the current portfolio and continued to proactively undertake portfolio restructuring measures including the cancellation of long-standing "signed but not disbursed" loans to free up capital for new lending.

The Bank continues to serve all its member countries, including those under stress. To support such continued engagement, the Bank maintains capital buffers to provide some flexibility in continuing its countercyclical financing role, while covering any potential unexpected losses. Close collaboration with sister institutions has helped to improve the coordination of current and future interventions in those countries. Above all, the Bank has continued to explore measures to increase portfolio diversification, an important step in its efforts to mitigate concentration risks within its current portfolio. The Bank also improved its collateral management framework to ensure that an adequate collateral value is maintained.

The Bank continues to be well capitalized. The stress testing of its capital adequacy shows that it can adequately withstand a number of extreme shock scenarios. The risks to the Bank's balance sheet are actively monitored on a risk dashboard developed in 2012.

The policies and practices employed by the Bank to manage these risks are described in detail in Note D to the Financial Statements.

Financial Reporting

Corporate governance within the Bank is supported by appropriate financial and management reporting. The Executive Board of Directors makes strategic decisions and monitors the Bank's progress toward achievement of set goals. While senior management manages the Bank's day-to-day operations and activities, the Board provides oversight, advice and counsel on issues as wide-ranging as long-term strategy, budgets, human resources, benefits management and new product development.

Based on the COSO internal control framework, senior management has put in place a robust and functioning mechanism to be able to certify the effectiveness of the Bank's internal controls over external financial reporting. This annual certification statement is signed by the President and Vice President – Finance, as well as the Financial Controller. A separate attestation is also provided by the Bank's external auditors.The Bank has a comprehensive system of reporting to the Board of Directors and its committees which includes periodic reporting by the Office of the Auditor General to the Audit and Finance (AUFI) Committee of the Board of Directors.

External Auditors

The Bank's external auditors are appointed by the Board of Governors, on the recommendation of the Board of Directors, for a five-year term. Under Bank rules, no firm of auditors can serve for more than two consecutive five-year terms.

The external audit function is statutory and is regulated by the International Standards on Auditing (ISA), issued by the International Federation of Accountants (IFAC) through the International Auditing and Assurance Standards Board. The external auditors perform an annual audit to enable them to express an opinion on whether the financial statements of the Bank present fairly the financial position and the results of the operations of the Bank. They also examine whether the statements have been presented in accordance with International Financial Reporting Standards. In addition, as described above, the external auditors also carry out a comprehensive review and provide opinion on the effectiveness of the Bank's internal controls over financial reporting. This attestation is provided by the external auditors as a report separate from the audit opinion. At the conclusion of their annual audit, the external auditors prepare a management letter for Senior Management and the Board of Directors, which is reviewed in detail and discussed with the Audit and Finance Committee of the Board. The management letter sets out the external auditors' observations and recommendations for improvement on internal controls and other matters, and it includes management's responses and actions for implementation of the auditors' recommendations.

The performance and independence of the external auditors is subject to periodic review by the AUFI Committee of the Board. There are key provisions in the Bank's policy regarding the independence of the external auditors including a requirement for the mandatory rotation of the Engagement Partner, in cases where the term of the audit firm is renewed for a second and final five-year period. The external auditors are prohibited from providing non-audit related services, subject to certain exceptions if it is judged to be in the interest of the Bank and if such services do not compromise the external auditors' independence. The provision of such services are required to be specially approved by the Audit and Finance Committee.

Anti-Corruption Regime within the Bank

The Bank has a robust regime for discouraging corruption. The prohibited practices under the Bank's anti-corruption regime

include not only bribery but also receiving bribes, fraud, coercive practices and collusion.

The Bank has three main anti-corruption legal instruments – its Procurement Rules, the Guidelines for Preventing and Combating Corruption and Fraud in Bank's Operations, and the International Financial Institutions' Uniform Framework for Preventing and Combating Fraud and Corruption. Each of these instruments defines the prohibited practices and prescribes mechanisms for implementing anti-corruption measures. The Procurement Rules prohibit the use of Bank funds to finance corruption and the financing by the Bank of contracts corruptly procured. The Guidelines prescribe preventive measures to be taken throughout the lending cycle. The Uniform Framework also prescribes preventive measures and investigation procedures.

The Bank's anti-corruption implementation mechanisms include the Integrity and Anti-Corruption Department which has an investigative and a preventive role, a Whistleblower and Complaints Handling mechanism including a hotline administered by the Integrity and Anti-Corruption Department, and protection for whistleblowers.

The Bank has implemented the International Financial Institutions' cross-debarment agreement by which it will apply the sanctions of the other institutions and have its sanctions applied by these institutions. A key step in this process has been the appointment of a Sanctions Commissioner, an Alternate Sanctions Commissioner and the members of the Sanctions Appeals Board.

Finally, the Bank is collaborating with the OECD in an ongoing initiative to support business integrity and anti-bribery efforts in its Regional Member Countries.

Performance Management and Monitoring

In managing its operations the Bank uses quantified performance measures and indicators that reflect the critical success factors in its business. These are monitored on a continuous basis and results achieved are used to assess progress attained against stated objectives and to inform required action in order to improve future performance. Management uses a wide array of measures both at the corporate and business unit level to monitor and manage performance. Some of the key measures and indicators used by management are discussed in Table 7.4 below together with their relevance to the operations of the Bank.

Financial Results

The highlights of the Bank's financial performance in 2013 include the following:

- Net interest margins (NIM) continued to be under pressure in 2013. Although the average gross earning assets remained virtually the same as for the prior year, net interest income declined significantly during the period. Income on loans declined by 4.60 percent, while total investment income in

Table 7.4
Key Financial Performance Indicators, 2012 and 2013

Definition	Importance to the business and management	Achievement 2013	Achievement 2012
Average Return on Liquid Funds	This is a measure of the average return generated or lost due to the investment of liquid funds. In other words, it is a measure of how profitable the liquid assets are in generating revenue to the Bank, pending disbursement for project financing.	1.59%	2.31%
Total Debt to Usable Capital	This is a measure of the Bank's financial leverage calculated by dividing its total debt by usable capital. It indicates what proportion of equity and debt the Bank is using to finance its operations.	47.79%	49.88%
Settlement Failure Rate	This measures the efficiency of the funds' transfer process. Timely settlement of financial obligations is important as a measure of the efficiency of the Bank's processes.	0.22%	0.30%
Timeliness of Preparation of Financial Highlights	Reporting of key financial performance metrics in a timely manner aids decision making by management and facilitates the required corrective action to improve performance.	Within one month of period end	Within one month of period end
Impairment Loss Ratio – Non Sovereign Portfolio only	This KPI represents the impairment on loans as a proportion of the period-end balances. The granting of credit is the main purpose of the Bank and it is also one of the Bank's principal sources of income and risk. The loan loss ratio is an indicator of the quality and recoverability of loans granted to non-sovereign borrowers.	1.25%	1.04%

absolute terms declined by 35.60 percent as a result of the declining short-term interest rates.

- The Bank in 2013 earned income before allocation and distributions approved by the Board of Governors of UA 180.33 million compared to UA 195.71 million in 2012. The decrease in 2013 is primarily driven by lower loan and investment income which decreased from UA 553.64 million in 2012 to UA 465.41 million in 2013. As a result of the increase in impairment provision on non-sovereign-guaranteed loans, impairment charge on loan principal and charges receivable also increased from UA 29.69 million in 2012 to UA 41.14 million for the current period. At December 31, 2013, loan impairment represented 1.25 percent of disbursed and outstanding loans on that date, compared to 1.17 percent at the end of the previous year.

- The Bank's share of the total Bank Group administrative expenses amounted to UA 110.97 million for 2013 compared to UA 107.55 million for 2012, an increase of 3.18 percent. The Bank's share represented 31.19 percent of the total Bank Group administrative expenses in 2013 compared to 33.90 percent in 2012.

- The Bank continues to maintain a strong capital position. Income levels, while under downward pressure due to the factors described earlier, continue to be sufficient to support contributions on behalf of its shareholders to other development initiatives in Africa. Shareholders' equity increased by UA 490 million, from UA 5.34 billion at the end of 2012 to UA 5.83 billion as at December 31, 2013.

Distributions Approved by the Board of Governors

In 2013, the Board of Governors approved distributions from income to various development initiatives in Africa amounting to UA 107.5 million. The beneficiaries of these distributions are listed under Note N to the financial statements. In accordance with the Bank's accounting policies, such distributions are reported as expenses in the year they are approved by the Board of Governors. The Boards of Directors have also agreed to recommend to the Board of Governors, at its Annual Meeting in May 2014, distributions from income totaling UA 120 million to various development initiatives in RMCs.

Administrative Expenses

The Bank has an ongoing responsibility and commitment to ensure maximum efficiency in the management of administrative and capital expenditures, to help maximize the resources available for development financing and technical assistance activities in its member countries. Accordingly, in the management of its administrative and capital expenses, the Bank continues to focus on a high level of budgetary discipline, effective cost controls and proactive cost-recovery programs. Excluding the impact of the actuarial valuation of the Staff benefit Plans, actual administrative expenses incurred were within the approved budgets for the year. For 2014, the Bank's administrative expenditure is budgeted at UA 374.76 million. Management will continue to explore and implement effective and transparent cost management strategies with a view to ensuring that cost outcomes are effectively tracked against the Bank's long-term strategic objectives.

Investments

The Bank's investment strategy is regularly adapted to the rapidly changing global financial market environment with the primary objectives of strengthening the credit quality and liquidity profile of the investment portfolios while limiting the volatility of their returns. Despite a continuing challenging, stressed and, sometimes, volatile financial market environment, the Bank benefited from its conservative investment strategy that allowed its treasury portfolio to continue to perform reasonably well and sometimes above their set benchmark.

The Bank's cash and treasury investments (net of repurchase agreements) as of December 31, 2013 totaled UA 7.04 billion, compared to UA 7.37 billion at the end of 2012. Investment income for 2013 amounted to UA 126.45 million or a return of 1.59 percent on an average liquidity of UA 7.97 billion, compared to an income of UA 197.65 million, or a return of 2.31 percent, on an average liquidity of UA 8.57 billion in 2012.

Even though the portfolio held at fair value significantly outperformed their benchmark during the year, total investment income generated in 2013 was lower than the previous year as (1) the average liquidity invested in 2013 was approximately UA 0.6 billion lower than that of 2012, and (2) the investment portfolio did not benefit from the exceptional credit spreads compression seen in 2012 which generated large capital gains in that year.

The ADB's liquid assets are tranched into 3 portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cash flow and risk profile of its assets and funding sources. These benchmarks are 1-month LIBID for the operational portfolio, and 6-month marked-to-market LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The operational and prudential portfolios are held for trading. The equity-backed portfolio is managed against a repricing profile benchmark with 10 percent of the Bank's net assets repricing uniformly over a period of 10 years, and is held at amortized cost.

Loan Portfolio

The Bank makes loans to its Regional Member Countries and public sector enterprises guaranteed by the government.

Table 7.5
Lending Status, 2009-2013
(UA millions)

	2009	2010	2011	2012	2013
Loans approved*+	5,312.15	2,236.15	2,446.72	1,801.47	1,705.04
Disbursements	2,352.29	1,339.85	1,868.79	2,208.17	1,430.78
Undisbursed Balances	5,002.53	4,855.33	5,301.02	4,463.23	4,490.13

* *Exclude approvals of Special Funds and equity participations.*
\+ *Include guarantees.*

Loans are also extended to private sector enterprises without government guarantee.

Cumulative loans signed, net of cancellations, as at December 31, 2013 amounted to UA 31.11 billion. This is UA 1.40 billion higher than the balance at December 31, 2012 when the cumulative loans signed stood at UA 29.71 billion. Table 7.5 presents the evolution of loans approved, disbursed and undisbursed balances from 2009 to 2013.

Total disbursed and outstanding loans as at December 31, 2013 was UA 11.59 billion, an increase of UA 0.58 billion over the UA 11.01 billion outstanding as at the end of 2012. Undisbursed balances of signed loans at December 31, 2013 totaled UA 4.49 billion, an increase of UA 0.03 billion over the UA 4.46 billion of undisbursed loans at December 31, 2012.

As at December 2013, the number of active loans was 297 while 677 loans amounting to UA 12.10 billion had been fully repaid. A breakdown of the outstanding loan portfolio by product type is presented in Figure 7.1 below:

Figure 7.1
Outstanding Loan Portfolio by Product Type at December 31, 2013 (Percentages)


Single Currency Variable Rate **0.58 %**
Single Currency Floating Rate **19.58 %**
Multi-Currency Fixed Rate **5.46 %**
Multi-Currency Variable Rate **1.23 %**
Single Currency Fixed Rate **73.15 %**

Disbursements

Loan disbursements during 2013 amounted to UA 1.43 billion, compared to UA 2.21 billion in 2012. At December 31, 2013, cumulative disbursements (including non-sovereign loans) amounted to UA 26.62 billion. A total of 870 loans were fully disbursed amounting to UA 23.28 billion, representing 87.45 percent of cumulative disbursements. Loan disbursements in 2013 by country are shown in Table 7.6.

Table 7.6
Loan Disbursements by Country in 2013
(UA millions)

Country	Amount Disbursed
Botswana	9.39
Cabo Verde	13.29
Cameroon	6.25
Côte d'Ivoire	21.48
Egypt	119.42
Equatorial Guinea	1.87
Gabon	23.76
Ghana	17.69
Kenya	10.59
Mauritania	37.63
Mauritius	139.12
Morocco	304.30
Namibia	2.77
Niger	6.18
Nigeria	106.08
Rwanda	11.10
Senegal	20.55
Seychelles	6.49
South Africa	382.59
Togo	4.11
Tunisia	113.40
Uganda	3.18
Zimbabwe	5.23
Multinational	64.31
TOTAL	**1,430.78**

Figure 7.2
Loan Disbursements and Repayments, 2009-2013 (UA millions)


Disbursements
Loan Repayments
2,000
1,500
1,000
500
0
2009
2010
2011
2012
2013

Repayments

Principal loan repayments amounted to UA 767.03 million in 2013 compared to UA 543.14 million realized in 2012, representing an increase of 41.22 percent over the previous year. Cumulative repayments as of December 31, 2013 were UA 15.06 billion compared to UA 14.87 billion at December 31, 2012. Figure 7.2 shows the evolution of loan disbursements and repayments for the period 2009-2013.

Outlook for 2014

Although the continuing uncertainty and challenges in the global macro-economic, political, financial markets and reporting environments are expected to impact the Bank's financial results given their sensitivity to changes in these domains, the Bank will continue to monitor such impacts on the volume of its lending and the timing of repayment of its loans to ensure that its development mandate is not significantly adversely affected. In 2013, the Bank approved a new ten-year strategy which will shape its operations over the ten-year period of 2013 to 2022. The ten-year strategy defined the objectives and areas of operational priorities for the Bank. The strategy focuses on two objectives of inclusive growth and transition to green growth, with five operational priorities including infrastructure development, regional integration, private sector development, governance and accountability, and skills and technology. In implementing the ten-year strategy and as an integral part of the two objectives, the Bank will pay particular attention to fragile states, agriculture and food security, and gender. The operational activities of the Bank in 2014 and subsequent years will be guided by the new strategy.

During 2014 the Bank is expected to complete its move back to its statutory headquarters in Abidjan, in Cote d'Ivoire. While this move is expected to restore stability and therefore efficiency in the Bank's operational set up in the long term, in the short term, it will result in an increase in the level of administrative expenses, particularly for 2014 and 2015.

Managing Continuing Volatility through Flexibility and Responsiveness

The anticipated continuing volatility in the financial markets and in the operating economic environment will likely continue to put pressure on the Bank's business model and processes and the flexibility to deliver in a variety of market conditions going forward. At the same time, the continuing impact of sociopolitical instability in certain parts of the continent is resulting in rapid changes in the economic environment and increased expectations from these borrowing member countries for an appropriate response. These changes are creating new opportunities for innovation and diversification of the Bank's portfolio in these countries and all across the rest of sub-Saharan Africa where the Bank's lending portfolio has traditionally been low. However, by continuing to put its RMCs clients' needs at the center of its business operations and taking proactive steps to further reduce costs and improve operational efficiency, the Bank expects to continue to enhance its support for economic growth in its RMCs more broadly and generate the required target financial returns over time.

The Bank has taken significant strategic steps to ensure that it has the necessary flexibility and responsiveness not only to sustain growth in its business operations but also to meet the challenges ahead. The launching and implementation of its long-term strategy is a key pillar in this regard. The ongoing institutionalization of the "One Bank" business model across its operations is also expected to further facilitate the harnessing of development resources to those of its sister institutions, the African Development Fund and the Nigeria Trust Fund, for the benefit of its RMCs. These initiatives, together with the Bank's rock-solid capital, liquidity and strong funding positions means that the Bank is well positioned to effectively support its Regional Member Countries in the challenging times ahead.

At the corporate level the ongoing fine-tuning of the Bank's organization structure and the recent additional IT investments made by the Bank via the upgrade to its integrated SAP ERP system is expected to drive operational efficiency and the delivery of faster and more efficient service to customers. This should also enhance a more effective cost monitoring and management. The move back to its headquarters also requires the Bank's information technology system to be carefully managed including ensuring that the data centre is optimally located so as to facilitate the necessary real-time access and system availability to support the Bank's business needs and provide business continuity with connectivity across the Bank's entire IT infrastructure network.

African Development Bank
Financial Statements and Report of the Independent Auditor Year ended December 31, 2013

BALANCE SHEET AS AT DECEMBER 31, 2013
(UA thousands – Note B)

ASSETS		2013	2012
CASH		954,133	881,453
DEMAND OBLIGATIONS		3,801	3,801
TREASURY INVESTMENTS (Note F)		6,085,451	6,487,512
DERIVATIVE ASSETS (Note G)		985,959	1,558,333
NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)		1,204	1,974
ACCOUNTS RECEIVABLE			
Accrued income and charges receivable on loans (Note I)	188,374		195,212
Other accounts receivable	655,481		567,456
		843,855	762,668
DEVELOPMENT FINANCING ACTIVITIES			
Loans, net (Notes D & I)	11,440,695		10,885,804
Hedged loans – Fair value adjustment (Note G)	32,494		86,854
Equity participations (Note J)	525,013		438,555
Other securities (Note K)	82,901		76,537
		12,081,103	11,487,750
OTHER ASSETS			
Property, equipment and intangible assets (Note L)	40,672		30,421
Miscellaneous	543		641
		41,215	31,062
TOTAL ASSETS		**20,996,721**	**21,214,553**

The accompanying notes to the financial statements form part of this statement.

LIABILITIES & EQUITY		2013	2012
ACCOUNTS PAYABLE			
Accrued financial charges	432,341		440,804
Other accounts payable	813,773		1,642,268
		1,246,114	2,083,072
DERIVATIVE LIABILITIES (Note G)		971,852	512,596
BORROWINGS (Note M)			
Borrowings at fair value	12,127,916		12,175,956
Borrowings at amortized cost	819,528		1,102,844
		12,947,444	13,278,800
EQUITY (Note N)			
Capital			
Subscriptions paid	3,147,084		2,839,475
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(172,654)		(166,825)
Subscriptions paid (net of CEAS)	2,974,430		2,672,650
Reserves	2,856,881		2,667,435
Total equity		5,831,311	5,340,085
TOTAL LIABILITIES & EQUITY		**20,996,721**	**21,214,553**

INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2013
(UA thousands – Note B)

	2013	Restated (Notes B & C) 2012
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans (Note O)	335,012	351,164
Investments and related derivatives (Note O)	131,242	199,345
Other securities	3,949	4,827
Total income from loans and investments	470,203	555,336
Borrowing expenses (Note P)		
Interest and amortized issuance costs	(302,992)	(356.410)
Net interest on borrowing-related derivatives	111,850	139,156
Unrealized losses on borrowings, related derivatives and others	34,108	(10,172)
Loss on sale of investment at amortized cost (Note O)	(4,796)	(1,698)
Impairment charge (Note I)		
Loan principal	(22,886)	(12,339)
Loan charges	(18,249)	(17,349)
Impairment recovery/(charge) on equity investments (Note J)	758	(49)
Net impairment recovery on investments	9,191	288
Translation gains/(losses)	13,334	(2,266)
Other income	12,456	15,288
Net operational income	302,977	309,785
OTHER EXPENSES		
Administrative expenses (Note Q)	(110,969)	(107,546)
Depreciation – Property, equipment and intangible assets (Note L)	(6,697)	(4,586)
Sundry expenses	(4,982)	(1,940)
Total other expenses	(122,648)	(114,072)
Income before distributions approved by the Board of Governors	180,329	195,713
Distributions of income approved by the Board of Governors (Note N)	(107,500)	(110,000)
NET INCOME FOR THE YEAR	**72,829**	**85,713**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013
(UA thousands – Note B)

	2013	Restated (Notes B & C) 2012
NET INCOME FOR THE YEAR	72,829	85,713
OTHER COMPREHENSIVE INCOME		
Items that will not be reclassified to profit or loss		
Net gains on financial assets at fair value through "other comprehensive income"	24,629	55,299
Unrealized gain on fair-valued borrowings arising from "own credit"	46,083	79,984
Remeasurements of defined benefit liability	45,905	(89,742)
Total items that will not be reclassified to profit or loss	116,617	45,541
Total other comprehensive income	116,617	45,541
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**189,446**	**131,254**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2013
(UA thousands – Note B)

			Reserves				
	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Remeasurements of Defined Benefit Liability	Net (Losses)/ Gains on Financial Assets at Fair Value through Other Comprehensive Income	Unrealized (Losses)/ Gains on Fair-Valued Borrowings Arising from "Own Credit"	Total Equity
BALANCE AT JANUARY 1, 2012	2,505,975	(160,633)	2,803,296	(166,403)	(37,203)	(63,509)	4,881,523
Net income for the year before restatement	-	-	88,618	-	-	-	88,618
Effect of revised IAS 19	-	-	(2,905)	-	-	-	(2,905)
Restated net income for the year	-	-	85,713	-	-	-	85,713
Other comprehensive income							
Net losses on financial assets at fair value through "other comprehensive income"	-	-	-	-	55,299	-	55,299
Unrealized loss on fair-valued borrowings arising from "own credit"	-	-	-	-	-	79,984	79,984
Remeasurements of defined benefit liability	-	-	-	(92,647)	-	-	(92,647)
Effect of revised IAS 19	-	-	2,905	-	-	-	2,905
Total other comprehensive income	-	-	2,905	(92,647)	55,299	79,984	45,541
Net increase in paid-up capital	333,500	-	-	-	-	-	333,500
Net conversion losses on new subscriptions	-	(6,192)	-	-	-	-	(6,192)
BALANCE AT DECEMBER 31, 2012 AND JANUARY 1, 2013	**2,839,475**	**(166,825)**	**2,891,914**	**(259,050)**	**18,096**	**16,475**	**5,340,085**
Net income for the year	-	-	72,829	-	-	-	72,829
Other comprehensive income							
Net gains on financial assets at fair value through "other comprehensive income"	-	-	-	-	24,629	-	24,629
Unrealized gain on fair-valued borrowings arising from "own credit"	-	-	-	-	-	46,083	46,083
Remeasurements of defined benefit liability	-	-	-	45,905	-	-	45,905
Total other comprehensive income	-	-	-	45,905	24,629	46,083	116,617
Net increase in paid-up capital	307,609	-	-	-	-	-	307,609
Net conversion losses on new subscriptions	-	(5,829)	-	-	-	-	(5,829)
BALANCE AT DECEMBER 31, 2013	**3,147,084**	**(172,654)**	**2,964,743**	**(213,145)**	**42,725**	**62,558**	**5,831,311**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013
(UA thousands – Note B)

	2013	Restated (Notes B & C) 2012
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income	72,829	85,713
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,697	4,586
Provision for impairment on loan principal and charges	41,135	29,687
Unrealized losses/(gains) on investments and related derivatives	23,294	(10,680)
Amortization of discount or premium on treasury investments at amortized cost	(4,670)	(8,709)
Provision for impairment on treasury investments	(9,191)	(288)
Provision for impairment on equity investments	(758)	49
Amortization of borrowing issuance costs	26,277	6,488
Unrealized (gains)/losses on borrowings, related derivatives and others	(65,995)	10,172
Translation losses	(13,334)	2,266
Share of profits in associate	489	397
Net movements in derivatives	3,914	52,196
Changes in accrued income on loans	(1,683)	(16,887)
Changes in accrued financial charges	(8,463)	5,551
Changes in other receivables and payables	(811,180)	162,335
Net cash (used in)/provided by operating activities	(740,639)	322,876
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(1,430,781)	(2,208,170)
Repayments of loans	767,028	543,145
Investments maturing after 3 months of acquisition:		
Investments at amortized cost	(209,494)	342,283
Investments at fair value through profit or loss	400,855	88,689
Acquisition of fixed assets	(16,952)	(22,387)
Disposal of fixed assets	5	76
Disbursements on equity participations	(85,875)	(77, 083)
Repayments on equity participations	19,252	8,695
Net cash used in investing, lending and development activities	(555,962)	(1,324,752)
FINANCING ACTIVITIES:		
New borrowings	4,892,935	4,151,028
Repayments on borrowings	(4,050,175)	(3,648,034)
Net cash from capital subscriptions	301,780	328,378
Net cash provided by financing activities	1,144,540	831,372
Effect of exchange rate changes on cash and cash equivalents	7,738	(1,236)
Decrease in cash and cash equivalents	(144,323)	(171,740)
Cash and cash equivalents at the beginning of the year	1,411,843	1,583,583
Cash and cash equivalents at the end of the year	**1,267,520**	**1,411,843**
COMPOSED OF:		
Investments maturing within 3 months of acquisition:		
Investments at fair value through profit or loss	313,387	530,390
Cash	954,133	881,453
Cash and cash equivalents at the end of the year	**1,267,520**	**1,411,843**
SUPPLEMENTARY DISCLOSURE:		
1. Operational cash flows from interest and dividends:		
Interest paid	(199,605)	(207,908)
Interest received	499,001	535,790
Dividend received	4,394	4,292
2. Movement resulting from exchange rate fluctuations:		
Loans	89,841	23,515
Borrowings	(852,269)	(196,071)
Currency swaps	803,065	181,222

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2013

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's headquarters is located in Abidjan, Côte d'Ivoire. However, since February 2003, the Bank has managed its operations largely from its temporary relocation facilities in Tunis, Tunisia. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement Establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies applied by the Bank in preparation of the financial statements are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank's right to receive the dividends is established in accordance with IAS 18 – Revenue.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of the underlying transactions, events and conditions of the Bank conducted in different currencies. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at December 31, 2013 and 2012 are reported in Note V-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are African and non-African countries, committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of December 31, 2013, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

1) Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets.

2) Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses as well as the difference between expected and real return on assets are recognized immediately in other comprehensive income in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's post-employment medical benefit obligations, net of the fair value of plan assets.

Further details and analysis of the Bank's employees benefits are included in Note R – Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and, accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVTOCI). In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized Cost

A financial asset is classified as at 'amortized cost' only if the asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified as at fair value through profit or loss.

Financial assets at amortized cost include some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred; as such amounts are considered insignificant. The amortization of loan origination fee is included in income from loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)

Debt instruments that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, debt instruments that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii) Financial Assets at Fair Value through Other Comprehensive Income (FVTOCI)

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVTOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in the profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank

balance sheet, and securities received under resale agreements are not recorded on the Bank balance sheet. In cases where the Bank enters into a "reverse repo" – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement is recognized in the statement of financial position and the underlying asset is not recognized in the financial statements.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i) Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the provisions of IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii) Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank's "own credit" risk is recognized in other comprehensive income. Changes in fair value attributable to the Bank's credit risk are not subsequently reclassified to profit or loss.

iii) Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at December 31, 2013, the Bank had hybrid financial assets that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives were stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

Assets Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or investment carried at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to offset the recognized amounts. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note D.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement.
Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and more simple financial instruments, like interest rate and currency swaps that use only observable market data and require little management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The underlying assets of entities in which the Bank has equity investments are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's equity participations is measured as the Bank's percentage ownership of the net asset value of the funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are reported in these financial statements for disclosure purposes only and represents Management's best measures of the present value of the expected cash flows of these loans. The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which is the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans. An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement. The estimated fair value of loans is disclosed in Note I.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed and the evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument, (ii) the fair value arrived at represents actual market transactions, (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Profit and Loss

The fair value of a financial instrument at initial recognition is based on fair value as defined under IFRS 13. A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a fair value which is not defined under IFRS 13. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is not based on quoted prices in an active market at the measurement date. Such financial instruments are initially recognized at the transaction price although the value obtained from the relevant market participants may differ. The difference between the transaction price and the fair value measurement that is not evidenced by a quoted price in an active market or by a valuation technique that uses only observable market data, commonly referred to as "day one profit and loss", is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument's fair value can be measured using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, "Investments in Associates and Joint Ventures", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's

share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At December 31, 2013, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain other member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes may be funded from amounts previously transferred to surplus account or from the current year's income.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost and Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly and those with embedded derivatives without separating the derivative.

Consolidation – The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Financial Assets Measured at Amortized Cost – At each financial statements reporting date, the Bank reviews its financial assets measured at amortized cost for impairment. The Bank first assesses whether objective evidence of impairment exists for individual assets. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the asset's original effective interest rate and comparing this amount to the asset's net carrying amount. Determining the amount and timing of future cash flows on impaired assets requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed asset, that asset is included in a group of assets with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of assets may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value

of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes 'observable' requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount is based on market yields at the end of the year of high-quality corporate bonds in the currencies comprising the Bank's UA, and the estimates for the other variables are based on the bank best judgment.

Events after the Balance Sheet date

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

Reclassification and Restatement

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current year. These reclassifications have no significant impact on previously reported result. Also, the application of the amendments to IAS 19 resulted in the restatement of the 2012 income statement and statement of other compressive income. As a result of the restatement, the net income previously reported for 2012 has been reduced by UA 2.90 million with a compensating increase of the same amount in the other comprehensive income. Reserves as previously reported in the balance sheet remained unchanged.

NOTE C – THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

At the date of issue of these financial statements, the following new and amended International Financial Reporting Standards and Interpretations were effective for application by the Bank and have been applied in preparing these financial statements. In addition the revisions to IAS 32 which becomes effective on January 1, 2014, have been early adopted by the Bank due to their linkages with those in IFRS 7 which became effective on January 1, 2013.

IFRS 10: "Consolidated Financial Statements"

IFRS 10 replaces the portion of IAS 27, "Consolidated and Separate Financial Statements", that addresses the accounting for consolidated financial statements. It introduces a new control model to determine whether an investee should be consolidated. This IFRS defines the principle of control and establishes control as the sole basis for determining which entities should be consolidated by the reporting entity. It also establishes principles for the presentation and preparation of consolidated financial statements when an entity has determined that it controls one or more other entities. Compared with the requirements that were in IAS 27, the changes introduced by IFRS 10 require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by the Bank.

IFRS 10 is effective for annual periods beginning on or after January 1, 2013 but its adoption has no effect on the Bank's financial statements because, based on the control criteria, management does not consider that any entities with which the Bank is involved, excluded from consolidation need to be included following the adoption of the new standard.

IFRS 12: "Disclosure of Interest in Other Entities"

IFRS 12 is effective for annual periods beginning on or after January 1, 2013. IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be applied by an entity that has an interest in any of the following entities: subsidiaries; joint arrangements; associates; and unconsolidated structured entities. This standard requires disclosures of interests in subsidiaries and associates and

also expands the disclosure requirements for unconsolidated structured entities. The new disclosures also cover, among other issues, judgments made in determining if the entity controlled, has joint control or significant influence over an entity.

Following the adoption of IFRS 10 an assessment, of the Bank's relationship with the African Development Fund (ADF) in which it exercises a 50 percent voting power as stipulated in the Agreement establishing the Fund, was made for possible consolidation. The Agreement establishing the Fund also stipulates that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. As at December 31, 2013 the pro-rata share of the Bank in the net assets of ADF was 0.54 percent. Further the Bank does not derive any right to variable returns from its relationship with the ADF. Consequently, the ADF cannot be consolidated in the Bank's financial statements as the conditions for consolidation under IFRS 10 are not fully met. Detailed disclosure relating to the relationship of the Bank to non-consolidated entities are presented in Note J of these financial statements.

The adoption of IFRS 12 has no significant impact on the Bank's financial position or performance as it only relates to disclosures.

IFRS 13: "Fair Value"

IFRS 13 defines fair value; sets out in a single IFRS a framework for measuring fair value; and requires disclosures about fair value measurements.

IFRS 13 explains how to measure fair value for financial reporting which is a market-based measurement, not an entity-specific measurement. It does not require fair value measurements in addition to those already required or permitted by other standards and is not intended to establish valuation standards or affect valuation practices outside financial reporting. However, this standard expands the concepts and principles behind fair valuation. In addition, extensive disclosures about fair value are required under IFRS 13, and in particular when an entity relies on unobservable valuation inputs under the "level 3" fair valuation hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Bank believes that there is no significant impact of this standard on its financial position or performance. However, in response to the expanded disclosure requirements, additional disclosures relating to information about the sensitivity of fair value measurements to changes in unobservable estimation inputs and a detailed commentary on the Bank's valuations methods and procedures have been provided in the relevant Notes to these financial statements.

IAS 19 Revised: "Employee Benefits"

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The key changes in the amended standard involve the elimination of the option to defer the recognition of actuarial gains and losses, known as the 'corridor method'. Accordingly, under the amended standard, all actuarial gains and losses have to be recognized immediately in OCI. In addition, an entity is no longer able to recognize in profit or loss the long term expected return on assets held and; past service costs are now recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized. Finally, the amended standard requires enhanced disclosures about defined benefit plans, including quantitative sensitivity.

Other than the enhanced disclosures about defined benefit plans, the adoption of the amended IAS 19 will only affect the Bank to the extent of the changes in the basis for determining the income or expense related to net defined benefit plans. The Bank now determines this by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period, taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Previously interest income or expense on plan assets was determined by the Bank based on their long-term rate of expected return. As actuarial valuations are carried out annually, at the end of the year, the change in accounting policy had no impact on net assets as at December 31, 2012 and December 31, 2013.

In accordance with the exception to retrospective application, provided for in the amendments, the Bank has opted not to adjust the carrying amount of assets outside the scope of IAS 19 such as property, plant and equipment for changes in employee benefit costs that were included in their carrying amount before the date of initial application.

The application of the amendments to IAS 19 resulted in the restatement of the 2012 income statement and the statement of other comprehensive income. As a result of the restatement, the 2012 net income was reduced by UA 2.90 million with an increase of the same amount in other comprehensive income with no change to the previously reported reserves in the 2012 balance sheet.

IFRS 7: "Financial Instruments: Disclosures" and IAS 32: "Financial Instruments: Presentation"

In December 2011, IASB issued new disclosure requirements in respect of the effect of offsetting arrangements on an entity's financial position, as part of a common project with the US Financial Accounting Standards Board (FASB). The new requirements are set out in "Disclosures-Offsetting Financial Assets and Financial Liabilities" (amendment to IFRS 7), and are related to financial assets and liabilities that are offset in the statement of financial position or that are subject to master netting arrangements or similar agreements. As part of the same project, the IASB also published "Disclosures-Offsetting Financial Assets and Financial Liabilities" (amendment to IAS 32) clarifying the offsetting criteria in IAS 32 to address inconsistency in their application.

The amendments to IFRS 7 are to be applied in the financial statements for the annual periods beginning on or after January 1, 2013 with those relating to IAS 32 being effective from annual periods beginning on or after January 1, 2014. The application of the amendments relating to IFRS 7 revisions have no impact on the financial position or performance of the Bank as the amendments primarily relate to disclosure and presentation of financial instruments and derivatives which are offset in the statement of financial position or are part of an enforceable master netting arrangements or similar agreements. The Bank has early adopted the revisions to IAS 32 but the application has no impact on the financial position of the Bank as the amendments merely clarify the offsetting criteria and how these are to be applied in practice.

NOTE D – RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profiles and performance to ensure compliance with the underlying policies.

Three management level committees perform monitoring and oversight roles: the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. The Credit Risk Committee (CRC) ensures effective implementation of the Bank's credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations, prior to their submission to OPSCOM. OPSCOM is chaired by the First Vice President and Chief Operating Officer and reviews all operational activities before they are submitted to the Board of Directors for approval.

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves proposed strategies to manage the Bank's balance sheet. The Credit Risk Committee is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst other responsibilities. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

Day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-

to-day compliance with those policies and guidelines. In late 2013, a Group Chief Risk Officer position was created reporting directly to the President of the Bank.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (10 percent), with sovereign and non-sovereign operations sharing equally the remaining balance (45 percent each).

Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Capital Adequacy Policy, the General Authority on Asset Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority) and the Bank's Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment operations.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign and enclave projects; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

The Bank's maximum exposure to credit risk before collateral received or other credit enhancements for 2013 and 2012 is as follows:

(UA thousands)

Assets	2013	2012
Cash	954,133	881,453
Demand obligations	3,801	3,801
Treasury investments at amortized cost	3,110,539	2,898,638
Treasury investments at fair value	2,974,912	3,597,839
Derivative assets	985,959	1,558,333
Non-negotiable instruments on account of capital	1,204	1,974
Accrued income and charges receivable on loans	394,699	393,016
Other accounts receivable	683,950	540,002
Loans	11,585,840	11,014,312
Equity participations	574,656	488,467
Other debt securities	82,901	76,537

1) Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions and the conduciveness of its business environment.

Country Exposure

The Bank's exposures as at December 31, 2013 to borrowing member countries as well as the private sector and enclave projects from its lending activities are summarized below:

(Amounts in UA thousands)

Country	N° of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balances	Outstanding Balances	% of Total Outstanding Loans
Botswana	3	1,072,013	-	125,357	946,656	8.17
Cabo Verde	6	118,441	-	53,959	64,482	0.56
Cameroon	1	24,977	-	17,197	7,780	0.07
Congo	2	5,470	-	-	5,470	0.05
Côte d'Ivoire	1	2,894	-	-	2,894	0.02
Democratic Republic of Congo	10	552,817	-	-	552,817	4.77
Egypt	13	1,589,506	-	521,352	1,068,154	9.22
Equatorial Guinea	3	65,403	-	61,218	4,185	0.04
Ethiopia	1	97	-	-	97	-
Gabon	11	526,388	-	283,776	242,612	2.09
Mauritius	8	472,343	-	194,977	277,366	2.39
Morocco	48	3,585,651	-	1,153,636	2,432,015	20.99
Namibia	5	210,976	-	184,594	26,382	0.23
Nigeria	5	299,414	-	194,805	104,609	0.90
Seychelles	4	26,555	-	6,494	20,061	0.17
Somalia**	3	4,264	-	-	4,264	0.04
South Africa	8	1,777,599	-	667,355	1,110,244	9.58
Sudan** (1)	4	52,083	-	-	52,083	0.45
Swaziland	5	32,808	-	-	32,808	0.28
Tunisia	35	2,252,253	-	385,946	1,866,307	16.11
Zimbabwe**	12	194,650	-	-	194,650	1.68
Multinational	2	20,886	-	-	20,886	0.18
Total Public Sector	**190**	**12,887,488**	**-**	**3,850,666**	**9,036,822**	**77.99**
Total Private Sector	**107**	**3,947,556**	**759,072**	**639,466**	**2,549,018**	**22.01**
Total	**297**	**16,835,044**	**759,072**	**4,490,132**	**11,585,840**	**100.00**

* *Excludes fully repaid loans and canceled loans.*

** *Countries in non-accrual status as at December 31, 2013.*

(1) *The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the current state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between the North and South Sudan. At the end of December 2013, no decision has been taken by the states of the North and South Sudan regarding the terms and conditions of such exchange.*

Slight differences may occur in totals due to rounding.

The Bank is also exposed to some of its borrowers on account of trade finance and repayment guarantees for an amount of UA 73.78 million of which UA 72.73 million relate to trade finance as at December 31, 2013.

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework, through underlying models and their associated risk factors that have been optimized to ensure more predictive power of the rating parameters and to better align with widely-used rating scales and ensure consistency with best practices. The credit risk assessment is measured using a uniform internal 22-grade master scale, optimized to provide: (i) increased granularity; (ii) better differentiation between obligors; (iii) smoother grade distribution to alleviate the current grade concentration; and finally (iv) to create a common framework when communicating credit risks to risks takers. The level of granularity helps in measuring probabilities of default in order to better differentiate between obligors.

The credit ratings at the sovereign level are derived from a risk assessment of five risk indices that include macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement rating scales compared with the international rating scales:

		International Ratings		
Risk Class	**Revised Rating Scale**	**S&P – Fitch**	**Moody's**	**Assessment**
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special Attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 2.73 at the end of December 2013, compared to 2.38 as of December 31, 2012. The distribution of the sovereign portfolio across the Bank's five risk classes is shown in the table below:

	Risk Profile of the Outstanding Sovereign-Guaranteed Loan Portfolio				
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2013	54%	24%	12%	9%	1%
2012	73%	15%	1%	10%	1%
2011	70%	15%	1%	13%	1%
2010	76%	2%	5%	13%	4%
2009	44%	33%	6%	13%	4%
2008	37%	33%	6%	16%	8%

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5% on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential Expected Losses (EL) and Unexpected Losses (UL) related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of December 2013, the Bank's public sector loan portfolio used up to 27.7% percent of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to private sector borrowers and to enclave projects, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to assess the risk of every project at entry. The models are tailored to the specific characteristics and nature of the transactions. The result of the credit risk assessment is measured using a uniform internal 22-grade master scale as described above.

Non-sovereign transactions are grouped into the following three main categories: a) project finance; b) financial institutions; and c) private equity funds. Internal credit ratings are derived on the basis of pre-determined critical factors.

a) Project Finance

The first factor involves the overall evaluation and assessment of the borrower's financial strength. This assesses:

Primarily, i) the capacity of the project to generate sufficient cash flow to service its debt; ii) the company's operating performance and profitability; and iii) the project company's capital structure, financial flexibility and liquidity positions.

Secondly, the following, four main non-financial parameters are analyzed: i) the outlook of the industry in which the project company operates; ii) the competitive position of the project company within the industry; iii) the strength of the project company's management with particular emphasis on its ability to deal with adverse conditions; and iv) the quality of the information on which the analysis is based.

Finally, the project company's risk rating is adjusted to reflect the overall host country risk rating.

b) Financial Institutions

The assessment of financial institutions follows the uniform rating system commonly referred to as the CAMELS model: i) Capital adequacy – analyses of the composition, adequacy and quality of the institution's capital; ii) Asset quality, operating policies and procedures and risk management framework; iii) Management quality and decision-making framework; iv) Earnings and market position – an evaluation of the quality and level of profitability; v) Liquidity and funding adequacy – an assessment focusing on the entity's ability to access debt market; and vi) Sensitivity to market risk – an assessment of the impact of interest rate changes and exchange rate fluctuations.

c) Private Equity Funds

The assessment of Private Equity Funds takes into consideration the analysis of the following qualitative and quantitative factors:

- Financial strength and historic fund performance;
- Investment strategy and risk management;
- Industry structure;
- Management and corporate governance; and
- Information quality.

All new non-sovereign projects require an initial credit rating and undergo a rigorous project approval process. The Non-Sovereign Working Group of the CRC reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend changes for approval by CRC if justified by evolving country and project conditions.

Since 2009, the Bank has been increasing its non-sovereign loan and equity exposures. The weighted-average risk rating was 3.58 at the end of 2013 compared to 3.47 at the end of 2012. The distribution of the non-sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

	Risk Profile of the Outstanding Non-Sovereign Loan and Equity Portfolio				
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2013	36%	17%	31%	14%	2%
2012	33%	19%	36%	9%	3%
2011	36%	20%	35%	5%	4%
2010	24%	20%	30%	24%	2%
2009	27%	18%	28%	24%	3%
2008	13%	16%	41%	28%	2%

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of 2013, the cumulative impairment allowance to cover the incurred loss on impaired loan principal in the non-sovereign portfolio was UA 52.49 million compared to UA 34.96 million at the end of 2012.

In addition to private sector lending, the Bank makes equity investments in private sector entities, either directly or through investment funds.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from Basel II Advanced Internal Rating-Based Approach (IRB). At the end of December 2013, the Bank's non-sovereign portfolio required as risk capital approximately 28 percent of the Bank's total on-balance sheet risk capital sources. This level is still below the limit of 45 percent determined by the Bank for total non-sovereign operations. Out of the Bank's non-sovereign portfolio, equity participations consumed as risk capital, approximately 10.4 percent of the Bank's total on-balance sheet risk capital sources. This is still below the statutory limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure the maintenance of an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank's total risk capital. This threshold and other determinants of country limit allocation are clearly spelt out in the Bank's capital adequacy framework.

In the revised capital adequacy and exposure management approved by the Board in May 2011, the 15 percent (of the Bank's total risk capital) global country concentration limit is meant to allow for adequate portfolio diversification. However, in order to ensure that: (i) the allocation in aggregate does not exceed 100 percent of risk capital available for core lending activities, and (ii) there is fairness of allocation among RMCs, a Performance-Based Adjusted Country Limits formula (PACL) is used.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

3) Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk; however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
MBS/ABS	AAA Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank's derivative exposures and their credit rating profiles are shown in the tables below :

(Amounts in UA millions)

	Derivatives			Credit Risk Profile of Net Exposure		
	Notional Amount	Fair Value*	Net Exposure**	AAA	AA+ to AA-	A+ and lower
2013	15,898	544	134	0%	90%	10%
2012	15,209	1,047	109	0%	54%	46%
2011	15,393	1,192	146	0%	68%	32%
2010	14,504	1,090	96	0%	80%	20%
2009	13,503	288	84	13%	45%	42%

** Fair value net of collateral.*
*** After collateral received in cash or securities.*

The financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement as at December 31, 2013, are summarized below:

Financial Assets Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

				Related Amounts not Set Off in the Statement of Financial Position		
December 31, 2013	Gross Amounts of Recognized Financial Assets	Gross Amounts of Recognized Financial Liabilities Set Off in the Statement of Financial Position	Net Amounts of Financial Assets Presented in the Statement of Financial Position	Financial Instruments	Collateral Received	Net Amount
Derivative financial instruments	654	(110)	544	-	(408)	136
Total	**654**	**(110)**	**544**	**-**	**(408)**	**136**

Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

				Related Amounts not Set Off in the Statement of Financial Position		
December 31, 2013	Gross Amounts of Recognized Financial Liabilities	Gross Amounts of Recognized Financial Assets Set Off in the Statement of Financial Position	Net Amounts of Financial Liabilities Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Pledged	Net amount
Derivative financial instruments	880	(290)	590	-	3	593
Total	**880**	**(290)**	**590**	**-**	**3**	**593**

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

The credit exposure of the investment and related derivative portfolios continues to be dominated by highly rated counterparties as shown in the table below. The proportion of exposure to AAA-rated entities decreased from the previous year as a result of the downgrade of some agencies.

	Credit Risk Profile of the Investment and Derivative Portfolios		
	AAA	AA+ to AA-	A+ and lower
2013	51%	44%	5%
2012	62%	31%	7%
2011	58%	33%	9%
2010	69%	24%	7%
2009	65%	25%	10%
2008	59%	21%	20%

The Bank's exposure to the stressed Eurozone economies remains limited to approximately UA 25 million or less than 1 percent of the portfolio.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards. At the end of December 2013, the Bank's counterparty credit portfolio including all investments and derivative instruments required as risk capital 1.4 percent of the Bank's total on-balance sheet risk capital sources.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate hair-cuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at December 31, 2013 and 2012 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2013

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	20,939	321,036	(5,879)	225,641	37,294	25,705	(75,190)	113,465
Borrowings at fair value	12,127,916	13,836,576	2,705,544	1,004,655	2,915,874	1,394,405	2,517,315	3,298,783
	12,148,855	14,157,612	2,699,665	1,230,296	2,953,168	1,420,110	2,442,125	3,412,248
Financial liabilities without derivatives								
Accounts payable	1,246,114	1,246,114	1,246,114	-	-	-	-	-
Borrowings at amortized cost	819,528	1,260,612	89,778	364,180	52,024	44,045	80,605	629,980
	2,065,642	2,506,726	1,335,892	364,180	52,024	44,045	80,605	629,980
Total financial liabilities	**14,214,497**	**16,664,338**	**4,035,557**	**1,594,476**	**3,005,192**	**1,464,155**	**2,522,730**	**4,042,228**
Represented by:								
Derivative liabilities	20,939	321,036	(5,879)	225,641	37,294	25,705	(75,190)	113,465
Accounts payable	1,246,114	1,246,114	1,246,114	-	-	-	-	-
Borrowings	12,947,444	15,097,188	2,795,322	1,368,835	2,967,898	1,438,450	2,597,920	3,928,763

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2012

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	(993,780)	(1,033,780)	45,126	(239,959)	(306,862)	(51,961)	19,694	(499,818)
Borrowings at fair value	12,175,956	13,265,739	3,337,816	2,169,485	1,001,629	2,540,107	1,243,953	2,972,749
	11,182,176	12,231,959	3,382,942	1,929,526	694,767	2,488,146	1,263,647	2,472,931
Financial liabilities without derivatives								
Accounts payable	2,083,072	2,083,072	2,083,072	-	-	-	-	-
Borrowings at amortized cost	1,102,844	1,603,018	406,258	77,260	321,898	43,719	43,719	710,164
	3,185,916	3,686,090	2,489,330	77,260	321,898	43,719	43,719	710,164
Total financial liabilities	**14,368,092**	**15,918,049**	**5,872,272**	**2,006,786**	**1,016,665**	**2,531,865**	**1,307,366**	**3,183,095**
Represented by:								
Derivative liabilities	(993,780)	(1,033,780)	45,126	(239,959)	(306,862)	(51,961)	19,694	(499,818)
Accounts payable	2,083,072	2,083,072	2,083,072	-	-	-	-	-
Borrowings	13,278,800	14,868,757	3,744,074	2,246,745	1,323,527	2,583,826	1,287,672	3,682,913

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and Tunisian Dinar.

Net currency position at December 31, 2013 and 2012 was as follows:

Net Currency Position at December 31, 2013

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Subtotal	Units of Account	Total
Assets								
Cash	75,461	3,444	-	8,437	866,791	954,133	-	954,133
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value [(a)]	1,085,492	1,836,259	14,700	27,470	46,037	3,009,958	-	3,009,958
Investments at amortized cost	1,110,603	1,254,194	69,973	675,769	-	3,110,539	-	3,110,539
Non-negotiable instruments on account of capital	-	1,204	-	-	-	1,204	-	1,204
Accounts receivable	216,282	341,457	38,384	42,990	219,279	858,392	(14,537)	843,855
Loans	5,402,723	4,749,216	284,405	2,399	1,034,446	11,473,189	-	11,473,189
Equity participations	66,382	354,154	-	-	42,379	462,915	62,098	525,013
Other securities	-	20,998	-	-	61,903	82,901	-	82,901
Other assets	-	-	-	-	-	-	41,215	41,215
	7,956,943	8,560,926	407,462	757,065	2,274,636	19,957,032	88,776	20,045,808
Liabilities								
Accounts payable	139,145	35,487	(90,124)	(668)	(1,057,128)	(973,288)	(272,826)	(1,246,114)
Borrowings	(53,696)	(7,909,731)	(1,007,961)	-	(3,976,056)	(12,947,444)	-	(12,947,444)
Currency swaps on borrowings and related derivatives [(b)]	(6,012,085)	2,103,779	1,070,138	-	2,817,229	(20,939)	-	(20,939)
	(5,926,636)	(5,770,465)	(27,947)	(668)	(2,215,955)	(13,941,671)	(272,826)	(14,214,497)
Currency position of equity as at December 31, 2013	**2,030,307**	**2,790,461**	**379,515**	**756,397**	**58,681**	**6,015,361**	**(184,050)**	**5,831,311**
% of subtotal	**33.75**	**46.39**	**6.31**	**12.57**	**0.98**	**100.00**	**-**	**100.00**
SDR composition as at December 31, 2013	**37.84**	**42.84**	**7.46**	**11.86**	**-**	**100.00**	**-**	**100.00**

(a) Investments measured at fair value comprise:	
Investments measured at fair value	2,974,912
Derivative assets	35,659
Derivative liabilities	(613)
Amount per statement of net currency position	3,009,958
(b) Currency swaps on borrowings comprise:	
Derivative assets	950,300
Derivative liabilities	(971,239)
Net swaps on borrowings per statement of net currency position	(20,939)

Net Currency Position at December 31, 2012

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Subtotal	Units of Account	Total
Assets								
Cash	257,972	90,403	253,254	4,187	275,637	881,453	-	881,453
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value [(a)]	1,591,915	1,714,312	11,712	189,416	142,441	3,649,796	-	3,649,796
Investments at amortized cost	874,404	1,368,458	201,055	445,756	-	2,889,673	-	2,889,673
Non-negotiable instruments on account of capital	-	1,690	-	-	-	1,690	284	1,974
Accounts receivable	77,953	293,450	42,391	41,370	276,771	731,935	30,733	762,668
Loans	4,704,154	4,669,029	376,905	2,354	1,220,216	10,972,658	-	10,972,658
Equity participations	46,821	285,949	-	-	43,957	376,727	61,828	438,555
Other securities	-	-	-	-	76,537	76,537	-	76,537
Other assets	-	-	-	-	-	-	31,062	31,062
	7,553,219	8,423,291	885,317	683,083	2,039,360	19,584,270	123,907	19,708,177
Liabilities								
Accounts payable	(1,090,479)	135,102	(117,042)	(31,813)	(684,924)	(1,789,156)	(293,916)	(2,083,072)
Borrowings	-	(7,236,808)	(1,540,755)	-	(4,501,237)	(13,278,800)	-	(13,278,800)
Currency swaps on borrowings and related derivatives [(b)]	(4,657,100)	1,065,808	1,250,560	-	3,334,512	993,780	-	993,780
	(5,747,579)	(6,035,898)	(407,237)	(31,813)	(1,851,649)	(14,074,176)	(293,916)	(14,368,092)
Currency position of equity as at December 31, 2012	**1,805,640**	**2,387,393**	**478,080**	**651,270**	**187,711**	**5,510,094**	**(170,009)**	**5,340,085**
% of subtotal	**32.77**	**43.33**	**8.67**	**11.82**	**3.41**	**100.00**	**-**	**100.00**
SDR composition as at December 31, 2012	**36.30**	**42.96**	**9.10**	**11.64**	**-**	**100.00**	**-**	**100.00**

(a) Investments measured at fair value comprise:	
Investments measured at fair value	3,597,839
Derivative assets	55,383
Derivative liabilities	(3,426)
Amount per statement of net currency position	3,649,796
(b) Currency swaps on borrowings comprise:	
Derivative assets	1,502,950
Derivative liabilities	(509,170)
Net swaps on borrowings per statement of net currency position	993,780

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years and the last revision became effective on January 1, 2011 based on the value of exports of goods and services and international reserves. The SDR rate represents

the sum of specific amounts of the four basket currencies valued in U.S dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

The following tables illustrate the sensitivity of the Bank's net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of December 31, 2013 and 2012, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank's Net Assets to Currency Fluctuations at December 31, 2013

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD								
EUR	2,391.23	2,292.90	418.62	682.29	(1.27)	5,783.77	(2.28)	4bps
GBP	2,452.40	2,137.77	429.33	769.72	(1.27)	5,787.94	1.88	3bps
JPY	2,463.17	2,147.16	474.33	702.82	(1.27)	5,786.21	0.15	0bp
Net assets resulting from a 10% appreciation of each African currency against the SDR	2,481.59	2,163.22	434.44	708.08	(1.40)	5,785.92	(0.13)	0bp
Net assets resulting from a 10% depreciation against the USD								
EUR	2,569.88	2,036.52	449.89	733.27	(1.27)	5,788.28	2.23	4bps
GBP	2,508.75	2,186.89	439.19	650.75	(1.27)	5,784.30	(1.75)	3bps
JPY	2,498.58	2,178.03	397.65	712.92	(1.27)	5,785.91	(0.14)	0bp
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,481.59	2,163.22	434.44	708.08	(1.16)	5,786.17	0.12	0bp
Assumptions:								
Base net assets	2,688.45	2,117.72	317.58	708.08	(0.52)	5,831.31		
Currency weight	0.66	0.42	12.10	0.11	-	-	-	-
Base exchange rate	1.54	1.12	161.77	0.93	-	-	-	-

Sensitivity of the Bank's Net Assets to Currency Fluctuations at December 31, 2012

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD								
EUR	2,263.63	2,118.32	467.27	608.59	7.50	5,465.32	1.57	3bps
GBP	2,318.68	1,972.57	478.64	685.73	7.50	5,463.12	(0.63)	1bp
JPY	2,324.51	1,977.53	527.82	624.96	7.50	5,462.33	(1.42)	3bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	2,345.75	1,995.60	484.22	630.67	8.25	5,464.50	0.75	1bp
Net assets resulting from a 10% depreciation against the USD								
EUR	2,425.74	1,876.05	500.74	652.18	7.50	5,462.22	(1.53)	3bps
GBP	2,370.91	2,017.01	489.42	579.49	7.50	5,464.33	0.58	1bp
JPY	2,365.40	2,012.32	443.89	635.95	7.50	5,465.06	1.31	2bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,345.75	1,995.60	484.22	630.67	6.82	5,463.07	(0.68)	1bp
Assumptions:								
Base net assets	2,299.56	1,759.73	488.98	630.67	161.34	5,340.28		
Currency weight	0.66	0.42	12.10	0.11	-	-	-	-
Base exchange rate	1.54	1.17	132.42	0.95	-	-	-	-

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

1) the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets;

2) the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest rate risk position as at December 31, 2013 and 2012 was as follows:

Interest Rate Risk Position as at December 31, 2013

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	954,133	-	-	-	-	-	-	954,133
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments [a]	3,350,819	460,040	312,310	340,640	451,430	1,199,600	5,658	6,120,497
Non-negotiable instruments on account of capital	509	451	105	68	49	22	-	1,204
Accounts receivable	1,050,180	-	-	-	-	-	(206,325)	843,855
Loans – disbursed and outstanding	8,549,417	253,591	308,916	269,864	275,029	1,930,165	(1,142)	11,585,840
Hedged loans – fair value adjustment	-	-	-	-	-	-	32,494	32,494
Accumulated impairment for loan losses	-	-	-	-	-	-	(145,145)	(145,145)
Equity participations	-	-	-	-	-	-	525,013	525,013
Other securities	20,998	-	-	-	-	61,903	-	82,901
Other assets	-	-	-	-	-	-	41,215	41,215
	13,929,857	714,082	621,331	610,572	726,508	3,191,690	251,768	20,045,808
Liabilities								
Accounts payable	(1,246,114)	-	-	-	-	-	-	(1,246,114)
Borrowings [b]	(12,738,108)	(5,918)	(234,001)	(235)	(235)	(154,085)	164,199	(12,968,383)
Macro-hedge swaps	(312,286)	104,544	97,067	91,558	-	19,117	-	-
	(14,296,508)	98,626	(136,934)	91,323	(235)	(134,968)	164,199	(14,214,497)
Interest rate risk position as at December 31, 2013*	**(366,651)**	**812,708**	**484,397**	**701,895**	**726,273**	**3,056,722**	**415,967**	**5,831,311**

* *Interest rate risk position represents equity.*

(a) Treasury investments comprise:	
Treasury investments	6,085,451
Derivative assets – investments	35,659
Derivative liabilities – investments	(613)
Amount per statement of interest rate risk	6,120,497
(b) Borrowings comprise:	
Borrowings	12,947,444
Derivative assets – borrowings	(950,300)
Derivative liabilities – borrowings	971,239
Net borrowings per statement of interest rate risk	12,968,383

Interest Rate Risk Position as at December 31, 2012

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	881,453	-	-	-	-	-	-	881,453
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments [(a)]	4,171,158	321,470	481,230	275,130	331,810	992,550	(33,879)	6,539,469
Non-negotiable instruments on account of capital	768	510	452	105	68	71	-	1,974
Accounts receivable	960,472	-	-	-	-	-	(197,804)	762,668
Loans – disbursed and outstanding	8,323,002	231,290	224,256	279,831	233,495	1,722,438	-	11,014,312
Hedged loans – fair value adjustment	-	-	-	-	-	-	86,854	86,854
Accumulated impairment for loan losses	-	-	-	-	-	-	(128,508)	(128,508)
Equity participations	-	-	-	-	-	-	438,555	438,555
Other securities	-	-	-	-	-	76,537	-	76,537
Other assets	-	-	-	-	-	-	31,062	31,062
	14,340,654	553,270	705,938	555,066	565,373	2,791,596	196,280	19,708,177
Liabilities								
Accounts payable	(2,083,072)	-	-	-	-	-	-	(2,083,072)
Borrowings [(b)]	(11,672,232)	(202,015)	(241)	(245,219)	(241)	(174,834)	9,762	(12,285,020)
Macro-hedge swaps	(444,639)	50,100	103,514	103,309	95,974	91,742	-	-
	(14,199,943)	(151,915)	103,273	(141,910)	95,733	(83,092)	9,762	(14,368,092)
Interest rate risk position as at December 31, 2012*	**140,711**	**401,355**	**809,211**	**413,156**	**661,106**	**2,708,504**	**206,042**	**5,340,085**

** Interest rate risk position represents equity.*

(a) Treasury investments comprise:	
Treasury investments	6,487,512
Derivative assets – investments	55,383
Derivative liabilities – investments	(3,426)
Amount per statement of interest rate risk	6,539,469
(b) Borrowings comprise:	
Borrowings	13,278,800
Derivative assets – borrowings	(1,502,950)
Derivative liabilities – borrowings	509,170
Net borrowings per statement of interest rate risk	12,285,020

Interest Rate Risk on Assets Funded by Debt

Two thirds of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate" loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. These assets are mostly made up of fixed rate loans and investments with a lifetime of 10 years. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long-term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank's assets is funded by equity and repriced in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of 2012 and 2013, the Bank's overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Net Interest Margin Sensitivity

A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 5.66 million and UA 5.67 million as of December 31, 2013 and 2012, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at fair value through profit or loss. The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of December 31, 2013 and 2012, respectively. However, due to the low level of interest rates across the Japanese Yen yield curve, the sensitivity analysis in 2013 and 2012 for assets and liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/- 10 bps.

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift	
	2013 Gain/(Loss)	2012 Gain/(Loss)	**2013 Gain/(Loss)**	2012 Gain/(Loss)
Investments at fair value through profit or loss	(9,511)	(9,151)	11,706	11,229
Fair-valued borrowings and derivative portfolios	(149,795)	66,451	149,428	(77,118)

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. Prepayments in 2013 amounted to UA 96.73 million (2012: UA 21.71 million) none of which relate to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank's transactions and includes losses attributable to failures of internal processes in credit and market operations.

The Internal Control Unit (ICU) of the Bank is responsible for implementing the Integrated Internal Control Framework (IICF) which consists of two phases. Phase one relates to the implementation of Internal Control over Financial Reporting (ICFR) based on the COSO Framework as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's annual report.

Phase two of the IICF entails the implementation of Operational Risk Management Framework which is intended to address risks inherent in other business processes not covered by ICFR. The Operational Risk Management Framework (ORM) was approved by the Board of Directors in March 2012 as the first step in addressing risks related to business processes and the implementation process is ongoing. Full implementation of ORM will ensure a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It will also provide the basis for applying advanced measurement approach in measuring operational risk capital. Currently, the Bank's Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, which makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, that closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the business continuity Unit (BCPU) that follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Integrity and Anti-Corruption Department (IACD) and the existence of a Whistleblower Protection Policy.

NOTE E – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at December 31, 2013 and 2012:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

	Financial Assets and Liabilities through Profit or Loss					
December 31, 2013	**Mandatorily at Fair Value**	**Designated at Fair Value**	**Fair Value through Other Comprehensive Income**	**Financial Assets and Liabilities at Amortized Cost**	**Total Carrying Amount**	**Fair Value**
Cash	-	-	-	954,133	954,133	954,133
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	2,974,912	-	-	3,110,539	6,085,451	6,217,886
Derivative assets	985,959	-	-	-	985,959	985,959
Non-negotiable instruments on account of capital	-	-	-	1,204	1,204	1,204
Accounts receivable	-	-	-	843,855	843,855	843,855
Loans	16,466	-	-	11,424,229	11,440,695	11,155,856
Equity participations	-	-	525,013	-	525,013	525,013
Other securities	-	-	-	82,901	82,901	82,901
Total financial assets	**3,977,337**	**-**	**525,013**	**16,420,662**	**20,923,012**	**20,770,608**
Accounts payable	-	-	-	1,246,114	1,246,114	1,246,114
Derivative liabilities	971,852	-	-	-	971,852	971,852
Borrowings	-	12,127,916	-	819,528	12,947,444	13,073,058
Total financial liabilities	**971,852**	**12,127,916**	**-**	**2,065,642**	**15,165,410**	**15,291,024**

(UA thousands)

December 31, 2012	Financial Assets and Liabilities through Profit or Loss: Mandatorily at Fair Value	Financial Assets and Liabilities through Profit or Loss: Designated at Fair Value	Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
Cash	-	-	-	881,453	881,453	881,453
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	3,597,839	-	-	2,889,673	6,487,512	6,751,879
Derivative assets	1,558,333	-	-	-	1,558,333	1,558,333
Non-negotiable instruments on account of capital	-	-	-	1,974	1,974	1,974
Accounts receivable	-	-	-	762,668	762,668	762,668
Loans	16,707	-	-	10,869,097	10,885,804	11,105,922
Equity participations	-	-	438,555	-	438,555	438,555
Other securities	-	-	-	76,537	76,537	76,537
Total financial assets	**5,172,879**	**-**	**438,555**	**15,485,203**	**21,096,637**	**21,581,122**
Accounts payable	-	-	-	2,083,072	2,083,072	2,083,072
Derivative liabilities	512,596	-	-	-	512,596	512,596
Borrowings	-	12,175,956	-	1,102,844	13,278,800	13,482,135
Total financial liabilities	**512,596**	**12,175,956**	**-**	**3,185,916**	**15,874,468**	**16,077,803**

The table below classifies the Bank's financial instruments that were carried at fair value at December 31, 2013 and 2012 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2013	2012	**2013**	2012	**2013**	2012	**2013**	2012
Treasury investments	1,710,782	2,158,492	1,085,275	1,313,023	178,855	126,324	2,974,912	3,597,839
Derivative assets	3,790	3,415	976,322	1,533,916	5,847	21,002	985,959	1,558,333
Loans	-	-	16,466	16,707	-	-	16,466	16,707
Equity participations	12,597	6,473	-	-	512,416	432,082	525,013	438,555
Total financial assets	**1,727,169**	**2,168,380**	**2,078,063**	**2,863,647**	**697,118**	**579,408**	**4,502,350**	**5,611,434**
Derivative liabilities	-	-	(917,812)	(509,975)	(54,040)	(2,621)	(971,852)	(512,596)
Borrowings	(6,449,233)	(4,928,074)	(5,435,277)	(7,022,769)	(243,405)	(225,114)	(12,127,916)	(12,175,956)
Total financial liabilities	**(6,449,233)**	**(4,928,074)**	**(6,353,089)**	**(7,532,744)**	**(297,445)**	**(227,735)**	**(13,099,768)**	**(12,688,552)**

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to Regional Member Countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value. However as noted earlier, the fair values for loans and some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities – Asset- and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares – Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or net asset value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (level 3 hierarchy) at December 31, 2013 and 2012 is as follows:

(UA thousands)

	Investments at Fair Value through Profit and Loss	Investments at Fair Value through Other Comprehensive Income	Derivative Assets	Derivative Liabilities	Borrowings
2012					
Balance at January 1, 2012	60,806	306,073	75,361	(34,990)	(260,839)
Unrealized (losses)/gains recognized in income statement	(4,646)	-	5,592	-	(17,808)
Gains recognized in statement of comprehensive income	-	52,473	-	397	-
Purchases, issues and settlements (net)	69,894	68,388	(14,089)	(326)	30,951
Reclassification	-	-	-	-	-
Translation effects	270	5,148	(12,174)	(1,390)	22,582
Transfer between assets and liabilities	-	-	(33,688)	33,688	-
Balance at December 31, 2012	**126,324**	**432,082**	**21,002**	**(2,621)**	**(225,114)**
2013					
Balance at January 1, 2013	126,324	432,082	21,002	(2,621)	(225,114)
Unrealized (losses)/gains recognized in income statement	(13,950)	-	3,802	(10,919)	(12,643)
Gains recognized in statement of comprehensive income	-	24,629	-	-	-
Purchases, issues and settlements (net)	67,013	66,623	(8,317)	(37,520)	(37,449)
Reclassification	-	-	-	-	-
Translation effects	(532)	(10,918)	(8,651)	(4,969)	31,800
Transfer between assets and liabilities	-	-	(1,989)	1,989	-
Balance at December 31, 2013	**178,855**	**512,416**	**5,847**	**(54,040)**	**(243,406)**

Fair Value of Financial Assets and Liabilities at Amortized Cost Based on Three-Level Hierarchy

The table below classifies the fair value of Bank's financial instruments that were carried at amortized cost at December 31, 2013 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument	Valuation techniques for which all significant inputs are based on observable market data	Valuation techniques for which any significant input is not based on observable market data	Total
	(Level 1)	(Level 2)	(Level 3)	
Treasury investments	2,907,454	161,054	174,466	3,242,974
Loans	-	-	11,139,390	11,139,390
Total financial assets	**2,907,454**	**161,054**	**11,313,856**	**14,382,364**
Borrowings	-	(865,691)	(80,609)	(946,300)
Total financial liabilities	**-**	**(865,691)**	**(80,609)**	**(946,300)**

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk	
Equity participations	Net asset value	N/A	N/A
Derivative liabilities	Discounted cash flow	Volatility of credit Credit spreads	
Borrowings	Consensus pricing	Offered quotes Own credit	

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable Pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. FX correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavourable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

Credit Spreads

Credit Spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects:

Investments

The fair value of level 3 investments is sensitive to sources of pricing used. The fair value variance arising from using other sources of prices amounted to UA 0.25 million or 0.14 percent.

Borrowings and Derivatives

The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the level 3 borrowings and derivative portfolios as of December 31, 2013. However, due to the low level of interest rates across the Japanese Yen yield curve, the sensitivity analysis in 2013 for liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/- 10 bps:

(UA thousands)

	Upward Parallel Shift	Downward Parallel Shift
	2013	
	Gain/(Loss)	
Fair-valued level 3 borrowings and derivative portfolios	(37,195)	38,293

Day One Profit and Loss – Unrecognized Gains/Losses as a Result of the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at December 31, 2013 and 2012 were made up as follows:

(UA thousands)

	2013	2012
Balance at January 1	129,017	133,258
New transactions	52,706	22,931
Amounts recognized in income statement during the year	(12,677)	(16,872)
Translation effects	(22,504)	(10,300)
Balance at December 31	**146,542**	**129,017**

NOTE F – TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at December 31, 2013, the Bank had received collateral with fair value of UA 416 million in connection with swap agreements. Of this amount, a total UA 146 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable". The balance of UA 270 million was in the form of liquid financial assets and are kept in custody by the Bank.

At December 31, 2013 and 2012, the Bank had no securities sold under repurchase agreements (repos).

The composition of treasury investments as at December 31, 2013 and 2012 was as follows:

(UA thousands)

	2013	2012
Treasury investments mandatorily measured at fair value through profit or loss	2,974,912	3,597,839
Treasury investments at amortized cost	3,110,539	2,898,638
Provision for impairment on investments	-	(8,965)
Total	**6,085,451**	**6,487,512**

Treasury Investments Mandatorily Measured at Fair Value Through Profit or Loss (FVTPL)

A summary of the Bank's treasury investments mandatorily measured at FVTPL as at December 31, 2013 and 2012 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2013	2012	**2013**	2012	**2013**	2012	**2013**	2012	**2013**	2012
Time deposits	121.28	233.61	-	-	27.80	137.17	46.04	142.43	195.12	513.21
Asset-backed securities	86.11	60.69	88.29	56.04	-	9.55	-	-	174.40	126.28
Government and agency obligations	984.24	833.21	408.11	511.79	-	10.70	-	-	1,392.35	1,355.70
Corporate bonds	152.27	26.89	37.80	0.32	-	-	14.57	11.71	204.64	38.92
Financial institutions	392.23	442.35	491.45	821.73	-	10.02	-	-	883.68	1,274.10
Supranational	70.83	72.17	53.89	194.88	-	22.58	-	-	124.72	289.63
Total	**1,806.96**	**1,668.92**	**1,079.54**	**1,584.76**	**27.80**	**190.02**	**60.61**	**154.14**	**2,974.91**	**3,597.84**

The nominal value of treasury investments mandatorily measured at FVTPL as at December 31, 2013 was UA 2,966.30 million (2012: UA 3,579.31 million). The average yield of treasury investments mandatorily measured at FVTPL for the year ended December 31, 2013 was 0.79% (2012: 1.89%).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at December 31, 2013 and 2012 was as follows:

(UA millions)

	2013	2012
One year or less	1,328.49	2,084.38
More than one year but less than two years	663.45	912.85
More than two years but less than three years	754.46	462.27
More than three years but less than four years	23.40	7.52
More than four years but less than five years	49.94	19.81
More than five years	155.17	111.01
Total	**2,974.91**	**3,597.84**

Treasury Investments at Amortized Cost

A summary of the Bank's treasury investments at amortized cost at December 31, 2013 and 2012 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2013	2012	**2013**	2012	**2013**	2012	**2013**	2012	**2013**	2012
Asset-backed securities	160.65	188.30	-	-	-	-	-	-	160.65	188.30
Government and agency obligations	660.87	692.11	687.18	567.69	359.84	210.19	69.97	140.31	1,777.86	1,610.30
Corporate bonds	18.11	83.56	-	-	12.83	25.69	-	-	30.94	109.25
Financial institutions	15.00	23.61	77.90	148.32	32.49	18.73	-	60.75	125.39	251.41
Supranational	399.57	389.84	345.53	158.39	270.60	191.15	-	-	1,015.70	739.38
Total	**1,254.20**	**1,377.42**	**1,110.61**	**874.40**	**675.76**	**445.76**	**69.97**	**201.06**	**3,110.54**	**2,898.64**

The nominal value of treasury investments at amortized cost as at December 31, 2013 was UA 3,104.88 million (2012: UA 2,932.52 million). The average yield of treasury investments at amortized cost for the year ended December 31, 2013 was 3.33% (2012: 3.70%).

The contractual maturity structure of treasury investments at amortized cost as at December 31, 2013 and 2012 was as follows:

(UA millions)

	2013	2012
One year or less	340.28	531.26
More than one year but less than two years	456.89	320.03
More than two years but less than three years	303.56	474.03
More than three years but less than four years	353.53	274.62
More than four years but less than five years	445.18	332.87
More than five years	1,211.10	965.83
Total	**3,110.54**	**2,898.64**

The fair value of treasury investments at amortized cost as at December 31, 2013 was UA 3,242.97 million (2012: UA 3,154.00 million).

NOTE G – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013		2012	
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:				
Cross-currency swaps	746,184	824,365	1,237,105	378,198
Interest rate swaps	179,625	50,629	253,508	1,183
Loan swaps	24,491	96,008	12,337	128,871
Embedded derivatives	-	237	-	918
	950,300	971,239	1,502,950	509,170
Investments-related:				
Asset swaps	3,016	613	4,370	3,426
Macro-hedge swaps and others	32,643	-	51,013	-
	35,659	613	55,383	3,426
Total	**985,959**	**971,852**	**1,558,333**	**512,596**

The notional amounts of derivative financial assets and financial liabilities at December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Borrowings-related:		
Cross-currency swaps	9,875,479	8,980,284
Interest rate swaps	4,320,644	4,297,187
Loan swaps	1,706,174	1,284,002
Embedded derivatives	11,100	13,532
	15,913,397	14,575,005
Investments-related:		
Asset swaps	105,923	202,489
Macro-hedge swaps and others	466,216	444,639
	572,139	647,128
Total	**16,485,536**	**15,222,133**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at December 31, 2013, the Bank had 1,947 contracts in Euro and 8,961 contracts in US Dollars. The nominal value of each contract is one million of each currency unit, except for 60 contracts with a nominal value of Euro 100,000 for each contract.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, TND and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at December 31, 2013 there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at December 31, 2013 was a liability of UA 67.74 million. The fair value gain on these loan swaps for the period ended December 31, 2013 was UA 60.62 million. The fair value loss on the hedged loans attributable to the hedged risk was UA 62.44 million. Therefore, the hedge ineffectiveness recognized in profit or loss was a loss of UA 1.82 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For 2013, the amortization of fair value adjustment on the hedged risk amounted to UA 5.19 million.

NOTE H – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1) Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2) Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest-bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) Regional Members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) Non-Regional Members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors' Resolution B/BG/2010/08 of May 27, 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional Member Countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At December 31, 2013 and 2012, the non-negotiable notes balances were as follows:

(UA thousands)

	2013	2012
Balance at January 1	1,974	3,044
Net movement for the year	(770)	(1,070)
Balance at December 31	**1,204**	**1,974**

NOTE I – LOANS AND GUARANTEES

Loans

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Loan Portfolio: The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, offered in multicurrency or in a single currency. While floating rate loans only bear single currency terms.

Others loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle for local currency loans to ensure that the overall cost of funds is compensated.

At December 31, 2013 and 2012, outstanding loans were as follows:

(UA thousands)

	2013	2012
Outstanding balance of loans – amortized cost	11,569,374	10,997,605
Outstanding balance of loans – fair value	16,466	16,707
	11,585,840	11,014,312
Less: accumulated provision for impairment	(145,145)	(128,508)
Balance at December 31	**11,440,695**	**10,885,804**

Fair Value of Loans

At December 31, 2013 and 2012, the carrying and estimated fair values of outstanding loans were as follows:

(UA thousands)

	2013		2012	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Loans at amortized cost				
Fixed rate loans	9,107,483	8,759,406	8,179,735	8,278,621
Floating rate loans	2,252,117	2,174,023	2,568,919	2,562,523
Variable rate loans	209,774	205,961	248,951	248,071
Subtotal	11,569,374	11,139,390	10,997,605	11,089,215
Loans at fair value	16,466	16,466	16,707	16,707
Total	11,585,840	11,155,856	11,014,312	11,105.922
Accumulated provision for impairment on loans at amortized cost	(145,145)	-	(128,508)	-
Net loans	**11,440,695**	**11,155,856**	**10,885,804**	**11,105,922**

In 2012, the Bank disbursed a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. The fair value of this loan has been determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread which was estimated based on the Bank's internal rating methodology for non-sovereign loans.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at December 31, 2013 and 2012 was as follows:

(UA millions)

	2013				2012
Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	490.05	320.54	196.82	1,007.41	934.69
More than one year but less than two years	596.01	438.13	5.06	1,039.20	723.57
More than two years but less than three years	619.06	268.90	3.72	891.68	995.21
More than three years but less than four years	656.13	228.82	3.02	887.97	834.92
More than four years but less than five years	696.07	196.81	1.14	894.02	820.91
More than five years	6,050.16	815.38	0.02	6,865.56	6,705.01
Total	**9,107.48**	**2,268.58**	**209.78**	**11,585.84**	**11,014.31**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and types of outstanding loans as at December 31, 2013 and 2012 were as follows:

(Amounts in UA millions)

			2013		2012	
			Amount	**%**	**Amount**	**%**
Fixed Rate:	Multi-Currency	Euro	190.78		71.71	
		Japanese Yen	260.85		341.06	
		Pound Sterling	2.60		2.55	
		Swiss Franc	3.85		131.53	
		US Dollar	173.99		186.86	
		Others	0.02		0.37	
			632.09	5.46	734.08	6.66
	Single Currency	Euro	4,681.59		4,032.46	
		Japanese Yen	5.18		8.12	
		South African Rand	879.34		891.01	
		US Dollar	2,902.84		2,511.03	
		Others	6.45		3.03	
			8,475.40	73.15	7,445.65	67.60
Floating Rate:	Single Currency	Euro	456.80		469.55	
		Japanese Yen	12.68		17.53	
		South African Rand	147.28		193.60	
		US Dollar	1,651.81		1,904.94	
			2,268.57	19.58	2,585.62	23.48
Variable Rate:	Multi-Currency	Euro	40.22		51.03	
		Japanese Yen	1.00		1.79	
		US Dollar	101.20		102.66	
			142.42	1.23	155.48	1.41
	Single Currency	Euro	21.89		29.94	
		Japanese Yen	15.41		21.35	
		Swiss Franc	1.17		1.37	
		US Dollar	28.89		40.82	
			67.36	0.58	93.48	0.85
Total			**11,585.84**	**100.00**	**11,014.31**	**100.00**

The weighted average yield on outstanding loans for the year ended December 31, 2013 was 3.00% (2012: 3.47%).

A comparative summary of the currency composition of outstanding loans at December 31, 2013 and 2012 was as follows:

(Amounts in UA millions)

	2013		2012	
	Amount	**%**	**Amount**	**%**
Euro	5,391.28	46.53	4,654.70	42.26
Japanese Yen	295.12	2.55	389.85	3.54
Pound Sterling	2.60	0.02	2.55	0.02
South African Rand	1,026.62	8.86	1,084.61	9.85
Swiss Franc	5.02	0.04	132.89	1.21
US Dollar	4,858.73	41.94	4,746.31	43.09
Others	6.47	0.06	3.40	0.03
Total	**11,585.84**	**100.00**	**11,014.31**	**100.00**

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Accrued income and charges receivable on loans	394,699	393,016
Less: accumulated provision for impairment	(206,325)	(197,804)
Balance at December 31	**188,374**	**195,212**

Provision for Impairment on Loan Principal and Charges Receivable

At December 31, 2013, outstanding loans with an aggregate principal balance of UA 330.35 million (2012: UA 310.92 million), of which UA 260.32 million (2012: UA 269.13 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Outstanding balance on impaired loans	330,347	310,916
Less: accumulated provision for impairment	(145,145)	(128,508)
Net balance on impaired loans	**185,202**	**182,408**
Charges receivable and accrued income on impaired loans	287,271	278,687
Less: accumulated provision for impairment	(206,325)	(197,804)
Net charges receivable and accrued income on impaired loans	**80,946**	**80,883**

The movements in the accumulated provision for impairment on outstanding loan principal for the years ended December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Balance at January 1	128,508	118,024
Provision for impairment on loan principal for the year	22,886	12,339
Provision reversal for loan written off	(4,728)	(798)
Translation effects	(1,521)	(1,057)
Balance at December 31	**145,145**	**128,508**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the year ended December 31, 2013, provision for impairment made on private sector loans amounted to UA 22.32 million (2012: UA 11.13 million). The accumulated provisions on private sector loans at December 31, 2013 amounted to UA 52.49 million (2012: UA 34.96 million).

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Balance at January 1	197,804	184,888
Provision for impairment on loan charges for the year	18,249	17,349
Provision reversal for loan written off	(5,171)	(1,478)
Translation effects	(4,557)	(2,955)
Balance at December 31	**206,325**	**197,804**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the year ended December 31, 2013, provision for impairment was made on interest and charges receivable on private sector loans in the amount of UA 4.69 million (2012: UA 2.98 million). The accumulated provision on interest and charges receivable on private sector loans at December 31, 2013 amounted to UA 14.61 million (2012: UA 15.15 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At December 31, 2013, there were no outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans (2012: UA 3.29 million).

Also, the Bank provides trade finance and repayment guarantees to entities within its Regional Member Countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Guarantees provided by the Bank outstanding at December 31, 2013 amounted to UA 73.78 million (2012: UA 14.27 million).

NOTE J – EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the period. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended December 31, 2013 amounted to UA 225.87 million (2012: UA 185.27 million), representing 68.69 percent (2012: 65.91 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At December 31, 2013, the Bank's pro-rata or economic share in ADF was 0.54 percent (2012: 0.58 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, no rights to variable returns from its relationship with ADF and has an economic interest of less than 1 percent in the Fund. Consequently, the Fund cannot be consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative described in Note V-2, the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of May 13, 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

The Bank's equity investments at the end of 2013 and 2012 are summarized below:

(Amounts in UA thousands)

Institutions	Year Established	Callable Capital	Carrying Value 2013	Carrying Value 2012
African Development Fund	1972	-	111,741	111,741
Accumulated share of profit/(loss) & impairment on January 1			(49,912)	(49,466)
Share of loss for the year			(489)	(397)
Impairment for the year			758	(49)
		-	62,098	61,829
DIRECT INVESTMENTS				
Development Finance Institutions				
African Export and Import Bank	1993	9,740	25,711	21,447
African Guarantee Fund	2011	-	6,248	6,458
Central African Development Bank (BDEAC)	1975	2,456	748	850
East African Development Bank	1967	9,090	11,381	4,279
Eastern and Southern African Trade and Development Bank	1985	35,325	27,403	10,942
Great Lakes Development Bank (BDEGL)*	1980	-	-	-
Shelter Afrique	1982	-	12,048	11,778
TCX Investment Company Mauritius Limited	2007	144	19,758	19,290
West African Development Bank (BOAD)	1973	2,320	3,359	3,173
		59,075	106,656	78,217
Commercial Banks				
United Bank for Africa	1961	-	12,597	6,473
		-	12,597	6,473
Microfinance Institutions				
AB Microfinance Bank Nigeria Limited	2007	-	1,127	748
Access Bank Liberia Limited	2008	-	968	865
Access Bank Tanzania Limited	2007	-	663	363
Advans Banque Congo	2008	-	933	1,116
K-REP Bank Limited	1997	-	3,086	2,525
MicroCred Côte d'Ivoire S.A.	2013	-	488	-
		-	7,265	5,617
Insurance				
Africa Trade Insurance Agency	2013	-	9,740	-
Africa-Re	1977	-	33,356	31,845
Eastern and Southern African Reinsurance Company	2011	-	8,117	9,407
		-	51,213	41,252
TOTAL DIRECT INVESTMENTS		**59,075**	**177,731**	**131,559**
FUNDS				
Africa Capitalization Fund	2010	9,779	20,335	13,897
Africa Health Fund LLC	2009	4,156	5,737	3,261
Africa Joint Investment Fund	2010	1,469	8,109	9,320
African Agriculture Fund LLC	2010	14,792	9,362	5,405
African Infrastructure Investment Fund 2	2009	12,922	3,072	2,486
AfricInvest Fund II LLC	2008	875	16,711	11,651
Agri-Vie Fund PCC	2008	1,044	7,654	4,427
Argan Infrastructure Fund	2010	9,300	3,054	1,053
Atlantic Coast Regional Fund LLC	2008	37	7,855	10,173
Aureos Africa Fund LLC	2007	2,790	17,192	16,251
Carlyle Sub-Saharan Africa Fund	2012	26,673	1,895	3,767
Catalyst Fund I LLC	2010	6,254	2,646	1,844
Cauris Croissance II Fund	2012	2,092	2,133	944
ECP Africa Fund I LLC	1998	77	941	2,275
ECP Africa Fund II PCC	2005	6,615	23,740	24,081
ECP Africa Fund III PCC	2008	10,894	27,656	21,879
Eight Miles LLP	2012	9,981	1,663	103
Evolution One Fund	2010	850	1,953	2,353
GEF Africa Sustainable Forestry Fund	2011	2,046	9,942	9,896
GroFin Africa Fund	2008	3,524	4,850	4,946
Helios Investors II (Mauritius) Limited	2011	6,267	15,954	9,859
I & P Afrique Entrepreneurs	2012	4,733	1,176	808
Investment Fund for Health in Africa	2010	2,031	7,206	6,609
Maghreb Private Equity Fund II (Mauritius) PCC	2008	760	19,490	16,243
Maghreb Private Equity Fund III (Mauritius) PCC	2012	6,999	9,808	3,709
New Africa Mining Fund II	2010	12,840	708	17
Pan African Housing Fund	2013	4,356	27	-
Pan African Infrastructure Development Fund	2007	6,328	23,907	17,021
Pan-African Investment Partners II Limited	2008	715	5,246	7,615
South Africa Infrastructure Fund	1996	727	23,444	31,963
West Africa Emerging Market Fund	2011	4,274	1,718	1,311
TOTAL FUNDS		**176,200**	**285,184**	**245,167**
TOTAL DIRECT INVESTMENTS AND FUNDS		**235,275**	**462,915**	**376,726**
GRAND TOTAL		**235,275**	**525,013**	**438,555**

* *Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.*
** *The cost of equity investments carried at fair value at December 31, 2013 amounted to UA 402.50 million (2012: UA 335.59 million).*

Dividends earned on equity investments amounted to UA 7.06 million for the year ended December 31, 2013 (2012: 4.29 million).

NOTE K – OTHER SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMCs) for the purpose of financing development projects and programs. The Bank may also invest in other securities including trade financing that meet the development objectives of its borrower member countries.

These investments are classified as financial assets at amortized cost.

The carrying amount of "Other securities" at December 31, 2013 was UA 82.90 million (2012: UA 76.54 million).

NOTE L – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)

	Property and Equipment						Intangible Assets	Grand Total
2013	**Land**	**Capital Work in Progress**	**Building and Improve-ments**	**Furniture, Fixtures & Fittings**	**Equipment & Motor Vehicles**	**Total Property & Equipment**	**Computer Software**	**Property, Equipment & Intangible Assets**
Cost:								
Balance at January 1	480	11,341	22,753	13,282	58,170	106,026	20,835	**126,861**
Additions during the year	-	11,687	103	1,032	3,167	15,989	963	**16,952**
Disposals during the year	-	-	-	-	(53)	(53)	-	**(53)**
Balance at December 31	480	23,028	22,856	14,314	61,284	121,962	21,798	**143,760**
Accumulated Depreciation:								
Balance at January 1	-	-	21,893	10,094	44,528	76,515	19,925	**96,440**
Depreciation during the year	-	-	102	1,102	4,829	6,033	664	**6,697**
Disposals during the year	-	-	-	-	(49)	(49)	-	**(49)**
Balance at December 31	-	-	21,995	11,196	49,308	82,499	20,589	**103,088**
Net Book Values: December 31, 2013	**480**	**23,028**	**861**	**3,118**	**11,976**	**39,463**	**1,209**	**40,672**

(UA thousands)

2012	Land	Capital Work in Progress	Building and Improve-ments	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
	Property and Equipment						Intangible Assets	Grand Total
Cost:								
Balance at January 1	480	-	24,314	11,098	48,816	84,708	20,103	**104,811**
Reclassification	-	2,000	(1,561)	-	(439)	-	-	**-**
Additions during the year	-	9,341	-	2,242	10,072	21,655	732	**22,387**
Disposals during the year	-		-	(58)	(279)	(337)	-	**(337)**
Balance at December 31	480	11,341	22,753	13,282	58,170	106,026	20,835	**126,861**
Accumulated Depreciation:								
Balance at January 1	-	-	21,791	9,280	41,617	72,688	19,494	**92,182**
Depreciation during the year	-	-	102	871	3,182	4,155	431	**4,586**
Disposals during the year	-	-	-	(57)	(271)	(328)	-	**(328)**
Balance at December 31	-	-	21,893	10,094	44,528	76,515	19,925	**96,440**
Net Book Values: December 31, 2012	**480**	**11,341**	**860**	**3,188**	**13,642**	**29,511**	**910**	**30,421**

Under the Headquarters Agreement with Côte d'Ivoire, the Government granted to the Bank land for purposes of erecting a building to serve for the business of the Bank only. The Bank was given unlimited right of occupancy on this land, which remains the property of the Government. If the Bank transfers its headquarters from Côte d'Ivoire or otherwise gives up the use of the lands and buildings, these would have to be surrendered to the Host Country. The Government would then pay the Bank the value of the buildings as assessed at the time of the surrender. Therefore, the Bank cannot transfer the rights on the properties to a third party.

NOTE M – BORROWINGS

As at December 31, 2013 and 2012, the Bank's borrowings were as follows:

(UA millions)

	2013	2012
Borrowings at fair value	12,127.91	12,175.96
Borrowings at amortized cost	819.53	1,102.84
Total	**12,947.44**	**13,278.80**

The Bank's borrowings as at December 31, 2013 included subordinated borrowings in the amount of UA 462.20 million (2012: UA 760.80 million).

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at December 31, 2013 was UA 27.09 billion.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank's borrowings portfolio at December 31, 2013 and 2012 was as follows:

Borrowings and Swaps at December 31, 2013

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements [a]			Interest Rate Swaps		
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost [b] (%)	Wgtd. Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Avg. Cost [b] (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Wgtd. Avg. Cost [b] (%)	Average Maturity (Years)
Euro	Fixed	53.70	-	0.0	0.0	277.17	6.18	5.5	-	-	-
		-	-	-	-	(12.33)	2.60	0.6	-	-	-
	Adjustable	-	-	-	-	5,970.20	0.13	4.4	-	-	-
		-	-	-	-	(277.45)	0.05	1.4	-	-	-
Japanese Yen	Fixed	445.02	126.42	1.72	22.7	-	-	-	-	-	-
		-	-	-	-	(456.31)	0.91	31.1	-	-	-
	Adjustable	425.43	11.10	3.74	4.0	-	-	-	-	-	-
		-	-	-	-	(403.92)	3.54	9.0	-	-	-
US Dollar	Fixed	6,633.14	590,91	2.39	3.3	-	-	-	-	-	-
		-	-	-	-	(3,323.62)	2.00	3.4	(3,312.46)	2.00	3.0
	Adjustable	686.90	-	0.66	0.9	2,837.85	0.09	7.9	3,595.86	0.40	2.9
		-	-	-	-	(1,454.64)	0.11	3.4	(370.12)	0.93	1.2
Others [d]	Fixed	3,812.68	89.04	3.28	4.6	5.68	3.92	1.5	-	-	-
		-	-	-	-	(3,635.13)	3.28	4.7	(638.06)	1.37	6.0
	Adjustable	71.05	3.22	4.35	4.1	802.73	4.45	4.4	517.86	2.57	4.6
		-	-	-	-	(312.06)	1.21	5.6	-	-	-
Total	Fixed	10,944.54	806,37	2.65	4.6	282.85	6.13	6.4	-	-	-
		-	-	-	-	(7,427.39)	2.56	5.7	(3,950.52)	1.90	3.4
	Adjustable	1,183.38	14.32	2.01	2.3	9,610.78	0.48	5.4	4,113.72	0.67	3.1
		-	-	-	-	(2,488.07)	0.81	4.4	(370.12)	0.93	1.2
Principal at face value		12,127.92	820.69	2.59	4.4	18.17	-	-	(206.92)	-	-
Net unamortized premium/ (discount)		-	(1.16)	-	-	711.25	-	-	205.86	-	-
		12,127.92	819.53	2.59	4.4	729.42	-	-	(1.06)	-	-
Fair valuation adjustment		-	-	-	-	(641.81) [c]	-	-	(127.94) [c]	-	-
Total		**12,127.92**	**819.53**	**2.59**	**4.4**	**87.61**	-	-	**(129.00)**		

Supplementary disclosure (direct borrowings):
The notional amount of borrowings at December 31, 2013 was UA 13,320.27 million and the estimated fair value was UA 13,073.06 million.

a. Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2013.
c. These amounts are included in derivative assets and liabilities on the balance sheet.
d. These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at December 31, 2012

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements [a]			Interest Rate Swaps		
Currency	**Rate Type**	**Carried at Fair Value**	**Carried at Amortized Cost**	**Wgtd. Avg. Cost [b] (%)**	**Wgtd. Average Maturity (Years)**	**Amount Payable/ (Receivable)**	**Wgtd. Avg. Cost [b] (%)**	**Average Maturity (Years)**	**Notional Amount Payable/ (Receivable)**	**Wgtd. Avg. Cost [b] (%)**	**Average Maturity (Years)**
Euro	Fixed	-	-	-	-	146.37	8.71	6.8	-	-	-
	Adjustable	-	-	-	-	4,545.59	0.48	2.5	-	-	-
		-	-	-	-	(265.90)	0.37	2.4	-	-	-
Japanese Yen	Fixed	484.84	454.82	2.85	15.3	-	-	-	-	-	-
		-	-	-	-	(679.57)	1.63	23.8	-	-	-
	Adjustable	587.73	13.53	2.26	3.8	-	-	-	68.41	0.01	0.4
		-	-	-	-	(534.51)	2.08	13.3	(68.41)	1.53	0.4
US Dollar	Fixed	5,984.53	592.09	2.91	3.3	-	-	-	-	-	-
		-	-	-	-	(2,179.19)	2.77	3.0	(2,912.64)	2.12	2.9
	Adjustable	661.84	-	0.59	2.0	2,676.92	0.49	8.8	3,153.79	0.68	3.0
		-	-	-	-	(1,279.63)	0.26	3.8	(318.82)	0.53	3.1
Others [d]	Fixed	4,440.04	41.24	3.56	4.5	5.54	3.92	2.6	-	-	-
		-	-	-	-	(3,812.15)	3.36	4.5	(964.78)	2.93	5.5
	Adjustable	16.98	3.03	9.55	3.6	782.03	4.22	3.4	792.28	2.08	4.6
		-	-	-	-	(228.84)	1.07	6.1	-	-	-
Total	Fixed	10,909.41	1,088.15	3.15	4.5	151.91	8.54	6.6	-	-	-
		-	-	-	-	(6,670.91)	2.99	5.9	(3,877.42)	2.32	3.6
	Adjustable	1,266.55	16.56	1.51	2.9	8,004.53	0.85	4.7	4,014.48	0.94	3.2
		-	-	-	-	(2,308.88)	0.77	6.1	(387.23)	0.71	2.6
Principal at face value		12,175.96	1,104.71	2.99	4.4	(823.35)	-	-	(250.17)	-	-
Net unamortized premium/ (discount)		-	(1.87)	-	-	803.16	-	-	249.54	-	-
		12,175.96	1,102.84	2.99	4.4	(20.19)	-	-	(0.63)	-	-
Fair valuation adjustment		-	-	-	-	(838.72) [c]	-	-	(251.70) [c]	-	-
Total		**12,175.96**	**1,102.84**	**2.99**	**4.4**	**(858.91)**	**-**	**-**	**(252.33)**		

Supplementary disclosure (direct borrowings):
The notional amount of borrowings at December 31, 2012 was UA 13,367.67 million and the estimated fair value was UA 13,482.14 million.

a. Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2012.
c. These amounts are included in derivative assets and liabilities on the balance sheet.
d. These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2013 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	2,194.74	239.52	2,434.26
More than one year but less than two years	744.42	23.55	767.97
More than two years but less than three years	2,771.98	-	2,771.98
More than three years but less than four years	1,286.24	-	1,286.24
More than four years but less than five years	2,384.10	-	2,384.10
More than five years	2,483.05	0.31	2,483.36
Total	**11,864.53**	**263.38**	**12,127.91**

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	10.38	11.10	21.48
More than one year but less than two years	296.58	-	296.58
More than two years but less than three years	7.71	-	7.71
More than three years but less than four years	-	-	-
More than four years but less than five years	28.27	-	28.27
More than five years	466.65	-	466.65
Subtotal	**809.59**	**11.10**	**820.69**
Net unamortized premium and discount	(1.16)	-	(1.16)
Total	**808.43**	**11.10**	**819.53**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2012 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	2,704.70	376.90	3,081.60
More than one year but less than two years	2,031.34	-	2,031.34
More than two years but less than three years	842.53	-	842.53
More than three years but less than four years	2,490.01	-	2,490.01
More than four years but less than five years	1,185.55	-	1,185.55
More than five years	2,544.56	0.37	2,544.93
Total	**11,798.69**	**377.27**	**12,175.96**

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	314.97	13.53	328.50
More than one year but less than two years	15.62	-	15.62
More than two years but less than three years	260.26	-	260.26
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	500.33	-	500.33
Subtotal	**1,091.18**	**13.53**	**1,104.71**
Net unamortized premium and discount	(1.87)	-	(1.87)
Total	**1,089.31**	**13.53**	**1,102.84**

The fair value of borrowings carried at fair value through profit or loss at December 31, 2013 was UA 12,127.91 million (2012: UA 12,175.96 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at December 31, 2013 was UA 12,499.58 million (2012: UA 12,262.95 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a net gain of UA 46.82 million on fair-valued borrowings and related derivatives for the year ended December 31, 2013 (2012: net loss of UA 30.45 million). The fair value gain attributable to changes in the Bank's credit risk included in the other comprehensive income for the year ended December 31, 2013 was UA 46.08 million (2012: UA 79.98 million).

Fair value changes attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at December 31, 2013, the cumulative unrealized fair value losses to date were UA 611.04 million (2012: UA 935.04 million).

NOTE N – EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and the six General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries will become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. On October 29, 2013, the Republic of Turkey was formally admitted as the 78th member country of the Bank. As at December 31, 2013, such formalities had not been completed by the Grand Duchy of Luxembourg.

In 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on February 22, 2010. Accordingly, the authorized capital stock of the Bank increased from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. These non-voting callable shares were to be absorbed by the subscriptions of Canada and the Republic of Korea to GCI-VI when they become effective.

The GCI-VI was approved by the Board of Governors of the Bank on May 27, 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares.

Upon conclusion of the GCI VI capital increase and following the Board of Governors' resolutions, the temporary non-voting callable shares of Canada and Korea described above were effectively retired in 2011 and 2012, respectively thereby reducing the authorized capital of the Bank for each of these periods by 163,296 and 19,414.

Following its Resolution B/BG/2012/04 of May 31, 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors, decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shall be available for subscription by the Republic of South Sudan, and 44,588, shall be available for subscription by non-regional members. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. The membership of the Republic of South Sudan shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Regional Countries to Membership of the Bank. As at December 31, 2013, such formalities had not been completed.

The Bank's capital as at December 31, 2013 and 2012 was as follows:

(UA thousands)

	2013	2012
Capital Authorized (in shares of UA 10,000 each)	66,975,050	66,975,050
Less: Unsubscribed	(1,764,919)	(1,760,009)
Subscribed Capital	65,210,131	65,215,041
Less: Callable Capital	(60,247,795)	(60,252,358)
Paid-up Capital	4,962,336	4,962,683
Shares to be issued upon payment of future installments	(1,815,390)	(2,123,360)
Add: Amounts paid in advance	359	405
	3,147,305	2,839,728
Less: Amounts in arrears	(221)	(253)
Capital at December 31	**3,147,084**	**2,839,475**

Included in the total unsubscribed shares of UA 1,764.92 million at December 31, 2013 was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of

the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at December 31, 2013 were as follows:

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	Algeria	268,126	4.229	124,745	2,556,520	268,751	4.207
2	Angola	73,933	1.166	35,918	703,412	74,558	1.167
3	Benin	12,361	0.195	6,085	117,533	12,986	0.203
4	Botswana	69,102	1.090	58,179	632,845	69,727	1.092
5	Burkina Faso	27,012	0.426	12,784	257,345	27,637	0.433
6	Burundi	15,066	0.238	8,031	142,626	15,691	0.246
7	Cabo Verde	4,869	0.077	2,593	46,100	5,494	0.086
8	Cameroon	69,113	1.090	30,641	660,281	69,561	1.089
9	Central African Republic	2,833	0.045	1,510	26,822	3,458	0.054
10	Chad	4,762	0.075	2,380	45,250	5,387	0.084
11	Comoros	541	0.009	596	4,826	1,166	0.018
12	Congo	28,660	0.452	13,567	273,050	29,285	0.458
13	Côte d'Ivoire	235,110	3.709	117,482	2,233,620	235,735	3.690
14	Democratic Republic of Congo	64,962	1.025	34,496	615,125	65,587	1.027
15	Djibouti	1,213	0.019	1,517	10,618	1,838	0.029
16	Egypt	342,666	5.405	163,178	3,263,490	343,291	5.374
17	Equatorial Guinea	10,140	0.160	5,350	96,057	10,765	0.169
18	Eritrea	2,003	0.032	2,506	17,522	2,628	0.041
19	Ethiopia	100,937	1.592	46,433	962,940	101,562	1.590
20	Gabon	76,128	1.201	40,537	720,758	76,753	1.202
21	Gambia	9,696	0.153	4,560	92,413	10,321	0.162
22	Ghana	144,264	2.276	65,329	1,377,321	144,889	2.268
23	Guinea	25,741	0.406	12,451	244,961	26,366	0.413
24	Guinea Bissau	1,641	0.026	810	15,600	2,266	0.035
25	Kenya	90,890	1.434	41,655	867,250	91,515	1.433
26	Lesotho	3,666	0.058	3,916	32,760	4,291	0.067
27	Liberia	12,318	0.194	6,557	116,637	12,943	0.203
28	Libya	257,215	4.057	120,463	2,451,688	257,800	4.036
29	Madagascar	41,103	0.648	18,918	392,120	41,728	0.653
30	Malawi	17,780	0.280	9,387	168,420	18,405	0.288
31	Mali	27,673	0.437	12,847	263,881	28,298	0.443
32	Mauritania	3,698	0.058	4,067	32,916	4,323	0.068
33	Mauritius	41,581	0.656	25,582	390,230	42,206	0.661
34	Morocco	222,615	3.512	117,169	2,108,990	223,240	3.495
35	Mozambique	39,953	0.630	18,393	381,158	40,578	0.635
36	Namibia	21,653	0.342	11,734	204,800	22,278	0.349
37	Niger	16,037	0.253	8,014	152,363	16,662	0.261
38	Nigeria	592,080	9.340	284,979	5,635,853	592,705	9.278
39	Rwanda	8,422	0.133	3,914	80,303	9,047	0.142
40	São Tomé & Príncipe	4,320	0.068	2,162	41,054	4,945	0.077
41	Senegal	66,841	1.054	30,175	638,241	67,466	1.056
42	Seychelles	1,813	0.029	1,640	16,499	2,438	0.038
43	Sierra Leone	15,376	0.243	7,685	146,081	16,001	0.250
44	Somalia	1,941	0.031	2,427	16,986	2,566	0.040
45	South Africa	306,882	4.841	119,558	2,949,270	307,507	4.814
46	Sudan	24,167	0.381	12,758	228,907	24,792	0.388
47	Swaziland	7,251	0.114	8,230	64,280	7,876	0.123
48	Tanzania	49,047	0.774	24,271	466,217	49,672	0.778
49	Togo	10,018	0.158	5,006	95,171	10,644	0.167
50	Tunisia	89,258	1.408	48,321	844,260	89,844	1.406
51	Uganda	31,957	0.504	15,536	304,047	32,582	0.510
52	Zambia	79,704	1.257	37,074	759,945	80,329	1.257
53	Zimbabwe	130,685	2.061	63,111	1,243,748	131,310	2.056
	Total Regionals	**3,806,823**	**60.050**	**1,857,224**	**36,211,106**	**3,839,690**	**60.108**

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	**3,806,823**	**60.050**	**1,857,224**	**36,211,106**	**3,839,690**	**60.108**
54	Argentina	5,847	0.092	6,108	52,364	6,472	0.101
55	Austria	28,476	0.449	14,108	270,660	29,101	0.456
56	Belgium	40,736	0.643	18,185	389,180	41,361	0.647
57	Brazil	28,230	0.445	12,615	269,696	28,856	0.452
58	Canada	243,449	3.840	157,930	2,276,560	244,074	3.821
59	China	71,286	1.124	35,314	677,550	71,911	1.126
60	Denmark	75,591	1.192	54,179	701,740	76,216	1.193
61	Finland	31,175	0.492	15,444	296,310	31,800	0.498
62	France	239,521	3.778	118,654	2,276,560	240,146	3.759
63	Germany	261,589	4.126	116,750	2,499,140	262,214	4.105
64	India	14,256	0.225	7,068	135,500	14,881	0.233
65	Italy	154,435	2.436	76,504	1,467,850	155,060	2.427
66	Japan	350,270	5.525	173,520	3,329,180	350,895	5.493
67	Korea	28,476	0.449	14,108	270,660	29,101	0.456
68	Kuwait	9,707	0.153	9,720	87,350	10,332	0.162
69	Netherlands	54,763	0.864	26,668	520,970	55,388	0.867
70	Norway	73,831	1.165	36,578	701,740	74,456	1.166
71	Portugal	15,264	0.241	6,895	145,750	15,889	0.249
72	Saudi Arabia	12,293	0.194	5,490	117,440	12,918	0.202
73	Spain	69,183	1.091	48,393	643,440	69,808	1.093
74	Sweden	98,545	1.554	48,814	936,640	99,170	1.552
75	Switzerland	93,528	1.475	46,331	888,950	94,153	1.474
76	Turkey	6,422	0.101	509	63,720	7,047	0.110
77	United Kingdom	107,234	1.692	53,123	1,019,220	107,859	1.688
78	United States of America	418,537	6.602	186,856	3,998,519	419,162	6.562
	Total Non Regionals	**2,532,643**	**39.950**	**1,289,860**	**24,036,689**	**2,548,270**	**39.892**
	Grand Total	**6,339,466**	**100.000**	**3,147,084**	**60,247,795**	**6,387,960**	**100.000**

The subscription position including the distribution of voting rights at December 31, 2013 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-Regional Member Countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At December 31, 2013 and 2012, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)

	2013	2012
Balance at January 1	166,825	160,633
Net conversion losses on new subscriptions	5,829	6,192
Balance at December 31	**172,654**	**166,825**

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income, gains/losses on fair-valued borrowings arising from "own credit", and remeasurements of defined benefit liability.

Retained Earnings

Retained earnings included the net income for the period, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also included the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

The movements in retained earnings during 2012 and 2013 were as follows:

(UA thousands)

Balance at January 1, 2012	2,803,296
Net income for the current year	85,713
Net gains recognized directly in equity	2,905
Balance at December 31, 2012	**2,891,914**
Net income for the current year	72,829
Net gains recognized directly in equity	-
Balance at December 31, 2013	**2,964,743**

During the year, the Board of Governors approved the distribution of UA 107.50 million (2012: UA 110 million) from income and the surplus account to certain entities for development purposes.

With effect from 2006, Board of Governors' approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

The movement in the surplus account during 2012 and 2013 is as follows:

(UA thousands)

Balance at January 1, 2012	42,292
Distribution to Middle Income Country Technical Assistance Fund	(2,000)
Distribution to Special Relief Fund	(5,000)
Balance at December 31, 2012	**35,292**
Allocation from 2012 net income	8,150
Distribution to Special Relief Fund	(10,000)
Balance at December 31, 2013	**33,442**

Distributions to entities for development purposes, including those made from the surplus account, for the year ended December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
African Development Fund (ADF)	35,000	35,000
Post Conflict Assistance – DRC	62,500	68,000
Middle Income Country Technical Assistance Fund	-	2,000
Special Relief Fund	10,000	5,000
Total	**107,500**	**110,000**

NOTE O – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans

Income from loans for the years ended December 31, 2013 and 2012 was as follows:

(UA thousands)

	2013	2012
Interest income on loans not impaired	302,533	316,762
Interest income on impaired loans	22,832	22,784
Commitment charges	9,371	11,319
Statutory commission	276	299
Total	**335,012**	**351,164**

Income from Investments and Related Derivatives

Income from investments for the years ended December 31, 2013 and 2012 was as follows:

(UA thousands)

	2013	2012
Interest income	171,756	205,385
Realized fair value losses on fair value investments	(17,220)	(18,535)
Unrealized fair value (losses)/gains on fair value investments	(23,294)	12,495
Total	**131,242**	**199,345**

Total interest income on investments at amortized cost for the year ended December 31, 2013 was UA 102.61 million (2012: UA 112.89 million). Certain financial assets measured at amortized cost with nominal value of UA 32.53 million were sold during the year for UA 27.73 million. The loss on sale of these investments of UA 4.80 million was absorbed by the reversal of prior years' impairment provision of UA 9.19 million. The sale was made due to significant deterioration in the credit risk of such assets. Such sales are permissible within the business model of the Bank.

NOTE P – BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the years ended December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Charges to bond issuers	308,602	358,382
Amortization of issuance costs	(5,610)	(1,972)
Total	**302,992**	**356,410**

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended December 31, 2013 was UA 101.06 million (2012: UA 93.98 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the years ended December 31, 2013 and 2012 was as follows:

(UA thousands)

	2013	2012
Interest on derivatives payable	160,770	202,324
Interest on derivatives receivable	(272,620)	(341,480)
Total	**(111,850)**	**(139,156)**

Unrealized Gains/Losses on Borrowings, Related Derivatives and Others

Unrealized gains/losses on borrowings, related derivatives and others for the years ended December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Unrealized gains/(losses) on fair-valued borrowings and related derivatives	46,824	(30,454)
Unrealized (losses)/gains on derivatives on non-fair valued borrowings and others	(12,716)	20,282
Total	**34,108**	**(10,172)**

Fair value gain attributable to changes in the Bank's "own credit" for the year ended December 31, 2013 amounted to UA 46.08 million (2012: UA 79.98 million) and was included in the other comprehensive income.

The net unrealized loss on derivatives on non-fair-valued borrowings and others for the year ended December 31, 2013 amounted to UA 12.72 million (2012: gain of UA 20.28 million). This included the income statement effects of the hedge accounting, consisting of unrealized loss of UA 1.82 million, representing hedge ineffectiveness and UA 5.19 million of amortization of fair value adjustments on the hedged risk (See Note G).

NOTE Q – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

(UA thousands)

	2013	Restated 2012
Manpower expenses	261,219	223,111
Other general expenses	76,021	70,241
Total	**337,240**	**293,352**
Reimbursable by ADF	(225,874)	(185,270)
Reimbursable by NTF	(397)	(536)
Net	**110,969**	**107,546**

Included in general administrative expenses is an amount of UA 10.11 million (2012: UA 7.75 million) incurred under operating lease agreements for offices in Tunisia and in certain other member countries, where the Bank has offices.

At the balance sheet date, the Bank had outstanding commitments under operating leases which fall due as follows:

(UA thousands)

	2013	2012
Within one year	8,551	8,390
In the second to fifth years inclusive	8,048	13,134
Total	**16,599**	**21,524**

Leases are generally negotiated for an average term of one (1) to five (5) years and rentals are fixed for an average of one (1) year. Leases may be extended for periods that are not longer than the original term of the leases.

NOTE R – EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new members from the Field Offices of the Bank joined the Plan in 2007. Accordingly the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective January 1, 2012. Participants of the Plan as of May 11, 2011 were given up to December 31, 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from January 1, 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended December 31, 2011.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or for the satisfaction of the SRP's liabilities. At December 31, 2013, virtually all of the SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

The pension and post-employment medical benefit expenses for 2013 and 2012 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2013	Restated 2012	**2013**	Restated 2012
Current service cost – gross	43.85	32.58	15.47	10.81
Less: estimated employee contributions	(9.35)	(8.76)	(2.33)	(2.12)
Net current service cost	34.50	23.82	13.14	8.69
Interest cost	19.31	18.32	5.38	4.22
Expected return on plan assets	(15.36)	(16.83)	-	-
Expense for the year	**38.45**	**25.31**	**18.52**	**12.91**

At December 31, 2013, the Bank had a liability to the SRP amounting to UA 96.30 million (2012: UA 107.29 million) while the Bank's liability to the post-employment aspect of the MBP amounted to UA 130.80 million (2012: UA 133 million).

At December 31, 2013 and 2012 the determination of these liabilities, which are included in "Other accounts payable" on the Balance Sheet is set out below:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2013	Restated 2012	**2013**	Restated 2012
Fair value of plan assets:				
Market value of plan assets at beginning of year	415.84	364.94	25.85	22.14
Actual return on assets	22.03	36.01	0.30	0.43
Employer's contribution	19.42	17.51	4.67	4.23
Plan participants' contribution during the year	9.71	8.76	2.34	2.12
Benefits paid	(12.99)	(11.38)	(2.36)	(3.07)
Market value of plan assets at end of year	**454.01**	**415.84**	**30.80**	**25.85**
Present value of defined benefit obligation:				
Benefit obligation at beginning of year	523.13	411.00	158.85	110.15
Current service cost	34.50	23.82	13.14	8.68
Employee contributions	9.71	8.76	2.33	2.12
Interest cost	19.31	18.32	6.23	5.32
Actuarial (gain)/loss	(23.35)	72.61	(16.59)	35.65
Benefits paid	(12.99)	(11.38)	(2.36)	(3.07)
Benefit obligation at end of year	**550.31**	**523.13**	**161.60**	**158.85**
Funded status:				
Liability recognized on the balance sheet at December 31, representing excess of benefit over plan asset	**(96.30)**	**(107.29)**	**(130.80)**	**(133.00)**

There were no unrecognized past service costs at December 31, 2013 and 2012. At December 31, 2013, the cumulative net actuarial losses recognized directly in equity through other comprehensive income for the SRP were UA 166.61 million (2012: losses of UA 196.64 million). The cumulative net actuarial losses recognized directly in equity through other comprehensive income for MBP were UA 46.53 million (2012: losses of UA 62.41 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)

	2013	Restated 2012	2011	2010	2009
Staff Retirement Plan:					
Fair value of Plan assets	454.01	415.84	364.94	345.40	302.25
Present value of defined benefit obligation	(550.31)	(523.13)	(411.01)	(338.25)	(304.68)
(Deficit)/Excess funding	**(96.30)**	**(107.29)**	**(46.07)**	**7.15**	**(2.43)**
Experience adjustments on plan assets	(26.37)	(33.05)	(48.95)	(41.48)	(47.40)
Experience adjustments on plan liabilities	(140.24)	(163.59)	(90.98)	(35.84)	(28.38)
Net	**(166.61)**	**(196.64)**	**(139.93)**	**(77.32)**	**(75.78)**

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)

	2013	Restated 2012	2011	2010	2009
Medical Benefit Plan:					
Fair value of Plan assets	30.81	25.85	22.14	18.67	15.67
Present value of defined benefit obligation	(161.60)	(158.85)	(110.15)	(74.22)	(67.08)
Deficit funding	**(130.79)**	**(133.00)**	**(88.01)**	**(55.55)**	**(51.41)**
Experience adjustments on plan assets	(2.89)	(2.18)	(1.90)	(1.22)	(0.43)
Experience adjustments on plan liabilities	(43.64)	(60.23)	(24.59)	2.05	0.30
Net	**(46.53)**	**(62.41)**	**(26.49)**	**0.83**	**(0.13)**

Assumptions used in the latest available actuarial valuations at December 31, 2013 and 2012 were as follows:

(Percentages)

	Staff Retirement Plan		Medical Benefit Plan	
	2013	Restated 2012	2013	Restated 2012
Discount rate	4.12	3.63	4.12	3.63
Rate of salary increase	3.80	3.73	3.80	3.73
Future pension increase	2.30	2.23		
Health care cost growth rate				
– at end of fiscal year			6.00	6.00
– ultimate health care cost growth rate			5.00	5.00
Year ultimate health cost growth rate reached			2014	2014

The SRP mortality assumptions are based on the Self-Administered Pension Schemes 2008 (SAPS08) tables, specifically referenced from the experience of United Kingdom self-administered pension schemes. Similarly, the MBP mortality assumptions are also based on the Self-Administered Pension Schemes (SAPS) tables, specifically referenced from the experience of United Kingdom occupational schemes. These SAPS tables assume normal health participants, and have been updated using Continuous Mortality Investigations (CMI) 2009 projections to factor in future longevity improvements.

The expected return on plan assets is an average of the expected long-term (10 years or more) returns for debt securities and equity securities, weighted by the portfolio allocation. Asset class returns are developed based on historical returns as well as forward-looking expectations. Equity return expectations are generally based upon the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond return expectations are based upon the sum of expected inflation, real bond yield, and risk premium. The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AAA corporate bonds.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the initial medical cost inflation rate was assumed at 6 percent per annum between January 1, 2013 and December 31, 2013, thereafter a constant rate of 5 percent per annum will be used.

The Bank's obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The average duration of SRP and MBP is 16.5 years and 22 years respectively.

The following table shows projected benefit cash flow outgo:

(UA millions)

	2014	2015	2016	2017	2018	2019 to 2023
Cash flow for MBP	2.50	2.60	2.80	2.90	3.00	17.60
Cash flow for SRP	13.94	17.17	19.20	22.11	24.69	157.96

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

(UA thousands)

	1% Increase		1% Decrease	
	2013	Restated 2012	2013	Restated 2012
Effect on total service and interest cost	6,169	4,112	(4,498)	(3,029)
Effect on post-retirement benefit obligation	40,874	43,179	(31,607)	(32,994)

The following table shows the effect of a one percent point change in the discount rate for the SRP:

(UA thousands)

	1% Increase		1% Decrease	
	2013	2012	2013	2012
Effect on total service and interest cost	7,121	7,872	(8,741)	(9,775)
Effect on post-retirement benefit obligation	79,735	80,818	(94,219)	(96,592)

No SRP assets are invested in any of the Bank's own financial instruments, nor any property occupied by, or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at December 31, 2013 and 2012 for the Staff Retirement Plan:

(UA thousands)

	2013	2012
Debt securities	202,152	177,801
Equity securities	166,255	135,502
Property	68,362	63,393
Others	-	36,408
Total	**436,769**	**413,104**

At December 31, 2013 and 2012, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank's estimate of contributions it expects to make to the SRP and the MBP for the year ending December 31, 2014, are UA 35.27 million and UA 21.40 million, respectively.

NOTE S – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 25 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note N. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements. Net income allocation to the Fund in 2013 amounted to UA 35 million (2012: UA 35 million).

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at December 31, 2013 and 2012 are disclosed in Note V-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended December 31, 2013 amounted to UA 2.05 million (2012: UA 1.78 million).

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the years ended December 31, 2013, and 2012 was made up as follows:

(UA thousands)

	2013	2012
Salaries	20,203	18,973
Termination and other benefits	8,310	7,205
Contribution to retirement and medical plan	4,075	3,798
Total	**32,588**	**29,976**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At December 31, 2013 outstanding balances on loans and advances to management staff amounted to UA 6.71 million (2012: UA 4.71 million).

NOTE T – SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank's operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity investments.

External revenue for the years ended December 31, 2013 and 2012 is detailed as follows:

(UA thousands)

	2013	2012
Interest income from loans:		
Fixed rate loans	252,005	246,325
Variable rate loans	15,749	18,795
Floating rate loans	57,612	74,426
	325,366	339,546
Commitment charges and commissions	9,646	11,618
Total income from loans	**335,012**	**351,164**
Income from investments	131,242	199,345
Income from other debt securities	3,949	4,827
Other income	12,456	15,288
Total external revenue	**482,659**	**570,624**

Revenues earned from transactions with a single borrower country of the Bank amounting to UA 51.57 million for the year ended December 31, 2013 exceeded 10 percent of the Bank's revenue (2012: UA 61.07 million).

The Bank's development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, East Africa, North Africa, Southern Africa, and West Africa. Activities involving more than one

single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa, and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended December 31, 2013 and 2012 is detailed as follows:

(UA thousands)

	Central Africa	East Africa	North Africa	Southern Africa	West Africa	Multinational	Total
2013							
Income from sovereign loans	55,640	4,292	95,912	68,806	1,687	385	226,722
Income from non-sovereign loans	4,919	10,921	14,254	36,671	21,976	19,549	108,290
	60,559	**15,213**	**110,166**	**105,477**	**23,663**	**19,934**	**335,012**
2012							
Income from sovereign loans	67,299	4,910	105,921	72,454	3,165	559	254,308
Income from non-sovereign loans	4,764	9,921	10,815	34,517	22,537	14,302	96,856
	72,063	**14,831**	**116,736**	**106,971**	**25,702**	**14,861**	**351,164**

As of December 31, 2013, land and buildings owned by the Bank were located primarily at the Bank's headquarters in Abidjan, Côte d'Ivoire. More than 90 percent of other fixed and intangible assets were located at the Bank's Temporary Relocation Facilities in Tunis, as well as the regional resource centers in Nairobi and Pretoria.

NOTE U – EVENTS AFTER THE BALANCE SHEET DATE

On March 26, 2014, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2014.

NOTE V – SUPPLEMENTARY DISCLOSURES

NOTE V–1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at December 31, 2013 and 2012 were as follows:

		2013	2012
1 UA = SDR =	Algerian Dinar	120.349000	120.224000
	Angolan Kwanza	150.322000	146.642000
	Australian Dollar	1.737170	1.488350
	Botswana Pula	13.473300	11.969800
	Brazilian Real	3.624860	3.148070
	Canadian Dollar	1.638560	1.529540
	Chinese Yuan	9.397700	9.666000
	CFA Franc	732.914000	764.734000
	Danish Kroner	8.335560	8.697620
	Egyptian Pound	10.719000	9.760980
	Ethiopian Birr	29.560900	27.796800
	Euro	1.142710	1.165830
	Gambian Dalasi	60.768400	52.716400
	Ghanaian Cedi	3.328790	3.017280
	Guinean Franc	10,688.000000	10,590.100000
	Indian Ruppee	95.484500	84.295700
	Japanese Yen	162.162000	133.020000
	Kenyan Shilling	133.553000	131.893000
	Korean Won	1,625.62000	1,648.350000
	Kuwaiti Dinar	0.434665	0.432105
	Libyan Dinar	1.932400	1.932400
	Mauritian Rupee	46.392700	46.931600
	Moroccan Dirham	12.551900	12.961600
	New Zambian Kwacha	8.475380	-
	New Zealand Dollar	1.886330	1.872240
	Nigerian Naira	238.993000	238.295000
	Norwegian Krone	9.413980	8.554320
	Pound Sterling	0.935148	0.953662
	Sao Tomé Dobra	27,664.500000	28,938.600000
	Saudi Arabian Riyal	5.775010	5.784160
	South African Rand	16.154400	13.065600
	Swedish Krona	10.022900	10.014000
	Swiss Franc	1.372910	1.408740
	Tunisian Dinar	2.554380	2.390220
	Turkish Lira	3.099970	2.734570
	Ugandan Shilling	3,875.620000	4,126.140000
	United States Dollar	1.540000	1.536920
	Vietnamese Dong	32,606.400000	32,011.000000
	Zambian Kwacha	-	7.947570

** No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.*

NOTE V–2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

i) Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

ii) Post-Conflict Countries Assistance/Fragile States Facility

The Post Conflict Countries' Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB's net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility and by its resolution B/BG/2006/04 of May 17, 2006, the Board of Governors also approved the third and final installment of the Bank's allocation of UA 25 million from the 2005 net income. In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

iii) Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended

period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

As at end December 2013, the implementation of the HIPC initiative shows that out of the 33 eligible countries, 29 RMCs have reached their completion points while Chad is still in interim period. Three countries, Somalia, Sudan and Eritrea (pre-point decision) are yet to reach the decision point.

iv) Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

The MDRI became effective for the ADF on September 1, 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF's net assets. Reduction in ADF net assets results in a decrease in the value of the Bank's investment in the Fund. Subsequent write-down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans out- standing to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE V–3: SPECIAL FUNDS

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At December 31, 2013 and 2012, the following funds were held separately from those of the ordinary capital resources of the Bank:

i) The NTF was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. At the expiry of the initial 30-year period on April 25, 2006, the Bank and the Federal Republic of Nigeria agreed to 2 interim extensions (each for 12 months) to allow for further consultations and an independent evaluation of the NTF.

Following the positive result of the independent evaluation, the NTF Agreement was renewed for a period of ten years starting from April 26, 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

The resources of the NTF at December 31, 2013 and 2012 are summarized below:

(UA thousands)

	2013	2012
Contribution received	128,586	128,586
Funds generated (net)	153,423	152,060
Adjustment for translation of currencies	(116,237)	(116,025)
	165,772	**164,621**
Represented by:		
Due from banks	13,656	4,905
Investments	107,097	121,664
Accrued income and charges receivable on loans	1,286	1,518
Accrued interest on investments	49	67
Other amounts receivable	3	3
Loans outstanding	45,607	50,840
	167,698	**178,997**
Less: Current accounts payable	(1,926)	(14,376)
	165,772	**164,621**

ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of Regional Member Countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at December 31, 2013 and 2012 follows:

(UA thousands)

	2013	2012
Fund balance	82,462	72,464
Funds generated	4,718	4,762
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	1	1
Less: Relief disbursed	(80,076)	(74,028)
	7,105	**3,199**
Represented by:		
Due from bank	1,780	921
Investments	5,324	2,277
Interest receivable	1	1
	7,105	**3,199**

At December 31, 2013, a total of UA 2.60 million (2012: UA 3.12 million) had been committed but not yet disbursed under the Special Relief Fund.

NOTE V–4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

i) **The Mamoun Beheiry Fund** was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

ii) **The Arab Oil Fund (contribution of Algeria)** was established following Board of Governors' Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At December 31, 2013, a total of US$ 13.45 million (2012: US$ 13.45 million) had been so repaid.

iii) **The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF)** was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at December 31, 2013 and 2012 are summarized below:

(UA thousands)

	2013	2012
i) Mamoun Beheiry Fund		
Contribution	151	152
Income from investments	200	194
	351	346
Less: Prize awarded	(29)	(30)
Gift	(25)	(25)
	297	291
Represented by:		
Short-term deposits	282	277
Due from banks	15	14
	297	291
ii) Arab Oil Fund (contribution of Algeria)		
Net contribution	649	651
Represented by:		
Loans disbursed net of repayments	649	651
iii) Special Emergency Assistance Fund for Drought and Famine in Africa		
Contributions	20,768	20,810
Funds generated	5,551	5,558
	26,319	26,368
Relief granted	(23,370)	(23,092)
	2,949	3,276
Represented by:		
Due from banks	1,072	745
Investments	1,877	2,531
	2,949	3,276
Total Resources & Assets of Trust Funds	**3,895**	**4,218**

NOTE V–5: GRANTS (Donor funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Africa Water Facility Fund	67,757	66,909
African Trade Fund	9,251	9,859
African Legal Support Facility	12,189	11,088
African Economic Outlook	298	32
African Community of Practice	1,739	2,502
Agriculture Fast Track Fund	1,313	-
AMINA	1,439	1,442
Canada	1,355	14,850
Chinese Government Grant	365	371
Clean Technology Fund	2,520	2,271
Congo Basin	70,125	64,530
Fertilizer Financing Mechanism	8,961	8,596
Finland	6,389	3,525
France-BAD (Fonds d'Assistance Technique)	1,101	1,233
Global Agriculture and Food Security Programme (GAFSP)	22,596	11,490
Global Environment Facility (GEF)	4,933	2,596
Global Strategy to improve Agriculture and Rural Statistics (GARS)	1,946	-
Governance Trust Fund (GTF)	2,364	3,835
ICA-Infrastructure Consortium for Africa	1,869	1,590
International Comparison Programme – Africa (ICP-Africa)	25	27
IMDE (Initiative Migration and Development)	6,157	5,425
India	3,058	3,683
Investment Climate Facility for Africa	23,803	27,186
Italy	1,406	2,139
Japan (FAPA)	20,656	21,545
Korea Trust Fund	16,164	14,275
Making Finance Work for Africa	1,360	960
MENA Transition Fund	4,617	-
Microfinance Trust Fund	4,588	4,397
Multi-donor Water Partnership Program	1,236	1,451
Nepad Infrastructure	32,621	17,224
Norway	1,352	1,307
Portuguese Technical Cooperation Trust Fund	1095	1,337
Programme for Infrastructure Development in Africa (PIDA)	189	165
Rural Water Supply and Sanitation Initiative	77,780	65,294
SFRD (Great Lakes)	713	714
South South Cooperation Trust Fund	3,433	1,986
Statistical Capacity Building (SCB)	4,438	2,234
Strategic Climate Fund	8,533	3,740
Sustainable Energy Fund for Africa	28,842	29,635
Swedish Trust Fund for Consultancy Services	205	205
Switzerland Technical Assistance Grant	434	79
The Nigeria Technical Cooperation Fund	12,972	16,015
The United Kingdom	1,406	3,005
The United Nations Development Programme	37	2
Trust Fund for Countries Transition	2,940	-
Value for Money Fund	404	-
Zimbabwe Multi-donor Trust Fund	68,870	78,120
Others	39	47
Total	**547,883**	**508,916**

KPMG

KPMG Audit
Le Belvédère
1 Cours Valmy
CS 50034
92923 Paris La Défense Cedex
France

Téléphone : +33 (0)1 55 68 68 68
Télécopie : +33 (0)1 55 68 73 00
Site internet : www.kpmg.fr

African Development Bank
Temporary Relocation Agency
15 Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor's Report to the Board of Governors of the African Development Bank

Year ended 31 December 2013

We have audited the accompanying financial statements of the African Development Bank ("the Bank") which comprise the balance sheet as at 31 December 2013 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to V.

The financial statements have been prepared in accordance with International Financial Reporting Standards, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank's Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank's members as a body, for our audit work, for this report or for the opinions we have formed.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

KPMG

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2013, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, 26th March 2014

KPMG Audit
A division of KPMG S.A.

Valéry Foussé
Partner

ADB ADMINISTRATIVE BUDGET FOR FINANCIAL YEAR 2014

(UA thousands)

Description	
Personnel Expenses	
Salaries	125,139
Benefits	96,244
Other Employee Expenses	30,369
Short-Term and Technical Assistance Staff	1,059
Consultants	29,319
Staff Training	3,262
	285,392
General Expenses	
Official Missions	19,740
Accommodation	17,663
Equipment Rental, Repairs and Maintenance	8,675
Communication Expenses	11,956
Printing, Publishing and Reproduction	1,912
Office Supplies and Stationery	576
Library	603
Other Institutional Expenses	28,240
	89,365
Total Administrative Expenses	**374,757**
Depreciation	10,720
Total	**385,477**
Less: Management Fees*	(248,006)
Net Administrative Budget	**137,471**

* *The amount represents the African Development Fund and the Nigerian Trust Fund's share of the fair value of the Bank's expenses in respect of officers, staff, organization, services and facilities based on formula approved by the Boards.*

THE AFRICAN DEVELOPMENT FUND

Financial Management

Subscriptions

ADF Replenishments

The resources of the African Development Fund (the ADF or the Fund) primarily consist of subscriptions by the Bank, subscriptions and contributions by State Participants, as well as other resources received by the Fund. The cumulative subscriptions to the ADF amounted to UA 22.83 billion at December 31, 2013.

Subsequent to the initial subscriptions, additional resources have been provided to the ADF in the form of periodic general replenishments, typically done every three years. The twelfth (ADF-12) replenishment was adopted by the Board of Governors on January 20, 2011 and became effective on May 3, 2011 with the total resource envelope amounting to UA 6.1 billion including an Advanced Commitment Capacity, or internally generated resources, of UA 2.01 billion. The replenishment covers the 2011-2013 operational period. As of December 31, 2013, State Participants had subscribed a total amount of UA 3.77 billion. Of these subscriptions, UA 315.14 million, or 8.3 percent of the replenishment amount, remain qualified as of that date.

Negotiations for the thirteenth replenishment of the Fund (ADF-13) were concluded in September 2013. Deputies agreed on an ADF-13 resource level of UA 5.35 billion covering the three-year operational period, 2014-2016. This figure includes projected internally generated resources of UA 0.98 billion. The replenishment will become effective on the date when State Participants shall have deposited with the Fund, instruments of subscription representing an aggregate amount equivalent to at least thirty percent of the total intended subscriptions, provided that this date shall not be later than March 31, 2014. At December 31, 2013, the conditions for the effectiveness of ADF-13 replenishment had not been met.

Commitments under the Multilateral Debt Relief Initiative

Under the Multilateral Debt Relief Initiative (MDRI), donor countries agree to compensate ADF for the cancellation of its loans to Heavily Indebted Poor Countries (HIPCs) that have reached, or will reach the completion point under the enhanced HIPC initiative. The MDRI became effective on September 1, 2006 and covers the period, 2006-2054. To preserve the financial integrity and the financing capacity of the Fund, the terms of the MDRI require donors to fully compensate the Fund for debts canceled under the MDRI. Donors have also agreed that periodic adjustments would be made under the initiative to reflect changes in the actual and estimated costs to the Fund resulting from debt forgiveness.

As of December 31, 2013, the Fund had received from donors aggregate commitments of UA 4.58 billion representing 81 percent of the MDRI cost for the period, 2006-2054, of UA 5.67 billion.

Financial Products

The ADF is the concessional financing window of the Bank Group that provides low income Regional Member Countries with concessional loans as well as grants for projects and programs, risk guarantees and support through technical assistance for studies and capacity building.

Loans

Prior to the ADF-12 replenishment, no interest was charged on ADF loans. Instead they carried a service charge of 0.75 percent per annum on outstanding balances, and a commitment fee of 0.50 percent per annum on undisbursed commitments. These ADF loans have a maturity period of 50 years, including a 10-year grace period.

However, for ADF-12, the Board of Directors approved differentiated ADF loan lending terms to ADF-eligible countries classified as blend, gap and graduating under the African Development Bank Group country classification. Accordingly, new loans extended under ADF-12 and beyond to blend, gap and graduating countries will have a maturity period of 30 years, including an 8-year grace period with an interest rate of 1 percent per annum. In addition, the standard commitment and service fees that apply to all ADF loans will be charged.

Guarantees

As a means of stimulating additional private sector investments in Low-Income Countries, the ADF Partial Risk Guarantee (ADF-PRG) instrument was introduced as part of ADF-12, on a pilot basis, to leverage resources from the private sector and other co-financiers for ADF countries, including fragile states. The ADF-PRG will insulate private lenders against well-defined political risks related to the failure of a government or a government-related entity to honor certain specified commitments and will incentivize governments to undertake policy and fiscal reforms necessary to mitigate performance-related risks.

Starting with the Thirteenth General Replenishment of the ADF, Partial Credit Guarantees (PCG) have been added to the suite of ADF instruments. The ADF PCG is an instrument designed to address the challenges faced by well performing ADF only countries and State Owned Enterprises (SOEs), in their quest to mobilize both domestic and external commercial financing for developmental purposes. The product will serve to partially guarantee debt service obligations of Low-Income Countries (LICs) and well performing SOEs in LICs. The ADF PCG is

Table 7.7
Lending Status, 2009-2013
(UA millions)

	2009	2010	2011	2012	2013
Loans approved*+	1,798.54	1,316.00	1,475.74	1,659.51	2,054.48
Disbursements	1,726.43	1,165.45	1,296.65	1,169.60	1,702.21
Undisbursed Balances	5,248.18	5,556.59	5,415.36	6,921.62	6,327.68

* *Exclude approvals of Special Funds.*
\+ *Include grants and guarantees.*

available only to; (1) ADF countries with low risk of debt distress (green light countries) and adequate debt management capacity; and (2) subject to meeting certain defined eligibility criteria, SOEs in ADF countries with low risk and moderate risk of debt distress (green and yellow light countries, respectively). Similar to the ADF PRG, the ADF PCG is expected to enable well performing LICs and SOEs to catalyze larger volumes of development financing at more attractive terms.

Investments

ADF cash and treasury investments amounted to UA 3.24 billion at December 31, 2013 compared to UA 3.42 billion at the end of 2012. Investment income for the year amounted to UA 67.33 million, representing a return of 1.94 percent, on an average liquidity level of UA 3.47 billion, compared with an income of UA 87.96 million, representing a return of 2.70 percent on an average liquidity of UA 3.25 billion in 2012. The lower return in 2013 is primarily the result of the low level of interest rates, impacting the average yield of the held-at-amortized-cost portfolio, as well as the stabilization of credit spreads at tighter levels which, unlike in 2012, did not generate large capital gains on the portfolio at fair value.

Figure 7.3
Loan Disbursements and Repayments, 2009-2013 (UA millions)



Disbursements
Loan Repayments
1,500
1,000
500
0
2009
2010
2011
2012
2013

Loan Portfolio

Cumulative loans and grants signed, net of cancellations, at December 31, 2013, amounted to UA 25.24 billion compared to UA 24.12 billion at the end of 2012. Table 7.7 presents loans approved, disbursed and undisbursed balances from 2009 to 2013. As the table shows, the level of loan approvals has increased consistently since 2010.

Total outstanding loans, as at December 31, 2013 was UA 8.18 billion, UA 968.66 million higher than the UA 7.21 billion outstanding as at the end of 2012.

At the end of 2013, there were a total of 1,118 active loans and grants and a total of 692 loans amounting to UA 5.53 billion had been fully repaid or canceled through MDRI.

Disbursements

Loans and grants disbursed by the Fund increased by 45.54 percent to stand at UA 1.70 billion in 2013 from UA 1.17 billion in 2012. As at December 31, 2013, cumulative disbursements on loans and grants amounted to UA 18.80 billion compared to UA 17.20 billion at the end of the previous year. A total of 2,004 loans and grants were fully disbursed for an amount of UA 14.68 billion, representing 78.07 percent of cumulative disbursements. Figure 7.3 tracks the evolution of loan disbursements and repayments over the past five years.

Repayments

Principal loan repayments for the Fund amounted to UA 56.77 million in 2013 compared to UA 55.06 million in 2012, representing an increase of 3 percent over the previous year. Cumulative repayments as of December 31, 2013 stood at UA 6.91 billion.

Risk Management Policies and Processes

The Fund, like the Bank, employs stringent risk management procedures in order to prudently reduce its exposure to risks, such as liquidity, currency and interest rate risks, that are not essential to its core business of providing development related assistance to its clients. The details of the risk management policies and practices employed by the Fund to manage these risks are provided in Note C to the Financial Statements.

Financial Results

The following are the highlights of the Fund's financial performance in 2013:

- The Fund reported a deficit of UA 123.52 million in 2013, compared to a deficit of UA 64.61 million in 2012. The deficits over recent years are largely attributable to certain structural changes to the Fund (including the cancellation of loans to certain beneficiaries under the MDRI initiative described in Note F to the financial statements; and the increased grant elements in the ADF resource allocation), which are compensated for through additional donor subscriptions. Normalized for the effects of such structural changes, the adjusted deficits for 2013 and 2012 were UA 52.57 million and UA 1.61 million, respectively.

- The generally low level of interest rates prevailing globally continued to have the dual effect of lowering the Fund's investment income and increasing the impact of the accelerated encashment of promissory notes deposited for payment of the Fund's subscriptions. The decline in interest rates has created a gap between the discount granted for accelerated encashment of notes deposited for payment of subscriptions and the interest earned on the investment of the funds from the accelerated encashment.

- The Fund's share of the total shareable administrative expenses of the ADB Group increased by UA 40.60 million from UA 185.27 million in 2012 to UA 225.87 million in 2013. The Fund's share of the total shareable expenses is based on a predetermined cost-sharing formula, which is driven primarily by the relative levels of certain operational volume indicators and relative balance sheet size. The Fund's percentage share of these expenses was 68.69 percent for 2013, compared to 65.91 percent for 2012.

- Investment income decreased from UA 87.96 million in 2012 to UA 67.33 million in 2013, while loan income increased from UA 65.67 million in 2012 to UA 77.58 million for the current year. The decrease in investment income is due to the combination of a decrease in average investment funds in 2013 and lower interest rates compared to 2012. The increase in loan income was due primarily to an overall higher average outstanding loan balance in 2013. Discount on the accelerated encashment of promissory notes amounted to UA 38.94 million in 2013 compared to UA 31.87 million in 2012.

According to the Fund's non-accrual policy, service charges on loans made to or guaranteed by borrowers are excluded from loan income, if principal installments or service charges on any such loans are in arrears for six months or more, until such time that payment is received. As a result, of this policy, UA 2.07 million of non-accrued loan income was excluded from 2013 income compared to UA 3.84 million in 2012. The number of borrowers in non-accrual status at December 31, 2013 remained three (3); which was the same level as at the end of December 2012.

The Fund continued to cancel qualifying debts under MDRI as the relevant countries reached HIPC completion point. In 2013, Comoros reached the completion point. A summary of the cumulative loan cancellations under MDRI and HIPC is presented in Note F to the Special Purpose Financial Statements.

Performance Management and Monitoring

As with the African Development Bank (the Bank) management monitors performance measures and indicators which reflect the critical success factors in the ADF's business. To the extent that the ADF extends grants in addition to lending at highly concessional rates, the conventional profitability and financial ratios are not deemed to be an appropriate means of determining its effectiveness in delivering development resources to Regional Member Countries. One proxy that the Fund applies for measuring effective delivery of development resources is the level of disbursements made to RMCs from one period to another. As already noted previously, during the year under review a total of UA 1.70 billion was disbursed for loans and grants as compared to UA 1.17 billion made in 2012.

African Development Fund
Special Purpose Financial Statements and Report of the Independent Auditor Year ended December 31, 2013

STATEMENT OF NET DEVELOPMENT RESOURCES AS AT DECEMBER 31, 2013
(UA thousands – Note B)

		2013	2012
DEVELOPMENT RESOURCES			
DUE FROM BANKS		165,394	106,018
INVESTMENTS (Note D)			
Treasury investments, mandatorily at fair value	1,004,275		1,195,002
Treasury investments at amortized cost	2,067,836		2,116,268
Total investments		3,072,111	3,311,270
DEMAND OBLIGATIONS (Note E)		2,389,924	2,373,461
RECEIVABLES			
Accrued income on loans and investments	56,011		48,871
Other receivables	30,024		18,563
		86,035	67,434
LIABILITIES		(111,618)	(107,506)
NET DEVELOPMENT RESOURCES		**5,601,846**	**5,750,677**
FUNDING OF DEVELOPMENT RESOURCES			
SUBSCRIPTIONS AND CONTRIBUTIONS (Notes G & M)			
Amount subscribed including contributions through accelerated encashment of subscriptions	22,766,462		22,439,309
Less: Portion of accelerated encashment not yet effected	(1,503)		(39,105)
	22,764,959		22,400,204
Less: Installments not yet payable	(341,133)		(1,354,425)
	22,423,826		21,045,779
Less: Installments due	(7,018)		(7,018)
	22,416,808		21,038,761
Contributions paid on Multilateral Debt Relief Initiative	667,239		583,523
	23,084,047		21,622,284
Less: Unamortized discounts on subscriptions and contributions (Note B)	(127,726)		(128,855)
	22,956,321		21,493,429
Cumulative exchange adjustment on subscriptions and contributions (Note B)	(279,301)		(273,923)
Total subscriptions and contributions		22,677,020	21,219,506
OTHER RESOURCES (Note H)		509,960	425,270
RESERVES (Note I)		(131,915)	(8,390)
CUMULATIVE CURRENCY TRANSLATION ADJUSTMENT (Note B)		(285,959)	(305,441)
		22,769,106	21,330,945
ALLOCATION OF DEVELOPMENT RESOURCES			
GRANTS AND TECHNICAL ASSISTANCE ACTIVITIES (Note F)		(4,001,175)	(3,358,986)
HIPC GRANTS DISBURSED (Note F)		(184,000)	(184,000)
NET DEBT RELIEF (Note F)		(4,799,441)	(4,823,297)
LOANS DISBURSED AND OUTSTANDING (Note F)		(8,182,644)	(7,213,985)
NET DEVELOPMENT RESOURCES		**5,601,846**	**5,750,677**

The accompanying notes to the special purpose financial statements form part of this statement.

STATEMENT OF INCOME AND EXPENSES AND OTHER CHANGES IN DEVELOPMENT RESOURCES FOR THE YEAR ENDED DECEMBER 31, 2013

(UA thousands – Note B)

	2013	2012
INCOME AND EXPENSES		
Service charges on loans	58,054	47,157
Commitment charges on loans	19,524	18,512
Income on investments	67,334	87,958
Other income	179	595
Administrative expenses (Note K)	(225,874)	(185,270)
Discount on accelerated encashment of participants' demand obligations	(38,937)	(31,871)
Financial charges	(184)	(305)
Loss on exchange	(3,621)	(1,390)
Deficit	**(123,525)**	**(64,614)**
CHANGE IN DEVELOPMENT RESOURCES FUNDING		
Increase in paid-up subscriptions	1,378,047	1,106,042
Contributions received on account of Multilateral Debt Relief Initiative	83,716	87,919
Increase in other resources	84,690	35,000
Changes in accumulated exchange adjustment on subscriptions and contributions	(5,378)	18,470
Changes in unamortized discounts on subscriptions and contributions	1,129	10,668
Changes in accumulated translation adjustment	19,482	(13,876)
	1,561,686	**1,244,223**
CHANGE IN DEVELOPMENT RESOURCES ALLOCATION		
Disbursement of grants	(642,189)	(401,937)
Disbursement of loans	(1,060,019)	(767,664)
Repayment of loans	56,770	55,058
Recoveries on account of Multilateral Debt Relief Initiative	43,406	-
Translation adjustment on loans	15,040	36,694
	(1,586,992)	**(1,077,849)**
Change in Net Development Resources	(148,831)	101,760
Net Development Resources at the beginning of the year	5,750,677	5,648,917
NET DEVELOPMENT RESOURCES AT THE END OF THE YEAR	**5,601,846**	**5,750,677**

The accompanying notes to the special purpose financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013
(UA thousands – Note B)

	2013	2012
DEFICIT	(123,525)	(64,614)
OTHER COMPREHENSIVE INCOME		
Changes in accumulated translation adjustment	19,482	(13,876)
COMPREHENSIVE LOSS	**(104,043)**	**(78,490)**

The accompanying notes to the special purpose financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013
(UA thousands – Note B)

	2013	2012
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Deficit	(123,525)	(64,614)
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized losses/(gains) on investments	3,199	(9,420)
Discount on accelerated encashment of participants' demand obligations	38,937	31,871
Changes in accrued income on loans and investments	(7,140)	(4,746)
Changes in net current assets	(14,443)	66,007
Net cash (used in)/provided by operating activities	(102,972)	19,098
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursement of grants	(642,189)	(401,937)
Disbursement of loans	(1,060,019)	(767,664)
Repayment of loans	56,770	55,058
Recoveries on account of Multilateral Debt Relief Initiative	43,406	-
Investments maturing after 3 months of acquisition:		
Treasury investments, mandatorily at fair value	112,918	198,140
Treasury investments at amortized cost	94,945	(725,602)
Net cash used in investment, lending and development activities	(1,394,169)	(1,642,005)
FINANCING ACTIVITIES:		
Subscriptions and contributions received in cash	429,211	320,924
Participants' demand obligations encashed	936,407	1,064,037
Increase in other resources	84,690	35,000
Net cash provided by financing activities	1,450,308	1,419,961
Effect of exchange rate changes on cash and cash equivalents	9,695	2,676
Net decrease in cash and cash equivalents	(37,138)	(200,270)
Cash and cash equivalents at the beginning of the year	287,890	488,160
Cash and cash equivalents at the end of the year	**250,752**	**287,890**
COMPOSED OF:		
Cash	165,394	106,018
Investments maturing within 3 months of acquisition:		
Treasury investments, mandatorily at fair value	85,358	181,872
Cash and cash equivalents at the end of the year	**250,752**	**287,890**
SUPPLEMENTARY DISCLOSURE:		
Movements resulting from exchange rate fluctuations on:		
Loans	(15,040)	(36,694)
Subscriptions and contributions	(5,378)	18,470

The accompanying notes to the special purpose financial statements form part of this statement.

NOTES TO THE SPECIAL PURPOSE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2013

NOTE A – PURPOSE, ORGANIZATION AND RESOURCES

Purpose and Organization

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the African Development Bank (ADB or the Bank) in contributing to the economic and social development of the Bank's regional members, promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

By its resolution F/BG/2010/03 of May 27, 2010, the Board of Governors increased the membership of the Board of Directors of ADF from twelve (12) to fourteen (14), made up of seven (7) members selected by the Bank and seven (7) members selected by State Participants. The Board of Directors reports to the Board of Governors, which is made up of representatives of the State Participants and the ADB. The ADB exercises fifty percent (50%) of the voting powers in the ADF and the President of the Bank is the ex-officio President of the Fund.

The ADB, the Nigeria Trust Fund (NTF), which is a special fund administered by the ADB, and the ADF are collectively referred to as the Bank Group. The principal purpose of the ADB is to promote economic and social development in its Regional Member Countries. The ADB finances development projects and programs in its regional member states. The ADB also participates in the selection, study and preparation of projects contributing to the development of its member countries and where necessary provides technical assistance. The NTF was established under an agreement between the Bank and the Federal Republic of Nigeria to further support the development efforts of ADB Regional Member Countries, particularly the lesser-developed countries. The assets and liabilities of the ADB and of the NTF are separate and independent of those of the ADF. Furthermore, the ADF is not liable for their respective obligations. Transactions with these affiliates, where there are, are disclosed in the notes that follow.

Resources

The resources of the Fund consist of subscriptions by the Bank, subscriptions and contributions by State Participants, other resources received by the Fund and funds derived from operations or otherwise accruing to the Fund. The initial resources of the Fund consisted of subscriptions by the Bank and the original State Participants to the Agreement Establishing the Fund (the Agreement). Thereafter, the resources have been replenished through Special and General increases of subscriptions and contributions.

NOTE B – BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Due to its nature and organization, the Fund presents its financial statements on a special purpose basis. The Special Purpose Financial Statements are prepared for the specific purpose of reflecting the net development resources of the Fund and are not intended to be a presentation in accordance with International Financial Reporting Standards. Net development resources represent resources available to fund loan and grant commitments and comprise primarily cash, marketable investments and demand obligations of State Participants. These special purpose financial statements have been prepared to comply with Article 35(1) of the Agreement establishing the Fund, which requires that the Fund circulates, at appropriate intervals, a summary of its financial position and income and expenditure statement showing the results of its operations.

The significant accounting policies used in the preparation of the Fund's special purpose financial statements are as follows:

Monetary Basis of the Special Purpose Financial Statements

The special purpose financial statements are expressed in Units of Account (UA). Article 1 of the Agreement defined a Unit of Account as having a value of 0.81851265 grams of fine gold.

On April 1, 1978, when the second amendment to the Articles of the Agreement of the International Monetary Fund (IMF) came into effect, gold was abolished as a common denominator of the international monetary system. Computations relating to the currencies of IMF members were thereafter made on the basis of the Special Drawing Right (SDR) for purposes of applying the provisions of the Articles of the IMF. The Fund's Unit of Account was therefore based on its relationship to the SDR at the time of establishment of the Fund. This was 1 Unit of Account equal to SDR 0.921052.

Subsequently, on November 16, 1992, the Board of Governors decided by Resolution F/BG/92/10 to redefine the Fund's Unit of Account to be equivalent to the UA of the ADB, which is defined as equivalent to the Special Drawing Right of the IMF. In compliance with this Resolution, the Board of Directors, on June 22, 1993, adopted January 1, 1993, as the date for the entry into effect of the Resolution, and the Fund's UA has since then been defined as equal to the Bank's UA.

The Fund conducts its operations in the currencies of its State Participants. Income and expenses are converted into UA at the rate prevailing on the date of the transaction. Assets and liabilities are translated into UA at rates prevailing at the date of the Statement of Net Development Resources. Translation differences are debited or credited to the Cumulative Currency Translation Adjustment. Translation gains and losses on subscriptions received are credited or debited to the Cumulative Exchange Adjustment on Subscriptions and contributions. Where currencies are converted into any other currency, the resulting gains or losses are included in income.

The rates used for translating currencies into UA at December 31, 2013 and 2012 are as follows:

	2013	2012
1 Unit of Account equals:		
Argentinian Peso	9.397020	6.106830
Brazilian Real	3.624860	3.148070
Canadian Dollar	1.638560	1.529540
Danish Krone	8.335560	8.697620
Euro	1.142710	1.165830
Indian Rupee	95.484500	84.295700
Japanese Yen	162.162000	133.020000
Korean Won	1,625.620000	1,648.350000
Kuwaiti Dinar	0.434665	0.432105
Norwegian Krone	9.413980	8.554320
Pound Sterling	0.935148	0.953662
South African Rand	16.154400	13.065600
Swedish Krona	10.022900	10.014000
Swiss Franc	1.372910	1.408740
Turkish Lira	3.099970	2.734570
United States Dollar	1.540000	1.536920

No representation is made that any currency held by the Fund can be or could be converted into any other currency at the cross-rates resulting from the rates indicated above.

Participants' Subscriptions and Contributions

Subscriptions committed by State Participants for each replenishment are recorded in full as subscriptions receivable from participants upon submission of an instrument of subscription by the participants. A replenishment becomes effective when the ADF receives instruments of subscription from participants for a portion of the intended replenishment level as specified in the replenishment resolution. The portion of subscribed amounts for which payments are not yet due from State Participants are recorded as installments on subscriptions not yet payable, and are not included in the net development resources of the Fund. The subscriptions not yet payable become due throughout the replenishment period (generally three years) in

accordance with an agreed payment schedule. The actual payment of subscriptions when they become due from certain participants is conditional upon the respective participant's budgetary appropriation process.

The subscriptions receivable are settled through payment of cash or deposit of non-negotiable, non-interest-bearing demand notes. The notes are encashed by the Fund as provided in an encashment program agreed to at the time of the replenishment.

Starting with the ADF-9 replenishment, participants were given the option of an early payment of cash in an amount equivalent to the net present value of their entire subscriptions and contributions. Upon receipt of such cash payments, participants are credited with the full face value of their entire subscriptions, and in agreement with the Fund, such cash amounts received are invested and the income generated thereon is retained by the Fund. A discount, calculated as the difference between the face value of the subscriptions and the cash amount received, is initially recorded to represent the interest expected to be earned on the cash received from State Participants who opted for the accelerated encashment program. Such discount is amortized over the projected encashment period, to recognize the effective contributions to equity by the relevant participant over and above the initial cash advanced.

By its resolutions F/BG/2006/12 and F/BG/2006/13 of May 18, 2006 and August 31, 2006 respectively, the Board of Governors of the Fund authorized the Board of Directors to approve the participation of the ADF in the Multilateral Debt Relief Initiative (MDRI) and in that regard the Board of Governors also authorized an increase in the resources of the ADF to provide full and timely compensation for the debt cancellation under the MDRI subject to the attainment of the following effectiveness thresholds:

1) Receipt of Instruments of Commitment from donors covering an aggregate amount equivalent to at least seventy per cent (70%) of the total cost of debt relief for the first group of 14 post-completion point Heavily Indebted Poor Countries (HIPCs); and

2) Receipt of unqualified Instruments of Commitments from donors for an amount not less than the equivalent of at least seventy five percent (75%) of the total cost of debt relief incurred during the remainder of ADF-10 period.

Upon satisfaction of the above two thresholds, the Board of Directors of the Fund approved the effectiveness of the MDRI with effect from September 1, 2006. To ensure full compensation for foregone reflows as a result of the upfront debt cancellation, the ADF governing bodies endorsed Management's proposal for a compensation scheme over the 50-year period of the Initiative. Donors will contribute additional resources to ADF, equivalent to the foregone debt service (service charges and principal) for each replenishment period, by submitting pledges over the life of the initiative. The compensatory financing arrangements will take the form of a general increase in the contribution of State Participants pursuant to Article 7 of the Agreement Establishing ADF. The contributions received from State Participants under the compensatory financing arrangements shall not be counted as part of the burden share for the replenishment period in which such resources are received, but shall carry voting rights in the same manner as normal subscriptions. Such contributions are separately disclosed within the total of subscriptions and contributions in the Statement of Net Development Resources.

Maintenance of Value of Currency Holdings

Prior to the second general replenishment, subscriptions were denominated in UA and were subject to Article 13 of the Agreement which provided that, whenever the par value in the IMF of the currency of a State Participant is reduced in terms of the UA or its foreign exchange value has, in the opinion of the Fund, depreciated to a significant extent within that participant's territory, that participant shall pay to the Fund within a reasonable time an amount of its currency required to maintain the value, as of the time of subscription, of the amount of such currency paid into the Fund by that participant and which has not been disbursed or exchanged for another currency.

Conversely, if the currency of a State Participant has increased in par value or appreciated in its foreign exchange value within that participant's territory, the Fund shall return to that participant an amount of such currency equal to the increase in the value of the Fund's holding of that currency which was received by it in payment of subscriptions, to the extent that these amounts have not been disbursed or exchanged for another currency.

In accordance with Board of Governors' successive Resolutions governing the second through to the twelfth general replenishments of the Fund, which stipulated that Article 13 shall not apply to these general replenishments, subscribers to these replenishments fixed the amount of their subscriptions payable in national currencies in terms of agreed parities ruling at the date these replenishments came into force. Gains or losses arising on translating these subscriptions, when received, into UA are applied against subscriptions, with the offsetting debits or credits recorded as Cumulative Exchange Adjustment on Subscriptions (CEAS).

Financial Assets

The Fund's financial assets are classified into the following categories: financial assets at amortized cost and financial assets at fair value through profit or loss (FVTPL). These classifications are determined based on the Fund's business model. In accordance with the Fund's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized cost

A financial asset is classified at 'amortized cost' only if the asset meets the objective of the Fund's business model to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in financial assets are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified at 'fair value through profit or loss'.

Financial assets at amortized cost include mainly demand obligations and accrued income on loans and receivables and certain investments that meet the criteria of financial assets at amortized cost. Demand obligations are non-negotiable, non-interest-bearing notes payable on demand deposited for subscription payment.

The Fund also classifies at amortized cost, investments of the proceeds of accelerated encashment of notes. This is consistent with the business model of the Fund of collecting contractual cash flows. The primary objective of such financial assets is to recoup the discount granted to State Participants on the accelerated encashment program.

ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

Cash and cash equivalents include amounts due from banks, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash, are subject to an insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

Purchases and sales of financial assets are recognized on a trade-date basis, which is the date the Fund commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Income on investments includes interest earned and unrealized gains and losses on financial assets at FVTPL.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Fund has transferred substantially all risks and rewards of ownership.

Investments

The Fund's investment securities are classified either as financial assets at amortized cost or as at fair value. Investments classified as financial assets at amortized cost include non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method. All other investment securities are classified as investments at fair value through profit or loss and measured at market value.

Income on investments includes interest earned and unrealized gains and losses on the portfolio held at fair value through profit or loss. Purchases and sales of investments are recognized on a trade-date basis, which is the date on which the Fund commits to purchase or sell the investments.

Loans

The Fund provides concessional funding for development purposes to the least developed countries in Africa. Country eligibility is determined by assessing gross national income per capita, creditworthiness and performance. Annual Debt Sustainability Analysis is used to determine the risk of debt distress of each beneficiary country and set appropriate financing terms.

The following categories of countries are eligible to ADF loans:

- Category A countries that are not deemed creditworthy for non-concessional financing and whose income levels are below the operational cut-off.
- Category A countries that are not deemed creditworthy for non-concessional financing but whose income levels are above the operational cut-off (blend countries) have access to ADF funds with modified financing terms at par with those of blend countries.
- Category B countries are those deemed creditworthy for non-concessional financing but whose income levels are below the operational cut-off with access to a blend of ADB and ADF resources.

Graduating countries are those that are graduating from the category of ADF borrowing countries to the category of ADB borrowing countries and the graduating policies are determined for each new ADF replenishment.

Disbursed and outstanding loans are reported at amortized cost and not included in Net Development Resources in the special purpose financial statements as they represent an allocation of development resources. Accordingly, no provision for possible loan losses is required.

Loan income arising from interest, service and commitment charges is recognized on an accrual basis. The Fund places all loans to a borrower country in non-accrual status if the principal installments, interest or service charges on any of the loans to such member country are overdue by 6 months or more, unless the Fund's management determines that the overdue amount will be collected in the immediate future. Further, management may place a loan in non-accrual status even if it is not yet overdue by 6 months, if the specific facts and circumstances, including consideration of events occurring subsequent to the balance sheet date, warrant such action. On the date a borrower's loans are placed in non-accrual status, unpaid interests and charges that had previously been accrued on loans to the borrower are deducted from income on loans for that period. Interests and charges on loans in non-accrual status are included in income only to the extent that payment of such charges has been received by the Fund.

Partial Risk Guarantee

The Fund provides guaranties, through the Partial Risk Guarantees (PRGs) program, for credits issued in support of projects located within a member county that are undertaken by private entities. Under the PRGs program, the Fund provides financial guaranties for private lenders to a member country in the event that a member country fails to honor its contractual obligations with respect to private lenders to a project. The PRGs insure private lenders against well-defined political risks related to the failure of a government or government related entity to honor certain specified commitments such as political force majeure, currency inconvertibility, regulatory risks and various forms of breach of contract.

Under the PRGs framework the Fund executes the payment obligations if the borrower defaults and the lender consequently demanding payment from the Fund. In the event that a guarantee is called, the Fund has the contractual right to require payment from the member country that has provided the counter guarantee to the Fund.

Guarantee fee income received is deferred and amortized over the life of the guarantee.

Grants

In addition to loans, the Fund is authorized to provide development financing in the form of grants. Prior to the ninth replenishment of the resources of the Fund, grant funds were granted for technical assistance activities only. With effect from the ninth replenishment, grants may be used for technical assistance as well as project financing. Grants, like loans, represent

allocations of development resources and are accordingly treated as such in the Statement of Net Development Resources of the Fund.

HIPC Debt Initiative

The Fund participates in a multilateral debt relief initiative for addressing the debt problems of countries identified as heavily indebted poor countries (HIPCs) to help ensure that their reform efforts are not compromised by unsustainable external debt burdens. Under this initiative, creditors provide debt relief for those countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. As a part of this process, the HIPC Debt Initiative Trust Fund, (the Trust Fund) constituted by funds from donors, including the Bank Group, was established to help beneficiaries reduce their overall debt, including those debts owing to the Fund.

Under the original framework of the debt relief initiative, upon signature of a HIPC Debt Relief Agreement by the Fund, the beneficiary country and the Trust Fund, loans or repayment installments identified for sale to the Trust Fund are written down to their estimated net present value. On the settlement date, the estimated write-down is adjusted to reflect the actual difference between the cash received and the carrying value of the loans sold.

Under the enhanced HIPC framework, the implementation mechanism comprises a partial payment of ADF debt service as it falls due with funds received from the Trust Fund.

Multilateral Debt Relief Initiative (MDRI)

Under the MDRI, loans due from eligible HIPCs are canceled when the countries attain the completion point under the HIPC framework. The Fund is expected to be fully compensated for loans canceled under MDRI by additional contributions to be made by donors over the previously scheduled repayment periods of the canceled loans. When MDRI becomes effective for a country, certain amounts previously disbursed to that country as loans are no longer repayable by the country and effectively take on the character of grants made by the Fund. Accordingly, loans canceled under the MDRI are included in "Net Debt Relief" and reported in the Statement of Net Development Resources as allocation of development resources, with a corresponding offset to loans outstanding.

Financial Liabilities

Financial liabilities include accounts payable and are subsequently measured at amortized cost. Financial liabilities are derecognized upon discharge, cancellation or expiration.

Impairment of Financial Assets

The Fund assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets included in its Net Development Resources is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Fund determines that there is objective evidence that an impairment loss has been incurred on its receivable or treasury investments held at amortized cost (described in prior years as held-to-maturity investment), the amount of the loss is measured as the difference between the asset's carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset's original effective interest rate. The estimated impairment loss may arise from delays that may be experienced in receiving amounts due, and the impairment calculations reflect management's best estimate of the effect of such delays.

The impairment loss is reported as a reduction to the carrying amount of the asset through the use of an allowance account and recognized in the income statement. If a treasury investment at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Loans are not included in Net Development Resources and are therefore not subject to impairment.

Fair Value Disclosure

The fair values of quoted financial assets in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets, the Fund establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realizable in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Fund in estimating the fair values of financial instruments are as follows:

Investments: Fair values for investment securities are based on quoted market prices, where available, using the bid prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Government and agency obligations include marketable bonds or notes and other government obligations issued or unconditionally guaranteed by governments of member countries or other official entities with a minimum credit rating of AA-. For asset-backed securities, the Fund may only invest in securities with an AAA credit rating. Money market instruments include time deposits, certificates of deposit and other obligations with a maturity period of less than 1 year, issued or unconditionally guaranteed by banks and other financial institutions with a minimum rating of A.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Fund also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Fund's financial instruments are subject to both internal and periodic external reviews.

Events after the Balance Sheet date

The financial statements are adjusted to reflect events that occurred between the date of the Statement of Net Development Resources and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the date of the Statement of Net Development Resources.

Events that are indicative of conditions that arose after the date of the Statement of Net Development resources are disclosed, but do not result in an adjustment of the financial statements themselves.

Reclassification

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current year. These reclassifications did not affect the prior year's reported result.

NOTE C – RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Fund seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Fund is willing to assume to achieve its development mandate is limited by its commitment capacity. The Fund's overall risk management strategy is to minimize the exposure of its replenishment resources (the Commitment Capacity) to the risk of over-commitment and also to protect its Net Development Resources from currency translation losses that could negatively affect the Fund's long-term capacity to meet its development needs.

The policies, processes and procedures which the Fund uses to manage its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Fund's Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Fund's risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Fund manages its core and non-core risks are governed by the General Authority on Asset Liability Management (the ALM Authority) approved by the Board of Directors of the Fund.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Fund's liquid assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Fund's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Fund's entire array of ALM activities.

Under the umbrella of the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO). The ALCO, chaired by the Vice President for Finance, is the oversight and control organ of the Fund's finance and treasury risk management activities.

The ALCO meets on a regular basis to perform its oversight role. ALCO is supported by several standing working groups that report on specific issues including interest rate risk, currency risk, operational risk, financial projections, and financial products and services. In June 2012 the Bank Group also created the Credit Risk Committee (CRC), to ensure effective implementation of the Fund's credit policies and oversee all credit risk issues related to loan operations.

Day-to-day operational responsibility for implementing the Fund's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Fund.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Fund arising essentially from its lending and treasury operations.

The Fund's credit risk arises from two principal sources: (i) sovereign credit risk arising from lending to its qualifying RMCs and (ii) counterparty credit risk on its portfolio of treasury investments and derivative transactions.

Sovereign Credit Risk

The Fund provides concessional loans in order to fund economic and social development of its member countries which generally have a lower credit quality than ADB borrowers. Although loans are included in the financial statements as resources already allocated for development and therefore not included in the Net Development Resources, the Fund still manages sovereign credit risks to ensure equitable allocation of resources to eligible beneficiaries and ensure that expected reflows from loan repayments are properly monitored and managed. Country eligibility for loans is determined by assessing among other things, gross national income per capita, credit worthiness and performance. The Fund uses the International Monetary Fund/World Bank Debt Sustainability Framework (DSF) for Low-Income Countries, to make performance-based allocation (PBA) of ADF resources among the many competing needs in the continent and to ensure the funds are directed to areas they will be used most effectively. The PBA process, which is reviewed regularly, is also used to determine the proportion of ADF resources that is allocated in the form of grants to each qualifying borrower. On the basis of the debt sustainability analysis, certain countries are allocated grants-only resources, while others may receive a combination of loan and grant resources or loan resources only.

Country Exposure

The Fund's exposures as at December 31, 2013 from its lending activities are summarized below:

SUMMARY OF LOANS AS AT DECEMBER 31, 2013

(Amounts in UA thousands)

Country	No. of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balances	Outstanding Balances	% of Total Outstanding Loans
Angola	14	79,327	2,900	45,328	31,099	0.38
Benin	31	335,722	39,500	102,282	193,940	2.37
Botswana	12	48,363	-	-	48,363	0.59
Burkina Faso	32	412,700	31,218	46,463	335,019	4.09
Burundi	6	23,628	-	1,925	21,703	0.27
Cabo Verde	28	98,586	-	8,951	89,635	1.10
Cameroon	29	583,588	13,610	302,625	267,353	3.27
Central African Republic	1	1,040	-	1,040	-	-
Chad	40	275,954	3,970	25,854	246,130	3.01
Congo	2	17,563	-	10,000	7,563	0.09
Côte d'Ivoire	2	37,855	-	13,906	23,949	0.29
Democratic Republic of Congo	7	87,045	2,135	1,895	83,015	1.01
Djibouti	17	79,393	-	269	79,124	0.97
Egypt	17	135,414	-	-	135,414	1.65
Equatorial Guinea	11	25,346	-	-	25,346	0.31
Eritrea	6	67,891	-	-	67,891	0.83
Ethiopia	26	1,305,415	84,080	482,788	738,547	9.03
Gabon	1	1,170	-	-	1,170	0.01
Gambia	10	30,857	-	-	30,857	0.38
Ghana	38	730,768	-	202,545	528,223	6.46
Guinea	12	62,303	-	4,690	57,613	0.70
Guinea-Bissau	8	22,624	-	2,598	20,026	0.24
Kenya	54	1,625,504	138,720	712,554	774,230	9.46
Lesotho	35	139,081	9,220	1,109	128,752	1.57
Liberia	5	26,466	-	26,230	236	0.00
Madagascar	22	303,095	-	108,045	195,050	2.38
Malawi	23	210,189	-	74,577	135,612	1.66
Mali	42	568,822	33,856	118,151	416,815	5.09
Mauritania	14	63,844	-	10,094	53,750	0.66
Mauritius	2	1,773	-	-	1,773	0.02
Morocco	5	30,633	-	-	30,633	0.37
Mozambique	35	703,793	-	266,681	437,112	5.34
Namibia	2	11,929	-	-	11,929	0.15
Niger	21	207,813	-	73,186	134,627	1.65
Nigeria	25	783,089	120,580	281,415	381,094	4.66
Rwanda	19	213,244	-	64,565	148,679	1.82
São Tomé & Príncipe	4	4,628	-	560	4,068	0.05
Senegal	35	453,967	21,190	65,354	367,423	4.49
Seychelles	3	5,546	-	-	5,546	0.07
Sierra Leone	13	76,220	-	19,199	57,021	0.70
Somalia **	17	64,328	-	-	64,328	0.79
Sudan ** +	15	176,617	-	-	176,617	2.16
Swaziland	8	31,324	-	-	31,324	0.38
Tanzania	41	1,342,301	38,385	490,000	813,916	9.95
Togo	2	21,003	-	17,800	3,203	0.04
Uganda	34	945,681	72,940	334,437	538,304	6.58
Zambia	22	388,997	22,220	176,533	190,244	2.32
Zimbabwe **	10	34,848	-	-	34,848	0.43
Multinational	12	83,380	16,000	53,850	13,530	0.17
Total	**870**	**12,980,667**	**650,524**	**4,147,499**	**8,182,644**	**100.00**

\+ *The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the current state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between the North and South Sudan. At end of December 2013, no decision has been taken by the states of the North and South Sudan regarding the terms and conditions of such exchange.*

* *Excludes fully repaid loans and canceled loans.*
** *Countries in non-accrual status as at December 31, 2013.*

Slight differences may occur in totals due to rounding.

Counterparty Credit Risk

In the normal course of business, the Fund utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Fund. Given the nature of the Fund's business, it is not possible to completely eliminate counterparty credit risk, however, the Fund minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Fund's minimum credit rating requirements and are approved by the Bank Group's Vice President for Finance. ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored by the Financial Management Department.

For trading counterparties, the Fund requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
MBS/ABS	AAA Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Fund uses derivatives in the management of its assets and liabilities. As a rule, the Fund executes an ISDA master agreement and collateral exchange agreement with its derivative counterparties prior to undertaking any transactions. Derivative counter- parties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Fund has entered into a collateral exchange agreement. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

In addition to these minimum rating requirements, the Fund operates within a framework of exposure limits based on the counter- party credit rating and size, subject to a stipulated maximum for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Fund's credit limits after considering the benefits of any collateral.

	Credit Risk Profile of the Investment and Derivative Portfolios		
	AAA	AA+ to AA-	A+ and lower
2013	48%	48%	4%
2012	61%	33%	6%
2011	55%	34%	11%

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. The Fund's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for between 50 and 75 percent of the three years' moving average of expected disbursements.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if the need arises, the Fund divides its investment portfolio into two tranches with different liquidity objectives and benchmarks. The Fund's core liquidity portfolio, which is fair valued, is invested in highly liquid securities that can be readily liquidated if the need arises to meet the Fund's short-term liquidity needs. In addition to the trading portfolio, the Fund maintains a second tranche of liquidity under the broad category of amortized cost portfolio, which is held in a portfolio of fixed income securities intended to earn contractual cash flows.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in the Fund's Net Assets, including its Net Development Resources (NDR) and outstanding loans, the Fund's principal currency risk management objective is to ensure that it is able to provide the disbursement currencies requested by borrowers while minimizing the exposure of its net development resources to adverse exchange rate movements. To the extent possible, the Fund shall maintain the alignment of the currency composition of its Net Assets with the UA as the primary benchmark of its currency composition. The Fund may conduct currency exchange transactions for the following two reasons: (1) to align the currency composition of its Net Assets (loan and investment portfolios) with the UA, (2) for the purpose of providing ADF borrowers with the disbursement currencies requested.

Interest Rate Risk

Interest rate risk is the potential for loss due to adverse movements in market interest rates. In seeking to earn a stable and reasonable return on invested liquidity, the Fund's principal interest rate risk management is to reduce the sensitivity of the Fund's investment returns to changes in market interest rates. To achieve this objective, the Fund's investments are managed in two portfolios: (1) an actively managed portfolio (the "Operational" Portfolio); and (2) a passively managed portfolio (the "Investment" Portfolio).

The Operational Portfolio provides a readily available source of liquidity to cover both expected and unexpected disbursements as well as any other probable cash outflows. The Operational Portfolio is managed against a 3-month LIBOR reference benchmark in each currency. Generally, investments in the Operational Portfolio are held for trading and are regularly marked to market.

The Investment Portfolio consists of funds that are not immediately required for loan disbursements and therefore may be invested for a longer horizon. Generally, investments in the Investment Portfolio are purchased with the intention to hold them until their maturity and are not marked to market. The Investment Portfolio comprises two sub-portfolios, (1) an investment portfolio for income stabilization for the purpose of generating a stable income for the Fund and reducing the Fund's investment income sensitivity to interest rates. This portfolio is managed against a ten-year uniform re-pricing profile for each invested currency, and (2) an investment portfolio for accelerated encashments for the purpose of investing proceeds from accelerated encashments to recoup the discount granted to State Participants, minimizing or eliminating interest rate risk on accelerated encashments. This portfolio is managed against a target rate, which is the discount rate agreed with State Participants.

Interest Rate Risk Position as at December 31, 2013

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Total
Assets							
Cash	165,394	-	-	-	-	-	165,394
Investments	1,032,335	749,467	295,405	301,331	238,063	455,510	3,072,111
Demand obligations	678,047	547,256	436,977	286,479	192,138	249,027	2,389,924
Accounts receivable	86,035	-	-	-	-	-	86,035
	1,961,811	1,296,723	732,382	587,810	430,201	704,537	5,713,464
Liabilities							
Accounts payable	(111,618)	-	-	-	-	-	(111,618)
	(111,618)	-	-	-	-	-	(111,618)
Net Development Resources at December 31, 2013	**1,850,193**	**1,296,723**	**732,382**	**587,810**	**430,201**	**704,537**	**5,601,846**

Interest Rate Risk Position as at December 31, 2012

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Total
Assets							
Cash	106,018	-	-	-	-	-	106,018
Investments	855,749	843,590	559,220	190,019	304,220	558,472	3,311,270
Demand obligations	928,778	617,877	492,749	272,798	35,680	25,579	2,373,461
Accounts receivable	67,434	-	-	-	-	-	67,434
	1,957,979	1,461,467	1,051,969	462,817	339,900	584,051	5,858,183
Liabilities							
Accounts payable	(107,506)	-	-	-	-	-	(107,506)
	(107,506)	-	-	-	-	-	(107,506)
Net Development Resources at December 31, 2012	**1,850,473**	**1,461,467**	**1,051,969**	**462,817**	**339,900**	**584,051**	**5,750,677**

NOTE D – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values:

Analysis of Financial Assets and Liabilities by Measurement Basis.

(UA thousands)

December 31, 2013	Financial Assets and Liabilities through Profit or Loss: Mandatorily at Fair Value	Financial Assets and Liabilities through Profit or Loss: Designated at Fair Value	Fair Value through Other Compre-hensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
Cash	-	-	-	165,394	165,394	165,394
Treasury investments	1,004,275	-	-	2,067,836	3,072,111	3,151,184
Demand obligations	-	-	-	2,389,924	2,389,924	2,389,924
Accounts receivable	-	-	-	86,035	86,035	86,035
Total financial assets	**1,004,275**	**-**	**-**	**4,709,189**	**5,713,464**	**5,792,537**
Liabilities	-	-	-	111,618	111,618	111,618
Total financial liabilities	**-**	**-**	**-**	**111,618**	**111,618**	**111,618**

(UA thousands)

December 31, 2012	Financial Assets and Liabilities through Profit or Loss: Mandatorily at Fair Value	Financial Assets and Liabilities through Profit or Loss: Designated at Fair Value	Fair Value through Other Compre-hensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
Cash	-	-	-	106,018	106,018	106,018
Treasury investments	1,195,002	-	-	2,116,268	3,311,270	3,447,257
Demand obligations	-	-	-	2,373,461	2,373,461	2,373,461
Accounts receivable	-	-	-	67,434	67,434	67,434
Total financial assets	**1,195,002**	**-**	**-**	**4,663,181**	**5,858,183**	**5,994,170**
Liabilities	-	-	-	107,506	107,506	107,506
Total financial liabilities	**-**	**-**	**-**	**107,506**	**107,506**	**107,506**

The composition of investments as at December 31, 2013 and 2012 was as follows:

(UA thousands)

	2013	2012
Treasury investments mandatorily measured at FVTPL	1,004,275	1,195,002
Treasury investments at amortized cost	2,067,836	2,116,268
Total	**3,072,111**	**3,311,270**

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)

A summary of the Fund's treasury investments measured at FVTPL at December 31, 2013 and 2012 follows:

(UA millions)

	US Dollar		Euro		GBP		All Currencies	
	2013	2012	**2013**	2012	**2013**	2012	**2013**	2012
Time deposits	10.28	57.74	-	-	75.08	124.14	85.36	181.88
Asset-backed securities	26.10	29.53	23.32	22.72	33.90	-	83.32	52.25
Government and agency obligations	144.52	442.25	151.71	76.60	223.42	5.24	519.65	524.09
Corporate bonds	107.42	173.84	78.55	147.54	65.03	-	251.00	321.38
Supranational	20.47	55.72	5.38	39.61	39.10	20.07	64.95	115.40
Total	**308.79**	**759.08**	**258.96**	**286.47**	**436.53**	**149.45**	**1,004.28**	**1,195.00**

The contractual maturity structure of investments measured at FVTPL at December 31, 2013 and 2012 was as follows:

(UA millions)

	2013	2012
One year or less	505.36	446.02
More than one year but less than two years	380.16	404.83
More than two years but less than three years	66.48	244.24
More than three years but less than four years	4.01	18.25
More than four years but less than five years	-	43.53
More than five years	48.27	38.13
Total	**1,004.28**	**1,195.00**

Treasury Investments at Amortized Cost

A summary of the Fund's treasury investments at amortized cost at December 31, 2013 and 2012 follows:

(UA millions)

	US Dollar		Euro		GBP		All Currencies	
	2013	2012	**2013**	2012	**2013**	2012	**2013**	2012
Asset-backed securities	12.82	12.78	-	-	-	-	12.82	12.78
Government and agency obligations	647.88	732.49	406.60	312.61	120.57	140.76	1,175.05	1,185.86
Corporate bonds	146.07	217.38	155.24	191.50	32.87	34.24	334.18	443.12
Supranational	347.89	335.46	153.65	95.15	44.25	43.90	545.79	474.51
Total	**1,154.66**	**1,298.11**	**715.49**	**599.26**	**197.69**	**218.90**	**2,067.84**	**2,116.27**

The contractual maturity structure of investments at amortized cost at December 31, 2013 and 2012 was as follows:

(UA millions)

	2013	2012
One year or less	526.98	409.73
More than one year but less than two years	369.31	438.76
More than two years but less than three years	228.92	314.98
More than three years but less than four years	297.32	171.77
More than four years but less than five years	238.06	260.69
More than five years	407.25	520.34
Total	**2,067.84**	**2,116.27**

The Fund has also entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at December 31, 2013, the Fund had 402 contracts in Euro, 1,040 contracts in Pound Sterling and 639 contracts in US Dollars. The nominal value of each contract is one million of each currency unit, except for 1,040 GBP contracts with a nominal value of 500,000 for each contract.

NOTE E – DEMAND OBLIGATIONS

Demand obligations represent subscription payments made by participants, in accordance with Article 9 of the Agreement, in the form of non-negotiable, non-interest-bearing notes payable at their par value on demand. The Board of Governors has agreed that the encashment of these notes will be governed by the Fund's disbursement requirements.

NOTE F – DEVELOPMENT ACTIVITIES

According to the Fund's loan regulations, loans are expressed in UA and repaid in the currency disbursed.

Project Loans and Lines of Credit

Loans are generally granted under conditions that allow for repayment over 40 years after a 10-year grace period commencing from the date of the loan agreement. Loan principal is generally repayable from years 11 through 20 at a rate of 1 percent per annum and from years 21 through 50 at a rate of 3 percent per annum. A service charge at a rate of 0.75 percent per annum on the principal amount disbursed and outstanding is payable by the borrower semi-annually. Loans and lines of credit approved after June 1996 carry a 0.5 percent per annum commitment charge on the undisbursed portion. Such commitment charge commences to accrue after 90 days from the date of signature of the loan agreement. With effect from the ADF 12 replenishment, loans to blend, gap and graduating countries carry differentiated financing terms of thirty (30) years' maturity, grace period of 8 years and interest rate of 1 percent, in addition to the existing standard 0.50 percent commitment fee and 0.75 percent service charge.

Prior to the establishment of the Technical Assistance Account, loans for pre-investment studies were normally granted for a period of 10 years, including a grace period of 3 years, with repayments in seven equal installments from years 4 through 10.

Of the undisbursed balances of loans signed, the Fund may enter into special irrevocable commitments to pay amounts to borrowers or others in respect of the cost of goods and services to be financed under loan agreements. As at December 31, 2013, outstanding irrevocable reimbursement guarantees to commercial banks amounted to UA 33.40 million (2012: UA 13.83 million).

The Fund also provides Partial Reimbursement Guarantees (PRGs) to private entities for development exposures on projects located in Regional Member Countries. Such guarantees represent potential risk to the Fund if amounts guaranteed for an entity are not reimbursed. As at December 31, 2013, guarantees provided by the Fund to private entities on account of its borrowers amounted to UA 137.50 million (2012: nil).

As at December 31, 2013, loans made to or guaranteed by certain borrowers with an aggregate principal balance outstanding of UA 275.79 million (2012: UA 283.56 million) of which UA 103.17 million (2012: UA 98.10 million) was overdue, were in non-accrual status. If these loans had not been in non-accrual status, income from loans for the year ended December 31, 2013, would have been higher by UA 2.07 million (2012: UA 3.84 million). At December 31, 2013, the cumulative charges not recognized on the non-accrual loans amounted to UA 38.79 million, compared to UA 39.47 million at December 31, 2012.

Lines of credit to national development banks and similar national finance institutions are generally granted for a maximum of 20 years, including a 5-year grace period.

At December 31, 2013, outstanding loans amounted to UA 8,182.64 million (2012: UA 7,213.99 million).

Maturity and Currency Composition of Outstanding Loans

The maturity distribution of outstanding loans as at December 31, 2013 and 2012 was as follows:

(Amounts in UA millions)

	2013		2012	
Period	**Amount**	**%**	**Amount**	**%**
One year or less	173.83	2.12	162.05	2.25
More than one year but less than two years	77.39	0.95	71.87	1.00
More than two years but less than three years	82.10	1.00	78.71	1.09
More than three years but less than four years	89.32	1.09	83.11	1.15
More than four years but less than five years	98.07	1.20	89.84	1.25
More than five years	7,661.93	93.64	6,728.41	93.26
Total	**8,182.64**	**100.00**	**7,213.99**	**100.00**

The currency composition of outstanding loans as at December 31, 2013 and 2012 was as follows:

(Amounts in UA millions)

	2013		2012	
Currency	**Amount**	**%**	**Amount**	**%**
Canadian Dollar	11.69	0.14	12.98	0.18
Danish Kroner	11.28	0.14	11.40	0.16
Euro	3,120.98	38.14	2,767.56	38.37
Japanese Yen	660.34	8.07	722.73	10.02
Norwegian Krone	21.05	0.26	23.79	0.33
Pound Sterling	369.31	4.51	226.61	3.14
Swedish Krona	14.24	0.18	16.06	0.22
Swiss Franc	56.92	0.70	57.01	0.79
United States Dollar	3,916.51	47.86	3,375.50	46.79
Others	0.32	-	0.35	-
Total	**8,182.64**	**100.00**	**7,213.99**	**100.00**

Slight differences may occur in totals due to rounding.

Grants and Technical Assistance Activities

Under the Fund's lending policy, 5 percent of the resources available under the third and fourth general replenishments, 10 percent under the fifth and sixth general replenishments, and 7.5 percent under the seventh and eighth general replenishments were allocated as grants and grant-based technical assistance for the identification and preparation of development projects or programs in specified member countries. In addition, amounts in the range of 18 to 21 percent of the total resources under the ninth replenishment were set aside in the form of grants for permitted uses, including technical assistance and project financing. Grants do not bear charges. The share of grants under the tenth, eleventh and twelfth general replenishments is based on a country-by-country analysis of debt sustainability. Under the seventh, eighth and ninth general replenishments, technical assistance may also be provided on a reimbursable basis.

Technical assistance loans are granted under conditions that allow for repayment in 50 years, including a 10-year grace period, from the date of the loan agreement. However, the following categories of loans have different terms:

(i) where the loan is granted for the preparation of a pre-investment study and the study proves that the project is not feasible, the grace period is extended to 45 years with a repayment period of 5 years thereafter.

(ii) where the loan is granted for strengthening Regional Member Countries' cooperation or for the improvement of the operations of existing institutions and is not related to specific projects or programs, the grace period is 45 years with a repayment period of 5 years thereafter.

Technical assistance loans do not carry charges.

HIPC Debt Relief Initiative

Under the original framework of HIPC, selected loans to beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the net present value of the loans as calculated using the methodology agreed under the initiative. Following the signature of a HIPC debt relief agreement, loans identified for payment were written down to their estimated net present value. The amount of the write-down, representing the difference between the book value and net present value of the loans, was shown as an allocation of development resources. The amount of UA 71.08 million which was the write-down in respect of the debt relief granted to Mozambique in 1999 under the original HIPC framework is included in the amount stated as net debt relief in the Statement of Net Development Resources. The outstanding balance and net present value of the loans owed by Mozambique and sold to the HIPC Trust Fund in 1999 were UA 132.04 million and UA 60.96 million, respectively.

In 1999, the HIPC initiative was enhanced to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are currently eligible, debt relief is delivered through annual debt service reductions which allow the release of up to 80 percent of annual debt service obligations as they come due until the total net present value (NPV) of debt relief, determined by the debt sustainability analysis (DSA), is provided. Interim financing of up to 40 percent of total debt relief is granted between the decision and completion points. Total contributions by the Fund to the HIPC initiative at December 31, 2013 amounted to UA 184 million and are shown as allocation of development resources in the Statement of Net Development Resources.

Multilateral Debt Relief Initiative

At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC initiative. Through the Development Committee Communiqué of September 25, 2005, the donor community expressed its support for the MDRI, and urged the institutions referred to above to proceed with the necessary steps to ensure implementation.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancellation is delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors are expected to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

The MDRI became effective for the ADF on September 1, 2006. Since disbursed and outstanding loans are already excluded from net development resources, the debt cancellation did not have an impact on the Fund's balance of net development resources. Cancellation of ADF debts are effected when other eligible countries reach the HIPC completion point.

At December 31, 2013, a gross amount of UA 5.53 billion (2012: UA 5.52 billion) of outstanding loans had been canceled under MDRI for 29 (2012: 28) HIPC completion-point countries. Of this amount, UA 1,225.99 million (2012: UA 1,225.99 million) in nominal terms were converted by the HIPC Trust Fund. The present value of the converted loans was UA 942.71 million (2012: UA 942.71 million). As of December 31, 2013, the present value amounts have been transferred from the HIPC Trust Fund to ADF.

A summary of debt relief granted under HIPC and MDRI as at December 31, 2013 and 2012 follows:

(UA thousands)

	2013			2012		
	HIPC	MDRI	Total	HIPC	MDRI	Total
Balance at January 1	235,096	4,588,201	4,823,297	235,096	4,247,658	4,482,754
Loans canceled*	-	19,550	19,550	-	340,543	340,543
Cash received*	-	(43,406)	(43,406)	-	-	-
Balance at December 31	**235,096**	**4,564,345**	**4,799,441**	**235,096**	**4,588,201**	**4,823,297**

** Upon implementation of MDRI.*

Special Arrears Clearance Mechanism

Arrears Clearance Mechanism for DRC – In connection with an internationally coordinated effort including the ADB Group, the IMF, the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance mechanism for the DRC. Under the arrears clearance mechanism, representatives of ADF State Participants (the Deputies) authorized an allocation of approximately UA 36.50 million of grant resources from the ninth replenishment of the ADF (ADF-9) to clear the entire stock of the DRC's arrears to the Fund. The Deputies also authorized the use of approximately UA 11.77 million of the residual Supplementary Financing Mechanism (SFM) resources from ADF-8 as a partial payment against the DRC's arrears on charges to the ADB.

Fragile States Facility Framework – The Fragile States Facility (FSF) was established in March 2008 to provide a broader and integrated framework for assistance to eligible states, typically Regional Member Countries of ADB emerging from conflict or crisis. The purposes of FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty reduction and long-term economic growth. The FSF assumes the arrears clearance activities of the now defunct Post Conflict Countries Facility (PCCF), which was established as a framework to assist countries emerging from conflicts in clearing their arrears and prepare them for re-engagement with the donor communities, in order to reactivate development assistance and help these countries reach the HIPC decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with contributions from the ADF, the ADB and private donors. Resources from the facility are provided on a case-by-case basis to genuine eligible fragile states not yet receiving debt relief to fill financing gaps after maximum effort by the country to clear its arrears to the Bank Group. Contributions made by the Fund to the facility cannot be used to clear the debt owed to the Fund by beneficiary fragile state. Contributions by the Fund to the Facility are included in "Grants and Technical Assistance Activities" in the Statement of Net Development Resources.

NOTE G – SUBSCRIPTIONS AND CONTRIBUTIONS

The Fund's initial subscriptions were provided by the Bank and the original State Participants to the Agreement, and states acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of a special general increase and twelve general replenishments. Details of these movements are shown in the Statement of Subscriptions and Voting Power in Note M.

The Board of Governors, by its resolution F/BG/2011/01 of January 20, 2011, approved the twelfth general replenishment of the Fund (ADF-12), following the Deputies agreement for a replenishment level of UA 6.10 billion, of which UA 2.01 billion represents internally generated resources, for the three-year operational period, 2011 to 2013. ADF-12 came into effect on May 3, 2011 after the State Participants had deposited with the Fund, enough instruments of subscriptions to meet the threshold of 30 percent of pledged subscriptions. At December 31, 2013, subscriptions to ADF-12 amounted to UA 3.77 billion.

The Republic of Turkey was admitted to the ADF on October 29, 2013, becoming the Fund's 26th State Participant. As per the Board of Governors' Resolution F/BG/2008/05, Turkey's initial subscription amount was set to UA 40.69 million. This subscription amount was paid in full on June 25, 2013, and included in the Fund's resources.

At their meeting held in Paris on September 25 and 26, 2013, the Deputies reached agreement on the terms of the Thirteenth General Replenishment (ADF-13) of the Fund. In accordance with the Agreement establishing the Fund, the replenishment report authorizing the ADF-13 replenishment has been submitted to, and approved by the Board of Governors by its Resolution F/BG/2014/01 of January 31, 2014. The thirteenth replenishment will come into effect on the date when State Participants shall have deposited with the Fund, Instruments of Subscription representing an aggregate amount equivalent to at least thirty percent (30%) of the total intended subscriptions.

At December 31, 2013, cumulative contributions pledged on account of the MDRI amounted to UA 5.67 billion of which UA 667.24 million had been paid and included in total subscriptions. Consistent with the resolution approving MDRI, the contributions paid entitle the State Participants to voting rights, as reflected in Note M.

Gains or losses arising from translation of subscriptions and contributions received into UA are recorded in the Cumulative Exchange Adjustment on Subscriptions account in the Statement of Net Development Resources.

NOTE H – OTHER RESOURCES

In conformity with the findings of the UN General Assembly, the Board of Directors accepted that the former Socialist Federal Republic of Yugoslavia no longer exists as a state under international law and hence is no longer a State Participant in the Fund or a member of the Bank. Pursuant to a decision of the Board of Directors of the Fund in 1993, the subscriptions of the former Socialist Federal Republic of Yugoslavia in the Fund less the unpaid portion, are deemed to have become part of the permanent patrimony of the Fund and are not returnable to any entity. Accordingly, the amounts of the paid subscriptions are reported as part of other resources in the Statement of Net Development Resources.

Also included in other resources is a total of UA 496.99 million representing contributions by the Bank of UA 494.99 million, and by the Government of Botswana of UA 2 million towards the Fund's activities, in accordance with Article 8 of the Agreement.

NOTE I – RESERVES

Reserves as at December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Reserves at January 1	(8,390)	56,224
Deficit for the year	(123,525)	(64,614)
Reserves at December 31	**(131,915)**	**(8,390)**

NOTE J – TRUST FUNDS

The Fund has available resources entrusted to it under Article 8 of the Agreement, which empowers the Fund to receive other resources including grants from State Participants, non-participating countries, and from any public or private body or bodies.

At December 31, 2013, the undisbursed balance of trust fund resources was UA 3.22 million (2012: UA 2.68 million) representing the balance of a grant received from Japan for the development of human resources in Africa.

Resources of the trust funds are kept separate from those of the ADF.

NOTE K – ADMINISTRATIVE EXPENSES

Pursuant to Article 31 of the Agreement, the Fund reimburses the ADB for the estimated fair value of its use of the latter's offices, staff, organization, services and facilities. The amount of such administrative expenses reimbursed is based on a predetermined cost-sharing formula, which is driven, in large part, by the Fund's relative share of the number of programs and projects executed during the year by the Bank Group. The administrative expenses incurred by the Fund for the year amounted to UA 225.87 million (2012: UA 185.27 million).

NOTE L – RELATED PARTIES

The general operation of the Fund is conducted by a 14-member Board of Directors, of which 7 members are selected by the Bank. The Bank exercises 50 percent of the ADF's voting power and the President of the Bank is the ex-officio President of the Fund. In accordance with the Agreement, the Fund utilizes the officers, staff, organization, services and facilities of the ADB (the Bank) to carry out its functions, for which it reimburses the Bank as disclosed in Note K. In this regard, the Bank administers the resources of the Fund. The Fund also administers trust funds entrusted to it by one of its State Participants.

NOTE M – STATEMENT OF SUBSCRIPTIONS, CONTRIBUTIONS AND VOTING POWER AS AT DECEMBER 31, 2013

(Amounts in UA thousands)

		Subscriptions					Payment Positions			MDRI	Voting Power	
	Participants	Initial	Special Increase	ADF-1 to ADF-11	ADF-12 Installments including ADF-9 Grants Compensation	Total Subscriptions	Total Installments Paid	Installments Due	Installments not yet Payable	Payments Received	Number of Votes	%
1	ADB	4,605	1,382	105,754	-	111,741	111,741	-	-	-	1,000.000	50.000
2	Argentina	1,842	-	7,018	9,771	18,631	1,842	7,018	9,771	-	0.082	0.004
3	Austria	13,816	-	283,612	95,706	393,134	393,134	-	-	9,396	17.827	0.891
4	Belgium	2,763	-	358,050	84,281	445,094	445,094	-	-	12,266	20.255	1.013
5	Brazil	1,842	921	131,258	9,608	143,629	143,629	-	-	-	6.361	0.318
6	Canada	13,816	6,908	1,353,038	204,452	1,578,214	1,578,214	-	-	95,664	74.131	3.707
7	China	13,816	-	338,003	83,922	435,741	435,741	-	-	12,994	19.873	0.994
8	Denmark	4,605	1,842	503,854	77,294	587,595	587,595	-	-	8,608	26.404	1.320
9	Egypt	-	-	-	1,303	1,303	1,303	-	-	-	-	-
10	Finland	1,842	-	339,085	112,024	452,951	451,993	-	-	11,870	20.543	1.027
11	France	8,809	-	1,915,041	356,206	2,280,056	2,280,056	-	-	72,803	104.201	5.210
12	Germany	6,860	6,956	1,877,300	400,000	2,291,116	2,291,116	-	-	52,306	103.783	5.189
13	India	5,526	-	64,344	9,624	79,494	79,297	-	-	1,377	3.573	0.179
14	Italy	9,211	-	1,284,113	194,271	1,487,595	1,487,595	-	-	29,637	56.715	2.836
15	Japan	13,816	-	2,183,392	274,604	2,471,812	2,471,812	-	-	52,876	111.810	5.591
16	Korea	9,211	-	145,805	53,857	208,873	208,873	-	-	5,967	9.515	0.476
17	Kuwait	4,974	-	159,485	7,361	171,820	171,820	-	-	13,118	8.190	0.410
18	Netherlands	3,684	1,842	735,730	201,066	942,322	941,974	-	-	26,114	42.343	2.117
19	Norway	4,605	2,303	804,106	179,774	990,788	990,788	-	-	28,013	44.818	2.241
20	Portugal	7,368	-	136,628	-	143,996	143,996	-	-	4,473	6.575	0.329
21	Saudi Arabia	8,290	-	232,665	19,543	260,498	260,498	-	-	3,997	11.714	0.586
22	South Africa	1,794	-	19,069	10,424	31,287	31,287	-	-	9,562	-	-
23	Spain	1,842	921	435,241	122,684	560,688	452,252	-	108,436	48,167	22.162	1.108
24	Sweden	4,605	3,684	927,919	178,041	1,114,249	1,114,249	-	-	31,653	50.748	2.537
25	Switzerland	2,763	2,938	688,537	100,843	795,081	795,081	-	-	25,296	36.332	1.817
26	Turkey	40,693	-	-	-	40,693	40,693	-	-	-	1.802	0.090
27	United Arab Emirates	4,145	-	4,145	-	8,290	8,290	-	-	-	0.367	0.018
28	United Kingdom	4,800	3,073	1,420,274	572,403	2,000,550	2,000,550	-	-	63,137	91.394	4.570
29	United States of America	12,434	8,290	2,222,705	381,083	2,624,512	2,401,586	-	222,926	47,945	108.482	5.424
	Supplementary/ voluntary contributions	-	-	87,539	7,170	94,709	94,709	-	-	-	-	-
	Total	**214,377**	**41,060**	**18,763,710**	**3,747,315**	**22,766,462**	**22,416,808**	**7,018**	**341,133**	**667,239**	**2,000.000**	**100.000**
	Supplementary information: Supplementary contributions through accelerated encashment to reduce the gap	-	-	38,565	21,614	60,179	38,565	-	21,614	6,195	-	-

NOTE N – APPROVAL OF SPECIAL PURPOSE FIANCIAL STATMEENTS

On March 26, 2014, the Board of Directors of the Bank authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors of the African Development Bank at its annual meeting in May 2014.

KPMG Audit
Le Belvédère
1 Cours Valmy
CS 50034
92923 Paris La Défense Cedex
France

Téléphone : +33 (0)1 55 68 68 68
Télécopie : +33 (0)1 55 68 73 00
Site internet : www.kpmg.fr

African Development Fund
Temporary Relocation Agency
15 Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor's Report on the special purpose financial statements of the African Development Fund to the Board of Governors of the African Development Fund

Year ended 31 December 2013

We have audited the accompanying special purpose financial statements of the African Development Fund (" the Fund ") prepared in compliance with the accounting and financial reporting matters as set out in the accounting policies in note B to the Special Purpose Financial Statements for the year ended 31 December 2013.

These special purpose financial statements have been prepared for the purposes of submitting approved and audited special purpose financial statements to the Board of Governors as required by Article 26(v), 35(l) and 35(3) of the Agreement establishing the Fund, and are not intended to be a presentation in conformity with a recognised accounting framework, such as, International Financial Reporting Standards.

This report is made solely to the Fund's Board of Governors, as a body, in accordance with Article 26(v), 35(l) and 35(3) of the Agreement establishing the Fund. Our audit work has been undertaken so that we might state to the Fund's Board of Governors those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Fund and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

Management's Responsibility for the Annual Financial Statements

Management is responsible for the preparation and presentation of these financial statements in accordance with articles 26(v), 35(l) and 35(3) of the Agreement Establishing the Fund and the accounting policies set out in Note B to the special purpose financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

NOTE M – STATEMENT OF SUBSCRIPTIONS, CONTRIBUTIONS AND VOTING POWER AS AT DECEMBER 31, 2013

(Amounts in UA thousands)

	Subscriptions					Payment Positions			MDRI	Voting Power	
Participants	Initial	Special Increase	ADF-1 to ADF-11	ADF-12 Installments including ADF-9 Grants Compen-sation	Total Subscrip-tions	Total Install-ments Paid	Install-ments Due	Install-ments not yet Payable	Payments Received	Number of Votes	%
1 ADB	4,605	1,382	105,754	-	111,741	111,741	-	-	-	1,000.000	50.000
2 Argentina	1,842	-	7,018	9,771	18,631	1,842	7,018	9,771	-	0.082	0.004
3 Austria	13,816	-	283,612	95,706	393,134	393,134	-	-	9,396	17.827	0.891
4 Belgium	2,763	-	358,050	84,281	445,094	445,094	-	-	12,266	20.255	1.013
5 Brazil	1,842	921	131,258	9,608	143,629	143,629	-	-	-	6.361	0.318
6 Canada	13,816	6,908	1,353,038	204,452	1,578,214	1,578,214	-	-	95,664	74.131	3.707
7 China	13,816	-	338,003	83,922	435,741	435,741	-	-	12,994	19.873	0.994
8 Denmark	4,605	1,842	503,854	77,294	587,595	587,595	-	-	8,608	26.404	1.320
9 Egypt	-	-	-	1,303	1,303	1,303	-	-	-	-	-
10 Finland	1,842	-	339,085	112,024	452,951	451,993	-	-	11,870	20.543	1.027
11 France	8,809	-	1,915,041	356,206	2,280,056	2,280,056	-	-	72,803	104.201	5.210
12 Germany	6,860	6,956	1,877,300	400,000	2,291,116	2,291,116	-	-	52,306	103.783	5.189
13 India	5,526	-	64,344	9,624	79,494	79,297	-	-	1,377	3.573	0.179
14 Italy	9,211	-	1,284,113	194,271	1,487,595	1,487,595	-	-	29,637	56.715	2.836
15 Japan	13,816	-	2,183,392	274,604	2,471,812	2,471,812	-	-	52,876	111.810	5.591
16 Korea	9,211	-	145,805	53,857	208,873	208,873	-	-	5,967	9.515	0.476
17 Kuwait	4,974	-	159,485	7,361	171,820	171,820	-	-	13,118	8.190	0.410
18 Netherlands	3,684	1,842	735,730	201,066	942,322	941,974	-	-	26,114	42.343	2.117
19 Norway	4,605	2,303	804,106	179,774	990,788	990,788	-	-	28,013	44.818	2.241
20 Portugal	7,368	-	136,628	-	143,996	143,996	-	-	4,473	6.575	0.329
21 Saudi Arabia	8,290	-	232,665	19,543	260,498	260,498	-	-	3,997	11.714	0.586
22 South Africa	1,794	-	19,069	10,424	31,287	31,287	-	-	9,562	-	-
23 Spain	1,842	921	435,241	122,684	560,688	452,252	-	108,436	48,167	22.162	1.108
24 Sweden	4,605	3,684	927,919	178,041	1,114,249	1,114,249	-	-	31,653	50.748	2.537
25 Switzerland	2,763	2,938	688,537	100,843	795,081	795,081	-	-	25,296	36.332	1.817
26 Turkey	40,693	-	-	-	40,693	40,693	-	-	-	1.802	0.090
27 United Arab Emirates	4,145	-	4,145	-	8,290	8,290	-	-	-	0.367	0.018
28 United Kingdom	4,800	3,073	1,420,274	572,403	2,000,550	2,000,550	-	-	63,137	91.394	4.570
29 United States of America	12,434	8,290	2,222,705	381,083	2,624,512	2,401,586	-	222,926	47,945	108.482	5.424
Supplementary/ voluntary contributions	-	-	87,539	7,170	94,709	94,709	-	-	-	-	-
Total	**214,377**	**41,060**	**18,763,710**	**3,747,315**	**22,766,462**	**22,416,808**	**7,018**	**341,133**	**667,239**	**2,000.000**	**100.000**
Supplementary information: Supplementary contributions through accelerated encashment to reduce the gap	-	-	38,565	21,614	60,179	38,565	-	21,614	6,195	-	-

NOTE N – APPROVAL OF SPECIAL PURPOSE FIANCIAL STATMEENTS

On March 26, 2014, the Board of Directors of the Bank authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors of the African Development Bank at its annual meeting in May 2014.

KPMG

KPMG Audit
Le Belvédère
1 Cours Valmy
CS 50034
92923 Paris La Défense Cedex
France

Téléphone : +33 (0)1 55 68 68 68
Télécopie : +33 (0)1 55 68 73 00
Site internet : www.kpmg.fr

African Development Fund
Temporary Relocation Agency
15 Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor's Report on the special purpose financial statements of the African Development Fund to the Board of Governors of the African Development Fund

Year ended 31 December 2013

We have audited the accompanying special purpose financial statements of the African Development Fund (" the Fund ") prepared in compliance with the accounting and financial reporting matters as set out in the accounting policies in note B to the Special Purpose Financial Statements for the year ended 31 December 2013.

These special purpose financial statements have been prepared for the purposes of submitting approved and audited special purpose financial statements to the Board of Governors as required by Article 26(v), 35(l) and 35(3) of the Agreement establishing the Fund, and are not intended to be a presentation in conformity with a recognised accounting framework, such as, International Financial Reporting Standards.

This report is made solely to the Fund's Board of Governors, as a body, in accordance with Article 26(v), 35(l) and 35(3) of the Agreement establishing the Fund. Our audit work has been undertaken so that we might state to the Fund's Board of Governors those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Fund and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

Management's Responsibility for the Annual Financial Statements

Management is responsible for the preparation and presentation of these financial statements in accordance with articles 26(v), 35(l) and 35(3) of the Agreement Establishing the Fund and the accounting policies set out in Note B to the special purpose financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these special purpose financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the special purpose financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the special purpose financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the special purpose financial statements, whether due to fraud or error. In making those risks assessments, the auditor considers internal control relevant to the entity's preparation and presentation of the special purpose financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall special purpose financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the special purpose financial statements of the Fund have been prepared, in all material respects, in accordance with the accounting and financial reporting matters as set out in the accounting policies in note B to the special purpose financial statements for the year ended 31 December 2013.

Paris La Défense, 26th March 2014

KPMG Audit
A division of KPMG S.A.

Valéry Foussé
Partner

ADF ADMINISTRATIVE BUDGET FOR FINANCIAL YEAR 2014

(UA thousands)

Management Fees*	241, 970
Direct Expenses	150
Total	**242,120**

* *The amount represents the African Development Fund's share of the fair value of the Bank's expenses in respect of officers, staff, organization, services and facilities based on a formula approved by the Boards.*

NIGERIA TRUST FUND

Financial Management

NTF Replenishment

The Nigeria Trust Fund (NTF) is a special fund administered by the Bank. The Fund's resources primarily consist of subscriptions by the Federal Republic of Nigeria. The NTF was established in 1976, for an initial period of thirty (30) years, when an agreement establishing the NTF was executed between the Bank and the Federal Republic of Nigeria, with a provision for extension by mutual agreement. After two annual extensions in 2006 and 2007, the operation of the NTF was extended for ten years with effect from April 25, 2008, following a positive evaluation of its performance during the initial thirty (30) years of operation.

Loan Products

NTF provides financing in the form of loans to the least developed and low income Regional Member Countries at concessionary rates in order to enhance economic development and social progress in Africa. While in the past the NTF has provided concessional financing exclusively to public sector operations, for the extension period to 2018, the Fund's mandate has been expanded to cover financial support to private sector operations as well, including the microfinance subsector.

Investments

The cash and treasury investments of the NTF, all denominated in US Dollars, amounted to UA 120.75 million at December 31, 2013, compared to UA 126.57 million at the end of 2012. Investment income for 2013 was UA 0.45 million, representing a return of 0.38 percent, on an average liquidity level of UA 117.89 million, compared to an income of UA 0.98 million representing a return of 0.93 percent on an average liquidity of UA 105.71 million in 2012. The stabilization of credit spreads at tighter levels in 2013 did not generate large capital gains similar to 2012. As a result, the relative performance of the portfolio versus its benchmark is therefore lower.

Loan Portfolio

Cumulative loans signed, net of cancellations, as at December 31, 2013, increased by UA 18.77 million to UA 278.77 million compared to UA 260 million at the end of 2012. During 2013, there were new loan approvals of UA 31.17 million compared with UA 12.90 million in 2012. Table 7.8 presents the evolution of loans approved, loans disbursed and the undisbursed balances from 2009 to 2013. From the table, the level of loan approvals continues to show an upward trend since 2010.

As at December 31, 2013, there were 35 active loans with an outstanding amount of UA 45.75 million and 43 fully repaid loans amounting to UA 123.33 million.

Disbursements

Disbursements decreased from UA 1.76 million in 2012 to UA 0.96 million in 2013. As at December 31, 2013, cumulative disbursements amounted to UA 238.07 million. A total of 69 loans amounting to UA 235.06 million were fully disbursed as at December 31, 2013, representing 98.73 percent of cumulative disbursements on that date. Figure 7.4 shows the evolution of loan disbursements and repayments over the past five years.

Repayments

Principal loan repayments amounted to UA 6.09 million in 2013 compared to UA 6.28 million in 2012, representing a decrease of 3.01 percent over the previous year. Cumulative repayments as of December 2013 stood at UA 160.05 million.

Figure 7.4
Loan Disbursements and Repayments, 2009-2013 (UA millions)


Disbursements
Loan Repayments
8
7
6
5
4
3
2
1
0
2009
2010
2011
2012
2013

Table 7.8
Lending Status, 2009-2013
(UA millions)

	2009	2010	2011	2012	2013
Loans approved	5.00	0.70	10.00	12.90	31.17
Disbursements	4.87	5.02	8.67	1.76	0.96
Undisbursed Balances	24.12	18.94	9.73	22.86	40.70

Risk Management Policies and Processes

The NTF, similar to the Bank, seeks to reduce its exposure to risks that are not essential to its core business of providing development related assistance, such as liquidity, currency and interest rate risks. The Fund follows stringent risk management procedures in managing these risks. Note D to the Financial Statements of the Fund provides the details of the risk management policies and practices employed by NTF.

Financial Results

The highlights of the Nigeria Trust Fund's financial performance in 2013 include the following:

- NTF's income before distributions approved by the Board of Governors decreased by UA 0.59 million from UA 2.17 million in 2012 to UA 1.58 million in 2013, mainly due to a decrease in investment income, owing to the low interest rates. Loan income also decreased slightly from UA 1.70 million in 2012 to UA 1.53 million as a result of the reduction in the interest rates charged on NTF loans from 4 percent to a range of 2 percent to 4 percent following the revision to its Agreement.

- Administrative expenses representing the NTF's share of the total shareable expenses of the ADB Group, decreased by UA 0.14 million from UA 0.56 million in 2012 to UA 0.40 million in 2013. The NTF's share of the total shareable expenses of the ADB group is based on a predetermined cost-sharing formula, which is driven by the relative levels of certain operational volume indicators and relative balance sheet-size. However, the NTF's share of the total administrative expenses is capped at no more than 20 percent of its gross income in any year.

The NTF's reserves net of cumulative currency translation adjustments increased from UA 36.03 million at the end of 2012 to UA 37.19 million on December 31, 2013, a 3.22 percent increase.

Nigeria Trust Fund

Financial Statements and Report of the Independent Auditor Year ended December 31, 2013

BALANCE SHEET
AS AT DECEMBER 31, 2013
(UA thousands – Note B)

ASSETS	2013	2012
DUE FROM BANKS	13,656	4,905
INVESTMENTS (Note F)	107,097	121,664
ACCOUNTS RECEIVABLE		
Accrued income and receivables on loans	1,286	1,518
Accrued income on investments	49	67
Other receivables	3	3
	1,338	1,588
LOANS (Notes D & G)		
Disbursed and outstanding	45,753	50,986
Less: Accumulated provision for impairment	(146)	(146)
	45,607	50,840
TOTAL ASSETS	**167,698**	**178,997**

The accompanying notes to the financial statements form part of this statement.

LIABILITIES & EQUITY	2013	2012
ACCOUNTS PAYABLE	1,926	14,376
EQUITY (Note H)		
Capital	128,586	128,586
Reserves		
Retained earnings	153,423	152,060
Cumulative Currency Translation Adjustment (Note B)	(116,237)	(116,025)
Total reserves	37,186	36,035
Total equity	165,772	164,621
TOTAL LIABILITIES & EQUITY	**167,698**	**178,997**

INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2013
(UA thousands – Note B)

	2013	2012
INCOME (Note I)		
Interest and charges on loans	1,530	1,700
Income from investments	455	980
Other income	-	51
Total income	1,985	2,731
EXPENSES		
Administrative expenses (Note J)	397	536
Bank charges and sundry gains	(4)	16
Total expenses	393	552
Provision for impairment on loan interest and charges (Note G)	12	11
Total expenses and provision for impairment	405	563
Income before distributions approved by the Board of Governors	1,580	2,168
Distributions of income approved by the Board of Governors (Note H)	(217)	(152)
NET INCOME FOR THE YEAR	**1,363**	**2,016**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2013
(UA thousands – Note B)

	2013	2012
NET INCOME FOR THE YEAR	1,363	2,016
Other comprehensive income	-	-
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**1,363**	**2,016**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2013
(UA thousands – Note B)

	Capital	Retained Earnings	Cumulative Currency Translation Adjustment	Total Equity
BALANCE AT JANUARY 1, 2012	128,586	150,044	(115,892)	162,738
Net income for the year	-	2,016	-	2,016
Currency translation adjustment	-	-	(133)	(133)
BALANCE AT DECEMBER 31, 2012 AND JANUARY 1, 2013	**128,586**	**152,060**	**(116,025)**	**164,621**
Net income for the current year	-	1,363	-	1,363
Currency translation adjustment	-	-	(212)	(212)
BALANCE AT DECEMBER 31, 2013	**128,586**	**153,423**	**(116,237)**	**165,772**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013
(UA thousands – Note B)

	2013	2012
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income	1,363	2,016
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for impairment on loan principal and charges	12	11
Unrealized (gains)/losses on investments	(55)	471
Changes in accrued income and receivables on loans	(192)	(18)
Changes in net current assets	(11,225)	12,665
Net cash (used in)/provided by operating activities	(10,097)	15,145
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(959)	(1,758)
Repayment of loans	6,087	6,276
Investments maturing after 3 months of acquisition:		
Held at fair value through profit or loss	(23,391)	(16,506)
Net cash used in investing, lending and development activities	(18,263)	(11,988)
Effect of exchange rate changes on cash and cash equivalents	(285)	(669)
Net (decrease)/increase in cash and cash equivalents	(28,645)	2,488
Cash and cash equivalents at the beginning of the year	53,574	51,086
Cash and cash equivalents at the end of the year	**24,929**	**53,574**
COMPOSED OF:		
Investments maturing within 3 months of acquisition	11,273	48,669
Cash	13,656	4,905
Cash and cash equivalents at the end of the year	**24,929**	**53,574**
SUPPLEMENTARY DISCLOSURE		
1. Operational cash flows from interest		
Interest received	2,152	2,258
2. Movement resulting from exchange rate fluctuations on loans	(43)	(69)

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2013

NOTE A – NATURE OF OPERATIONS

The Nigeria Trust Fund (the Fund or NTF) was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank (ADB or the Bank) and the Federal Republic of Nigeria. The African Development Bank, which is headquartered in Abidjan, Côte d'Ivoire, manages the resources of the Fund on behalf of the Government of Nigeria. The purpose of the Fund is to assist in the development efforts of the poorer ADB Regional Member Countries. The Agreement stipulates that the Fund shall be in effect for a period of 30 years from the date the Agreement became effective and that such sunset date may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. The Agreement expired on April 26, 2006 and was extended twice for one-year periods, to allow for the completion of an independent review of the operation of the Fund. Following the successful completion of the independent review, the Agreement has been extended for a period of ten years starting from April 26, 2008.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Fund are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention except for certain financial assets that are carried at fair value.

The significant accounting policies employed by the Fund are summarized below:

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Fund. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Commitment fees are accrued for unutilized loan facilities.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Functional and Presentation Currencies

The Fund conducts its operations in United States Dollars, and has determined that its functional currency is the United States Dollars (USD). In accordance with Article VII, section 7.3, of the Agreement establishing the Fund, the financial statements are presented in Units of Account (UA).

The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF. At December 31, 2013, 1 UA was equivalent to 1.54000 United States dollars (2012: 1.53692 USD).

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated from USD to UA at rates prevailing at the balance sheet date. Translation differences are included in reserves under cumulative currency translation adjustment (CCTA). Changes in CCTA are reported in the statement of changes in equity. Capital replenishments are recorded in UA at the exchange rates prevailing at the time of receipt. Translation gains and losses on conversion of currencies into UA are included in the determination of net income.

Financial Instruments

Financial assets and financial liabilities are recognized when the Fund assumes related contractual rights or obligations.

1) Financial Assets

In accordance with IFRS 9, the Fund classifies its financial assets into the following categories: financial assets at amortized cost; and financial assets at fair value through profit or loss (FVTPL). These classifications are determined based on the Fund's business model. In accordance with the Fund's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized Cost

A financial asset is classified as 'amortized cost' only if the asset meets the objective of the Fund's business model to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in financial assets are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified as at fair value through profit or loss.

Financial assets at amortized cost include loans and receivables on amounts advanced to borrowers and certain investments that meet the criteria of financial assets at amortized cost. Loans and receivables comprise demand obligations, accrued income and receivables from loans and investments and other sundry amounts receivable. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Fund provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

Cash and cash equivalents include amounts due from banks, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to an insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

Purchases and sales of financial assets are recognized on a trade-date basis, which is the date the Fund commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Fund has transferred substantially all risks and rewards of ownership.

2) Financial Liabilities

Financial liabilities include accounts payable and are subsequently measured at amortized cost. Financial liabilities are derecognized upon discharge, cancellation or expiration.

Impairment of Financial Assets

The Fund assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Fund determines that there is objective evidence that an impairment loss has been incurred on a loan, receivable or held-to-maturity investment carried at amortized cost, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset's original effective interest rate. The estimated impairment loss may arise from delays that may be experienced in receiving amounts due, and the impairment calculations reflect management's best estimate of the effect of such delays.

The impairment loss is reported as a reduction to the carrying amount of the asset through the use of an allowance account and recognized in the income statement. If a loan or other investment held at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Interest and charges are accrued on all loans, including those in arrears.

Offsetting Financial Instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

The fair values of quoted investments in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets or unlisted securities, the Fund establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realized in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Fund in estimating the fair values of financial instruments are as follows:

Cash and cash equivalents: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: The Fund does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimates of the expected cash flows of its loans. The fair valuation of loans has been determined using a discounted cash flow model based on year end market lending rates in USD, including impairment percentages when applicable.

Retained Earnings

Retained earnings of the Fund consist of amounts allocated to reserves from prior years' income and unallocated current year net income.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

i) Impairment Losses on Assets Carried at Amortized Cost

The Fund first assesses whether objective evidence of impairment exists individually for financial assets. If the Fund determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment.

Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and can be reliably estimated.

If the Fund determines that there is objective evidence that an impairment loss on loans and receivables or investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement.

ii) Fair Values of Financial Instruments

The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are periodically calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Reclassifications

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year's reported result.

NOTE C – THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

At the date of issue of these financial statements, certain new and amended International Financial Reporting Standards and Interpretations were effective for application by the Fund and have been applied in preparing these financial statements.

- **IFRS 10: "Consolidated Financial Statements"**

IFRS 10 is effective for annual periods beginning on or after January 1, 2013. IFRS 10 introduces a new control model to determine whether an investee should be consolidated. This IFRS defines the principle of control and establishes control as the sole basis for determining which entities should be consolidated by the reporting entity. It also establishes principles for the presentation and preparation of consolidated financial statements when an entity has determined that it controls one or more other entities.

The adoption of IFRS 10 does not have any significant impact on the Fund's financial position or performance.

- **IFRS 13: "Fair Value"**

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. IFRS 13 defines fair value; sets out in a single IFRS a framework for measuring fair value; and requires disclosures about fair value measurements.

IFRS 13 explains how to measure fair value for financial reporting which is a market-based measurement, not an entity-specific measurement. It does not require fair value measurements in addition to those already required or permitted by other standards and is not intended to establish valuation standards or affect valuation practices outside financial reporting. However, this standard expands the concepts and principles behind fair valuation. In addition, extensive disclosures about fair value are required under IFRS 13, and in particular when an entity relies on unobservable valuation inputs under the "level 3" fair valuation hierarchy.

The adoption of IFRS 13 does not have any significant impact on the Fund's financial position or performance.

- **IFRS 7: "Financial Instruments: Disclosures" and IAS 32: "Financial Instruments: Presentation"**

In December 2011, IASB issued new disclosure requirements in respect of the effect of offsetting arrangements on an entity's financial position, as part of a common project with the US Financial Accounting Standards Board (FASB). The new requirements are set out in Disclosures-Offsetting Financial Assets and Financial Liabilities (amendment to IFRS 7), and are related to financial assets and liabilities that are offset in the statement of financial position or that are subject to master netting arrangements or similar agreements. As part of the same project, the IASB also published Disclosures-Offsetting Financial Assets and Financial Liabilities (amendment to IAS 32) clarifying the offsetting criteria in IAS 32 to address inconsistency in their application.

The amendments to IFRS 7 are to be applied in the financial statements for the annual periods beginning on or after January 1, 2013 with those relating to IAS 32 being effective from annual periods beginning on or after January 1, 2014. The application of IFRS 7 revisions did not impact the financial position or performance of the Fund as the amendments primarily relate to disclosures and presentation of qualifying financial assets in the statement of financial position. The Fund has early adopted

the revisions to IAS 32 but the application has no impact on the financial position of the Fund, as the amendments merely clarify offsetting criteria and how these are to be applied in practice.

NOTE D – RISK MANAGEMENT POLICIES AND PROCEDURES

As described in Note A, the Bank manages the resources of the Fund on behalf of the Government of Nigeria. In the course of exercising its fiduciary duties, the Bank applies specific risk management policies designed to protect the resources of the Fund through the Bank's General Authority on Asset and Liability Management ("the ALM Authority"). The ALM Authority sets out the guiding principles for managing the Fund's risks, including interest rate risk, currency risk, liquidity risk, counterparty credit risk and operational risk.

Under the ALM Authority, the President of the Bank is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO). ALCO is the Bank's most senior management forum on finance and financial risk management issues and is chaired by the Vice President for Finance of the Bank.

The ALCO meet on regular basis to perform its oversight roles. Among its functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and projections and approves strategies to adjust the balance sheet. ALCO is supported by several standing working groups that report on specific issues including interest rate risk, currency risk and financial projections.

In June 2012, the Bank Group created a Credit Risk Committee and in November 2013, the Bank Group also created the position of the Group Chief Risk Officer, reporting directly to the President, to oversee credit issues on the loan portfolio.

Day-to-day operational responsibilities for implementing the Bank's risk management policies and guidelines are delegated to the relevant business units, and the Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Fund.

Credit Risk

Credit risk is the potential financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Fund arising from its lending and treasury operations essentially and it includes sovereign credit risk from lending operations, and counterparty credit risk.

1) Sovereign Credit Risk

When the Fund lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. Also, in extending credit to sovereign entities, it is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Fund. Country credit risk is managed through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessment. These include the assessment of each country's macroeconomic performance as well as its socio-political conditions and future growth prospects.

Country Exposure

The Fund's loans outstanding at December 31, 2013 were to the following countries:

(Amounts in UA thousands)

Country	No of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balances	Outstanding Balances	% of Total Outstanding Loans
Benin	3	5,167	-	-	5,167	11.29
Cabo Verde	1	865	-	-	865	1.89
Cameroun	1	5,000	5,000	-	-	-
Djibouti	1	1,023	-	-	1,023	2.24
Gambia	3	10,220	-	-	10,220	22.34
Ghana	1	1,305	-	-	1,305	2.85
Guinea	2	2,922	-	-	2,922	6.39
Guinea-Bissau	1	3,487	-	3,268	219	0.48
Lesotho	1	16	-	-	16	0.03
Liberia	3	9,105	-	6,500	2,605	5.69
Madagascar	2	7,425	-	6,500	925	2.02
Malawi	1	6,500	-	6,500	-	-
Mauritania	2	7,726	-	1,528	6,198	13.55
Namibia	1	895	-	-	895	1.96
Rwanda	1	4,565	-	-	4,565	9.98
Senegal	1	832	-		832	1.82
Seychelles	2	828	-	-	828	1.81
Sierra Leone	1	714	-	-	714	1.56
Somalia**	1	755	-	-	755	1.65
Swaziland	1	4,118	-	-	4,118	9.00
Tanzania	1	940	-	-	940	2.05
Uganda	2	10,641	-	10,000	641	1.40
Zambia	1	6,400	-	6,400	-	-
Multinational	1	6,670	6,670	-	-	-
Total	**35**	**98,119**	**11,670**	**40,696**	**45,753**	**100.00**

* *Excludes fully repaid loans and canceled loans.*
** *Country with overdue amounts as at December 31, 2013.*

Slight differences may occur in totals due to rounding.

Systematic Credit Risk Assessment

As at December, 2013, all the Fund's loans were made only to public sector borrowers, and such loans generally carry full sovereign guarantee or the equivalent from the borrowing member state.

The Fund's credit risk management framework is based on a systematic credit risk assessment using a uniform internal credit risk rating scale that is calibrated to reflect the Fund's statistical loss expectations as shown in the table below.

Risk Class	Revised Rating Scale	International Ratings		Assessment
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and Above	A1 and Above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special Attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

These sovereign risk credit ratings are derived from a risk assessment on five risk indices that include macro-economic performance, debt sustainability, socio-political factors, business environment and portfolio performance. These five risk indices are combined to derive a composite sovereign country risk index and then converted into separate country risk ratings. These country risk ratings are validated against the average country risk ratings from accredited rating agencies and other specialized international bodies. The Credit Risk Committee reviews the country ratings on a quarterly basis to ensure compliance with country exposure limits, changes in country credit risk conditions, and to approve changes in loss provisioning, if any.

Portfolio Risk Monitoring

It is the Fund's policy that if the payment of principal, interest or other charges becomes 30 days overdue, no new loans to that country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that borrower country are suspended until all overdue amounts have been paid.

2) Counterparty Credit Risk

Counterparty credit risk is the potential for loss due to failure of a counterparty to honor its obligation. Various financial instruments are used to manage the fund's exposure to fluctuations in market interest and currency rates, and to invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Fund.

Given the nature of the Fund's business, it is not possible to completely eliminate counterparty credit risk, however, this risk is minimized by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures. Counterparties for treasury assets must meet the Fund's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For counterparties that are rated below the minimum rating requirements, approval is required by ALCO.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
MBS/ABS	AAA Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Fund invests in money market mutual funds with a minimum rating of AA-/Aa3.

In addition to these minimum rating requirements, the Fund operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 10 percent of the Fund's total liquidity for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Fund's credit limits after considering the benefits of any collateral.

As shown in the following table, the estimated potential counterparty credit exposure of the investment portfolio continues to be predominantly in the AA- or higher-rated class:

	Credit Risk Profile of the Investment Portfolio		
	AAA	AA+ to AA-	A+ and lower
2013	50%	44%	6%
2012	63%	19%	18%
2011	50%	23%	27%
2010	48%	40%	12%
2009	60%	37%	3%
2008	55%	34%	11%

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. In order to mitigate liquidity risk, the Fund's investment management policy ensures it has sufficient liquid assets to meet its disbursement obligations.

Currency Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. The Fund manages its currency risk by holding all of its investments and loans in U.S. dollars, the currency in which the Fund's resources are denominated.

Interest Rate Risk

The Fund is exposed to fair value interest rate risk on its portfolio of loans and investments. All of the Fund's loans have fixed interest rates. Investments are managed against the monthly average of three-months LIBOR in order to manage prudently the available resources. Re-pricing risk is not considered significant in comparison to the Fund's equity resources, and is accordingly not hedged.

At December 31, 2013, the Fund had UA 40.70 million of loans which were committed but not yet disbursed (2012: UA 22.86 million). The interest rate on these undisbursed loans has been fixed at between 2 to 4 percent per annum.

Interest rate risk positions as at December 31, 2013 and 2012 were as follows:

Interest Rate Risk Position as at December 31, 2013

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	13,656	-	-	-	-	-	-	13,656
Investments	29,940	43,510	33,140	-	387	120	-	107,097
Accounts receivable	1,338	-	-	-	-	-	-	1,338
Loans	7,519	4,649	3,656	3,237	2,799	23,893	(146)	45,607
	52,453	48,159	36,796	3,237	3,186	24,013	(146)	167,698
Liabilities								
Accounts payable	(1,926)	-	-	-	-	-	-	(1,926)
Interest rate risk position as at December 31, 2013*	**50,527**	**48,159**	**36,796**	**3,237**	**3,186**	**24,013**	**(146)**	**165,772**

** Interest rate risk position represents equity.*

Interest Rate Risk Position as at December 31, 2012

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	4,905	-	-	-	-	-	-	4,905
Investments	80,680	40,270	-	-	-	714	-	121,664
Accounts receivable	1,588	-	-	-	-	-	-	1,588
Loans	7,775	5,791	4,641	3,632	3,193	25,954	(146)	50,840
	94,948	46,061	4,641	3,632	3,193	26,668	(146)	178,997
Liabilities								
Accounts payable	(14,376)	-	-	-	-	-	-	(14,376)
Interest rate risk position as at December 31, 2012*	**80,572**	**46,061**	**4,641**	**3,632**	**3,193**	**26,668**	**(146)**	**164,621**

** Interest rate risk position represents equity.*

Currency and Interest Rate Sensitivity Analysis

The Fund holds all of its investments and loans in U.S. dollars and therefore is exposed only to translation adjustment as the Fund's assets are reported in UA for financial statements purposes. Any change in the UA/USD exchange rate would have an impact of approximately 40 percent on these reported values.

Movements in interest rates have an impact on the reported fair value of the trading portfolio. The table below shows the effect of a parallel yield curve movement +/- 100bps as at December 31, 2013 and 2012, respectively.

(UA thousands)

	+100 Basis Points		-100 Basis Points	
	2013	2012	**2013**	2012
(Loss)/Gain on investments measured at fair value	**(198)**	(147)	**199**	148

NOTE E – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

	Financial Assets and Liabilities through Profit or Loss		Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
December 31, 2013	Mandatorily at Fair Value	Designated at Fair Value			
Due from banks	-	-	13,656	13,656	13,656
Treasury investments	107,097	-	-	107,097	107,097
Accounts receivable	-	-	1,338	1,338	1,338
Loans	-	-	45,607	45,607	45,027
Total financial assets	**107,097**	**-**	**60,601**	**167,698**	**167,118**
Liabilities	-	-	1,926	1,926	1,926
Total financial liabilities	**-**	**-**	**1,926**	**1,926**	**1,926**

(UA thousands)

	Financial Assets and Liabilities through Profit or Loss		Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
December 31, 2012	Mandatorily at Fair Value	Designated at Fair Value			
Due from banks	-	-	4,905	4,905	4,905
Treasury investments	121,664	-	-	121,664	121,664
Accounts receivable	-	-	1,588	1,588	1,588
Loans	-	-	50,840	50,840	52,101
Total financial assets	**121,664**	**-**	**57,333**	**178,997**	**180,258**
Liabilities	-	-	14,376	14,376	14,376
Total financial liabilities	**-**	**-**	**14,376**	**14,376**	**14,376**

NOTE F – INVESTMENTS

As part of its portfolio management strategy, the Fund invests in government and agency obligations, time deposits, and asset-backed securities.

For government and agency obligations with final maturities longer than 1 year, the Fund may only invest in obligations with counterparties having a minimum credit rating of AA- issued or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Fund may only invest in securities with an AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than 1 year and a minimum rating of A.

As at December 31, 2013, all investments are held at fair value through profit and loss.

The Fund's investments at December 31, 2013 and 2012 (at FVTPL) are summarized below:

(UA thousands)

	2013	2012
Time deposits	11,273	48,670
Asset-backed securities	502	720
Government and agency obligations	77,771	48,953
Corporate bonds	17,551	23,321
Total	**107,097**	**121,664**

The table below classifies the Fund's investments at December 31, 2013 and 2012 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2013	2012	2013	2012	2013	2012	2013	2012
Time deposits	11,273	48,670	-	-	-	-	11,273	48,670
Asset-backed securities	-	-	-	-	502	720	502	720
Government and agency obligations	77,771	48,953	-	-	-	-	77,771	48,953
Corporate bonds		7,665	17,551	15,656	-	-	17,551	23,321
Total	**89,044**	**105,288**	**17,551**	**15,656**	**502**	**720**	**107,097**	**121,664**

Fair value measurement of financial instruments using valuation technique with no significant input from observable market data (level 3 hierarchy) at December 31, 2013 and 2012 are made up as follows:

(UA thousands)

	2013	2012
Balance at January 1	720	1,089
Losses recognized in income statement	(217)	(238)
Purchases, issues and settlements (net)	-	(130)
Currency translation adjustments	(1)	(1)
Balance at December 31	**502**	**720**

The contractual maturity structure of the Fund's investments as at December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
One year or less	29,940	80,680
More than one year but less than two years	43,510	40,270
More than two years but less than three years	33,140	-
More than three years but less than four years	387	-
More than five years	120	714
Total	**107,097**	**121,664**

The notional balance of investments as at December 31, 2013 was UA 107.05 million (2012: UA 121.55 million), while the average yield was 0.23 % (2012: 0.54%).

NOTE G – LOANS

Loans originated prior to September 22, 2003; carry an interest rate of four percent (4%) on the outstanding balance. With effect from September 22, 2003, pursuant to the Board of Governors' resolution B/BG/2003/11 of June 3, 2003 and the protocol agreement between the Government of Nigeria and the Bank, dated September 22, 2003, the interest rate on loans was changed from a flat 4 percent per annum to a range of 2 percent to 4 percent (inclusive) per annum on the outstanding balance and future undisbursed loans. Furthermore, a 0.75 percent commission is payable on undisbursed balances commencing 120 days after the signature of the loan. Loans approved prior to the extension of the Agreement are granted for a maximum period of twenty-five years including grace periods of up to five years.

Following the extension of the Agreement in April 2008, the terms of the NTF loans were further modified in line with the terms of financing in the operational guidelines of the Fund, approved pursuant to the Board of Directors' resolution ADB/BD/WP/2008/196 of December 2, 2008 which stipulates that the resources of the Fund will henceforth be deployed in accordance with the following three options:

Financing Terms

Financial terms for the first option include: (i) no interest charges on NTF loans; (ii) a service charge of 0.75 percent per annum on outstanding balances; (iii) a commitment fee of 0.5 percent per annum on undisbursed commitments; and (iv) a 20-year repayment period with a 7-year grace period.

Financial terms for the second option include: (i) no interest charges on NTF loans; (ii) a service charge of 0.75 percent per annum on outstanding balances; (iii) a commitment fee of 0.5 percent per annum on undisbursed commitments; and (iv) a 15-year repayment period with a 5-year grace period.

Financial terms for the third option would be the same terms as for the ADB private sector financing, taking into consideration the risk analysis of the project.

For all the above mentioned options, the grace period starts from the date of signing of the financing agreement or at a date agreed amongst co-financiers, in the case of co-financed projects.

For private sector operations, a commitment fee of 0.75 percent per annum on undisbursed balances will be charged from 120 days after the signing of the loan agreement.

The NTF shall provide financing to suit the needs of its borrowers.

Loan Ceilings

In order to promote broader coverage of the NTF resources, utilization will be subject to a ceiling for each operation. For both public and private sector operations, a ceiling of US$10 million per project will apply. Project proposals of more than US$10 million may be considered if there is strong justification. This will be subject to review as appropriate depending on the recommendations of the mid-term reviews of the NTF.

The Fund's loan regulations require that loans be expressed in UA and repaid in the currency disbursed. At December 31, 2013, all loans disbursed were repayable in United States Dollars.

The contractual maturity structure of outstanding loans as at December 31, 2013 and 2012 was as follows:

(Amounts in UA millions)

	2013		2012	
Periods	**Amount**	%	**Amount**	%
One year or less	7.51	16.42	7.78	15.26
More than one year but less than two years	4.65	10.16	5.79	11.36
More than two years but less than three years	3.66	8.00	4.64	9.10
More than three years but less than four years	3.24	7.08	3.64	7.14
More than four years but less than five years	2.80	6.12	3.19	6.25
More than five years	23.89	52.22	25.95	50.89
Total	**45.75**	**100.00**	**50.99**	**100.00**

The weighted-average interest yield on outstanding loans for the year ended December 31, 2013 was 2.02% (2012: 2.03%).

Borrowers may prepay loans, subject to the terms specified in the loan agreement.

Provision for Impairment on Loan Principal and Charges Receivable

As at December 31, 2013, loans made to or guaranteed by certain borrowing countries with an aggregate principal balance of UA 0.76 million, of which UA 0.74 million was overdue, were considered to be impaired.

The gross amounts of impaired loans and charges receivable and their corresponding impairment provisions at December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Outstanding balance on impaired loans	755	757
Less: Accumulated provision for impairment	(146)	(146)
Net balance on impaired loans	**609**	**611**
Charges receivable and accrued income on impaired loans	975	946
Less: Accumulated provision for impairment	(536)	(525)
Net charges receivable and accrued income on impaired loans	**439**	**421**

Movements in the accumulated provision for impairment on loan principal for the year ended December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Balance at January 1	146	146
Provision for impairment for the year	-	-
Balance at December 31	**146**	**146**

Movements in the accumulated provision for impairment on interest and charges receivable on loans for the year ended December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Balance at January 1	525	514
Provision for impairment on loan charges for the year	11	11
Balance at December 31	**536**	**525**

Fair Value of Loans

At December 31, 2013 and 2012, the carrying and estimated fair values of outstanding loans were as follows:

(UA thousands)

	2013		2012	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Loan balance at December 31	45,753	45,027	50,986	52,101
Accumulated provision for impairment on loans	(146)	-	(146)	-
Net balance	**45,607**	**45,027**	**50,840**	**52,101**

NOTE H – EQUITY

Equity is composed of Fund capital, retained earnings, and cumulative currency translation adjustments. These are further detailed as follows:

Fund Capital

The initial capital of the Fund was Naira 50 million which was payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and the second installment, equivalent to US$ 39.61 million, was received on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first installment of Naira 35 million, equivalent to US$ 52.29 million, was received on October 7, 1981. The second installment of Naira 8 million, equivalent to US$ 10.87 million, was received on May 4, 1984. The third installment of Naira 7 million, equivalent to US$ 7.38 million, was received on September 13, 1985.

Following a request by the Government of Nigeria, on June 14, 2006, a withdrawal of US$ 200 million (UA 135.71 million) was made by the Government of Nigeria from the resources of the Fund.

A second request for a withdrawal of US$ 200 million (UA 129.04 million) was paid to the Government of Nigeria in July 2009.

Retained Earnings

Retained earnings as at December 31, 2013 and 2012 were as follows:

(UA thousands)

Balance at January 1, 2012	150,044
Net income for the year	2,016
Balance at December 31, 2012 and January 1, 2013	**152,060**
Net income for the current year	1,363
Balance at December 31, 2013	**153,423**

The Board of Governors of the Bank approves the transfers of part of the Fund's income for the year to HIPC. Transfers approved by the Board of Governors of the Bank are reported within the income statement as expenses in the year the transfer is approved. Prior to 2006, Board of Governors' approved transfer was reported as a reduction in retained earnings. Approvals during the years ended December 31, 2013 and 2012 were UA 0.22 million and UA 0.15 million, respectively.

Cumulative Currency Translation Adjustments

Cumulative currency translation adjustments as at December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Balance at January 1	116,025	115,892
Movements during the year	212	133
Balance at December 31	**116,237**	**116,025**

NOTE I – INCOME

Interest and Charges on Loans

Interest and charges on loans for the year ended December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Interest income on loans not impaired	1,348	1,562
Interest income on impaired loans	31	30
Commitment charges	151	108
Total	**1,530**	**1,700**

Income from Investments

Income from investments for the year ended December 31, 2013 and 2012 were as follows:

(UA thousands)

	2013	2012
Interest income	617	559
Realized and unrealized fair value (losses)/gains	(162)	421
Total	**455**	**980**

NOTE J – ADMINISTRATIVE EXPENSES

According to the Agreement establishing NTF, the Fund shall pay to the Bank the expenses incurred in the management of the Fund as follows:

a) Separately identifiable costs incurred by the Bank for the Fund; and

b) Indirect costs incurred by the Bank in the management of the Fund.

However, the annual payment for the aforementioned expenses incurred by the Bank shall not exceed 20 percent of the Fund's gross income during the course of each year. The administrative cost-sharing formula may be reviewed from time-to-time by mutual agreement.

The amount of UA 0.40 million charged for the year ended December 31, 2013 (2012: UA 0.54 million) represents the Fund's share of the Bank Group expenses.

NOTE K – RELATED PARTIES

The Nigeria Trust Fund is administered by the African Development Bank. The ADB conducts the general operations of the NTF on the basis of the terms of the Agreement and in consultation with the Government of Nigeria. The NTF utilizes the offices, staff, organization, services and facilities of the Bank and reimburses the Bank for its share of the costs of such facilities, based on an agreed-upon cost-sharing formula (see Note J). The amount outstanding at December 31, 2013 in respect of Fund's share of administrative expenses was UA 0.03 million (2012: UA 0.23 million) and is included in Accounts Payable on the balance sheet.

NOTE L – SEGMENT REPORTING

The objective of the Fund is to provide loan funds to the poorer ADB Regional Member Countries for development purposes. The Fund's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers. Management has concluded that the Fund has only one reportable segment in accordance with IFRS 8.

The main products and services from which the Fund derives its revenue are mainly loans to ADB Regional Member Countries and treasury investments.

External revenue for the years ended December 31, 2013 and 2012 is detailed as follows:

(UA thousands)

	2013	2012
Interest income and charges on loans	1,530	1,700
Treasury investment income	455	980
Total external revenue	**1,985**	**2,680**

The Fund's development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, East Africa, North Africa, Southern Africa, and West Africa. Treasury investment activities are carried out mainly outside of the continent of Africa, and are therefore not included in the table on the next page. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers. The Fund uses ADB's offices, staff, organization, services and facilities and therefore has no fixed assets of its own.

Geographical information about income from loans for the year ended December 31, 2013 and 2012 is detailed as follows:

(UA thousands)

	East Africa	North Africa	Southern Africa	West Africa	Total
2013					
Income from loans	334	138	292	766	**1,530**
2012					
Income from loans	373	143	293	891	**1,700**

There were no revenues deriving from transactions with a single external customer that amounted to 10 percent or more of the Fund's revenues for the year ended December 31, 2013.

NOTE M – APPROVAL OF FINANCIAL STATEMENTS

On March 26, 2014, the Board of Directors of the Bank authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors of the African Development Bank at its annual meeting in May 2014.

KPMG

KPMG Audit
Le Belvédère
1 Cours Valmy
CS 50034
92923 Paris La Défense Cedex
France

Téléphone : +33 (0)1 55 68 68 68
Télécopie : +33 (0)1 55 68 73 00
Site internet : www.kpmg.fr

Nigeria Trust Fund
Temporary Relocation Agency
15 Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor's Report to the Board of Governors of the African Development Bank in respect of the Nigeria Trust Fund

Year ended 31 December 2013

We have audited the accompanying financial statements of the Nigeria Trust Fund ("the Fund") which comprise the balance sheet as at 31 December 2013 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to M.

The financial statements have been prepared in accordance with International Financial Reporting Standards, for the purpose of submitting approved and audited financial statements to the Board of Governors of the African Development Bank, as required by Section 8.2 of the Agreement establishing the Fund. This report is made solely to the Board of Governors of the Bank, as a body, in accordance with Section 8.2 of the Agreement establishing the Fund. Our audit work has been undertaken so that we might state to the Board of Governors those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Fund and the Board of Governors of the Bank as a body, for our audit work, for this report, or for the opinions we have formed.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as at 31 December 2013, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, 26th March 2014

KPMG Audit
A division of KPMG S.A.

Valéry Foussé
Partner

Annexes

Annex I

Bank Group Loan and Grant Approvals by Sub-region, 2009-2013, and Cumulative 1967-2013

(UA million)

Sub-region/Country	2009*	2010	2011	2012	2013	1967-2013
Central Africa						
Cameroon	43.4	71.7	85.6	47.3	42.8	1,191.4
Central African Republic	19.5	-	4.6	34.0	-	216.8
Chad	32.2	0.7	21.1	21.5	6.4	489.6
Congo	12.8	3.4	0.1	10.6	2.2	333.6
Congo, Democratic Republic	65.0	158.3	70.2	63.6	185.5	1,937.0
Equatorial Guinea	-	-	-	-	-	130.7
Gabon	102.0	0.5	272.3	145.4	-	1,447.1
São Tomé & Príncipe	1.0	5.0	-	0.5	7.0	117.1
Central Africa Approvals	**275.9**	**239.6**	**453.8**	**323.0**	**243.9**	**5,863.4**
East Africa						
Burundi	10.7	34.1	49.0	17.8	15.5	473.5
Comoros	15.9	0.6	0.4	2.6	13.6	99.4
Djibouti	0.3	-	1.4	5.9	3.9	190.4
Eritrea	2.0	12.9	12.0	-	-	105.7
Ethiopia	-	224.4	67.1	166.0	85.7	2,381.1
Kenya	135.0	116.7	104.9	28.0	239.5	1,621.5
Rwanda	57.3	41.1	61.0	-	53.8	694.0
Seychelles	13.7	0.3	8.2	-	14.3	126.9
Somalia	-	-	1.1	-	3.3	155.8
South Sudan	-	-	-	4.8	27.4	32.2
Sudan	-	0.7	-	1.1	25.6	388.2
Tanzania	152.0	129.6	155.0	154.0	41.7	1,977.2
Uganda	128.7	-	151.1	67.0	72.9	1,786.5
East Africa Approvals	**515.6**	**560.3**	**611.2**	**447.2**	**597.3**	**10,032.4**
North Africa						
Algeria	0.5	-	0.5	-	-	1,891.5
Egypt	77.9	651.4	0.6	0.8	-	3,761.5
Libya	-	0.6	-	-	-	0.6
Mauritania	112.4	3.6	-	6.2	1.7	508.6
Morocco	583.0	519.7	355.3	754.0	204.6	6,951.5
Tunisia	276.7	296.6	545.7	354.6	22.6	5,383.3
North Africa Approvals	**1,050.4**	**1,471.9**	**902.2**	**1,115.5**	**228.8**	**18,496.9**
Southern Africa						
Angola	12.0	-	4.9	-	22.9	397.2
Botswana	1,111.0	2.1	0.6	-	-	1,514.5
Lesotho	17.4	-	-	-	17.3	351.0
Madagascar	1.1	-	0.6	2.3	76.9	882.0
Malawi	49.1	14.7	10.0	52.5	31.1	848.2
Mauritius	437.9	0.3	-	-	99.0	850.2
Mozambique	31.6	37.9	60.0	57.5	26.5	1,324.8
Namibia	0.6	0.6	5.0	0.5	199.4	373.9
South Africa	1,732.9	403.7	301.0	273.1	-	3,758.5
Swaziland	-	0.3	0.5	0.5	-	301.4
Zambia	0.3	32.6	15.0	61.6	133.3	1,023.5
Zimbabwe	1.3	0.7	6.1	16.1	8.8	759.9
Southern Africa Approvals	**3,395.2**	**492.8**	**403.7**	**464.0**	**615.2**	**12,385.1**

Annex I (continued)

Bank Group Loan and Grant Approvals by Sub-region, 2009-2013, and Cumulative 1967-2013
(UA million)

Sub-region/Country	2009*	2010	2011	2012	2013	1967-2013
West Africa						
Benin	22.0	43.0	-	30.0	40.5	665.3
Burkina Faso	62.6	35.2	50.0	-	79.5	905.9
Cabo Verde	37.0	20.5	30.0	-	67.1	334.9
Côte d'Ivoire	324.8	23.0	101.1	104.3	62.3	1,779.4
Gambia	9.0	-	2.0	3.5	0.6	249.2
Ghana	117.4	111.0	70.0	168.8	13.3	1,750.0
Guinea	5.2	-	50.6	-	22.4	791.3
Guinea-Bissau	14.1	5.7	-	-	-	207.7
Liberia	13.8	31.2	36.2	7.1	43.4	315.9
Mali	49.5	66.5	52.0	0.7	136.0	1,034.1
Niger	2.0	54.2	25.3	31.6	11.2	525.6
Nigeria	365.0	67.8	453.6	63.9	410.6	3,918.0
Senegal	169.5	70.8	35.4	4.7	82.1	1,062.0
Sierra Leone	36.3	29.2	37.8	23.3	21.0	439.0
Togo	12.8	32.5	77.7	2.7	1.3	329.0
West Africa Approvals	**1,242.0**	**595.8**	**1,021.8**	**441.7**	**991.0**	**14,307.2**
Multinational	**1,027.0**	**319.1**	**735.2**	**812.0**	**884.9**	**6,138.9**
Total Approvals	**7,505.7**	**3,674.5**	**4,127.9**	**3,602.8**	**3,561.1**	**67,223.8**

Source: AfDB Statistics Department.
Notes:
- Magnitude zero.
** A year of exceptional demand for Bank Group resources due to the global financial crisis.*

Annex II

Overview of Key Decisions by the Boards of Directors in 2013

Document Title
Guidelines on Cancellation of Approved Private Sector Operations
Monitoring and Evaluation Framework for the Return to Headquarters
Trade Finance Program Business Plan
2013-2022 Long Term Strategy of the African Development Bank Group
2012 Bank Group Annual Report
Rural Water Supply and Sanitation (RWSSI): Strategic Plan 2012-2015
Establishment of a Multi-Donor Agriculture Fast Track Fund
People Strategy 2013-2017
Private Sector Development Policy of the African Development Bank Group
Roadmap for the Return of the Operations of the African Development Bank to the Headquarters, in Côte d'Ivoire - Revised Roadmap Monitoring Matrix
Proposal for the Authorization of Treasury Investments in Non-Member Country Instruments and Institutions
The Bank Group's Participation in Implementing the Action Plan for Africa (2011-2015) on Improving Statistics for Food Security, Sustainable Agriculture, and Rural Development
Private Sector Development Strategy 2013-2017 – Supporting the Transformation of the Private Sector in Africa
Independent Evaluation Strategy 2013 – 2017
Proposal for the Creation of the Staff Integrity Office – Revised Version
Report on the Thirteenth General Replenishment of the Resources of the African Development Fund (ADF-13)
The Fully Flexible Loan Product: Embedding Risk Management Features in Sovereign and Sovereign -Guaranteed loans
Strategic Framework and Operational Guidelines for the ADF Partial Credit Guarantee Instrument
The 2014-2016 Rolling Plan and Budget – Proposal
Staff Medical Benefits Plan - Second Reform, 2012 – Revised Version
African Development Bank Group's Integrated Safeguards System (ISS)
Amendment of the Independent Review Mechanism Operating Rules and Procedures

Source: AfDB Secretary General.

Annex III

A – List of Tables, Maps, Figures and Boxes

Tables

Maps

Figures

Boxes

Annex III

B – Abbreviations and Acronyms

ACPU	Staff Appeals Committee
ADB	African Development Bank
ADEA	Association for the Development of Education in Africa
ADER	Annual Development Effectiveness Review
ADF	African Development Fund
ADB	African Development Bank
AGOA	African Growth and Opportunity Act
AIDI	African Infrastructure Development Index
AIFF	African Infrastructure Financing Facility
ALSF	African Legal Support Facility
AMBD	Committee on Administrative Matters Affecting the Boards of Directors
AMCOW	African Ministers' Council on Water
ANRC	African Natural Resources Centre
ANRE	Annual Report Committee
APRM	African Peer Review Mechanism
AU	African Union
AUC	African Union Commission
AUFI	Audit and Finance Committee
AWF	African Water Facility
BCP	Business Continuity Plan
BRICS	Brazil, Russia, India, China, South Africa
CAEMC	Central African Economic and Monetary Community
CAIIP	Community Agriculture, Infrastructure Improvement Program
CAR	Central African Republic
CIDA	Canadian International Development Agency
CO2	Carbon dioxide
CODE	Committee on Operations and Development Effectiveness
COMESA	Common Market for Eastern and Southern Africa
CPIA	Country Policy and Institutional Assessment
CRMU	Compliance Review and Mediation Unit
CSP	Country Strategy Paper
CWHOLE	Committee of the Whole
DAM	Delegation of Authority Matrix
DDR	Demobilisation, Disarmament and Reintegration
DFI	Development Finance Institution
DIRA	Department Overseeing the Return to Abidjan
DRC	Democratic Republic of Congo
EAC	East African Community
EADI	African Development Institute
ECA	Economic Commission for Africa
ECOA	Ethics and Compliance Officers Association
ECOWAS	Economic Community of West African States
EITI	Extractive Industries Transparency Initiative
ESTA	Statistics Department
EU	European Union
FDI	Foreign Direct Investment
FAPA	Fund for African Private Sector Assistance
FO	Field Office
FSF	Fragile States Facility
GAFSP	Global Agriculture and Food Security Program
GCI	General Capital Increase
GCI-VI	Sixth General Capital Increase
GDP	Gross Domestic Product
GEF	Global Environment Facility
GVC	Global Value Chain
HIPC	Heavily Indebted Poor Countries
HIV/AIDS	Human Immunodeficiency Virus/Acquired Immunodeficiency Syndrome
HLP	High Level Panel
HQ	Headquarters
HR	Human Resources
IACD	Integrity and Anti-Corruption Department
ICA	Infrastructure Consortium for Africa
ICB	International Competitive Bidding
ICT	Information and Communications Technology
IGAD	Inter-Governmental Authority for Development
ILO	International Labour Organization
IPPF	Infrastructure Project Preparation Facility
IPR	Implementation Progress and Results
IRM	Independent Review Mechanism
ISPs	Institutional Support Programs
ISS	Integrated Safeguards System
IT	Information Technology
IWRM	Integrated Water Resources Management
KMS	Knowledge Management Strategy
KPIs	Key Performance Indicators
LIBOR	London Interbank Offered Rate
LICs	Low Income Countries
LOC	Line of Credit
MARFOP	Mano River Forest Ecosystems Conservation Program
MARS	Management Action Record System
MDBs	Multilateral Development Banks
MDGs	Millennium Development Goals
MDRI	Multilateral Debt Relief Initiative
MDWPP	Multi-Donor Water Partnership Program
MNCs	Multinational Companies
MICs	Middle-Income Countries

MW	Megawatt
NASDAQ	National Association of Securities Dealers Automated Quotations
NEPAD	New Partnership for Africa's Development
NSO	Non-Sovereign Operations
NTF	Nigeria Trust Fund
OAGL	Office of the Auditor General
ODA	Official Development Assistance
OECD	Organisation for Economic Co-operation and Development
OPEV	Operations Evaluation Department
PASEL	Electricity Access Support Project
PBA	Performance-Based Allocation
PBO	Policy-Based Operation
PCG	Partial Credit Guarantee
PCR	Project Completion Report
PIDA	Program for Infrastructure Development in Africa
PL	Professional Level
PPA	Performance Based Allocation
PPP	Public Private Partnership
PRG	Partial Risk Guarantee
PSF	Private Sector Credit Enhancement Facility
RECs	Regional Economic Communities
REDD	Reducing Emissions from Deforestation and Forest Degradation
RISP	Regional Integration Strategy Paper
RMCs	Regional Member Countries
RPA	Risk Participation Agreements
RR	Readiness Review
RRC	Regional Resources Centres
RWSSI	Rural Water Supply and Sanitation Initiative
SADC	Southern African Development Community
SAB	Sanctions Appeal Board
SCO	Staff Council
SEZs	Special Economic Zones
SMCC	Senior Management Coordination Committee
SMEs	Small and Medium-Size Enterprises
SSA	Sub-Saharan Africa
STI	Science Technology and Innovation
TEU	Twenty-foot Equivalent Unit
TRA	Temporary Relocation Agency
TYS	Ten-Year Strategy
UA	Unit of Account
UNDP	United Nations Development Program
UNECA	United Nations Economic Commission for Africa
USA	United States of America
USD	United States Dollar
WAEMU	West African Economic and Monetary Union
ZIMFUND	Zimbabwe Multi-Donor Trust Fund

Annex IV

A – Thematic Trust Funds/Special Funds Resources Available for Commitment, as of December 31, 2013

	Amount in the Agreement			
Trust Fund	**Donor Currency**	**UA**	**Area of intervention**	**Activities**
Africa Legal Support Facility (ALSF)	EUR 21,187,188	**18,763,672**	Legal Support	• Commercial creditor litigation; • Negotiations of complex commercial transactions; and • Enhancing the capacity of RMC's to carry out those services themselves
Africa Trade Fund (AfTRA)	CAD 15,000,000	**9,221,973**	• Trade • Economic Growth • Regional Integration • Infrastructure (water and energy)	• Technical Assistance • Training • Capacity Building • Preparation of Policy and Sector Studies
African Community Practice (AfCOP)		**2,504,543**	• Regional Integration • Capacity building • Technical assistance	• Knowledge sharing on MfDR • Linking MfDR knowledge to regional processes • Synergies between regional and national processes • Project management
ADF	USD 3,845,000			
African Water Facility (AWF)		**128,947,791**	• Water Sector	Technical Assistance, Studies, Operational Support
Algeria	EUR 100,000			
Austria	EUR 5,900,000			
Australia	EUR 6,009,290			
AfDB	EUR 11,271,800			
Bill+Belinda Gates Fundation	EUR 5,749,358			
Burkina Faso	EUR 82,222			
Canada	EUR 21,902,249			
Denmark	EUR 5,361,083			
DFID	EUR 17,052,415			
European Union	EUR 25,000,000			
Egypt	EUR 15,000			
France	EUR 12,000,000			
Norway	EUR 10,788,685			
Senegal	EUR 174,963			
Sweden	EUR 12,195,623			
Spain	EUR 12,000,000			
Agriculture Fast Track Fund (AFT)		**5,732,115**	• Agricultural infrastructure • Health	• Market research • Financial modeling • Business plan development • Environmental and social impact studies.
SIDA	USD 5,000,000			
USAID	USD 2,000,000			
Denmark	USD 1,800,000			

Annex IV (continued)

A – Thematic Trust Funds/Special Funds Resources Available for Commitment, as of December 31, 2013

Trust Fund	Amount in the Agreement: Donor Currency	Amount in the Agreement: UA	Area of intervention	Activities
Congo Basin Forest Fund (CBFF)		**100,230,476**	Environment: • Reduce deforestation and degradation • poverty reduction • sustainable forest management • sustainable development • capacity building	• Assessment and funding of Projects, establishment of CBFF secretariat and systems, Governing Council meetings, Preparation of annual work plan, monitoring missions of CBFF projects. Sensitization workshops and seminars. Establish Monitoring & Evaluation system.
UK DFID	EUR 37,679,513			
Norway	EUR 61,251,956			
Canada	EUR 14,226,775			
Fund for African Private Sector Assistance (FAPA)		**32,929,513**	• Private Sector Development	• Technical Assistance • Capacity building
Japan	USD 37,260,000			
Austria	USD 2,648,047			
ADB	USD 10,645,670			
Global Strategy to Improve Agriculture & Rural Statistics	USD 3,051,935	**1,987,959**	• Agricultural statistics	• Technical assistance • Training • Improvements in the coverage and quality of the minimum core data set, focusing on both national and regional priority data needs; • Greater integration of agricultural statistics into the NSSs;
Governance Trust Funds (GTF)		**4,421,908**	• Governance	• Measures to analyse and improve governance and reduce corruption. • Promotion of credible audit. • Accountability mechanisms and oversight institutions • Good Financial management including public procurement • Support to investment climate and business environment
Norway	USD 1,201,868			
Switzerland	USD 3,131,525			
Finland	USD 84,068			
Denmark	USD 84,308			
Sweden	USD 2,286,789			
Infrastructure Consortium for Africa (ICA)		**3,618,093**	• Infrastructure	
DFID	USD 3,020,990			
Russia	USD 200,000			
Canada	USD 1,147,871			
Italy	USD 472,749			
USAID	USD 81,840			
EIB	USD 400,570			
KFW	USD 130,613			
South Africa	USD 99,900			

Annex IV (continued)

A – Thematic Trust Funds/Special Funds Resources Available for Commitment, as of December 31, 2013

Trust Fund	Amount in the Agreement: Donor Currency	Amount in the Agreement: UA	Area of intervention	Activities
Making Finance Work for Afriva (MFW4A)		**3,510,513**	• Financial sector development ranging from access to finance to Capital Markets.	
AfD	EUR 500,000			
DFID	EUR 166,298			
EIB	EUR 269,950			
GIZ	EUR 1,324,960			
Netherlands	EUR 300,000			
SIDA	EUR 143,315			
DANIDA	EUR 120,464			
USAID	EUR 758,266			
MinBuza	EUR 380,678			
AfDB	(in Kind Contribution)			
Microfinance Capacity Building Fund		**4,533,946**	• Microfinance	Consultancy services, Training and Capacity Building, Preparation of policy and sector studies
Spain	EUR 5,000,000			
UNCDF	EUR 119,550			
Migration and Development Initiative Fund		**6,480,500**	• Migration and Development	Studies and Technical Assistance
France	EUR 7,000,000			
IFAD	EUR 162,615			
USAID	EUR 154,906			
Multi-donor Water Partnership Programme (MDWPP)		**4,727,293**	• Water Sector	Policies, Workshops, Conferences, Training, Studies and Seminars
Canada	EUR 3,302,815			
Denmark	EUR 2,010,841			
SIDA Support to the First African Water Week	EUR 10,524			
IsDB Support to the First African Water Week	EUR 13,690			
NEPAD Infrastructure Project Preparation Facility Fund (NEPAD-IPPF)		**48,710,464**	• ICT • Transport • Energy • Water and Sanitation	Regional Project identification, Preparation, Workshops, Seminars in line with NEPAD Agenda and RECs Capacity Building
Denmark	DKK 17,700,000			
Canada	CAD 19,750,000			
Norway Government	NOK 45,000,000			
DFID/United Kingdom	GBP 9,000,000			
Germany Government	EUR 12,000,000			
SPAIN	EUR 2,001,194			
ABD Contribution	UA 6,300,000			
Danish fund for Technical assistance	DKK 5,000,000			
DFID Co-financing Project	USD 193,670			
USAID	USD 1,000,000			

Annex IV (continued)

A – Thematic Trust Funds/Special Funds Resources Available for Commitment, as of December 31, 2013

Trust Fund	Amount in the Agreement: Donor Currency	Amount in the Agreement: UA	Area of intervention	Activities
Rural Water Supply and Sanitation Initiative Grants (RWSSI)		**122,251,158**	• Water Sector	Policy and strategy, capacity building, training, programs and project preparation
Burkina Faso	EUR 82,571			
Canada	EUR 26,404,626			
Denmark	EUR 30,829,647			
France	EUR 53,000,000			
Italia	EUR 500,000			
Switzerland	EUR 17,936,470			
The Netherlands	EUR 9,287,804			
South - South Cooperation Trust Fund (SSTF)		**3,908,131**	• Agriculture and Agribusiness • Private Sector Development • Clean Energy • Governance • Health • Social Development	• Technical Assistance • Capacity Building • Human Resources Development • Seminars • Workshops
Brazil	USD 5,999,802			
Special Fund for Reconstruction and Development for the Great Lakes Region (SFRD)	USD 4,471,643	**2,912,724**	• Security • democracy and good governance • economic development • regional integration • humanitarian, social and environmental issues	Address the specific needs and circumstances of the Great Lakes Region
Sustainable Energy Fund For Africa (SEFA)		**29,671,517**	• Renewable Energy • Energy Efficiency	1) Project preparation for projects of total investment needs of USD 30-200 million (Support of projects with an independent power producer or within a PPP structure; sovereign entities are not eligible as project sponsors) 2) Contribution of equity to a Private equity fund 3) creation of an enabling environment for private investments in sustainable energy
Denmark	USD 45,552,009			
Trust Fund for Countries Transition (TFT)		**3,544,650**	• Finance • Trade • Governance	• Technical Assistance • fosters partnerships for technical cooperation Projects
DFID	EUR 2,758,009			
DANIDA	EUR 1,244,468			

Annex IV (continued)

A – Thematic Trust Funds/Special Funds Resources Available for Commitment, as of December 31, 2013

Trust Fund	Amount in the Agreement		Area of intervention	Activities
	Donor Currency	UA		
Value for Money Sustainability & Accountability in Social Sectors (VfM)	USD 714,261	465, 253	• Health • Education • Social protection	• evidence-based sector policies and strategies; • systems' results orientation and performance; • stakeholder cooperation, • value for money, sustainability and accountability for health results; • planning and budgeting for results, governance and accountability structures and tools
Zimbabwe Multi Donor Trust Fund (ZIMFUND)	USD 124,509,390	81,102,514	• Infrastructure investments in water & sanitation • Energy	Rehabilitation of infrastructure projects
Total		**620,176,705**		

Source: AfDB Resource Mobilization and External Finance Department.

Annex IV (continued)

B – Bilateral Trust Funds Resources Available for Commitment, as of December 31, 2013

Donor Country	Amount in the Agreement		Area of Intervention	Activities
	Donor Currency	UA		
Canada 2008 Technical Cooperation Arrangement	CAD 5,596,715	**3,592,299**	• Gender • Good Governance • Natural resource management • Private sector development	Policy Articulation, Studies and Capacity Building
China	USD 2,000,000	**1,348,538**	• All sectors	Project identification, Preparation and Studies
Finnish Consultancy Trust Fund II	EUR 15,041,492	**12,698,260**	• Environment • Climate Change Adaptation and Mitigation • Science and Technology related to Renewable and Clean Energy • Forestry Management • Water and Irrigation • Education	Studies and Technical Assistance
France	EUR 3,350,000	**3,638,845**	• All sectors	Studies and Technical Assistance
India	USD 6,753,685.85	**4,172,096**	• Infrastructure • Private sector • Information and Communication Technology • Trade • Science and Technology	Technical Assistance, Capacity Building, Training, Seminars, Workshops, Consultation and Knowledge Sharing on Policy Issues
Italy	EUR 2,783,573.01	**2,913,176**	• Risk Mitigation	Fully earmarked for IRMA
Japan Policy and Human Resources Development Grant (PHRDG)	JPY 2,336,393,740	**17,194,062**	• Trade and Customs • social Business • Education (work Programme agreed in TICAD V)	Analytical work, Capacity Building and Workshops
Korea	USD 26,608,163	**23,257,693**	• Infrastructure and natural resources • information and communication technology • knowledge sharing on Korea's economic development experience • human resources development	Implementation of Korea-Africa Economic Cooperation (KOAFEC) Action Plan
Nigeria Technical Cooperation Fund (NTCF)	USD 25,000,000	**18,783,044**	Capacity Building & Regional Integration in the areas of: • Science & Technology • Human Development (Health & Education) • Agriculture • Public Administration • Business & Finance	Pre-feasibility and Feasibility Studies, Project Identification, Preparation, Appraisal, Post-evaluation, Mid-term Review, Rehabilitation of Existing Projects Experiencing Difficulties, Training and Capacity Building

Annex IV (continued)

B – Bilateral Trust Funds Resources Available for Commitment, as of December 31, 2013

	Amount in the Agreement			
Trust Fund	Donor Currency	UA	Area of Intervention	Activities
Norway	NOK 21,000,000	**2,100,998**	• Gender and provision of Technical Assistants balance earmarked for AWIB	Consultancy Services and Provision of Technical Assistants
Portugal	EUR 2,000,000	**2,062,684**	• Private sector development • Infrastructure • Renewable Energy and Energy Efficiency • Good governance and Capacity building • Agriculture • Water • Promotion of Portuguese language in the Bank's operations	Project Cycle Activities Including Pre-feasibility and Feasibility Studies, Capacity Building and Human Resource Development, Policy and Sector Studies, Institution and Policy Dialogue
Sweden	SEK 50,977,654.84	**5,168,219**	• All sectors	Earmarked for Private Sector Strategy
Switzerland	CHF 5,576,413.16	**4,061,747**	Resources available only for the payment of TA position	
United Kingdom DFID	GBP 13,000,000	**17,477,272**	• Infrastructure • Private Sector Development • Governance • Climate Change • Fragile States • Institutional Strengthening • Knowledge Management	1) Consulting Services and Technical Assistance in Support of Project Cycle Activities, Policy and Sector Studies 2) Training, Capacity Building and Provision of Institutional Support
Total		**118,468,934**		

Source: AfDB Resource Mobilization and External Finance Department.

Annex V
The African Development Bank Group

The **African Development Bank (ADB)** resources, which are generally obtained through capital market borrowings, are used to provide loans to its RMCs on non-concessional terms. Resources from this window are also used to support private sector projects in all RMCs through direct loans, lines of credit, trade finance facilities, equity and quasi-equity participations, and guarantees to financially sound and viable private enterprises, and multinational projects that support regional integration.

The ADB's standard loan product has evolved over time, with terms that are increasingly more accommodating and responsive to client needs. The current standard loan product offered to sovereign and sovereign guaranteed clients is the Enhanced Variable Spread Loan (EVSL) which gives borrowers a high degree of flexibility to manage their interest rate risks. For non-sovereign guaranteed clients the loan product offered is the Fixed Spread Loan (FSL).

The lending rate on the EVSL comprises a floating base rate (6-month LIBOR for USD and YEN, 6-month EURIBOR for Euro and 3 month JIBAR for ZAR), a funding margin that is a function of the Bank's cost of funding relative to LIBOR, EURIBOR or JIBAR computed every six month, and a contractual spread that was set at 60 basis points (bps) with effect from January 01, 2011. At a borrower's request, the EVSL offers a free option to convert the floating base rate into a fixed base rate (amortizing swap rate set at borrower's request for disbursed loan balances). The repayment period for sovereign and sovereign guaranteed loans is up to 20 years, including a grace period not exceeding 5 years.

The lending rate on the FSL comprises a floating base rate (6-month LIBOR for USD and YEN, 6-month EURIBOR for Euro and 3 month JIBAR for ZAR) which remains floating until maturity date or a fixed base rate plus a risk-based credit spread. Non-Sovereign Guaranteed Loans (NSGLs) have repayment periods up to 15 years including a grace period not exceeding 5 years.

In December 2013, the ADB Board of Directors approved the introduction of the Fully Flexible Loan (FFL) product to the suite of products available to sovereign and sovereign-guaranteed borrowers. The FFL embeds risk management features currently offered through the Bank's Risk Management Products in Sovereign Guaranteed Loans (SGLs), thereby providing full customization flexibility in interest rate and currency conversion to borrowers. It also introduces a maturity-based pricing structure and increase the maximum tenor, grace period and average maturity (weighted average time to repay a loan) of SGLs from the current 20, 5 and 12.75 years to 25, 8 and 17 years, respectively to allow borrowers to select loan profiles that match their funding needs and debt management capacities.

The lending rate of the FFL product is consistent with that of the EVSL plus a maturity premium, where applicable. With maturity based pricing, loans with average maturity less than or equal to 12.75 years will not attract a maturity premium. However, loans with average maturity greater than 12.75 years but less than or equal to 15 years will attract a 10bps maturity premium, while loans with an average maturity greater than 15 years will attract a 20 bps maturity premium.

The FFL will be available as the Bank's standard loan product offered to sovereign and sovereign-guaranteed borrowers in respect of loans signed or after the date of approval of conversion guidelines to be issued by Management in 2014.

The **African Development Fund (ADF)** resources emanate from contributions and periodic replenishments by ADF-State Participants, usually on a 3-year basis. No interest is charged on ADF loans. The loans, however, carry a service charge of 0.75 percent per annum on outstanding balances, and a commitment fee of 0.50 percent per annum on undisbursed commitments. Project loans span a 50-year repayment period, including a 10-year grace period. Lines of credit (LOCs) have a 20-year repayment period, which also includes a 5-year grace period. The Fund also provides grants to RMCs, and these do not carry any interest charges. For blend countries (see Appendix IV), however, the lending terms have been made more stringent during the ADF-12 (2011–2013) period, as follows: 30 years' maturity, a grace period of 8 years, and an interest rate of 1 percent on project loans. The other terms remain the same, namely: 0.75 percent service charge on outstanding balances and 0.5 percent commitment fee on undisbursed commitments.

The **Nigeria Trust Fund (NTF)** resources are provided entirely by the Federal Republic of Nigeria under an Agreement signed with the Bank in 1976 for an initial period of 30 years. Following its revision in April 2008, the Agreement provides that the resources of the Fund shall be used in accordance with the terms of the following three options:

Annex V (continued)
The African Development Bank Group

- First option: (a) no interest charges on NTF loans; (b) a service charge of 0.75 percent per annum on outstanding balances; (c) a commitment fee of 0.5 percent per annum on undisbursed commitments; and (d) a 20-year repayment period, including a 7-year grace period.

- Second option: (a) no interest charges on NTF loans; (b) a service charge of 0.75 percent per annum on outstanding balances; (c) a commitment fee of 0.5 percent per annum on undisbursed commitments; and (d) a 15-year repayment period including a 5-year grace period.

- Third option: Same terms as for the ADB private sector loans, taking into consideration the provisions of the Guidelines for the Bank's private sector financing as well as the risk analysis of the project.

Loans granted prior to the revision of the Agreement carried interest at rates that ranged between 2 percent and 4 percent, with a commission of 0.75 percent on undisbursed portions.

Appendices

Appendix I-1

ADB Organizational Chart as of December 31, 2013


BOARD OF GOVERNORS (BGOV)
BOARD OF DIRECTORS (BDIR)
PRESIDENT Donald KABERUKA PRST
FIRST VICE PRESIDENT FVP/COO
ADMINISTRATIVE TRIBUNAL TRIB
COMPLIANCE REVIEW & MEDIATION UNIT CRMU
OPERATIONS EVALUATION OPEV
OFFICE OF THE PRESIDENT SAPR
STAFF INTEGRITY & ETHICS OFFICE SIEO
COMMUNICATION & EXTERNAL RELATIONS CERD
GENERAL COUNSEL & LEGAL SERVICES GECL
OFFICE OF THE AUDITOR GENERAL OAGL
INTEGRITY AND ANTI-CORRUPTION IACD
GROUP CHIEF RISK OFFICER GCRO
SECIAL ENVOY On GENDER SEOG
SECURITY SECU
SECRETARY GENERAL SEGL
BOARD AFFAIRS SGBA
PROTOCOL & CONFERENCE SGPC
LANGUAGE SERVICES SGLS
CORPORATE SERVICES CSVP
GENERAL SERVICES & PROCUREMENT CGSP
HUMAN RESOURCES MANAGEMENT CHRM
CORPORATE IT SERVICES CIMM
ABIDJAN RETURN DIRECTORATE DIRA
FINANCE FNVP
TREASURY FTRY
FINANCIAL CONTROL FFCO
STAFF RETIREMENT PLAN SRPU
RESOURCE MOBILIZATION & EXTERNAL FINANCE FRMB
FINANCIAL MANAGEMENT FFMA
OFFICE OF THE FVP/COO COO
PROGRAMMING & BUDGET COPB
OPERATIONS COMMITTEE SECRETARIAT OPSC
ASIA EXTERNAL REPRESENTATION OFFICE ASRO
PECOD & INSPECTION PECOD
DELIVERY & PERFORMANCE MANAGEMENT OFFICE COPM
BUSINESS DEVELOPMENT OFFICE COBD
STAFF APPEALS COMMITTEE Secretary to APCU APCU
OMBUDSMAN OMBU
STRATEGY & OPERATIONAL POLICIES COSP
RESULTS & QUALITY ASSURANCE ORQR
OPERATIONS III INFRASTRUCTURE, PRIVATE SECTOR & REGIONAL INTEGRATION OIVP
ENERGY, ENVIRONMENT AND CLIMATE CHANGE ONEC
TRANSPORT & ICT OITC
PRIVATE SECTOR OPSM
NEPAD, REGIONAL INTEGRATION AND TRADE ONRI
FINANCIAL SECTOR DEVELOPMENT OFSD
OPERATIONS II SECTOR OPERATIONS OSVP
AGRICULTURE & AGRO INDUSTRY OSAN
HUMAN DEVELOPMENT OSHD
GOVERNANCE & FINANCIAL MANAGEMENT OSGE
WATER AND SANITATION OWAS
AFRICAN NATURAL RESOURCES CENTER ANRC
OPERATIONS I COUNTRY & REGIONAL PROGRAMS & POLICY ORVP
CENTRAL AFRICA REGION ORCE
NORTH AFRICA REGION ORNA
SOUTHERN AFRICA REGIONAL RESOURCE CENTRE SARC
EASTERN AFRICA REGIONAL RESOURCE CENTRE EARC
PROCUREMENT & FIDUCIARY SERVICES ORPF
FRAGILE STATES ORFS
NIGERIA COUNTRY OFFICE ORNG
WEST AFRICA REGION ORWA
CHIEF ECONOMIST ECON
DEVELOPMENT RESEARCH EDRE
STATISTICS ESTA
AFRICAN DEV. INSTITUTE EADI

Appendix I-2

Principal Officers of the Bank Group as of December 31, 2013

PRESIDENCY, UNITS REPORTING TO THE PRESIDENT, AND UNITS REPORTING TO THE BOARDS			
President	KABERUKA	Donald	PRST
Director of Cabinet/Chief of Staff	KABAGAMBE	Anne Namara	PRST
Group Chief Risk Officer	TURNER	Timothy	GCRO
Special Envoy on Gender	FRASER-MOLEKETI	Geraldine Joslyn	SEOG
General Counsel and Director	GADIO	Kalidou	GECL
Director, Communication & External Relations	KIBAZO	Joel Serunkuma	CERD
Head, Security Unit	GODBOUT	William John	SECU
Director, Staff Integrity & Ethics	KISUBI	Mohammad Ali Mubarak	SIEO
Auditor General	ROUCHDY	Tarek	OAGL
Director, Integrity & Anti-Corruption	BOSSMAN	Anna	IACD
Director, Compliance Review & Mediation	TOURE	Sekou	CRMU
Director, Operations Evaluation	NANGIA	Rakesh	OPEV
Head, Administrative Tribunal	LIPOU MASSALA	Albertine A.H.	TRIB
FIRST VICE PRESIDENCY/COO			
First Vice President, Chief Operating Officer	MBI	Emmanuel Ebot	COO
Director Office of First Vice President/COO	ZOUKPO	Zate Raymond	COO
Head, Asia External Representation	TAMAGAWA	Masayuki	ASRO
Director, Strategy & Operational Policies	KAPOOR	Kapil	COSP
Director, Business Development	ANVARIPOUR	Neside Tas	COBD
Director, Programming & Budget	NWABUFO	Nnenna Lily	COPB
Director, Operations Committee Secretary	DINGA-DZONDO	Antoinette	OPSC
Director, Results & Quality Assurance	MIZRAHI	Simon	ORQR
Director, PECOD & Inspection	EHOUNOU	Jean-Paul Aka	PECOD
Head, Delivery & Performance Management Office	OLAYÉ	Ralph Ajeran	COPM
Ombudsman	ORRACA-NDIAYE	Amabel	OMBU
SECRETARY GENERAL			
Secretary General & Vice President	AKINTOMIDE	Cecilia	SEGL
Director, Language Services	PINZI	Ossey Olivier Litumba	SGLS
Officer in Charge for Director Board Affairs	BAUMONT-KEITA	Catherine	SGBA
Officer in Charge for Director Protocol & Conference	BATUMUBWIRA	Antoinette	SGPC
OFFICE OF THE CHIEF ECONOMIST			
The Chief Economist	NCUBE	Mthuli	ECON
Director, African Development Institute	MURINDE	Victor	EADI
Director, Development Research	KAYIZZI-MUGERWA	Steve	EDRE
Director, Statistics	LUFUMPA	Charles Leyeka	ESTA
CORPORATE SERVICES			
Vice President	WARDELL	Susan	CSVP
Director, General Services & Procurement	BILE	Jean-Baptiste	CGSP
Director, Human Resources Management	BADAKI	Joseph Oluwafemi	CHRM
Director, Corporate IT Services	WU	Zhi Huan	CIMM
Director, Abidjan Return Directorate	MATONDO-FUNDANI	Nono	DIRA
FINANCE			
Vice President	BOAMAH	Charles Owusu	FNVP
Director, Financial Control	ODUKOMAIYA	Anthony Odusole	FFCO
Officer in Charge for Director, Financial Management	DE KOCK	Trevor Neil	FFMA
Director, Treasury	VAN PETEGHEM	Pierre	FTRY
Director, Resource Mobilization & External Finance	VENCATACHELLUM	Desiré Jean-Marie	FRMB
Head, Staff Retirement Plan	BABALOLA	Clement Abioye	SRPU
OPERATIONS I: COUNTRY & REGIONAL PROGRAMS & POLICY			
Vice President	SAKALA	Zondo Thomas	ORVP
Director, Eastern Africa Regional Resource Center	NEGATU	Gabriel	EARC
Director, Central Africa Region	KANGA	Marlene Eva	ORCE
Director, Special Programs	BEILEH	Abdirahman D.	ORSP
Director, North Africa Region	KOLSTER	Jacob	ORNA
Director, Nigeria Country Office	DORE	Ousmane	ORNG
Director, Procurement & Fiduciary Services	SHARMA	Vinay	ORPF
Director, West Africa Region	PERRAULT	Franck Joseph Marie	ORWA
Director, Fragile States	TAPSOBA	Sibry	ORFS
Director, Southern Africa Regional Resource Center	FAAL	Ebrima	SARC
OPERATION II: SECTOR OPERATIONS			
Vice President	ABOU-SABAA	Aly Abdel-Hamed	OSVP
Director, Africa Natural Resources Center	KHAMA	Sheila	ANRC
Director, Agriculture & Agro Industry	OJUKWU	Chiji Chinedum	OSAN
Director, Governance & Financial Management	LOBE NDOUMBE	Isaac Samuel	OSGE
Director, Human Development	SOUCAT	Agnes	OSHD
Director, Water & Sanitation	EL AZIZI	Mohamed	OWAS
OPERATIONS III: INFRASTRUCTURE, PRIVATE SECTOR &REGIONAL INTEGRATION			
Vice President	MBESHERUBUSA	Gilbert	OIVP
Director, Transport & ICT	OUMAROU	Amadou	OITC
Director, Energy, Environment & Climate Change	RUGAMBA	Alex	ONEC
Director, NEPAD, Regional Integration & Trade	LITSE	Janvier Kpourou	ONRI
Officer in Charge for Director, Private Sector	NIANG	Mouhamadou	OPSM
Director, Financial Sector Development	NALLETAMBY	Stefan Luis	OFSD

Source: AfDB Human Resources Management Department.

Appendix II-1

Resolutions Adopted by the Board of Governors in 2013 for ADB

B/BG/2013/01	Dates and Venues of the 2014, 2015 and 2016 Annual Meetings of the Board of Governors of the ADB and of the ADF
B/BG/2013/02	By-election of an Executive Director of the African Development Bank
B/BG/2013/03	Return of the African Development Bank's operations to its Headquarters in Abidjan, Côte d'Ivoire
B/BG/2013/04	Return of the Executive Directors of the African Development Bank and the African Development Fund to the Headquarters in Abidjan, Côte d'Ivoire
B/BG/2013/05	The Annual Report and Audited Financial Statements for the Financial Year Ended 31 December 2012
B/BG/2013/06:	Allocation and Distribution of the Allocable Income of the ADB for the Financial Year Ended 31 December 2012
B/BG/2013/07	Distribution of part of the Income of the Nigeria Trust Fund for the Financial Year Ended 31 December 2012
B/BG/2013/08	General Cooperation Agreement – Korea – Africa Economic Cooperation Trust Fund
B/BG/2013/09	General Election of Executive Directors of the African Development Bank

Source: AfDB Secretary General.

Appendix II-2

Board of Governors of ADB: Voting Powers of Member Countries as of December 31, 2013

Country	Governor	Alternate	Total Votes	Voting Powers %
1. Algeria	Karim Djoudi	Miloud Boutabba	268,751	4.207
2. Angola	Job Graça	*	74,558	1.167
3. Benin	Marcel A. De Souza	Jonas A. Gbian	12,986	0.203
4. Botswana	Vincent T. Seretse	Taufila Nyamadzabo	69,727	1.092
5. Burkina Faso	Lucien Marie Noël Bembamba	Lassane Kabore	27,637	0.433
6. Burundi	Tabu Abdallah Manirakiza	Deogratias Rurimunzu	15,691	0.246
7. Cabo Verde	Cristina Duarte	Carlos Furtado	5,494	0.086
8. Cameroon	Emmanuel Nganou Djoumessi	Charles Assamba Ongodo	69,561	1.089
9. Central African Republic	*	*	3,458	0.054
10. Chad	Mariam Mahamat Nour	Kordje Bedoumra	5,387	0.084
11. Comoros	Mohamed Ali Soilihi	Alfeine Sitti Soifiat Tadjiddine	1,166	0.018
12. Congo	Gilbert Ondongo	Raphael Mokoko	29,285	0.458
13. Côte d'Ivoire	Albert Toikeusse Mabri Abdallah	Niale Kaba	235,735	3.690
14. Democratic Republic of Congo	Patrice Kitebi Kibol Mvul	Jean Claude Masangu Mulongo	65,587	1.027
15. Djibouti	Ilyas Moussa Dawaleh	Ahmed Osman Ali	1,838	0.029
16. Egypt	Hisham Ramez	*	343,291	5.374
17. Equatorial Guinea	Marcelino Owono Edu	Fortunato Abeso Fuma	10,765	0.169
18. Eritrea	Berhane Habtemariam	Martha Woldegiorghis	2,628	0.041
19. Ethiopia	Sufian Ahmed	Ahmed Shide	101,562	1.590
20. Gabon	Luc Oyoubi	Christiane Rose Ossoucah Raponda	76,753	1.202
21. Gambia	Kebba Satou Touray	Abdoulie Jallow	10,321	0.162
22. Ghana	Seth Terkper	Henry Kofi Wampah	144,889	2.268
23. Guinea	Kerfalla Yansane	Sekou Traore	26,366	0.413
24. Guinea Bissau	*	*	2,266	0.035
25. Kenya	Henry Kiplagat Rotich	Kamau Thugge	91,515	1.433
26. Lesotho	Leketekete Victor Ketso	Mosito Khethisa	4,291	0.067
27. Liberia	Amara M. Konneh	Sebastian T. Muah	12,943	0.203
28. Libya	El Kilani Abdulkarim El Kilani	Ali Mohamed Salem	257,800	4.036
29. Madagascar	*	*	41,728	0.653
30. Malawi	Maxwell M. Mkwezalamba	Ted Sitima-Wina	18,405	0.288
31. Mali	Bouare Fily Sissoko	Madani Toure	28,298	0.443
32. Mauritania	Thiam Diombar	Cheikh El Kebir Ould Chbih	4,323	0.068
33. Mauritius	Charles Gaetan Xavier Luc Duval	Dharam Dev Manraj	42,206	0.661
34. Morocco	Mohammed Boussaid	Driss Elazami El Idrissi	223,240	3.495
35. Mozambique	Aiuba Cuereneia	Ernesto Gouveia Gove	40,578	0.635
36. Namibia	Saara Kuugongelwa-Amadhila	Ericah B. Shafudah	22,278	0.349
37. Niger	Amadou Boubacar Cisse	Baillet Gilles	16,662	0.261
38. Nigeria	Ngozi Okonjo-Iweala	Danladi Irmiya Kifasi	592,705	9.278
39. Rwanda	Claver Gatete	Kampeta Sayinzoga	9,047	0.142
40. São Tomé & Príncipe	Helio Silva Almeida	Maria Do Carmo Trovoada Pires De Carvalho Silveira	4,945	0.077
41. Senegal	Amadou Ba	Lat Diop	67,466	1.056
42. Seychelles	Pierre Laporte	Caroline Abel	2,438	0.038
43. Sierra Leone	Kaifala Marah	Edmund Koroma	16,001	0.250
44. Somalia	Mohamud Hassan Suleiman	Abdullahi Ahmed Afrah	2,566	0.040
45. South Africa	Pravin Gordhan	Lungisa Fuzile	307,507	4.814
46. Sudan	Badr Eldien Mahmoud Abbas	Magdi Hassan Yassin	24,792	0.388
47. Swaziland	Martin G. Dlamini	Hlangusemphi Dlamini	7,876	0.123
48. Tanzania	William Augustao Mgimwa	Servacius Beda Likwelile	49,672	0.778
49. Togo	Adji Oteth Ayassor	Mawussi Djossou Semodji	10,643	0.167
50. Tunisia	Lamine Doghri	Adel Ben Ali	89,844	1.406
51. Uganda	Maria Kiwanuka	Keith Muhakanizi	32,582	0.510
52. Zambia	Alexander B. Chikwanda	Fredson K. Yamba	80,328	1.257
53. Zimbabwe	Patrick Anthony Chinamasa, M.P.	Willard L. Manungo	131,310	2.056
TOTAL REGIONALS			**3,839,690**	**60.108**

Appendix II-2 (continued)

Board of Governors of ADB: Voting Powers of Member Countries as of December 31, 2013

Country	Governor	Alternate	Total Votes	Voting Powers %
1. Argentina	Axel Kicillof	Juan Carlos Fábregas	6,472	0.101
2. Austria	Maria Fekter	Edith Frauwallner	29,101	0.456
3. Belgium	Koen Geens	Franciscus Godts	41,361	0.647
4. Brazil	Miriam Aparecida Belchior	João Guilherme Rocha Machado	28,856	0.452
5. Canada	John Baird	Rob Stewart	244,074	3.821
6. China	Zhou Xiaochuan	Yi Gang	71,911	1.126
7. Denmark	Charlotte Slente	Birgitte Markussen	76,216	1.193
8. Finland	Anne Sipiläinen	Pekka Puustinen	31,800	0.498
9. France	Ramon Fernandez	Anthony Requin	240,146	3.759
10. Germany	Gundrun Kopp	Claus-Michael Happe	262,214	4.105
11. India	Palaniappan Chidambaram	Arvind Mayaram	14,881	0.233
12. Italy	Fabrizio Saccomanni	Carlo Monticelli	155,060	2.427
13. Japan	Taro Aso	Haruhiko Kuroda	350,895	5.493
14. Korea	Oh-Seok Hyun	Choongsoo Kim	29,101	0.456
15. Kuwait	Salem Abdul-Aziz Al-Sabah	Hesham Al-Waqayan	10,332	0.162
16. Netherlands	Lilianne Ploumen	Rob Swartbol	55,388	0.867
17. Norway	Hans Brattskar	Kare Stormark	74,456	1.166
18. Portugal	Maria Luis Albuquerque	Manuel Rodrigues	15,889	0.249
19. Saudi Arabia	Yousef I. Albassam	Ahmed M. Al-Ghannam	12,918	0.202
20. Spain	Luis De Guindos Jurado	Fernando Jiménez Latorre	69,808	1.093
21. Sweden	Tanja Rasmusson	Per Örnéus	99,170	1.552
22. Switzerland	Beatrice Maser Mallor	Maya Jaouhari Tissafi	94,153	1.474
23. Turkey	Ibrahim H. Çanakci	Cavit Dağdaş	7,047	0.110
24. United Kingdom	Hon Justine Greening	Lynne Featherstone	107,859	1.688
25. United States of America	Jacob J. Lew	Robert D. Hormats	419,162	6.562
TOTAL NON-REGIONALS			**2,548,270**	**39.892**
GRAND TOTAL			**6,387,960**	**100.000**

Source: AfDB Treasury Department.

*Note: * Vacant*

Appendix II-3

Board of Directors of ADB: Voting Powers and Countries Represented as of December 31, 2013

Executive Director	For	Total Votes*	Voting Power %
Hadji Babaammi	Algeria	268,751	
Alfredo Paulo Mendes (Alternate)	Guinea Bissau	2,266	
	Madagascar	41,728	
		312,745	4.896
Petronella M.N.Mwangala	Zambia	80,328	
Cornelius Karlens Dekop (Alternate)	Botswana	69,727	
	Malawi	18,405	
	Mauritius	42,206	
		210,666	3.298
Abdul-Magid Gadad	Libya	257,800	
M.M. Ould Hamma Khattar (Alternate)	Mauritania	4,323	
	Somalia	2,566	
		264,689	4.144
Alieu Momodou Ngum	Gambia	10,321	
Miata Beysolow (Alternate)	Liberia	12,943	
	Ghana	144,889	
	Sierra Leone	16,001	
	Sudan	24,792	
		208,945	3.271
Moegamat Shahid Khan	South Africa	307,507	
Motena Ernestine Tsolo (Alternate)	Lesotho	4,291	
	Swaziland	7,876	
		319,675	5.004
Mohamed Samy S. Zaghloul	Egypt	343,291	
Ali Mohamed Ali (Alternate)	Djibouti	1,838	
		345,129	5.403
Abdelmajid Mellouki	Morocco	223,240	
Vacant	Tunisia	89,844	
	Togo	10,643	
		323,727	5.068
Amadou Kone	Côte d'Ivoire	235,735	
Bernardo Abaga Ndong Mayie (Alternate)	Equatorial Guinea	10,765	
	Guinea	26,366	
		272,866	4.272
Leonard Sentore	Burundi	15,691	
Vacant	Democratic Republic of Congo	65,587	
	Cameroon	69,561	
	Central African Republic	3,458	
	Congo	29,285	
		183,581	2.874

Appendix II-3 (continued)

Board of Directors of ADB: Voting Powers and Countries Represented as of December 31, 2013

Executive Director	For	Total Votes*	Voting Power %
Abdallah Msa	Comoros	1,166	
Ousman Sougui Abakar (Alternate)	Chad	5,387	
	Benin	12,986	
	Burkina Faso	27,637	
	Cabo Verde	5,494	
	Gabon	76,753	
	Mali	28,298	
	Niger	16,662	
	Senegal	67,466	
		241,849	3.786
Mahomed R. J. Mahomed	Mozambique	40,578	
Heinrich Mihe Gaomab II (Alternate)	Namibia	22,278	
	Angola	74,558	
	Zimbabwe	131,310	
		268,724	4.207
Shehu Yahaya	Nigeria	592,705	
Maria da Neves C.B. de Sousa (Alternate)	São Tomé & Príncipe	4,945	
		597,650	9.356
Mulu Ketsela	Ethiopia	101,562	
Vacant	Eritrea	2,628	
	Kenya	91,515	
	Rwanda	9,047	
	Seychelles	2,438	
	Tanzania	49,672	
	Uganda	32,582	
		289,444	4.531
François Kruger	France	240,146	
Gauthier Bourlard (Alternate)	Belgium	41,361	
	Spain	69,808	
		351,315	5.500
Vacant	United States of America	419,162	
Elizabeth H. Morris (Alternate)	United States of America		
		419,162	6.562
Tomoya Asano	Japan	350,895	
Henrique Pissaia de Souza (Alternate)	Brazil	28,856	
	Argentina	6,472	
	Austria	29,101	
	Saudi Arabia	12,918	
		428,242	6.704
Christoph Kohlmeyer	Germany	262,214	
Vacant	Portugal	15,889	
	Switzerland	94,153	
		372,256	5.827

Appendix II-3 (continued)

Board of Directors of ADB: Voting Powers and Countries Represented as of December 31, 2013

Executive Director	For	Total Votes*	Voting Power %
Hau Sing Tse	Canada	244,074	
Jangro Lee (Alternate)	Korea	29,101	
	China	71,911	
	Kuwait	10,332	
	Turkey	7,047	
		362,465	5.674
Heikki Tuunanen	Finland	31,800	
Gabriel Samuelsson (Alternate)	Sweden	99,170	
	Denmark	76,216	
	India	14,881	
	Norway	74,456	
		296,523	4.642
Dominic O'Neill	United Kingdom	107,859	
	Netherlands	55,388	
	Italy	155,060	
		318,307	4.983
REGIONAL TOTAL:		**3,839,690**	**60.108**
NON-REGIONAL TOTAL:		**2,548,270**	**39.892**
GRAND TOTAL:		**6,387,960**	**100.000**

Source: AfDB Treasury Department.
** Slight differences may occur in totals due to rounding.*

Appendix III-1

Resolutions Adopted by the Board of Governors in 2013 for the ADF

F/BG/2013/01:	Thirteenth General Replenishment of the Resources of the African Development Fund
F/BG/2013/02:	Dates and Venues of the 2014, 2015 and 2016 Annual Meetings of the Board of Governors of the ADB and of the ADF
F/BG/2013/03:	Return of the African Development Fund's operations to its Headquarters in Abidjan, Côte d'Ivoire
F/BG/2013/04:	Return of the Executive Directors of the African Development Bank and the African Development Fund to the Headquarters in Abidjan, Côte d'Ivoire
F/BG/2013/05:	Annual Report and Audited Special Purpose Financial Statements for the Year ended 31 December 2012
F/BG/2013/06:	General Cooperation Agreement – Korea-Africa Economic Cooperation Trust Fund
F/BG/2013/07	Selection of Executive Directors of the African Development Fund

Source: AfDB Secretary General.

Appendix III-2

Board of Governors of ADF: Voting Powers of State Participants and of the ADB as of December 31, 2013

Country	Governor	Alternate	Total Votes	Voting Power %
1. African Development Bank			1,000.000	50.000
2. Argentina	Axel Kicillof	Juan Carlos Fábregas	0.082	0.004
3. Austria	Maria Fekter	Edith Frauwallner	17.827	0.891
4. Belgium	Koen Geens	Franciscus Godts	20.255	1.013
5. Brazil	Miriam Aparecida Belchior	João Guilherme Rocha Machado	6.361	0.318
6. Canada	John Baird	Rob Stewart	74.131	3.707
7. China	Zhou Xiaochuan	Yi Gang	19.873	0.994
8. Denmark	Charlotte Slente	Birgitte Markussen	26.404	1.320
9. Finland	Anne Sipiläinen	Pekka Puustinen	20.543	1.027
10. France	Ramon Fernandez	Anthony Requin	104.201	5.210
11. Germany	Gudrun Kopp	Claus-Michael Happe	103.783	5.189
12. India	Palaniappan Chidambaram	Arvind Mayaram	3.573	0.179
13. Italy	Fabrizio Saccomanni	Carlo Monticelli	56.715	2.836
14. Japan	Taro Aso	Haruhiko Kuroda	111.810	5.591
15. Korea	Oh-Seok Hyun	Choongsoo Kim	9.515	0.476
16. Kuwait	Salem Abdul-Aziz Al-Sabah	Hesham Al-Waqayan	8.190	0.410
17. Netherlands	Lilianne Ploumen	Rob Swartbol	42.343	2.117
18. Norway	Hans Brattskar	Kare Stormark	44.818	2.241
19. Portugal	Maria Luis Albuquerque	Manuel Rodrigues	6.575	0.329
20. Saudi Arabia	Yousef I. Albassam	Ahmed M. Al-Ghannam	11.714	0.586
21. Spain	Luis De Guindos Jurado	Fernando Jiménez Latorre	22.162	1.108
22. Sweden	Tanja Rasmusson	Per Örnéus	50.748	2.537
23. Switzerland	Beatrice Maser Mallor	Maya Jaouhari Tissafi	36.332	1.817
24. Turkey	Ibrahim H. Çanakci	Cavit Dağdas	1.802	0.090
25. United Arab Emirates	*	*	0.367	0.018
26. United Kingdom	Hon Justine Greening	Lynne Featherstone	91.394	4.570
27. United States of America	Jacob J. Lew	Robert D. Hormats	108.482	5.424
TOTAL			**2,000.000**	**100.000**

Source: AfDB Treasury Department.
*Note: * Vacant*

Appendix III-3

Board of Directors of ADF: Voting Powers and Countries Represented as of December 31, 2013

Executive Directors / Alternates	Participants	Voting Powers in % *	Voting Powers by constituency in %
Mulu Ketsela**	ADB	7.143	
Abdelmajid Mellouki**	ADB	7.143	
Petronella M.N. Mwangala**	ADB	7.143	
Alieu Momodou Ngum**	ADB	7.143	
Leonard Sentore**	ADB	7.143	
Shehu Yahaya**	ADB	7.143	
Mohamed Samy S. Zaghloul**	ADB	7.143	
			50.000
Vacant	United States of America	5.424	
Elizabeth H. Morris	United States of America		
			5.424
Tomoya Asano	Japan	5.591	
Abdulrahman Abubakr	Saudi Arabia	0.586	
	Argentina	0.004	
	Austria	0.891	
	Brazil	0.318	
			7.390
Heikki Tuunanen	Finland	1.027	
Gabriel Samuelsson	Sweden	2.537	
	Denmark	1.320	
	India	0.179	
	Norway	2.241	
			7.304
Christoph Kohlmeyer	Germany	5.189	
Vacant	Portugal	0.329	
	Switzerland	1.817	
			7.334
Hau Sing Tse	Canada	3.707	
Jangro Lee	Korea	0.476	
	China	0.994	
	Kuwait	0.410	
	Turkey	0.090	
			5.676
François Kruger	France	5.210	
Gauthier Bourlard	Belgium	1.013	
	Spain	1.108	
			7.331
Dominic O'Neill	United Kingdom	4.570	
Vacant	Netherlands	2.117	
	Italy	2.836	
			9.523
Vacant	United Arab Emirates	0.018	
			0.018
GRAND TOTAL			**100.000**

Source: AfDB Treasury Department.
** Slight differences may occur in totals due to rounding.*
*** For the period beginning 1st October 2013 through 30th June 2014.*

Appendix III-4

Subscriptions of State Participants and of the ADB to the ADF as of December 31, 2013

Participants	Contribution in UA
1. African Development Bank	111,740,678
2. Argentina	18,631,870
3. Austria	393,135,184
4. Belgium	445,093,387
5. Brazil	143,629,903
6. Canada	1,578,214,052
7. China	435,742,627
8. Denmark	587,598,335
9. Egypt	1,302,847
10. Finland	452,952,370
11. France	2,280,055,861
12. Germany	2,291,116,185
13. India	79,494,692
14. Italy	1,487,597,456
15. Japan	2,471,811,921
16. Korea	208,873,517
17. Kuwait	171,819,948
18. Netherlands	942,321,782
19. Norway	990,791,889
20. Portugal	173,561,429
21. Saudi Arabia	260,498,240
22. South Africa	31,287,121
23. Spain	560,688,133
24. Sweden	1,114,248,512
25. Switzerland	795,080,640
26. Turkey	40,693,468
27. United Arab Emirates	8,289,468
28. United Kingdom	2,000,550,330
29. United States of America	2,624,511,415
Sub-Total	**22,701,333,261**
Supplementary Contributions through accelerated encashment to reduce the gap	**103,892,879**
Supplementary Contributions through cash to reduce the gap	**50,818,264**
GRAND TOTAL	**22,856,044,405**

Source: AfDB Treasury Department.

Appendix IV

Classification of Regional Member Countries

Category A – Countries Eligible for ADF Resources Only*	
1. Benin	20. Liberia
2. Burkina Faso	21. Madagascar
3. Burundi	22. Malawi
4. Cameroon	23. Mali
5. Central African Republic	24. Mauritania
6. Chad	25. Mozambique
7. Comoros	26. Niger
8. Congo	27. Rwanda
9. Congo, Democratic Republic of	28. São Tomé & Príncipe
10. Côte d'Ivoire	29. Senegal
11. Djibouti	30. Sierra Leone
12. Eritrea	31. Somalia
13. Ethiopia	32. Sudan
14. Gambia	33. Tanzania
15. Ghana	34. Togo
16. Guinea	35. Uganda
17. Guinea-Bissau	36. Zambia
18. Kenya	37. Zimbabwe
19. Lesotho	
Category B – Countries Eligible for a Blend of ADB and ADF Resources	
1. Nigeria	
Category C – Countries Eligible for ADB Resources only	
1. Algeria	
2. Angola	
3. Botswana	
4. Cabo Verde	
5. Egypt	
6. Equatorial Guinea	
7. Gabon	
8. Libya	
9. Mauritius	
10. Morocco	
11. Namibia	
12. Seychelles	
13. South Africa	
14. Swaziland	
15. Tunisia	

** Except for limited ADB lending for enclave and private sector projects.*

Index

African Development Bank Group Addresses

HEADQUARTERS

BANQUE AFRICAINE DE DEVELOPPEMENT
01 Boite Postale 1387 ABIDJAN 01
COTE D'IVOIRE,
7è étage, Immeuble CRRAE UMOA PLATEAU
TEL +225 20 20 4822
FAX +225 20 21 31 00
Contact: Mr. Ali LAMINE ZEINE,
Official Representative

EXTERNAL REPRESENTATION OFFICE

JAPAN
External Representation Office for Asia (ASRO)
African Development Bank Group
74, NBF Building
1-1-7 Uchisaiwai-cho, Chiyoda-ku
Tokyo, 100-0011, Japan
Tel: +81-3-4589-8721
Contact: Mr. Tamagawa MASAYUKI,
Resident Representative

REGIONAL RESOURCE CENTRES

KENYA
East Africa Resource Centre (EARC)
African Development Bank Group
Khushee Tower
Longonot Road, Upper Hill
Nairobi, KENYA
Tel: +254 202712925/6/8
Fax: +254 202712938
Contact: Mr. Gabriel NEGATU,
RRC Director

SOUTH AFRICA
South Africa Resource Centre (SARC)
African Development Bank Group
339 Witch-Hazel Avenue
Highveld Ext. 78
Centurion, SOUTH AFRICA
Tel: +27 120036900
Contact: Mr. Ebrima FAAL,
RRC Director

CUSTOMIZED OFFICES

BENIN
Bureau de Liaison
S/C PNUD
Rue des Dominicains Lot 111 – Zone Résidentielle
Cotonou, BENIN
Tel: +229 21313045/46 +229 21313079
Contact: M. Daniel NDOYE,
Country Economist (resident)

GUINEE
Bureau de Liaison
Banque Africaine de Développement
Immeuble « Air France » Ex Fria Base, 7ème Etage
Quartier Almamya, Kaloum
Conakry, GUINEE
Tél: +224 6692 79031/ +224 620 202073
Contact: M. Olivier MANLAN,
Country Economist (resident)

GUINEA-BISSAU
Bureau du Programme National de la BAD (GWFO)
Groupe de la Banque africaine de Développement
Rua Rui Djassi, Bâtiment des Nations Unies, 4e étage
Bissau, GUINEA-BISSAU
Tel : +2453201348lFax : +245 3201753
Cell: +245 664 14 84/ 590 90 19
Contact: Mr. Jose Albino Cherno EMBALO

MAURITANIE
Bureau de Liaison
C/O Ministère des Affaires Economiques et du Développement
3ème étage – Tevragh Zeina (derrière le Palais des Congrès)
B.P. 7653
Nouakchott, MAURITANIE
Contact: M. Marcellin NDONG NTAH,
Country Economist (resident)

MAURITIUS
Mauritius Liaison Office
African Development Bank Group
5th Floor, Anglo-Mauritius House
Intendance Street
Port Louis, MAURITIUS
Tel : + 230 2116172 / +230 2127953
Fax: + 230 2118631
Contact: Mr. Karim MHIRSI,
Chief Infrastructure Investment Specialist

SÃO TOMÉ & PRÍNCIPE
São Tomé & Príncipe Programme Office (STFO)
African Development Bank Group
Bureau du Programme National de la Banque Africaine de Developpement (BAD), PNUD
Avenue des Nations Unies
B.P. 109
SÃO TOMÉ ET PRÍNCIPE
Tel : +239 9907116 / +239 2221123 22
Contact: Mr. Flavio SOARES DA GAMA,
Country Economist (resident)

COUNTRY OFFICE

NIGERIA
Nigeria Country Office (ORNG)
African Development Bank Group
8, Lake Chad Crescent
Maitama District
Abuja, NIGERIA
Tel: +234 94621030-59
Contact: Mr. Ousmane DORE,
Director

FIELD OFFICES

ALGERIA
Bureau National de l'Algérie (DZFO)
Groupe de la Banque Africaine de Développement
3 Rue Hamdani Lahcène, Hydra
B.P. 148
Algiers, ALGERIA
Tel : +213 21435395
Fax: +213 21435392
Contact: Mme. Assitan DIARRA-THIOUNE,
Resident Representative

ANGOLA
Angola Field Office (AOFO)
Banco Africano de Desenvolvimento
Rua Rei Katyavala
Building Rei Katyavala Ingombota
Luanda, ANGOLA
Tel : +244 937240847/ +244 930049256/+244 935565656
Contact: Mr. Septime MARTIN,
Resident Representative

BURKINA FASO
Bureau National du Burkina Faso (BFFO)
Groupe de la Banque Africaine de Développement
Immeuble Administratif et Technique de l'ARCEP, 5è Etage
Ouagadougou, BURKINA FASO
Tel: +226 50375750/51/53
Fax: +226 50375749
Contact: Mrs. K.G. NZAU-MUTETA,
Resident Representative

BURUNDI
Bureau National du Burundi (BIFO)
Groupe de la Banque Africaine de Développement
10, Rue des Travailleurs, Kiriri
B.P. 7543- Bujumbura, BURUNDI
Tel : +257 22277823/ 22277824
Fax: +257 22277825
Contact: M. Abou Amadou BA,
Resident Representative

CAMEROUN
Bureau National du Cameroun (CMFO)
Groupe de la Banque Africaine de Développement
Immeuble Foul'assi - 1067 bis rue 1750
Nouvelle Route Bastos
BP 33178- Yaoundé, CAMEROUN
Tel: +237 22202761 / 22202765
Fax: +237 22202764
Contact: M. Racine KANE,
Resident Representative

DEMOCRATIC REPUBLIC OF CONGO
Bureau National du R.D. Congo (CDFO)
Groupe de la Banque Africaine de Développement
294, Boulevard du 30 Juin
6e Etage, Immeuble de la BCDC (Banque Commerciale du Congo)
Kinshasa/Gombe
B.P. 7525 Kinshasa I
Republique Democratique Du Congo
Tel : +243 815560291/2
Fax:+243 815560294
Contact: M. Valentin ZONGO,
Resident Representative

EGYPT
Egypt Field Office (EGFO)
African Development Bank Group
72b, Al-Maahad El-Eshteraky st. 5th floor
AFREXIMBANK Bldg. – Opposite to Marryland
Roxy /Heliopolis
Cairo, EGYPT
Tel: +202 22563790/1
Fax: +202 22563792
Contact: Mrs. Leila MOKADDEM,
Resident Representative

ETHIOPIA
Ethiopia Field Office (ETFO)
African Development Bank Group
Get House Building, 7th and 8th floor
Kirkos Sub City, Kebele 20/21, House No 056
Addis Ababa, ETHIOPIA
P.O. Box 25543 - 1000
Tel: +251 115546336
Fax: +251 115546335
Contact: Mrs. Josephine NGURE,
Resident Representative

GABON
Bureau National du Gabon (GAFO)
Groupe de la Banque africaine de Développement
Résidence Saint Georges, Quartier Kalikak
B.P. 4075
Libreville, GABON
Tel : +241 1442952 /+241 1442953
Fax: +241 1442951
Contact: M. Moulay Lahcen ENNAHLI,
Resident Representative

GHANA
Ghana Field Office (GHFO)
African Development Bank Group
No.1 Dr. Isert Road - 7th Avenue - Ridge
Accra, GHANA
Tel : +233 302662818/302662835
Fax: +233 302662855
Contact: Mrs. M-L. AKIN-OLUGBADE,
Resident Representative

LIBERIA
Liberia Field Office (LRFO)
African Development Bank Group
Sophie Community
Old Congo Town
P.O. Box 1844
1000 Monrovia
REPUBLIC OF LIBERIA
Tel: +231 777 11 7773 / +231 777 11 7775
Contact: Mrs. Margaret KILO,
Resident Representative

MADAGASCAR
Bureau National de Madagascar (MGFO)
Groupe de la Banque africaine de Développement
Tour Zital, 8ème Etage
Ankorondrano
Rue Ravoninahitriniarivo
B.P. 1718 - Analakely
Antananarivo 101, MADAGASCAR
Tel: +261 202264361/ 202264189
Fax: +261 202264232
Contact: M. Abdelkrim BENDJEBBOUR,
Resident Representative

MALAWI
Malawi Field Office (MWFO)
African Development Bank Group
2nd Floor, Kang'ombe House
Box 30732, City Centre
Lilongwe, MALAWI
Tel: +265 1774460-62/64
Fax: +265 1774469
Contact: Mr. Andrew MWABA,
Resident Representative

MALI
Bureau National du Mali (MLFO)
Groupe de la Banque africaine de Développement
Immeuble SODIES HANDALLAYE
ACI 2000
B.P. 2950
Bamako, MALI
Tel: +223 20222885/20222872
Fax: +223 20222913
Contact: Mme Hélène N'GARNIM-GANGA,
Resident Representative

MAROC
Bureau National du Maroc (MAFO)
Groupe de la Banque africaine de Développement
Bâtiment B7
Parc Technopolis
Sala Al Jadida
B.P. 592 Rabat Chelah
Rabat, MAROC
Tel: +212 537 565937
Fax: +212 537 565935
Contact: Mme Yacine FAL,
Resident Representative

MOZAMBIQUE
Mozambique Field Office (MZFO)
African Development Bank Group
3rd floor, JAT 4 Building
Zedequias Maganhela, 267
Maputo, MOZAMBIQUE
Tel: +258 21326409 / +258 21315272
Fax: +258 21315600
Contact: Mr. Joseph Martial RIBEIRO,
Resident Representative

REPUBLIQUE CENTRAFRICAINE
– Office Temporarily Closed
Bureau National de la République Centrafricaine (CFFO)
Groupe de la Banque africaine de Développement
Rue Joseph Degrain (Stade Municipal)
Sainte Sophie Résidences
B.P. 324
Bangui, RCA
Contact: Mr. Modibo SANGARE,
Resident Representative

RWANDA
Bureau National du Rwanda (RWFO)
Groupe de la Banque africaine de Développement
Boulevard de l'Umuganda
Building Glory House, 3rd & 4th floors;
Kacyiru Road
P.O. Box 7329
Kigali, RWANDA
Tel: +250 252 504250
Fax: +250 252 504298
Contact: Mr. Negatu MAKONNEN,
Resident Representative

SENEGAL
Bureau Régional du Sénégal (SNFO)
Groupe de la Banque africaine de Développement
Immeuble Coumba, 2eme étage
Route de Ngor, Zone 12
Les Almadies
B.P. 50544 - CP 18524 RP
Dakar, SENEGAL
Tel: +221 338200888/338697544
Fax: +221 338200999
Contact: M. Mamadou Lamine NDONGO,
Resident Representative

SIERRA LEONE
Sierra Leone Field Office (SLFO)
African Development Bank Group
13 Lamina Sankoh Street
5th & 6th floor, Bishop Building
Freetown, SIERRA LEONE
Tel: +232 76541328
Contact: Mr. Yero BALDEH,
Resident Representative

SOUTH SUDAN
South Sudan Field Office (SSFO)
African Development Bank Group
UNDP Compound
Ministries Road
P.O. Box 622
Juba, SOUTH SUDAN
Tel: +211 956 450 033/+211 955 007 777
Contact: Mr. Jeremiah MUTONGA,
Resident Representative

SUDAN
Sudan Field Office (SDFO)
African Development Bank Group
Higleig Petroleum Tower - 7th Floor
Obaid Khatim Street
P.O Box 644
Khartoum, SUDAN
Tel: +249 183236131/ +249 183236240/
+249 183236320
Contact: Mr. Abdul KAMARA,
Resident Representative

TANZANIA
Tanzania Field Office (TZFO)
African Development Bank Group
Garden Avenue, 5th Floor, International House
P.O. Box 6024
Dar Es Salaam, TANZANIA
Tel: +255 22 2125281/2
Fax: +255 22 2125283
Contact: Mrs. Tonia KANDIERO,
Resident Representative

TCHAD
Bureau National du Tchad (TDFO)
Groupe de la Banque africaine de
Développement
Immeuble BCC, 2ème étage
Avenue Charles de Gaulle
B.P. 193
N'Djamena, TCHAD
Tel: +235 22524557 / +235 22524778
Fax: +235 22524996
Contact: M. Michel-Cyr DJIENA-WEMBOU,
Resident Representative

TOGO
Bureau National du Togo (TGFO)
Groupe de la Banque africaine de
Développement
Immeuble de la BOAD - 6e étage
68, Avenue de la Libération
01 B.P. 2722 Lomé, TOGO
Tel: +228 22228002 / +228 22203123
Contact: M. Serge N'GUESSAN,
Resident Representative

UGANDA
Uganda Field Office (UGFO)
African Development Bank Group
14th Floor, Crested Towers Building
Plot 17/22 Hannington Road
P.O. Box 28509
Kampala – UGANDA
Tel : +256 414236166/7
Fax: +256 414 234011
Contact: Mr. Medjomo COULIBALY,
Resident Representative

ZAMBIA
Zambia Field Office (ZMFO)
African Development Bank Group
Banc ABC House, 1ST Floor
746 Church Road
Cathedral Hill, Ridgeway
P.O. Box 51449
Lusaka, ZAMBIA
Tel: +260 211257868/869/874
Fax: +260 211257872
Contact: Mr. Freddie KWESIGA,
Resident Representative

ZIMBABWE
Zimbabwe Field Office (ZWFO)
African Development Bank Group
5th Floor, Joina City
Cnr Jason Moyo Avenue / Julius Nyerere Way
Harare, ZIMBABWE
Tel: +263 4 752 917/838
Fax: +263 4 779 398
Contact: Mr. Mateus MAGALA,
Resident Representative

AFRICAN DEVELOPMENT BANK GROUP

15, Avenue du Ghana, Angle des rues Pierre de Coubertin et Hedi Nouira, BP 323, 1002 Tunis Belvédère, TUNISIA
Tel (216) 71 333 511 **Fax** (216) 71 351 933
Email afdb@afdb.org **Website** www.afdb.org

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